Form 20-F
period 2008-12-31
Telmex Internacional, S.A.B. de C.V.
filed 2009-06-26
CIK 1436223

As filed with the Securities and Exchange Commission on June 26, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission File Number: 001-34086

TELMEX INTERNACIONAL, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Telmex International

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida de los Insurgentes 3500

Colonia Peña Pobre

Delegación Tlalpan

14060 México, D.F., México

(Address of principal executive offices)

Juan Antonio Pérez Simón González

Avenida de los Insurgentes 3500, Oficina 2130

Colonia Peña Pobre

Delegación Tlalpan

14060 México, D.F., México

52 (55) 5223-3200

Fax: 52 (55) 5244-0367

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 20 Series L Shares, without par value	New York Stock Exchange, Inc.

Series L Shares, without par value	New York Stock Exchange, Inc. (not for trading, for listing purposes only)

American Depositary Shares, each representing 20 Series A Shares, without par value	New York Stock Exchange, Inc.

Series A Shares, without par value	New York Stock Exchange, Inc. (not for trading, for listing purposes only)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each class of capital or common stock as of December 31, 2008 was:

8,115 million	Series AA Shares, without par value
415 million	Series A Shares, without par value
9,793 million	Series L Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes            ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes            ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A

☐  Yes            ☐  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes            ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer  ☐            Accelerated filer  ☐            Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting ☐ Standards as issued by the International Accounting Standards Board	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17            ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes            ☒  No

i

ii

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the SEC on Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of operating revenues, net income, net income per share, capital expenditures, dividends, capital structure or other financial items or ratios;

•	statements of our acquisition or divestiture plans;

•	statements about the impact of our acquisition of businesses outside of Mexico;

•	statements of our plans, objectives or goals relating to competition, regulation and rates;

•	statements about competition in the business sectors in which we operate;

•	statements about our future financial performance or the economic performance of Brazil, Mexico or other countries;

•	statements about interest rates, currency exchange rates and foreign securities markets;

•	statements about the availability and cost of external financing for our operations, which have been affected by the stress experienced by the global financial markets;

•	statements about the future impact of regulations; and

•	statements of assumptions underlying such statements.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “will” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying them.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Item 3—Risk Factors” beginning on page 6, include the global economic crisis, technological improvements, customer demand, competition, economic and political conditions and government policies in the countries in which we operate or elsewhere, inflation rates, exchange rates and regulatory developments. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or new developments.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

SELECTED FINANCIAL DATA

In this annual report, Telmex Internacional, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of the United Mexican States, or Mexico, is referred to as the registrant and, unless the context otherwise requires, the registrant and its consolidated subsidiaries are referred to collectively as Telmex Internacional. Telmex Internacional was established on December 26, 2007 pursuant to a procedure under Mexican law called an escisión, or the Escisión, which split off the Latin American and yellow pages businesses of Teléfonos de México, S.A.B de C.V., or Telmex. See “Item 4. Information on the Company—The Company—History—The Escisión” and Note 1 to our audited consolidated financial statements.

This annual report includes under Item 18 our audited consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006. The audited consolidated financial statements and the selected financial data provided below for the dates and periods prior to the Escisión include the historical operations of the entities transferred by Telmex to us in the Escisión that established Telmex Internacional on December 26, 2007. See Note 1 to our audited consolidated financial statements.

The selected consolidated financial data set forth below have been derived from (i) our audited consolidated financial statements for each of the four years in the period ended December 31, 2008, and (ii) the audited consolidated financial statements of Telmex for the year ended December 31, 2004, which in both cases have been reported on by Mancera, S.C., a Member Practice of Ernst & Young Global, an independent registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

Our consolidated financial statements have been prepared in accordance with Mexican Financial Reporting Standards, or Mexican FRS, which differ in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 19 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP, as they relate to us, a reconciliation to U.S. GAAP of net income and total stockholders’ equity, and condensed financial statements under U.S. GAAP.

Due to the adoption of Mexican FRS B-10, effective January 1, 2008, we ceased to recognize the effects of inflation on our financial information. Through December 31, 2007, under Bulletin B-10, inflation accounting had extensive effects on the presentation of our financial statements. In our financial information for 2008, inflation adjustments from prior periods have not been removed from stockholders’ equity and the re-expressed amounts for non-monetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods, as required by Mexican FRS. Financial statements for periods prior to 2008 are presented in constant pesos as of December 31, 2007. See “Item 5. Operating and Financial Review and Prospects—Effect of Inflation Accounting.”

This annual report also incorporates by reference into Item 18 the financial statements of Net Serviços de Comunicação S.A., or Net, as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, because of the significance of our investment in Net under applicable rules of the U.S. Securities and Exchange Commission, or SEC. The financial statements of Net are presented in accordance with U.S. GAAP and expressed in U.S. dollars.

References herein to “pesos” or “P.” are to Mexican pesos, references to “U.S. dollars” or “U.S.$” are to United States dollars and references to the “real” or “reais” are to Brazilian reales.

	Year ended December 31,
	2008(1)		2007		2006(2)		2005(3)		2004(3)
	(2008 in millions of Mexican pesos, previous years in millions of constant Mexican pesos as of December 31, 2007, except share and per share data)
Income Statement Data:
Mexican FRS:
Operating revenues	P.	76,005	P.	67,760	P.	65,520	P.	61,346	P.	30,128
Operating costs and expenses		67,082		57,430		62,204		54,177		26,855
Operating income		8,923		10,330		3,316		7,169		3,273
Net income		5,631		7,014		3,018		4,586		1,965
Majority net income		5,535		6,464		2,353		3,180		1,584
Earnings per share(4)		0.30		0.33		0.11		0.14		0.07
Weighted average number of shares outstanding (millions)		18,596		19,766		20,948		22,893		23,906

U.S. GAAP:
Operating revenues	P.	76,005	P.	67,760	P.	53,924	P.	46,349	P.	22,688
Operating costs and expenses		67,704		58,159		51,641		41,169		20,100
Operating income		8,301		9,601		2,283		5,180		2,587
Income before non-controlling interests		3,289		6,176		1,718		3,113		1,526
Net income		3,329		5,739		1,167		2,391		1,499
Earnings per share(4)		0.18		0.29		0.06		0.10		0.06
Dividends per share(5)		0.15		—		—		—		—

Balance Sheet Data:
Mexican FRS:
Plant, property and equipment, net	P.	58,479	P.	50,494	P.	47,271	P.	44,198	P.	45,276
Total assets		131,513		129,281		108,181		94,119		94,941
Short-term debt and current portion of long-term debt		14,728		4,713		4,932		1,711		13,436
Long-term debt		10,895		11,269		12,558		9,196		9,015
Total stockholders’ equity		80,125		85,534		61,697		61,898		48,637
Capital stock		17,173		17,829		—		—		—

U.S. GAAP:
Plant, property and equipment, net	P.	65,349	P.	58,672	P.	42,053	P.	34,657	P.	34,139
Total assets		135,141		136,177		89,340		67,470		65,733
Short-term debt and current portion of long-term debt		14,728		4,713		4,932		1,711		13,436
Long-term debt		10,411		10,855		9,923		6,645		6,314
Total stockholders’ equity		81,529		86,772		46,374		32,709		20,015
Capital stock		17,173		17,829		—		—		—

(1)	Note 2(y) to our audited consolidated financial statements describes new accounting pronouncements under Mexican FRS that became effective in 2008. The pronouncements that became effective on January 1, 2008, were fully implemented in the financial statements included in this annual report. These new accounting pronouncements were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2008.
(2)	Our results of operations in 2006 were affected by several items relating to Brazilian tax proceedings. Under commercial, general and administrative costs, we recorded (a) a charge of P.4,210 million related to Embratel’s settlement of a dispute over its liability for value added tax and (b) a provision of P.1,467 million for penalties and monetary correction related to income tax on incoming international long distance service. Under other expenses (income), net we recorded (a) other income of P.3,919 million representing the monetary gain and accrued interest related to taxes Embratel paid between 1990 and 1994 and became entitled to recover in 2006 and (b) other expenses of P.1,862 million representing the monetary gain and interest accrued related to back income tax Embratel was required to pay in 2006 on incoming international long distance service for prior periods.

(3)	A series of acquisitions beginning in 2004 resulted in an increase in our results of operations in 2005.
(4)	Based on the weighted average numbers of shares of Telmex in 2007 and prior years. We have not presented net income on a per ADS basis. Each L Share ADS represents 20 L Shares, and each A Share ADS represents 20 A Shares.
(5)	The dividend of P.0.15 per share declared at the general shareholders meeting held in July 2008 was paid in equal installments of P.0.075 per share. Holders of ADSs were paid a U.S. dollar equivalent of U.S.$0.144 per ADS in September 2008 and U.S.$0.111 per ADS in December 2008 (based on the exchange rate applicable on each payment date).

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate expressed in Mexican pesos per U.S. dollar.

Period	High		Low		Average(1)		Period End
2004	P.	10.81	P.	11.64	P.	11.29	P.	11.15
2005		10.41		11.41		10.89		10.63
2006		10.43		11.46		10.90		10.80
2007		10.67		11.27		10.93		10.92

2008		9.92		13.94		11.21		13.83
December		13.09		13.83		13.42		13.83

2009:
January		13.33		14.33		13.88		14.33
February		14.09		15.09		14.61		15.09
March		14.02		15.41		14.65		14.21
April		13.05		13.89		13.39		13.80
May		12.88		13.82		13.19		13.18

Source: The Federal Reserve Bank of New York and the U.S. Federal Reserve Board.

(1)	Average of month-end rates for the annual periods and average daily rates for the monthly periods.

On June 19, 2009, the exchange rate was P.13.34 to U.S.$1.00, according to the U.S. Federal Reserve Board.

We pay cash dividends in pesos, and exchange rate fluctuations affect the U.S. dollar amounts received by holders of our American Depositary Shares, or ADSs, on conversion by the depositary of cash dividends on the shares represented by such ADSs. Fluctuations in the exchange rate between the peso and the U.S. dollar will affect the U.S. dollar equivalent of the peso price of our shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) and, as a result, can also affect the market price of the ADSs.

RISK FACTORS

Risks Relating to Our Business

Increasing competition in the telecommunications industry could adversely affect our revenues, profitability and market share

We face significant competition in Brazil and the other countries in which we operate, which could result in decreases in current and potential customers, revenues and profitability. Governmental authorities in many of these countries continue to grant new licenses and concessions to new market entrants, which results in increased competition. In addition, technological developments are increasing cross-competition in certain markets, such as between fixed-line operators and wireless providers and between cable television providers and telephony providers.

The effects of competition on our business are uncertain and will depend on a variety of factors, including economic conditions, regulatory developments, the behavior of our competitors with regard to prices and promotions and the effectiveness of measures that we take in response to competition. Our ability to compete successfully will depend on our customer service, on our success in selling double and triple play bundled products, on our marketing strategy and on our ability to anticipate and respond to various competitive factors affecting the telecommunications industry, including the introduction of new services and technologies, changes in consumer preferences, demographic trends and economic conditions, as well as discount pricing strategies implemented by our competitors. If we are unable to successfully respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability could decline.

The current global economic downturn and, in particular, the slowdown of the Brazilian, U.S. and Mexican economies could have a negative impact on our operating results and financial condition

Our business is influenced by general global economic conditions. Further deterioration in the economic environment could have an adverse effect on demand for some of our products and services. In difficult economic conditions, consumers may seek to reduce discretionary spending. Under these conditions, the business customers that we serve may delay purchasing decisions, delay full implementation of service offerings or reduce their use of services. Adverse economic conditions may also lead to an increased number of our residential and business customers that are unable to pay for services. If these events were to occur, it could have a material adverse effect on our results of operations.

Our industry is subject to rapid technological changes, which could adversely affect our ability to compete

The telecommunications industry is subject, by nature, to frequent technological change. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to those changes. We expect that new products and technologies will emerge and that existing products and technologies will further develop. These new products and technologies may reduce the prices we can charge for our services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. They may consequently reduce the revenues generated by our products and services or require investment in new technology. As a result, our most significant competitors in the future may be new entrants to our markets that would not be burdened by an installed base of older equipment.

Changes in government regulation could hurt our businesses

Our businesses are subject to extensive government regulation and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government or regulatory authorities. Any of these authorities having jurisdiction over our businesses could adopt or change regulations or take other actions that could adversely affect our operations. In particular, the regulation of prices that operators may charge for their services could have a material adverse effect on us by reducing our profit margins.

Many Latin American countries have recently privatized, and in some cases, deregulated, the provision of communications services and many of the laws, regulations and licenses that regulate our businesses became effective only recently. Consequently, there is only a limited history that would allow us to predict the impact of these regulations on our future operations. In reviewing historical information and in evaluating our future financial and operating performance, you should consider carefully the extensive changes in the structure and regulation of our industry.

For example, in Brazil, where increased regulation accompanied privatization, the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações, or “Anatel”) in 2005 defined a series of cost-based methods, including the fully allocated cost methodology and long-run incremental cost methodology, for determining interconnection fees charged by operators belonging to an economic group with significant market power. Anatel has not published the applicable regulations regarding cost-based methods, although in 2006 it provided criteria for determining whether an operator belongs to a group with significant market power in four segments: rented lines, telephone services, fixed interconnection and mobile interconnection. Based on this criteria, Anatel concluded that Embratel is an economic group with significant market power in two of the segments: long distance rented lines and long distance telephone service. When the cost-based methods are ultimately implemented, the revenues and results of operations of our Brazilian operations may be affected.

In addition, changes in political administrations could lead to the adoption of policies concerning competition, privatization and taxation of communications services that may be detrimental to our operations throughout Latin America. These restrictions, which may take the form of preferences for local over foreign ownership of communications licenses and assets, or for government over private ownership, may make it impossible for us to continue to develop our businesses. These restrictions could result in our incurring losses of revenues and require capital investments all of which could materially adversely affect our businesses and results of operations.

We depend on key suppliers and vendors to provide equipment that we need to operate our business

We depend upon various key suppliers and vendors, including Cisco, Nokia-Siemens, Huawei, Alcatel-Lucent and Motorola to provide us network equipment, which we need to expand and operate our business. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations. In addition, we might be unable to satisfy the requirements contained on our concessions.

We are exposed to special risks in connection with our international call services

Revenues from international service in part reflect payments under bilateral agreements between us and foreign telecommunications authorities or private carriers, which are influenced by the guidelines of the international tariff and trade regulations and cover virtually all international calls to and from the countries in which we operate. Various factors, including unauthorized international traffic (commonly known as bypass), increases in the proportion of outgoing to incoming calls and the levels of settlement prices could affect the amount of net settlement payments from U.S. or other international carriers to us in future years.

Developments in the telecommunications sector have resulted, and in the future may result, in substantial write-downs of the carrying value of certain of our assets

We review the value of our long-lived assets to assess whether those carrying values can be supported by the future cash flows expected to be derived from such assets. In addition, whenever we consider that our fixed assets, intangible assets or goodwill may be impaired due to changes in the economic, regulatory or business environment, we consider the necessity of performing certain valuation tests, which may result in impairment charges. The recognition of impairments of long-lived tangible and intangible assets could result in a non-cash charge on our income statement, which could adversely affect our results of operations.

We continue to look for investment opportunities, and any future acquisitions and related financings could involve risk and have a material effect on our business, results of operations and financial condition

We continue to look for other investment opportunities in telecommunication companies, primarily in Latin America, and we often have several possible acquisitions under consideration. Any new investment may involve risks to which we previously have not been exposed. We cannot assure you that these investments will be successful. Any future acquisitions and related financings also could have a material effect on our business, results of operations and financial condition, but we cannot give any assurances that we will complete any of them. In addition, we may incur significant costs and expenses as we integrate these companies in our systems, controls and networks.

Our ability to pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us

We are a holding company with no significant assets other than the shares of our subsidiaries and our holdings of cash and cash equivalents. Accordingly, our cash flows will be derived principally from dividends, interest and other distributions made to us by our subsidiaries. Our ability to pay dividends depends on the continued transfer to us of dividends and other income from our subsidiaries. The ability of our subsidiaries to pay dividends and make other transfers to us may be limited by various regulatory, contractual and legal constraints that affect our subsidiaries.

We are subject to regulatory limitations in Brazil on the prices we can charge for our domestic and international long distance services

Embratel’s concessions provide for a price cap mechanism to set and adjust rates for basic domestic and international long distance tariffs on an annual basis. We are subject to comprehensive regulations that limit our ability to set tariffs for our services. These regulations may limit our ability to raise prices or may render some kinds of customer traffic unprofitable.

Tariff regulations are subject to challenge in the Brazilian courts, which may result in a loss of profits. We cannot assure you that our financial condition will not be affected by tariff rate challenges in the future.

We are at a disadvantage in Brazil relative to certain of our competitors that control local access networks

To complete long distance telephone calls, we typically must pay originating access charges to the local or the mobile telephone service provider of the caller and terminating access charges to the local or the mobile telephone service provider of the recipient of the call. The Brazilian Telecommunications Law and the concessions for local services oblige local service concessionaires to treat all long distance operators on an equal basis. This means that local service concessionaires should charge their own long distance service concessionaire the same interconnection rate charged to competitors like us. In addition, the Brazilian Telecommunications Law prohibits cross-subsidies between local and long distance concessions, so that if a local service concessionaire were to charge its own long distance concessionaire a lower interconnection rate than the one charged to us, it would be engaging in an anti-competitive practice under the law. However, since some companies own both local and long distance concessions, proving discriminatory pricing and cross-subsidies may be difficult and Anatel may not have sufficient means to audit and prove such practices. As a result, while we must pay access charges to the local service concessionaire, a local service concessionaire may allow its own long distance concessionaire to avoid payment of such charges. Although we have demanded and will continue to demand that Brazil’s competitive regulation be fully enforced to prevent local service concessionaires from allowing their long distance concessionaires to sell long distance services below cost, there can be no assurance that we will be successful in achieving such enforcement and we may suffer anti-competitive behavior in certain segments of the long distance market.

Since January 1, 2006, fixed line local access and long distance interconnection rates have been capped at a fixed percentage of the rates charged to customers, which may limit the ability of local service concessionaires to engage in the discriminatory pricing practices described above, but we cannot assure you that this measure or similar measures adopted in the future will be effective in counteracting these practices.

Most of our basic voice services in Brazil are sold on a per call basis. This makes it easier for customers to switch providers, which could lead us to lose business

Under Brazilian regulations, fixed-line and mobile telephone customers can select their basic domestic and international long distance carrier on a per call basis. Thus, we do not have contracts with most of our customers in our basic domestic and international long distance segment, and those customers can select a different provider at any time. We cannot assure you that our customers will remain loyal to us. If a significant number of our customers were to select another telecommunications service provider, it could have a material adverse impact on our business and financial condition.

If we are unable to successfully combat fraudulent use of our network in Brazil and successfully manage the collections process, our bad debt expense could increase, which would harm our results and our cash flow

Embratel has experienced high levels of bad debt expense, in part because it is required to provide access to our network to all fixed-line and cellular customers without prior assurance that they are creditworthy users. Brazilian telecommunications regulations allow operators to block fixed-line and cellular users only after the customer fails to pay the amount billed. Embratel’s bad debt expense was 4.4% of its net revenues for the year ended December 31, 2007 and 3.7% of its net revenues for the year ended December 31, 2008.

We cannot assure you that our strategies will be effective in combating the fraudulent use of our network or in enabling us to recover unpaid amounts billed for use of our networks, or that efforts that have proved effective in our traditional business will be equally effective in markets such as personal mobile service (SMP) mobile calls and local services. Embratel’s level of bad debt expense may increase in the future, which could harm our profitability and operating cash flow.

We are obligated to meet certain quality of service goals and maintain quality of service standards, and failure to meet such obligations can result in sanctions

Anatel requires Embratel to meet certain quality of service goals under its concessions, including, for example, minimum call completion rates, maximum busy circuit rates, operator availability and responsiveness to repair requests. Failure to meet quality of service obligations can result and has resulted in the imposition of fines by Anatel and other governmental entities. Our ability to meet these goals can be impeded by factors beyond our control and we cannot assure you that we will meet these goals in the future or that we will not be fined in the future.

We are subject to large claims under legal disputes in Brazil

Embratel is party to various legal proceedings in Brazil, some of which involve significant monetary claims for which we have established no reserves. In particular, Embratel is involved in various legal proceedings, including several tax disputes with the Brazilian tax authorities alleging underpayments by Embratel and social security administrative and civil lawsuits for aggregate claims that are substantial. We cannot be certain that these claims will be resolved in our favor. As of December 31, 2008, Embratel had recorded P.1,970 million in reserves for disputes for which an unfavorable result is probable. There is an additional P.21,347 million claimed for which we believe the likelihood of an unfavorable outcome is possible but less than probable and, consequently, we have not provided a reserve for such amount in our financial statements. If all or a significant part of these actions were decided adversely to us, it could have a material impact on our business, financial condition and results of operations.

We will face increased costs if Star One is not able to launch a replacement satellite prior to the end of the contractual life of the existing Brasilsat B-3 satellite

Our satellite subsidiary in Brazil, Star One S.A., or Star One, currently operates five satellites in geostationary orbit and two satellites in inclined orbit. Satellites have a contractual life, based on the expected duration of the satellite’s fuel.

The Brasilsat B-3 satellite will reach the end of its contractual life in October 2010. The typical timeframe for satellite procurement, launch and in-orbit availability is two to three years. Star One is analyzing the replacement of Brasilsat B-3 and considering a contingency plan for an interim solution that will ensure the continuity of Brasilsat B-3’s customer traffic after October 2010. Developing and implementing a contingency plan for an interim solution could result in an increase in our costs. Delays in launching may occur as a result of construction delays, unavailability of launch vehicles and other reasons. Moreover, satellites are subject to launch failures. If a delay or failure occurs and Star One fails to implement a contingency plan for an interim solution that will maintain the continuity of Brasilsat B-3’s customer traffic for a sufficient period of time to allow for successful procurement and launch of a replacement satellite, we may be unable to properly serve our satellite customers and could experience a decrease in our revenues.

Star One’s in-orbit satellites are subject to operational risks

Satellites in orbit are susceptible to anomalies, which are incidents that impair normal satellite operation but for which redundant components may reestablish normal operation. Satellites may also experience more serious malfunctions or other failures. Some anomalies may affect key components or units critical to satellite operation and we may be unable to restore normal operations by using a redundant component or unit onboard the satellite. As a consequence, an anomaly may, either in whole or in part, degrade the satellite’s performance, shorten its operational life, and reduce its capacity available for sale. In the event of an anomaly, we may be unable to properly serve our satellite customers and could experience a decrease in our revenues.

In August 2008, the Star One C-1 satellite experienced an anomaly affecting a momentum wheel. This occurrence did not cause any traffic disturbance to our customers, shorten its operational life, reduce its capacity or affect its revenue-generating ability, although the anomaly caused insurers to include an additional exclusion in our in-orbit insurance policy for Star One C-1. A redundant momentum wheel has replaced the affected momentum wheel and the satellite has been operating normally. The momentum wheel’s manufacturer considers the anomaly an isolated event. Investigations to determine the cause of the anomaly and the current functionality of the momentum wheel are ongoing. Regardless of the investigation results, we cannot be certain that the momentum wheel system will continue to operate satisfactorily in the future, nor can we be certain that a failure to deliver satellite service will not occur. In the event of such a failure, the satellite’s commercial life may be shortened and we could experience a decrease in our revenue-generating ability.

Latin American economic, political and social conditions may adversely affect our business

Our financial performance may be significantly affected by general economic, political and social conditions in the markets where we operate. Many countries in Latin America, including Mexico and Brazil, have suffered significant economic, political and social crises in the past, and these events may occur again in the future. We cannot predict whether changes in administrations will result in changes in governmental policy and whether such changes will affect our business. In addition, governments in these countries have frequently intervened in their economies. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases in interest rates, changes in tax policies, price and wage controls, currency devaluations, capital control and limits on export and imports.

Uncertainty in the region has been caused by many different factors, including:

•	significant governmental influence over local economies;

•	substantial fluctuations in economic growth;

•	high levels of inflation;

•	changes in currency values;

•	exchange controls or restrictions on expatriation of earnings;

•	high domestic interest rates;

•	wage and price controls;

•	changes in governmental economic or tax policies;

•	imposition of trade barriers;

•	unexpected changes in regulation; and

•	overall political, social and economic instability.

Adverse economic, political and social conditions in Latin America may inhibit demand for telecommunications services and create uncertainty regarding our operating environment, which could have a material adverse effect on us.

Our financial condition and results of operations are affected by exchange rate variations

Changes in the value of the various currencies in which we conduct operations against the Mexican peso, and changes in the value of the Mexican peso or our other operating currencies against the U.S. dollar, affect our financial condition and results of operations. We report exchange gains or losses on our indebtedness and accounts payable, especially in U.S. dollars, and currency variations affect the results of our non-Mexican subsidiaries as reported in Mexican pesos.

Since 2004, we acquired a number of companies in other countries in Latin America. During the period from 2004 to 2007, the Mexican peso was relatively stable against the U.S. dollar, although currencies of certain other countries, specifically the Brazilian real and the Colombian peso, appreciated relative to the U.S. dollar and the Mexican peso. Since 2008, the currencies of most countries in which we operate have depreciated against the U.S. dollar due to the current financial crisis. 2009 has been characterized by currency volatility that stems from market uncertainty. Such volatility in exchange rates amplifies the impact of operations in these countries on our revenues as well as costs. We cannot predict the behavior of the Mexican peso and other currencies against the U.S. dollar in the future and what effect they will have on our financial condition and results of operations.

Exchange rate variations also affect our debt. We use derivative instruments to manage our exposure to the risk associated with such variations. At December 31, 2008, our U.S. dollar-denominated indebtedness amounted to P.13,523 million. During 2007 and 2006, the Mexican peso and Brazilian real generally appreciated against the U.S. dollar. In these periods, our foreign exchange gain was either offset (in 2007) or more than offset (in 2006) by losses on derivatives we had entered into. In 2008, the Mexican peso and Brazilian real generally depreciated against the U.S. dollar. In 2008, we had an exchange rate loss due to the depreciation of the Brazilian real against the dollar, which was partially offset by the fair value gain on the derivatives that we had in place to manage our exposure to the risk associated with such variations.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies for the purpose of paying dividends or making timely payments of interest and principal on our indebtedness. The Mexican government or the Brazilian government could institute restrictive exchange rate policies in the future which could adversely affect us.

The ongoing uncertainty in global financial markets could materially adversely affect our ability and our larger customers’ ability to access capital needed to fund business operations

The recent instability in the global financial markets and ongoing uncertainty affecting these markets have resulted in extreme volatility in the credit, equity and fixed income markets. This volatility has limited, in some cases severely, most companies’ access to the credit markets, leading to significantly higher borrowing costs for companies or, in many cases, the inability of these companies to fund their ongoing operations. As a result, our larger customers, who tend to be heavy users of our data services, may be forced to delay, reduce or be unable to finance, purchases of our products and services and may delay payment or default on outstanding bills owed to us.

In addition, we contract with large financial institutions to support our own treasury operations, including contracts to minimize our exposure on interest rates and foreign exchange, and the funding of credit lines and other short-term debt obligations, including commercial paper. A financial crisis could render us unable to access the credit and fixed income markets when needed, severely affecting our business operations.

Furthermore, banking institutions that are the subject of divestiture or merger, or that are in distress, may restrict the availability of capital to customers, including customers that have existing credit facilities. Banks may be unwilling to renew expiring credit facilities or to extend them on the same terms. In some cases, financial institutions may be unable or unwilling to honor their commitments, particularly if they fail.

We are exposed to currency and interest rate risk on our debt, and we have entered into derivatives contracts to limit these risks

A substantial part of our indebtedness is denominated in U.S. dollars, and we have relatively limited assets and revenues denominated in U.S. dollars. As of December 31, 2008, 52.8% of our indebtedness was denominated in U.S. dollars (P.13,523 million). In addition, our indebtedness bears interest at variable rates. As a result, we are exposed to risks from fluctuations in currency exchange rates and interest rates.

To offset these risks, we enter into derivative financial instruments with large financial institutions to minimize the impact of changes in exchange rates and variable interest rates on our indebtedness. We have not entered into derivative financial instruments for any other purpose, although we may do so in the future. The types of derivative instruments we have typically entered into in recent periods principally include cross-currency swaps (in which we generally pay Brazilian real amounts based on Brazilian real interest rates and receive U.S. dollar amounts based on U.S. dollar interest rates).

Our derivative instruments do not provide complete protection against the exchange rate or interest-rate risk of our indebtedness. We may determine that the risks are acceptable or that the protection available through derivative instruments in the market is insufficient or too costly. These determinations depend on many factors, including market conditions, the specific risks in question, and our expectations concerning future market developments. We review and change our derivatives positions regularly, and our hedging policies change from time to time.

When the financial markets are volatile, as they have been in recent periods, our results of operations may be substantially affected by variations in exchange rates and, to a lesser degree, interest rates. These effects include foreign exchange gain and loss on assets and liabilities denominated in U.S. dollars, fair value gain and loss on derivative instruments, and changes in interest income and interest expense. These effects are much more volatile than our operating performance or our operating cash flows.

We attempt to match the cash flows on our derivative transactions with the cash flows on our indebtedness. The net effects on our reported results in any period are difficult to predict and depend on market conditions and on the specifics of our derivatives positions. For example, in 2008 the Brazilian real depreciated against the U.S. dollar by 31.9%. We recognized an exchange loss of P.4,177 million resulting from depreciation of the Brazilian real against the dollar, and a net fair value gain of P.2,577 million on cross-currency swaps. We also recognized lower interest expense due to a slight reduction in the average level of debt held by Embratel and a decrease in the average LIBOR interest rate.

Our derivative transactions are also subject to the risk that counterparties will default or seek bankruptcy protection. The instability and uncertainty in the financial markets has made it more difficult to assess the risk of counterparties to derivatives contracts. Moreover, in light of the greater volatility in the global securities and exchange markets, there may be fewer financial entities available with which we could continue entering into derivative financial instruments to protect against currency and interest rate risk.

Our historical performance may not be representative of our performance as a separate company

Our audited consolidated financial statements and the selected financial data included herein for the dates and periods prior to the Escisión include the historical operations of the entities transferred by Telmex to us in the Escisión. Our historical performance might have been different if we had been separate from Telmex during the periods presented.

The historical financial information included in this annual report is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. There may be changes that will occur in our cost structure, funding and operations as a result of our separation from Telmex, including increased costs associated with reduced economies of scale, and increased costs associated with being a publicly traded, stand-alone company.

Risks Relating to Our Controlling Shareholder and Capital Structure

We are controlled by one shareholder

A majority of the voting shares of our company (71.5% as of May 18, 2009) is owned by Carso Global Telecom, S.A.B. de C.V., or Carso Global Telecom. Carso Global Telecom has the effective power to designate a majority of the members of our board of directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares. Carso Global Telecom is controlled by Carlos Slim Helú and members of his immediate family, who, taken together, own a majority of the common stock of Carso Global Telecom.

The protections afforded to minority shareholders in Mexico are different from those in the United States

Our bylaws provide that any dispute between us and our shareholders will be governed by Mexican law and that legal actions relating to the execution, interpretation or performance of the bylaws may be brought only in Mexican courts. Under Mexican law, the protections afforded to minority shareholders are different from those in the United States. In particular, the case law concerning fiduciary duties of directors is not well developed, there is no procedure for class actions, there are different procedural requirements for bringing shareholder lawsuits and there are different discovery rules. As a result, it may be more difficult in practice for minority shareholders of Telmex Internacional to enforce their rights against us or our directors or controlling shareholder than it would be for shareholders of a U.S. company.

We engage in transactions with related parties that may create the potential for conflicts of interest

We engage in transactions with entities that like us, are controlled, directly or indirectly, by Carlos Slim Helú and members of his immediate family. These entities include (a) Telmex and certain subsidiaries of Telmex, (b) Grupo Carso, S.A.B. de C.V., or Grupo Carso, and its subsidiaries, (c) Grupo Financiero Inbursa, S.A.B. de C.V., or Grupo Financiero Inbursa, and its subsidiaries, (d) América Móvil, S.A.B. de C.V., or América Móvil, and its subsidiaries and (e) Carso Global Telecom. Our transactions with Telmex include the completion of the international traffic of Telmex in countries where we operate, the completion of our international traffic through Telmex’s facilities in Mexico, our publication and distribution of Telmex’s directories and access to Telmex’s customer database and Telmex’s billing and collection in connection with our directories’ business. Transactions with Grupo Carso include the purchase of network construction services and materials, and transactions with Grupo Financiero Inbursa include financial services and insurance. Our transactions with América Móvil include mutual completion of long-distance traffic, transportation of calls, rental of transmission lines in most of the countries in which we operate and provision of call center services mostly in Brazil.

With respect to our shareholders Carso Global Telecom and AT&T International, we entered into agreements for consulting and management services in 2009. For 2008, we reimbursed Telmex U.S.$22.5 million of the amount Telmex paid Carso Global Telecom for such services. We paid both companies an aggregate amount of U.S.$25 million in 2009. In addition, we have agreements with AT&T International that provide for the completion of calls in our respective countries of operation.

Our transactions with related parties may create the potential for conflicts of interest.

Holders of L Shares and L Share ADSs have limited voting rights

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of Telmex Internacional or the cancellation of registration of the L Shares with the National Securities Registry (Registro Nacional de Valores), managed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, that are subject to a shareholder vote in accordance with our bylaws.

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the ADS depositary

Under Mexican law, a shareholder is required to deposit its shares with a custodian in order to attend a shareholders’ meeting. As long as a shareholder holds shares in ADS form, the shareholder will not be able to satisfy this requirement. There can be no assurance that holders of ADSs will receive notice of shareholders’ meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner. In the event that instructions are not received with respect to any shares underlying ADSs, the ADS depositary will, subject to certain limitations, grant a proxy to a person designated by us. In the event that this proxy is not granted, the ADS depositary will vote these shares in the same manner as the majority of the shares of each class for which voting instructions are received.

You may not be entitled to preemptive rights

Under Mexican law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage in Telmex Internacional. Rights to purchase shares in these circumstances are known as preemptive rights. Preemptive rights do not arise upon the sale of newly issued shares in a public offering or the resale of shares of capital stock previously repurchased by us.

We may not legally be permitted to allow holders of ADSs or holders of L Shares or A Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the SEC with respect to that future issuance of shares. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether we will file such a registration statement. We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or U.S. holders of L Shares or A Shares to participate in a preemptive rights offering. As a result, the equity interest of such holders in Telmex Internacional may be diluted proportionately. In addition, under current Mexican law, it is not practicable for the ADS depositary to sell preemptive rights and distribute the proceeds from such sales to ADS holders.

Our bylaws restrict transfers of shares in some circumstances

Our bylaws provide that any acquisition or transfer of 10% or more of our capital stock by any person or group of persons acting together requires the approval of our board of directors. If you wish to acquire or transfer 10% or more of our capital stock, you will not be able to do so without the approval of our board of directors.

Our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in Telmex Internacional and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights he may have, including any rights under the U.S. securities laws, with respect to his investment in Telmex Internacional. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

Telmex Internacional is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets are located in Brazil and Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments against them, including in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico or Brazil, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Item 4.	Information on the Company

THE COMPANY

Overview

Telmex Internacional is a Mexican holding company, providing through its subsidiaries in Brazil, Colombia, Argentina, Chile, Peru and Ecuador, a wide range of telecommunications services, including voice, data and video transmission, Internet access and integrated telecommunications solutions; pay cable and satellite television; and print and Internet-based yellow pages directories in Mexico, the United States, Argentina and Peru.

Our principal business is in Brazil, which accounts for nearly 80% of our total revenues. We operate in Brazil through Embratel Participações S.A. and its subsidiaries. Throughout this annual report, we refer to Embratel Participações S.A. and, where the context requires, its consolidated subsidiaries, as Embratel.

•

Through Embratel, we are one of the leading providers of telecommunications services in Brazil. Our principal service offerings in Brazil include domestic and international long distance, local telephone service, data transmission, direct-to-home (DTH) satellite television services and other communications services, though Embratel is evolving from being a long distance revenue-based company to being an integrated telecommunications provider. Through Embratel’s high-speed data network, we offer a broad array of products and services to a substantial number of Brazil’s 500 largest corporations. In addition, through Embratel’s partnership in Net, the largest cable television operator in Brazil, we offer triple play services in Brazil.

•

We operate in Colombia through Telmex Colombia S.A. and several cable television subsidiaries that we have acquired beginning in October 2006 and whose network passes 4.7 million homes. We offer voice, data and video transmission, Internet access, pay television and value added services.

•

In Argentina, we provide data transmission, Internet access, and local and long distance voice services to corporate and residential customers, data administration and hosting through two data centers and a yellow pages directory in print and on the Internet.

•

In Chile, we provide data transmission, long distance and local telephony, private telephony, virtual private and long distance networks, dedicated Internet access and high capacity media services to business customers, along with other advanced services. We service the residential market as well with long distance telephone services, broadband, local telephony and pay cable and digital satellite television.

•

In Peru, we provide data, Internet access, fixed-line telephony including domestic and international long distance, public telephony, and Internet hosting services to corporate and residential customers, as well as a yellow pages directory in print and on the Internet. The acquisition of cable television capabilities in Peru enables us to pass approximately 300,000 homes. We recently began offering wireless telephony using CDMA 450 MHz technology in the interior provinces of the country.

•

In Mexico, we publish yellow pages directories in print and on the Internet, and we publish white pages directories. In the United States, through Sección Amarilla USA, LLC, or Sección Amarilla USA, we publish Spanish-language telephone directories in 31 states and on the Internet.

•

We entered the telecommunications market in Ecuador in March 2007 to offer a competitive alternative to local incumbents in the residential and business segments. We have begun offering a wide array of voice, data, and Internet services as well as pay television.

Telmex Internacional, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico, with its principal executive offices at Avenida de los Insurgentes 3500, Colonia Peña Pobre, Delegación Tlalpan, 14060 México, D.F., México. The telephone number of Telmex Internacional at this location is 52 (55) 5223-3200.

Our strategy

As an integrated telecommunications company with service offerings across Latin America, we aim to satisfy the telecommunications needs of our customers by providing an integrated selection of products and services that are supported by innovation, convergence and management. We strongly believe in creating value for our customers with profitability. Consistent with this objective, our corporate strategy is based on three tactical pillars: growth, optimization and service. These three pillars of our strategy consist of:

•	increasing the number of our services used by existing customers and penetrating new markets with a greater variety of telecommunications products and services that enjoy more and better features;

•	maximizing revenues, controlling costs, reducing churn and identifying and replicating best practices throughout all the countries in which we operate; and

•

ensuring quality throughout the entire customer process, from presales, sales, installation and post-sales service, offering personalized and special care to all our customers and providing our customers with the best service.

History

We were established on December 26, 2007, by means of a procedure under Mexican corporate law called escisión, by which Telmex split off its Latin American and yellow pages directory businesses. Telmex is a leading Mexican telecommunications provider with an extensive local and long-distance network in Mexico and also offers, among other services, connectivity, Internet access and interconnection services.

The Escisión

The Escisión by which we were established was conducted using a procedure under Mexican corporate law called escisión or “split-up.” In an escisión, an existing company is divided, creating a new company to which specified assets and liabilities are allocated. The shares of the new company are issued to the shareholders of the existing company, pro rata to their share ownership in the existing company. This procedure differs from the procedure by which a spin-off is typically conducted in the United States, where a parent company distributes to its shareholders shares of a subsidiary.

The Escisión was approved on December 21, 2007, by a single action of the shareholders of Telmex at an extraordinary meeting. Our establishment became effective on December 26, 2007. As of the effective date of the Escisión, each holder of Telmex shares became the owner of an equal number of Telmex Internacional shares of the corresponding class, and each Telmex ADS represented an equal number of Telmex and Telmex Internacional shares. On June 10, 2008, our shares and ADSs started trading separately from our shares and ADSs on the Mexican Stock Exchange and the New York Stock Exchange.

Embratel

We acquired Embratel in a series of transactions beginning in July 2004. As of March 24, 2009, we owned 98.1% of the outstanding voting stock and 97.9% of the outstanding non-voting stock of Embratel (98.0% of the total outstanding capital stock) as a result of transactions undertaken by Telmex from 2004 through 2007:

•	In July 2004, Telmex purchased 51.8% of the outstanding voting stock of Embratel from MCI for a cash purchase price of U.S.$400 million (P.5,144 million).

•	In December 2004, Telmex purchased additional voting stock through a tender offer for a total of U.S.$271.6 million (P.3,413 million).

•	Between March and May 2005, Telmex purchased new voting and non-voting stock in a capital increase of Embratel.

•	In October 2005, Telmex received new voting stock in exchange for Telmex’s capital stock of Telmex do Brasil Ltda., or Telmex do Brasil, and its 37.1% interest in Net.

•

In May 2006, Telmex began a cash tender offer for any and all publicly held shares of Embratel’s voting and non-voting stock at a price of 6.95 Brazilian reais per 1,000 shares, plus an adjustment at a monthly index published by the Central Bank of Brazil. In November 2006, Telmex acquired all tendered shares of Embratel’s voting and non-voting stock, including non-voting shares represented by ADSs, increasing Telmex’s interest in Embratel to 98.0% of the outstanding voting stock and 94.7% of the outstanding non-voting stock. As required under Brazilian law, Telmex continued to purchase shares at the tender offer price following the expiration of the tender offer through June 2007.

Other Latin American Telecommunications and Cable Businesses

In addition to the acquisition of Embratel, we also made the following significant acquisitions to expand operations into Latin America beginning in 2004:

•

companies that are now known as Telmex Argentina S.A., Telmex do Brasil, Telmex Chile Holding S.A., Telmex Colombia S.A. and Telmex Perú S.A. (holding the assets of AT&T Latin America Corp.) in February 2004;

•	PrimeSys Soluções Empresariais S.A., or PrimeSys, in November 2005;

•	a non-controlling interest in the Brazilian cable television provider Net in 2005, which Telmex transferred to Embratel later in 2005; and

•	the subscribers, assets and a portion of the liabilities of multiple cable television providers in Colombia beginning in October 2006.

For a description of our other acquisitions, see Note 5 to our audited consolidated financial statements.

Yellow Pages Business

Our yellow pages business in Mexico is conducted through our subsidiary Anuncios en Directorios, S.A. de C.V., or Anuncios, which traces its history to 1897 and is the owner of the registered trademark “Sección Amarilla” in Mexico. Our yellow pages business in the United States is conducted through our subsidiary Sección Amarilla USA, acquired in October 2006 by Telmex. Our yellow pages offerings in Argentina and Peru first began in 2007 through our subsidiaries in those countries.

Significant subsidiaries

The following table sets forth our significant subsidiaries as of the date of this annual report. Our subsidiary Embratel also owns a 35.3% interest in Net, a provider of cable television, local telephone services and broadband Internet access services in Brazil, which we account for under the equity method.

Name of Company	Jurisdiction of establishment	Percentage of ownership and voting interest		Description
Controladora de Servicios Telecomunicaciones, S.A. de C.V.	Mexico	100.0%		Intermediate holding company

Anuncios en Directorios, S.A. de C.V.	Mexico	100.0		Producer of yellow and white pages directories in Mexico

Sección Amarilla USA, LLC	Delaware	80.0		Producer of Spanish-language yellow pages directories in the United States

Embratel Participações S.A.	Brazil	98.0		Intermediate holding company of domestic and international long distance, local and data services providers in Brazil

Empresa Brasileira de Telecomunicações S.A. – EMBRATEL	Brazil	97.2	(1)	Provider of domestic and international long distance, local and data services in Brazil

Star One S.A.	Brazil	77.8	(1)	Provider of satellite services in Brazil

PrimeSys Soluções Empresariais S.A.	Brazil	97.2	(1)	Provider of high level value-added services, such as net integration and outsourcing

Telmex do Brasil Ltda.	Brazil	98.0	(1)	Provider of telecommunications services to corporate customers in Brazil

Metrored Holdings S.R.L.	Argentina	95.7		Intermediate holding company of providers of telecommunications services in Argentina

Telmex Argentina S.A.	Argentina	96.4		Provider of telecommunications services to corporate customers in Argentina

Ertach S.A.	Argentina	96.8		Provider of Internet access, and data and voice services in Argentina

Telmex Chile Holding, S.A.	Chile	100.0		Intermediate holding company in Chile

Telmex Corp. S.A.	Chile	99.7		Intermediate holding company whose subsidiaries provide long distance, Internet access and data network services in Chile

Telmex TV S.A.	Chile	100.0		Provider of satellite television and Internet access services in Chile

Telmex Colombia S.A.	Colombia	100.0		Provider of telecommunications services to corporate customers in Colombia

Superview Telecomunicaciones, S.A.	Colombia	99.6		Cable television provider in Colombia

Telmex Hogar, S.A.	Colombia	100.0		Provider of cable television and Internet services in Colombia

Network and Operation S.A.	Colombia	100.0		Provider of cable television and Internet services in Colombia

The Now Operation S.A.	Colombia	100.0		Editor of cable television programming magazine in Colombia

Megacanales S.A.	Colombia	100.0		Producer of cable television content

Name of Company	Jurisdiction of establishment	Percentage of ownership and voting interest	Description
Cablecaribe S.A.	Colombia	100.0	Provider of cable television and Internet services in Colombia

New Dinamic Company, S.A.	Colombia	100.0	Provider of cable television and Internet services in Colombia

Telmex Perú S.A.	Peru	100.0	Provider of telecommunications services to corporate customers in Peru

Ecuadortelecom, S.A.	Ecuador	100.0	Provider of telecommunications services in Ecuador

(1)	Indirect interest held through Embratel Participações S.A.

Certain financial information by region

The following table sets forth selected financial information on our geographic segments for the year ended December 31, 2008, prepared in accordance with Mexican FRS and expressed in pesos and as a percentage of our total consolidated group.

	Year Ended December 31, 2008
	(in millions of Mexican pesos, except percentages)
	Brazil			Other countries			Total(1)
Operating revenues	P.	59,954	78.9%	P.	16,661	21.9%	P.	76,005	100.0%
Operating cost and expenses		51,651	77.0		16,041	23.9		67,082	100.0
Segment assets(2)	P.	135,599	83.1%	P.	27,608	16.9%	P.	163,207	100.0%

	Year Ended December 31, 2007
	(in millions of constant Mexican pesos as of December 31, 2007, except percentages)
	Brazil			Other countries			Total(1)
Operating revenues	P.	55,457	81.8%	P.	12,452	18.4%	P.	67,760	100.0%
Operating cost and expenses		48,123	83.8		9,455	16.5		57,430	100.0
Segment assets(2)	P.	134,688	89.3%	P.	16,186	10.7%	P.	150,874	100.0%

(1)	After the elimination of intersegment revenues.
(2)	Segment assets consist of property, plant and equipment (without deducting accumulated depreciation), construction in progress, advances to suppliers and inventories for operation of the telephone plant. See Note 18 to our audited consolidated financial statements.

OPERATIONS IN BRAZIL

We operate in Brazil through Embratel and its subsidiaries, offering a full range of telecommunications services to customers throughout Brazil. Embratel was founded in 1965 and later became the long distance subsidiary of Telecomunicações Brasileiras S.A. – Telebrás, or Telebrás, the Brazilian government-owned telephone company. In 1998, Telebrás was broken up into 12 new holding companies, including Embratel, which were then privatized. Embratel was granted the concession for domestic and international long distance services. Embratel is a publicly traded company in Brazil and its shares are listed on the São Paulo Stock Exchange. After the Brazilian local service market opened to competition, Embratel began providing local telephone services in 2002. We currently own 98.1% of the outstanding voting stock and 97.9% of the outstanding non-voting stock of Embratel (98.0% of the total outstanding capital stock).

Revenues from our Brazilian operations in 2008 amounted to P.59,954 million. Of our total Brazilian revenues in 2008, approximately 67.5% was attributable to voice services, approximately 29.9% was attributable to data services and the remainder was attributable to other services. Voice services include domestic and international long distance and local services. We generate most of our voice services revenue from domestic and international long distance services. Residential customers generate the majority of our long distance revenues. Data services include data and Internet access services. Other services include television and radio transmission, mobile satellite communications services and call center services. Of our total Brazilian revenues in 2008, 59% was attributable to corporate customers and the remainder to residential customers.

Domestic long distance services

Through Embratel, we are one of Brazil’s major domestic long distance service providers. We provide inter-regional, intra-regional and intra-sectorial long distance services to corporate, residential and cellular customers throughout Brazil. Domestic long distance services accounted for 45.8% of Embratel’s total net operating revenues in 2008, 47.4% in 2007 and 51.3% in 2006.

The domestic long distance services that we provide throughout Brazil include the following:

•

Inter-regional long distance. Inter-regional long distance service consists of all calls originating within one and terminating in another of the three fixed-line regions and all calls originating in one and terminating in another cellular region.

•

Intra-regional long distance. Intra-regional long distance service consists of all calls originating in one local calling area within a fixed-line region and terminating in another local calling area within the same fixed-line region. A local calling area is generally equivalent to a municipality, and there are usually several local calling areas within an area code.

•

Intra-sectorial long distance. Intra-sectorial long distance service consists of all calls originating in one local calling area within a fixed-line sector and terminating in another local calling area within the same fixed-line sector. A fixed-line sector is generally equivalent to a state.

Domestic long distance rates

Rates for domestic long distance calls are based on the time of day and day of the week when a call is made, the call’s duration and the distance covered. The tariff structure for domestic long distance calls is established by Anatel and is uniform throughout Brazil. There are currently 16 domestic long distance tariffs, based on combinations of four distance categories and four day/time categories.

Embratel’s concession, effective as of January 1, 2006, permits it to set its own rates in accordance with an annual rate adjustment mechanism established by Anatel. See “—Regulation—Rates.”

We set our basic domestic long distance rates each year based primarily on the rate adjustment mechanism Anatel imposes on all operators. In 2006 and 2007, we reduced some of our tariffs in accordance with the rate adjustment mechanism. Our average domestic long distance rate decreased by 1.3% in 2006 and 1.5% in 2007. We increased our fixed line to fixed line rates by an average of 1.2% in 2008 in accordance with the Anatel annual rate adjustment allowance. Our domestic long distance rates for fixed-to-mobile calls, which have their own readjustment rules, increased 11.3% in 2008 in accordance with our negotiated agreements with mobile phone companies. These rates did not change in 2007 or 2006.

While these rates apply to basic plan customers, we have developed a variety of promotional and customer retention programs since 2000 that enable many of our customers to obtain long distance packages that may include lower rates and/or subscription fees. These programs offer discounts from Anatel-approved rates and are designed to increase our market share and promote usage of the “21” carrier selection code assigned to Embratel. In addition, we offer discounts to corporate customers on a case-by-case basis. Embratel also employs campaigns that target specific groups of our corporate customers (e.g., small and medium-sized businesses or regional groups). Our customer retention and discount programs are designed to allow us to build customer loyalty and to improve collections by identifying our customers before we bill them for our services.

The majority of our long distance voice services customers are not “pre-subscribed.” In other words, customers do not register with us before we begin providing services to them. Instead, each time a customer initiates a long distance domestic or international call from either a fixed or a mobile terminal, the customer chooses whether to use our services by dialing the “21” selection code or to use the services of another service provider by dialing a different code.

International long distance services

Through Embratel, we are one of the major providers of international long distance service in Brazil and we believe that we operate the largest long distance telecommunications network in Latin America. We also have ownership interests in several undersea cables between South America and the rest of the world through cable consortia. International long distance services generated 4.9% of Embratel’s total net operating revenues in 2008, 5.8% in 2007 and 6.2% in 2006.

Revenues generated by international long distance services are primarily derived from:

•	charges for international outgoing calls originating in Brazil; and

•	net settlement payments made by other international telecommunications operators for incoming calls carried through our network in Brazil.

International long distance rates

Rates charged for outgoing international calls vary depending on the time of day and the day of the week when a call is made, the duration of the call, the country of destination and whether special services, such as operator assistance, are used. See “—Regulation—Rates.” We reduced our basic international long distance rates in accordance with the Anatel rate adjustment mechanism by an average of 10.0% in 2006 and 1.2% in 2007. In 2008, we increased rates for outgoing international calls an average of 1.2%.

Net settlement payments

Revenues from international long distance services also reflect payments under bilateral agreements between Embratel and foreign state-owned or private telecommunications providers, which are influenced by the guidelines of the international tariff and trade regulations and cover virtually all international calls to and from Brazil. These agreements set forth the settlement rates of payment from Embratel to foreign carriers for the use of their facilities in connecting international calls originating in Brazil and from foreign carriers to Embratel for the use of its facilities in connecting international calls originating abroad. The settlement rates under these agreements are negotiated with each foreign carrier and are based on foreign currency. They are charged or paid on a net basis. Various factors could affect the amount of net settlement payments from foreign carriers to Embratel in future years. These factors include unauthorized international traffic (commonly known as bypass), increases in the proportion of outgoing as opposed to incoming calls, the volume of minutes included in the bilateral agreements, fluctuations of the Brazilian real versus the currencies involved, changes in market rates and modifications to the tax policies affecting the transfer of payments related to telecommunication payments abroad.

Data transmission and Internet access services

Through Embratel, we are Brazil’s leading provider of data and Internet services. Our data transmission network, which incorporates fiber optic, digital microwave, satellite and copper transmission technology, allows us to provide a range of value-added broadband data services to a client base that includes a substantial majority of Brazil’s top 500 corporations. Our data transmission services include the renting of high-speed data lines to businesses and to other telecommunications providers, satellite data transmission, Internet services, packet-switched data transmission, frame relay and message-handling systems. In November 2005, Embratel bolstered its offerings of value-added services through the acquisition of PrimeSys, a leading provider of managed telecommunication network operations and data outsourcing, for approximately U.S.$100 million (P.613.8 million). Data transmission services accounted for 29.9% of Embratel’s total net operating revenues in 2008, 26.4% in 2007 and 27.5% in 2006.

Embratel also operates a free Internet service provider called Click21, which provides us with an easily accessible channel for the marketing and sale of voice services to residential customers and small businesses. At December 31, 2008, Click21 had approximately 2.7 million subscribers, compared to approximately 2.5 million subscribers at December 31, 2007.

Data transmission services and rates are not regulated, though a license to provide them is required. See “—Regulation” for more information concerning regulation of our other operations.

In recent years, we have reduced rates per 64 Kbps billed-line equivalent, partly due to new technologies enabling telecommunications companies to provide more bandwidth capacity at lower costs and also in response to more competition in this market. In 2008, rates for 64 Kbps billed-line equivalents decreased by 11.8% on average, and in 2007 our rates for 64 Kbps billed-line equivalents decreased by 22.3% on average.

Local services

In the fourth quarter of 2002, Embratel began providing local telephony services, and in 2008 we served 415 Brazilian cities, including all major Brazilian metropolitan areas. We are the only local service provider present in all Brazilian states. Local services represented 15.4% of Embratel’s total net operating revenues in 2008, 9.0% in 2007, and 11.1% in 2006.

In December 2003, Embratel acquired Vésper S.A. and Vésper São Paulo S.A. and their subsidiaries, together Vésper, which are wireless local loop, local services and broadband data operators with operations in São Paulo and 16 other Brazilian states. This enabled us to further broaden and accelerate the rollout of our local service offerings. We market our local service to residential customers under the name Livre, which had 1.7 million users as of December 31, 2008, and to large and medium-sized business customers under the name VipLine.

We offer voice over Internet protocol, or VoIP services, to VipLine customers. To our residential customers, we also offer VoIP services through Net Fone via Embratel, in conjunction with Net. See “—Equity investment in Net Serviços de Comunicação S.A.”

Our local rates are affected by marketing and competition and vary by product. During 2006, we increased Livre rates, on average, by 4%, to remain competitive with other providers. During 2007, we increased Livre rates, on average, by 25%. During 2008, we increased Livre rates, on average, by 21%. Net Fone via Embratel rates for fixed line-to-mobile calls changed for the first time since the services’ launch in March 2006, increasing by 11.3% in 2008.

Satellite services

Through Embratel’s subsidiary Star One, we are Brazil’s leading provider of satellite solutions, including space segment provision, broadband and network services. Star One currently has five satellites in geostationary orbit and two satellites in inclined orbit. Star One has the most extensive satellite system in Latin America with a fleet covering the entire territory of South America, Mexico, part of Central America and part of Florida. Star One also owns 11 transponders on board of NSS-10 (originally AMC-12, and referred to as Star One C-12) operated by SES New Skies. Embratel owns 80.0% of the capital stock of Star One; the remainder is owned by GE Satellites Holdings LLC. We include revenues from satellite services as revenues from corporate networks.

Star One’s principal customers include television broadcasters, cable operators, telecommunications service providers, and financial and governmental institutions. Star One also provides satellite services to the Brazilian military. A significant amount of Star One’s satellite capacity is leased directly to Embratel for its telecommunications services. Embratel’s telecommunications services use this capacity, together with equipment and software, to provide data, voice and other telecommunications services to our customers.

Direct-to-home (DTH) satellite pay television service

In December 2008, Embratel launched, through a newly created, wholly-owned subsidiary, Embratel TV SAT Telecomunicações Ltda., or Embratel TV SAT, its pay television service via satellite. Branded as Via Embratel, the service uses DTH technology, a mode of transmission in which television signals are sent by satellite directly to the customers with high quality sound and image. Monthly subscription fees range in price from R$59.90 to R$119.80, including taxes.

Other services

In addition to long distance, data transmission and local services, we provide other services including text, telex, sound and image transmission and maritime communications. We also provide call center services through BrasilCenter to related third parties, including the Brazilian subsidiaries of América Móvil that operate under the brand name Claro and our investee Net. The revenues from other services accounted for 2.6% of Embratel’s total net operating revenues in 2008, 3.6% in 2007 and 1.8% in 2006.

Equity investment in Net Serviços de Comunicação S.A.

Embratel owns a non-controlling interest in Net, the largest cable television operator in Brazil. Net has grown substantially as a result of an increase in subscribers as well as the two-step acquisition of Vivax S.A., or Vivax, in December 2006 and June 2007, and the acquisition of 614 Telecomunicações Ltda., 614 TVP Joao Pessoa S.A and 614 TVT Maceió S.A., jointly referred to as BIGTV, in December 2008. As of December 31, 2008, Net had approximately 3.2 million pay television subscribers (2.5 million at year end 2007) and 2.3 million Internet broadband subscribers (1.4 million at year end 2007). During the year ended December 31, 2008, Net had revenues of P.19,659 million and net income of P.268 million.

In addition to cable television services, Net also offers the Net Fone via Embratel voice service, integrated with video and broadband data services, as part of the triple play package provided jointly with Embratel. This service had approximately 1.8 million subscribers as of December 31, 2008 (567,000 at year end 2007). The product, which uses VoIP technology, works like a conventional phone line and allows the user to make local, long distance and international calls to any telephone or handset, which calls are charged per minute and not by pulse. Subscribers can apply their minimum monthly fee to make any type of call, including local and long distance calls and calls to mobile phones. Net Fone via Embratel is primarily directed to the residential market and was offered with a minimum monthly subscription fee of R$24.90 per month through year end 2008 and has increased to R$27.04 per month. As of December 31, 2008, the service is available in 75 cities, including São Paulo, Campinas, Santos, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília.

Embratel’s total direct and indirect interest in Net is 35.3%. We originally acquired the interest in Net from Globo Comunicações e Participações S.A. and two related entities (together, Globo) in 2005 and increased it in successive transactions with Globo in 2006 and 2007, for an aggregate purchase price of P.5,713 million. Our interest was subsequently diluted in 2007 when Net issued shares to acquire Vivax.

A majority of the voting shares of Net is owned by GB Empreendimentos e Participações S.A., or GB. Globo owns a majority of the voting interests in GB. Globo also owns Net Brasil S.A., a company with which Net has (a) a long-term agreement to purchase Brazilian source programming and (b) a licensing agreement for the right to use the “Net” brand name through 2015.

Under current Brazilian law governing cable operators, Embratel is not permitted to control Net because Embratel is not under Brazilian control. If Brazilian law changes to allow Embratel to own a controlling interest in Net, Embratel (which currently owns 49% of the voting interests and all of the non-voting interests in GB) has the right to purchase an additional interest in GB to give it control of 51% of the voting shares of Net, and Globo has the right to cause Embratel to purchase such interest.

Direct billing and collections

We directly bill our telecommunications and related services, including collect-calling services and standard voice services, to a portion of our end-user customers. Direct billing results in the risk of bad debts. Since 2000, we have taken a number of measures to reduce our bad debt expense, including:

•

Co-billing. In 2002, Embratel implemented co-billing arrangements with three local operators to allow these operators to bill Embratel’s long distance calls originated by their local customers. In 2008, we had co-billing arrangements with approximately 13 operators, five fixed operators and eight mobile operators. Since 2006, Embratel also has incoming co-billing service, which allows us to bill on behalf of other long distance operators for calls that originate on an Embratel local customer’s line.

•	Use of call centers. We make proactive use of our call centers in our collection efforts.

•

Collections system. In 2002, we implemented the CACS Telecom System, a simple, automated collections system that enables us to combine different collection strategies for different customer profiles. In 2008, we continued to implement improvement in collections systems, such as using collection letters that consolidate the debts of our corporate clients.

•

Anti-fraud system. This system is capable of monitoring 60 million call detail reports per day, including all local, domestic and international long distance traffic, and is capable of performing real-time call monitoring behavior analysis and scenario investigation, using artificial intelligence.

•	Use of third-party credit collection firms. We use third-party collection firms to collect overdue charges from our customers.

•

Customer Data System. In the third quarter of 2006, a new customer data system called CCC was implemented. The system allows for faster updating of information, flexibility in customer account structure, quality improvement and improved payment of taxes across the different Brazilian states.

Network and facilities

We believe that Embratel owns the largest long distance telecommunications network in Latin America and the largest network of broadband fiber optic transmission systems in Brazil. The network, which connects all of the regional fixed-line and cellular operators throughout Brazil, uses a 100% digital switching system for voice and data services, and the latest generation Internet Protocol, or IP, routers to support IP-based services, such as VoIP, Internet access and virtual private networks (VPN) through Multiprotocol Label Switching (MPLS) technology. Our domestic long distance and international transmission facilities extend to all 26 states and the Federal District of Brazil and include fiber optic, digital microwave, satellite and copper wireline networks.

Domestic long distance and local metropolitan network

We are the principal provider of high-speed data transmission and Internet service in Brazil, with the largest national fiber-optic transmission network. We have approximately 36,400 kilometers of cable in a mesh network that has three or more outlets with a capacity of 963 Gbps. We use a 100% digital switching system for voice and data services and the latest generation IP routers to support IP-based services. Our Internet backbone is the largest in Latin America with 400 Gbps capacity distributed through 2,036 POPs and 40 routing centers.

We have local metropolitan digital fiber networks with approximately 4,500 kilometers of cable in the major Brazilian cities, and we offer direct wireline or wireless connections to businesses in those cities. We are attaching fiber extensions to commercial buildings connected to metropolitan rings, providing high quality direct connections. Our telephony networks have also been modified to use Net’s coaxial cable networks to provide telephony services to Net’s broadband customers through Net Fone via Embratel.

We use long distance microwave systems, with a total range of 16,254 kilometers, in areas where installation of fiber cables is difficult. These long distance microwave links offer alternative routes to the fiber network. As a complement to the long distance microwave and fiber networks, we also use five satellites to provide services to remote locations within the country.

We offer local telephony services to our Livre residential customers using Code Division Multiple Access (CDMA) digital wireless technology. We also provide wireless Internet access services in 44 cities using CDMA 1xRTT technology.

We have licenses to use the 3.5 GHz frequency with nationwide coverage for the implementation of WiMax technology. In March 2008, we introduced local and long distance telephone services and Internet broadband access to small and medium-sized business customers using this technology. This technology, originally available in 12 major cities in Brazil, is now available in over 150 cities. With the introduction of WiMax technology, we can provide new service options via wireless broadband transmission to the homes and offices of our customers and achieve cost reductions.

International network

Embratel’s submarine cable network reaches all continents through 18 different cable systems in which it has various ownership interests. Embratel also participates in Telmex’s International Regional Network to offer seamless solutions for connection to the major countries of North and South America. To complement and diversify the international network and increase its global service capacity, Embratel leases satellite capacity from international satellite systems in a cost-effective manner. The International Internet Backbone has 90 Gbps of capacity with transmission diversity, providing highly reliable international IP services to our customers.

Satellite infrastructure

Star One currently operates an earth station in Guaratiba, located in the state of Rio de Janeiro. This station, activated in 1985, is ISO certified and controls the operations of its Brasilsat B-1, B-2, B-3 and B-4, and Star One C-1 and C-2 satellites. Embratel has a back-up satellite earth station in Tanguá, also in the state of Rio de Janeiro. Both earth stations are used for satellite operations and control as well as for satellite communications. A third earth station, Mosqueiro, is located in the north of Brazil.

Satellites have a contractual life, based on the expected duration of the satellite’s fuel. Star One has a program to replace satellites that are nearing or have reached the end of their contractual lives. In April 2008, Star One launched the Star One C-2 satellite, the second successful satellite launch within six months following the launch of the Star One C-1 satellite in November 2007. Star One C-2 replaced Brasilsat B-1, which is operating in inclined orbit. Star One C-1 and C-2 represent the new generation of more modern and powerful “C” series satellites, which provide expanded coverage and are intended to ensure the continuity and quality of Star One’s communication services to most of Latin America.

The Brasilsat B-3 satellite will reach the end of its contractual life in October 2010. The typical timeframe for satellite procurement, launch and in-orbit availability is two to three years. Star One is analyzing the replacement of Brasilsat B-3 and considering a contingency plan for an interim solution that will ensure the continuity of Brasilsat B-3’s customer traffic after October 2010. Developing and implementing a contingency plan for an interim solution could result in an increase in our costs. Delays in launching may occur as a result of construction delays, unavailability of launch vehicles and other reasons. Moreover, satellites are subject to launch failures. If a delay or failure occurs and Star One fails to implement a contingency plan for an interim solution that will maintain the continuity of Brasilsat B-3’s customer traffic for a sufficient period of time to allow for successful procurement and launch of a replacement satellite, we may be unable to properly serve our satellite customers and could experience a decrease in our revenues.

The overall cost of the Star One C-1 was U.S.$293.1 million (R$600.1 million), U.S.$182.4 million of which was financed under a credit agreement supported by the French export credit agency (COFACE – French Foreign Trade Insurance Company). The cost of the Star One C-2 was U.S.$147.7 million (R$341.6 million ), U.S.$136.7 million of which is being financed under a credit agreement also supported by COFACE.

Competition

The leading operators in Brazil’s telecommunications market are the companies that were split off from Telebrás, the former government-owned telephone company, upon its privatization. These companies include Telefónica S.A., or Telefónica, Brasil Telecom S.A., or Brasil Telecom, and Oi Participações S.A., whose service in Brazil is under the brand name Oi, and Embratel. In 2008, a change in Brazilian regulations allowed for Oi to purchase Brasil Telecom. Currently, the companies operate as separate entities, but they may be fully merged in the future. Following the breakup and privatization of Telebrás, three “mirror companies” were created by the auction of mirror licenses to provide local services over public switched networks in the same geographic areas served by the incumbent carriers. In 2003, Embratel acquired Vésper S.A. and Vésper São Paulo S.A., two of the three mirror companies. Global Village Telecom holds the third mirror license for local service. In the case of domestic and international long distance service, our competitor Intelig holds a mirror license.

Since 2002, the Brazilian federal government has authorized Anatel to grant an unlimited number of authorizations for the provision of any type of telecommunications service. Embratel was granted a nationwide license in August 2002 to provide local telephone service after it met certain universal service requirements.

Our principal competitors in Brazil vary by region and type of service. In northern and eastern Brazil, we compete primarily with Oi and CTBC Telecom for local services and Oi and Intelig for long distance services. In São Paulo, we compete primarily with Telefónica for local services and Telefónica and Intelig for long distance services. In southern and western Brazil, we compete primarily with Brasil Telecom and Global Village Telecom for local services and Brasil Telecom and Intelig for long distance services. There are no official statistics we can use to determine our market shares, but we prepare estimates based on public reports of revenues. In local service, market shares vary by area, but for the total nationwide market we estimate that in 2008 our share was between 5% and 6%, while Oi and Telefónica each had more than one-third of the total market for local service and Brasil Telecom had nearly one-quarter. In long-distance service, we estimate that in 2008 Embratel had (a) approximately 39% of the market in northern and eastern Brazil (with Oi having the balance); (b) approximately 34% of the market in São Paulo (with Telefónica having the balance) and (c) approximately 34% of the market in southern and western Brazil (with Brasil Telecom having the balance).

In addition, we have experienced competition for the provision of international long distance service from companies outside Brazil known as telephone service resellers. Telephone service resellers provide customers with lower international rates by offering international long distance voice services using data protocols in Brazil. Initially, these companies provided services without the required public telephony authorizations from Anatel. However, as licenses have become available, several of these companies have acquired them and become regulated providers.

Regulation

The Brazilian Telecommunications Law (Lei Geral das Telecomunicações Brasileiras) provides a framework for telecommunications regulation. Pursuant to Article 8 of the Telecommunications Law and Decree No. 2,338 of October 7, 1997, the primary regulator of Embratel is Anatel. Anatel has the authority to propose and issue regulations that are legally binding on telecommunications services providers. Any proposed regulation of Anatel is subject to a period of public comment, which may include public hearings. Anatel’s actions may ultimately be challenged in Brazilian courts.

Concessions and authorizations

Voice Services

Embratel holds a domestic long distance concession and an international long distance concession, as well as authorizations to provide local, data, satellite services and satellite television services.

Embratel’s concession for the provision of domestic and international long distance service was renewed on December 22, 2005, and will expire on December 31, 2025. Anatel’s regulations provide for possible revision every five years to take into account changed conditions and reconsider universal service obligations and quality targets. The initial grant of the concession to Embratel did not require payment of a fee. Beginning January 1, 2006, however, Embratel is required to pay a fee every two years during the term of the concession equal to 2% of the revenues from switched fixed telephone services, net of taxes and social contributions, for the year preceding the payment.

Under the terms of the concession agreements effective January 1, 2006:

•	All operators are to provide co-billing under equal treatment terms. The terms governing co-billing have been established through a public comment process.

•	Since April 2006, new regulations guarantee effective accounting separation for each service.

•	The General Plan of Competition, introduced in the concession and pending promulgation by Anatel, will set forth rules designed to enhance competition in the local fixed switched telephony market.

Satellite services

Star One’s authorizations for satellites B-1, B-2, B-3 and B-4 were renewed for 15-year terms in December 2005. Star One’s authorizations for satellites C-1 and C-2 were granted in 2003, and each has a 15-year term. Anatel also granted Star One 15-year authorizations for two new satellites in 2006 and 2007.

Direct-to-home (DTH) satellite television services

Embratel holds an authorization to provide direct-to-home (DTH) satellite television services, granted by Anatel on May 2008 for Embratel TV SAT.

Obligations of telecommunications companies

Service and quality targets

Since the privatization of the Brazilian telecommunications system, concessionaires have been required to meet certain universal service and quality targets. Failure to meet these targets carries the possibility of fines and penalties from Anatel.

As provided for in the concession and the General Plan of Telephony Universalization Goals, at December 31, 2008, Embratel has installed 1,641 public pay telephones to promote universal service.

Telecommunications providers are subject to the quality targets set forth in the new General Plan on Quality. This plan sets forth a series of service quality obligations that are incorporated into the concessions.

Failure to fulfill our quality of service obligations could lead to the imposition of fines and penalties on Embratel by Anatel. There are a variety of external factors that may impede our ability to fulfill those obligations. Because Embratel’s network connects with those of regional fixed-line operators, regional cellular operators and foreign operators, the quality of service it provides may also be significantly affected by the quality of the networks on which calls originate or terminate.

Interconnection

All telecommunications networks are required to provide interconnection upon request. While the terms and conditions of interconnection are negotiated between the parties, interconnection tariffs are subject to a price cap established by Anatel. Rates below the cap may be freely negotiated between the parties. If a company offers an interconnection tariff below the price cap, it must offer that price to any other party requesting interconnection on a non-discriminatory basis.

Co-location

Co-location allows a party requesting interconnection to place its switching equipment in or near the local exchange of the network operator whose network the requesting party wishes to use and may connect to the network at this point of presence. Co-location arrangements are currently negotiated directly by the parties. Anatel declared that co-location of network elements and services by operators that provide network elements and services is required by the regulation currently in place. However, the regulation does not determine which network elements and services are to be co-located or how co-location should occur.

Unbundling

In May 2004, Anatel issued an order establishing rules for unbundling of local telephone networks, which requires the three main incumbent service providers (Oi, Brasil Telecom and Telefónica) to make their networks available to other providers, including Embratel. The unbundling order also establishes a deadline by which incumbent providers must comply with these requirements and addresses related matters such as co-location space requirements. However, Anatel has not yet set final unbundling rules or fixed rates for full unbundling.

Number portability

Number portability is the ability of a customer to move to a new home or office or switch service providers while retaining the same telephone number. Full implementation occurred in March 2009.

Recent Regulatory Developments

In October 2008 the General Plan of Regulation Updates (Plano Geral de Atualização da Regulamentação) was approved by Anatel to be a framework to develop public telecommunications policies during the next ten years.

In November 2008 the new General Plan of Awards (Plano Geral de Outorgas), or PGO, was approved by Decree No. 6654. The new PGO established rules concerning the geographic division of the country and the acquisition of new licenses to enhance competition in the fixed switched telephony service market. The new PGO rules also loosened the restrictions on the transfer of concessions for long distance and local services. As a result, Oi was allowed to purchase Brasil Telecom.

Rates

Embratel annually changes its rates for its basic domestic and international long distance services in accordance with the Anatel rate adjustment mechanism. The rate adjustment is determined based on inflation and productivity across the Brazilian telecommunications industry and sets the average percentage increase or decrease for the basket of all basic long distance rates. Each of the six fixed line concessionaires may increase or decrease individual tariffs within the basket by 5% above or below the average percentage change, provided that the aggregate percentage change for all rates in the basket does not exceed the average percentage increase or fall short of the average percentage decrease, as the case may be, set by Anatel.

Network usage charges or interconnection rates

Other telecommunications companies that wish to interconnect with and use Embratel’s network must pay certain fees, including a network usage fee. The network usage fee is subject to a price cap set by Anatel. The price cap for the network usage fee varies from operator to operator based on the underlying cost characteristics of each company’s network. The fee is charged on a per distance and/or per minute of use basis that represents an average charge for a basket of network elements and services.

Taxes and duties on telecommunications services

In addition to the taxes described under “Item 5,” the cost of providing telecommunications services includes a variety of taxes and duties.

State taxes and duties

The principal tax imposed on telecommunications services is a state-level value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços (ICMS). Each Brazilian state imposes its own tax rate on gross revenues derived from telecommunications services, which varies from state to state and averages 26%.

Federal taxes and duties

The principal taxes collected on gross revenues include:

•	Programa de Integração Social (PIS). PIS contributions are applied at a rate of 0.65% on gross revenues derived from telecommunications services.

•	Contribuição para Financiamento da Seguridade Social (COFINS). COFINS contributions are applied at a rate of 3.0% on gross revenues derived from telecommunications services.

The principal taxes collected on net revenues include:

•

Fundo de Universalização dos Serviços de Telecomunicações (FUST) and Fundo para o Desenvolvimento Tecnologico das Telecomunicações (FUNTTEL) taxes. These taxes are applied at a rate of 1% and 0.5% of net revenues, respectively.

•

Concession fee. Embratel is required to pay a fee every two years during the term of the concession equal to 2% of the revenues from switched fixed telephone services, net of taxes and social contributions, for the year preceding the payment. See “—Regulation—Concessions and authorizations.”

OPERATIONS OUTSIDE BRAZIL

We provide telecommunications services in Colombia, Argentina, Chile, Peru and Ecuador. We offer cable or satellite television in Colombia, Chile, Peru and Ecuador. Our yellow pages operations are carried out in Mexico, the United States, Argentina and Peru.

Colombia

We operate in Colombia through Telmex Colombia S.A., or Telmex Colombia, and Telmex Hogar S.A., or Telmex Hogar and several other subsidiaries that we acquired beginning in 2006. Revenues from our Colombian operations in 2008 amounted to P.5,678 million, of which pay television services constituted 46%, Internet access 25%, data 15%, voice services 9%, other services 3% and value-added services 2%. Of our total Colombian revenues in 2008, 73% was generated by cable television subsidiaries.

The main telecommunications regulatory authority in Colombia with respect to cable and broadcast television is the National Television Commission (Comisión Nacional de Televisión). The main regulatory authorities with respect to other telecommunications services are the Communications Ministry (Ministerio de Comunicaciones) and the Telecommunications Regulatory Commission (Comisión de Regulación de Telecomunicaciones). Our main competitors in Colombia are Telefónica Telecom (a subsidiary of Telefónica, S.A.) Empresa de Telecomunicaciones de Bogotá S.A. E.S.P. – ETB and EPM Telecomunicaciones S.A. E.S.P., all of which offer fixed-line telephone service, Internet access, data services and pay television.

We provide business and residential services to customers by means of a metropolitan and inter-city fiber optic network. We provide cable television services, data and Internet access services, local, domestic and international long distance service, value-added services and video conferencing. At the end of 2007, Telmex Colombia was the first company that was not an incumbent operator to obtain a concession to provide long distance services. To take advantage of synergies and other organizational efficiencies, we expect, subject to regulatory approval, to merge Telmex Colombia and Telmex Hogar later this year.

Internet access, data and voice services

Telmex Colombia provides services to the corporate segment and to small and medium-sized businesses. Data and Internet solutions represent 40% of our total revenues in Colombia. During 2008, we continued the expansion of the metropolitan fiber optic network to improve quality in Colombia and provide more comprehensive coverage for our business customers, reaching 28 major cities with 8,300 km of cable that permits outflow to submarine cables. Growth in our small and medium-sized businesses segment has resulted from the sales of broadband Internet service packages as well as an increase in the volume of service provided, due to our expansion from two local interconnected cities in 2006 to six interconnected cities in 2007. At year-end 2008, Telmex Colombia had approximately 355,000 local telephone lines, of which 312,000 were residential lines and 43,000 lines were for corporate customers, compared to approximately 13,000 local telephone lines at year-end 2007.

Cable operations

Through our newly acquired cable television subsidiaries, we offer pay television, broadband Internet access with speeds from 150 Kbps to 8 Mbps, voice services in local fixed telephony and value-added services associated with VoIP, such as three-way calling, voicemail and caller identification. As a result of these acquisitions, we have coverage in 190 cities and towns, including the country’s major population centers, such as Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Cúcuta, Cartagena, Ibagué, Manizales, Pereira and Armenia. We had 4.7 million homes passed with our network across the country in 2008, an increase of 15% as compared to 2007, due mainly to the construction of our bidirectional network. We estimate that our operations account for approximately 58% of the pay television market, 21% of the broadband Internet market and 5% of the local fixed telephony market based on number of subscribers in Colombia.

Of our total network, 47% of the capacity is bidirectional, meaning that data flows to and from the customer, allowing us to provide triple play services. In the key cities of Bogotá, Medellín and Cali, which represent more than 26% of Colombia’s population, 62% of our network in these markets is bidirectional. At the end of 2008, we had approximately 234,000 triple play customers in Colombia.

We entered the cable television business beginning in 2006, and made the following acquisitions:

•	In October 2006 we acquired a 99.6% stake in Superview, a cable television provider in Bogotá, for U.S.$37 million (P.514 million).

•

In March 2007, we acquired 100% of TV Cable S.A. and its subsidiary, TV Cable Comunicaciones S.A. E.S.P., which provide cable television, Internet access and voice services in Bogotá and Cali, for U.S.$123 million (P.1,404 million).

•

In March 2007, we also acquired 100% of Medellín-based TV Cable del Pacífico S.A. E.S.P., or Cable Pacífico, a cable television and broadband Internet access provider with operations in nine departments of Colombia, for U.S.$113 million (P.1,299 million). In November 2007, TV Cable S.A. merged with Cable Pacífico, and the surviving company changed its name to Telmex Hogar S.A.

In October 2007, through our subsidiaries we acquired for U.S.$345 million (P.3,733 million) several Delaware companies which in turn owned 100% of the assets and a portion of the liabilities of:

•

Unión de Cableoperadores del Centro, Cablecentro S.A., or Cablecentro (now operating as Network and Operation S.A.), a cable television services provider from which we also acquired 100% of its cable television subscribers;

•	Megainvest Ltda. (now operating as Megacanales S.A.), which produces content for cable television; and

•	Comunicaciones Ver TV, S.A. (now operating as The Now Operation S.A.), which publishes a television programming magazine.

In October 2007, we acquired for U.S.$51 million (P.554 million) the subscribers, assets and a portion of the liabilities of Satelcaribe S.A. (now operating as Cablecaribe S.A.), a cable television services provider.

In February 2008, after receiving approval of the Colombian competition authority, we acquired for U.S.$2.5 million (P.37 million) 100% of Cablecentro’s Internet subscribers.

In September 2008, after receiving the regulatory approval from the National Television Commission, we acquired for U.S.$30.9 million (P.351 million) several Delaware companies which in turn owned 100% of the assets and a portion of the liabilities of:

•	Teledinámica S.A., a cable television services provider from which we also acquired 100% of its subscribers;

•	Organización Dinámica S.A., an Internet services provider from which we also acquired 100% of its subscribers;

•	Telebarranquilla S.A., which produces content for cable television.

These three companies now operate as New Dinamic Company, S.A.

Argentina

In Argentina, we operate through Telmex Argentina S.A., or Telmex Argentina. As part of a corporate restructuring in 2007, Telmex Argentina absorbed our subsidiaries, Techtel LMDS Comunicaciones Interactivas S.A. and Metrored Telecomunicaciones S.R.L. In October 2007, we acquired 100% of Ertach S.A., or Ertach, for a purchase price of P.297.7 million (U.S.$28 million).

In 2008, 39.4% of the company’s operational revenues in Argentina were attributable to voice services, 49.4% was related to data and Internet services, 7.8% was related to E-Business hosting and the remaining portion was related to other services.

Telmex Argentina provides data, Internet access and local and long-distance voice services to corporate and residential customers in Argentina, operates fiber optic rings in metropolitan areas, provides “last-mile” access to reach its customers and offers data administration and hosting through two data centers. We have also developed a new wireless network using pre-WiMax technology in the 3.3 GHz frequency band to provide wireless telecommunications services to small and medium-sized businesses. Telmex Argentina also provides a print and Internet yellow pages directory. See “—Yellow

Pages Business.” Ertach provides Internet access and data and voice services through a wireless network integrating Wireless Local Loop (WLL) and WiMax technologies over the 3.5 GHz frequency band. Ertach’s network covers more than 160 cities and towns in Argentina.

Telmex Argentina operates a local point-multipoint distribution service, or LMDS, and fiber optic network in Argentina and provides voice, data, video and other telecommunications services. LMDS is a wireless service using radio signals to transmit voice, video signal transportation and data. Telmex Argentina also operates an international information center that monitors the services it provides to its international customers located throughout Latin America, which further improves service quality.

Telmex Argentina has a fiber optic network of over 8,500 km that covers many major cities in Argentina and reaches approximately 53% of the population. The voice network covers approximately 80 interconnected cities. During 2007, we built more than 800 km of fiber optic lines as part of a nearly 1,000 km project that will connect the major cities of the northeastern region of Argentina. Telmex Argentina also completed the construction of fiber optic lines that connect operations in Argentina and Uruguay.

The main telecommunications regulatory authorities in Argentina are the Secretary of Communications (Secretaría de Comunicaciones) and the Communications Commission (Comisión de Comunicaciones), both under the authority of the Ministry of Federal Planning, Public Investment and Services of the National Government. Telefónica de Argentina S.A. and Telecom Argentina S.A. are Telmex Argentina’s main competitors. Several new entrants in the Argentine telecommunications market, such as Global Crossing S.A., Comsat S.A. and NSS S.A., also compete with Telmex Argentina in fixed-line telephony, public telephones and data and Internet access services.

In the second half of 2006, we began renegotiating the conditions of our interconnection contracts with the incumbent operators in Argentina, Telefónica de Argentina S.A. and Telecom Argentina S.A. These contracts regulate the terms and conditions of interconnection for local and domestic and international long distance telephony between telecommunications operators. We have requested the Secretary of Communications to make a determination as to interconnection rates.

Since June of 2007, we have been required to pay a fee to the Universal Fund (Fondo Fiduciario del Servicio Universal), which is used to give underserved persons access to telecommunications services. This requirement requires that all telecommunications operators pay 1% of their revenues, determined after certain deductions. The implementation of the Universal Fund and the procedures for the filing of projects covering plans for the Universal Service are still pending definition by the Secretary of Communications.

Chile

We started operations in Chile in February 2004, with the acquisition of all of the assets of AT&T Latin America Corp., including AT&T Chile Holding S.A., renamed Telmex Chile Holding S.A., or Telmex Chile, which was organized as Telmex’s holding corporation in Chile. Additional acquisitions include the following:

•

In April 2004, we acquired approximately 40% of Chilesat Corp. S.A., or Chilesat, for P.619 million (U.S.$47 million) and subsequently increased our interest to 99.7%. Thereafter, Chilesat’s name was changed to Telmex Corp. S.A., or Telmex Corp.

•

In August 2007, we acquired 100% of Zap Television Directa al Hogar Ltda., now operating as Telmex TV S.A., for P.57.4 million (U.S.$4.8 million). Telmex TV S.A. provides pay DTH television services in Chile through satellite technology, which provides coverage throughout the entire Chilean territory.

Of our revenues from Chilean operations in 2008, 39% was attributable to voice services (composed of 20% long distance services, 15% local services and 4% other services) 30% to data and Internet access services, 29% to pay television and the remainder to other services.

Telmex Chile is a provider of advanced telecommunications services. To business customers in Chile, we provide data transmission, long distance and local telephony, private telephony, virtual private and long distance networks, dedicated Internet access and high capacity media services. We also offer a variety of advanced services, such as network administration, videoconferencing, virtual PABX, Internet hosting as well as data center and contact center services and electronic billing, among others.

In the residential market, Telmex Chile has expanded its focus from long distance services to include pay television via satellite (DTH). During 2008, Telmex Chile began installing the newest hybrid fiber coaxial (HFC) network in Latin America, reaching 460,000 homes passed by December 31, 2008 in areas of Santiago and three other major cities. In May, we began commercial operations over the HFC network, achieving 27,000 triple play service subscribers by December 31, 2008.

Our fiber optic network covers more than 4,600 kilometers of continental Chile, from Arica to Santiago, Santiago to Valparaiso and Santiago to Valdivia. To cover the southern regions of Chile and Isla de Pascua, we use a satellite platform and leased facilities. We also own and operate metropolitan fiber networks covering Santiago and Chile’s other major cities. In 2005, we introduced the first commercial 10-gigabit Metro Ethernet network in Santiago, which enables our network to offer integrated Internet Protocol, or IP, services to the corporate market, including VoIP services. In 2007, we expanded our Metro Ethernet infrastructure to offer services supported by DWDM technology, which can reach a maximum capacity of up to 400 Gbps. In addition to services supported by these technologies, we offer services through a variety of platforms, including WiMax, xDSL, VSAT and SCPC, among others.

The General Telecommunications Law of 1982, as amended, established the legal framework for the provision of telecommunications services in Chile. The law established the rules for granting concessions and permits to provide telecommunications services and for the regulation of rates and interconnection. The main regulatory agency of the Chilean telecommunications sector is the Ministry of Transportation and Telecommunications (Ministerio de Transportes y Telecomunicaciones), which acts primarily through the Undersecretary of Telecommunications, or Subtel. We have the right to use licenses to provide local fixed and wireless service through the 50 MHz of the 3.4 to 3.6 GHz frequency band throughout the country, domestic long distance and international long distance service, data services, television services and value-added services.

We face competition in all of our business segments, and we compete with Telefónica CTC Chile (owned by Telefónica S.A.), Entel S.A. and five other carriers. This competition has been vigorous in the corporate telecommunications market and in the international and domestic long distance markets since the implementation of the multicarrier system, which requires local telephone companies to provide facilities that allow long distance carriers to access the local telephone network on an equal basis. In pay television, we face competition from VTR, Telefónica, Direct TV and other minor competitors. We compete with VTR, Telefónica and, to a lesser extent, Telsur, in triple play services.

Peru

Through Telmex Perú, S.A., or Telmex Perú, we provide data, Internet access, fixed-line telephony (including domestic and international long distance), public telephony, and Internet hosting services. We serve corporate customers and residential customers in Lima and the interior of Peru through a fiber optic network and a last-mile wireless network in the 3.5 GHz band. In 2006, we extended our yellow pages directory operations to Peru. See “—Yellow Pages Business.” Of the revenues from our Peruvian operations in 2008, 44.5% was attributable to voice services, 40.1% to data and Internet access services, 7.3% to cable television and the remainder to other services.

In 2006, we acquired concessions to provide wireless access services in the 3.5 GHz band in Lima and eight provinces in Peru. We implemented 85% of the wireless access platform and began offering the services during the fourth quarter of 2006. In five provinces, the platform functions in the 10.5 GHz band, providing point-to-point access capabilities. This platform enables us to broaden our service offerings to small and medium-sized business customers and to expand our metropolitan network coverage.

In 2006, we also completed our local Ethernet Metro Network installation plan, with 16 access nodes in Lima and eight outside of Lima, of which two are in the Amazon region, enabling us to offer higher data transport service quality as well as managed and value-added services to our customers. In addition, we completed the SDH Network for Metropolitan Transport in Lima, consisting of one main and five secondary rings.

In March 2007, we acquired 100% of Boga Comunicaciones S.A., or Boga, a cable television provider with operations in Lima and Chiclayo, for P.284.6 million (U.S.$25 million). In July 2007, we also acquired, through Boga, the assets of Virtecom S.A., a cable television company with a network that passes through residential areas in Lima, for P.21.7 million (U.S.$2 million). Boga was subsequently merged into Telmex Perú in February 2008. At December 31, 2008, our digital network passed 150,000 homes through which we can provide double and triple play services in the Peruvian residential market, and we expect to pass more than 500,000 homes in Lima and five major cities by the end of 2009.

We completed the second expansion phase of our WiMax technology in Lima and related infrastructure in eight cities and provinces in 2008. We believe this will allow us to offer Internet packages and fixed telephony geared toward the small and medium-sized businesses market.

In the second half of 2008, we launched DTH services under the commercial name of Telmex TV Sat, with a basic package geared to the low end of the residential market. To complement this offering, we also launched CDMA 450 MHz prepaid telephony services in three cities during 2008, and we expect by the end of 2009 to provide service in 13 cities in provinces.

The main telecommunications regulatory authorities in Peru are the Regulatory Body for Private Investment in Telecommunications (Organismo Regulador de la Inversión Privada en Telecomunicaciones) and the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones). Telefónica del Peru S.A., an affiliate of Telefónica, S.A., is our main competitor in fixed-line telephony, public telephony, data and Internet access services. Americatel Peru S.A., an affiliate of Telecom Italia, also competes with us in the fixed-line long distance market.

United States

Our yellow pages directory operations in the United States are described under “—Yellow Pages Business.”

Ecuador

In March 2007, we acquired 100% of Ecuadortelecom S.A., or Ecuadortelecom, for P.270.7 million (U.S.$24 million) and have begun offering a wide array of voice, data, and Internet services as well as pay television to residential and business customers. Ecuadortelecom holds a concession to offer fixed-line telephony (including long distance), public telephony and data transmission services as well as a license to use the 3.5 GHz frequency band.

We currently offer local and long distance telephony and broadband access in Guayaquil and Quito over an HFC network to residential, small and medium-sized businesses customers. Additionally, we offer cable television in Guayaquil and offer double and triple play packages. We pass approximately 350,000 homes in both cities.

YELLOW PAGES BUSINESS

We offer yellow pages directory services in Mexico, the United States, Argentina and Peru. In Mexico, we operate our yellow pages business through Anuncios en Directorios, S.A. de C.V.; in the United States, we operate through Sección Amarilla USA; in Argentina, Telmex Argentina provides services in Buenos Aires under the name Páginas Telmex; in Peru, Páginas Telmex Perú provides services in the department of Lima and Callao under the name Páginas Telmex; and in Colombia, Páginas Telmex Colombia has begun providing services in Cali. In all of these markets, we provide print and digital products and services.

Print directories

We primarily provide yellow pages directories, and through an arrangement with Telmex, we also provide a white pages directory in Mexico.

Yellow pages

We offer two types of printed yellow pages directories: a complete yellow pages book and a two-column hand directory. The smaller edition is a complement to the larger book and contains similar information. Basic listing in our yellow pages directories is provided at no charge and includes the name, address and telephone number of the business according to its classification. In addition, we sell paid advertising space on an annual basis in our directories and offer various advertising options to our clients. Directories are published on a 12-month cycle with staggered publication times. We outsource the printing of our directories. In 2008, we produced approximately 16.7 million directories in Mexico (including white pages directories), 2.3 million in the United States, 1.0 million in Argentina and 0.8 million in Peru.

In Mexico, we have over 100 years of history of providing telephone directories under the brand name Sección Amarilla. In 2008, we published and distributed 127 directories covering different cities and regions within the country. In most cases, we combine yellow and white pages directories in the same book, and these are provided at no cost to fixed telephone line users. In Mexico’s three largest cities, Mexico City, Guadalajara and Monterrey, the yellow pages and white pages are provided in separate books.

In the United States, we began our directory business in October 2006 following our acquisition of an 80% interest in Cobalt Publishing LLC. Subsequent to the acquisition, Cobalt Publishing LLC was renamed Sección Amarilla USA LLC, or Sección Amarilla USA. Sección Amarilla USA publishes Sección Amarilla, a Spanish-language telephone directory with circulation in 31 states, of which our largest offerings are in California, Florida, New York and Texas, and through the Internet. Whereas Sección Amarilla offered 15 directories in 2006, most of which were published before we acquired Cobalt Publishing LLC, we offered 47 directories in 2007 and 52 in 2008. We expect to offer 63 in 2009. In the United States, we identify Spanish-speaking zones and distribute our directories without charge to our advertisers and residents in these areas.

In Argentina and Peru, we began publishing yellow pages directories in 2007. Thus far, we have only offered two directories in each country.

White pages

As a service to Telmex, we publish and distribute white pages directories in exchange for a fixed fee pursuant to our long-term contract with Telmex.

Internet yellow pages directory

In 1997, Anuncios began providing electronic directory services by establishing the Sección Amarilla website on the Internet. Its current website is www.seccionamarilla.com. The web pages provide access to the information published in the print directories. The websites for Mexico, the United States, Argentina and Peru are similar and enable searches by geographic location, classification or business name. Maps accompany search results showing where a business is located. Beginning in 2001, we began selling advertising on our website.

In Mexico, our website had 23.6 million visits in 2008, an increase from the 17.6 million in 2007 and 16.3 million in 2006. Over the same period, page views of our website decreased to 145.0 million in 2007 from 271.1 million in 2006, but increased to 184.9 million page views in 2008. The high amount of page views in 2006 and 2008 resulted from a joint venture between Telmex and the Microsoft website (Prodigy MSN), which increased our visibility on the Internet. Page view reduction in 2007 resulted from an improvement to our search engine, making searches more efficient.

SMS text-messaging services

We offer short text messaging (SMS) services to our customers. Through this service, potential clients of our advertisers can search for and access information through their mobile phones.

Advertising sales and marketing

We derive our revenues through the sale of print and electronic advertising. We sell a majority of our advertisements directly. Customers can advertise in a single directory, though some of our larger customers have national accounts in which they advertise throughout all directories in the territory. Print directory advertising remains the most important source of revenue, though increased access to the Internet might shift this result in the future.

Access to Telmex customer database

We have an arrangement with Telmex whereby we have access to the Telmex customer database for agreed fees.

Competition

In Mexico, we are the main provider of yellow pages directories. In the United States, in many of our markets we are the only directory published in the Spanish language. Nevertheless, the U.S. directory advertising industry is highly competitive. We also compete with other types of media, including television broadcasting, newspaper, radio, direct mail, search engines and other Internet yellow pages.

CAPITAL EXPENDITURES

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2008.

	Year ended December 31,
	2008		2007		2006
	(2008 in millions of Mexican pesos, 2007 and 2006 in millions of constant Mexican pesos as of December 31, 2007)
Network infrastructure	P.	8,076	P.	4,359	P.	2,291
Access, infrastructure and local services		6,718		3,508		1,680
Data services		2,958		3,592		2,640
Satellite investments		240		775		1,602
Other		607		570		606

Total capital expenditures	P.	18,599	P.	12,804	P.	8,819

Our capital expenditures increased 45.3% in 2008. In 2008, our consolidated capital expenditures totaled P.18.6 billion (U.S.$1.4 billion). Of our consolidated capital expenditures, our Brazilian operations represented 59.7% (P.11.1 billion or U.S.$1.0 billion) and the remainder of our Latin American operations represented 40.3% (P.7.5 billion or U.S.$0.6 billion).

We have budgeted capital expenditures in an amount equivalent to approximately P.14.7 billion (U.S.$1.1 billion) for the year 2009, including P.7.8 billion (U.S.$575.9 million) for Brazil, and P.6.9 billion (U.S.$508.6 million) for our other operations in Colombia, Argentina, Chile, Peru, Ecuador and the United States. Budgeted capital expenditures for 2009 exclude any other investments we may make to acquire other companies. In subsequent years, our capital expenditures will depend on economic and market conditions. Our budgeted capital expenditures are financed through operating cash flows and limited borrowing.

PLANT, PROPERTY AND EQUIPMENT

Our principal properties consist of the networks located in the South American countries in which our subsidiaries operate, including broadband fiber optic transmission systems, digital switching systems, cable television networks, a satellite network, submarine cables and related real estate. As of December 31, 2008, the net book value of our plant, property and equipment was P.58,479 million (U.S.$4.3 billion).

Embratel’s properties comprise a majority of our plant, property and equipment and are located throughout Brazil, providing the necessary infrastructure to support local, nationwide long distance and international telecommunications. We conduct the majority of Embratel’s management functions from Rio de Janeiro, and Embratel owns and leases office space in other cities, including São Paulo, Porto Alegre, Belo Horizonte, Curitiba, Brasília, Salvador and Belém. Embratel’s network facilities are in good condition and are suitable to support the wide array of advanced communications services that we provide. Through Star One, Embratel also owns properties related to its space services, consisting primarily of satellites, along with miscellaneous administrative assets held by Star One.

Our properties located in Colombia, Argentina, Chile, Peru and Ecuador consist of transmission and switching networks with coverage in major cities, as well as administrative and customer service offices. Additionally, we have a cable television network in Colombia and Peru and a satellite television network in Chile. For our yellow pages business, we have administrative and customer service offices in Mexico and the United States.

Item 4A.	Not Applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the financial statements and notes thereto included in this annual report. Our financial statements for all dates and periods prior to our establishment in December 2007 have been prepared on a consolidated basis and include the historical operation of the subsidiaries transferred to us in the Escisión.

Our consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in certain respects from U.S. GAAP. Note 19 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us, a reconciliation to U.S. GAAP of net income and total stockholders’ equity, and condensed financial statements under U.S. GAAP.

This annual report also includes the financial statements of Net as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, because of the significance of our investment in Net under applicable rules of the SEC.

Overview

The highlights of our results for the period from 2006 to 2008 included the following:

•	In 2008, we maintained our leading franchise in Brazilian long-distance, despite an increase in competition.

•	In our corporate networks and Internet access businesses across Latin America, we had revenue growth in 2008.

•

Our Brazilian local service business, which started in late 2002, has successfully established itself with steady growth in customers and revenues. At year-end 2008, we had more than 5 million customers for a range of services, and for the year we had P.9 billion in operating revenues. This represented year-over-year customer increases at the end of 2008 of 26% in Livre service (residential telephony) and 184% in Net Fone via Embratel service (residential VoIP), which led to an increase in consolidated local service revenues of 34.5% for 2008.

•

In 2007, we made a series of acquisitions of cable television businesses in Colombia, giving us a 58% share of the pay television market by the end of 2008. We expect continued revenue growth and improved profitability from our Colombian operations. Our consolidated revenues from pay television surpassed P.1 billion in 2007 and reached P.3.2 billion 2008. In addition, our equity investee Net continues to grow in the pay television business in Brazil.

•

Our performance was affected by developments in three Brazilian tax proceedings in 2006, which together reduced net income by P.3,784 million. Without these matters, we would have seen operating income grow by 25.4% from 2005 to 2006 and by 14.9% from 2006 to 2007, driven by results in Brazil.

•	Our financing cost increased significantly in 2008, due to the depreciation of the Brazilian real against the U.S. dollar.

Effects of Exchange Rate Variations

Our financial statements are presented in Mexican pesos, but less than 10% of our revenues are from Mexico. Effective January 1, 2008, in each jurisdiction in which we operate, we treat the local currency as the functional currency for accounting purposes because it is the currency of the primary operating environment for our segment in that jurisdiction. In Brazil, for example, the Brazilian real is the functional currency.

The financial statements of our foreign subsidiaries and affiliates that are consolidated or accounted for based on the equity method first are adjusted to conform to Mexican FRS and then local currency amounts are translated into Mexican pesos as follows: assets and liabilities are translated into Mexican pesos at the prevailing exchange rate at year-end; stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions are made and income is generated; and revenues, costs and expenses are translated using an average of the applicable historical exchange rates for the period.

Changes in the average exchange rate of the Brazilian real against the peso can have a significant effect on our financial performance, since the majority of our revenues (78.9% in 2008) are generated in Brazil. If the Brazilian real appreciates against the peso from one year to the next, that will tend to increase our revenues as reported in pesos. In 2008, the average exchange rate was virtually the same as in 2007. As a result, our performance in 2008 compared to 2007 was not significantly affected. In 2007 and 2006, the appreciation of the real caused our results, as reported in pesos, to improve from year to year. However, the re-expression of financial statements for those periods, as discussed below, tended to diminish this effect. In comparing our results for 2007 and 2006, the positive effect of the appreciation of the real was almost completely offset by the adverse effect of re-expressing 2006 results in 2007 constant pesos.

Exchange rate variations also affect our financial performance because of our U.S. dollar-denominated debt. We recognize an exchange gain or loss based on changes in the value of the U.S. dollar against the functional currencies of the primary operating environments of our subsidiaries that have debt denominated in U.S. dollars. Most of our U.S. dollar-denominated debt is in Brazil, and we have used derivative instruments to hedge against exchange loss on this debt. In 2008, the appreciation of the dollar against the Brazilian real resulted in an exchange loss of P.4,177 million, which was partly offset by fair value gains in the amount of P.2,577 million on derivatives we enter into to convert our U.S. dollar exposure to Brazilian reais. In 2007, the appreciation of the Brazilian real against the dollar resulted in exchange gains, but these were offset by fair value losses on derivatives.

Effect of Inflation Accounting

Due to the adoption of Mexican FRS B-10, effective January 1, 2008, we ceased to recognize the effects of inflation on our financial information. Through December 31, 2007, under Bulletin B-10, inflation accounting had extensive effects on the presentation of our financial statements. In our financial information for 2008, inflation adjustments from prior periods have not been removed from stockholders’ equity and the re-expressed amounts for non-monetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods, as required by Mexican FRS. Financial statements for periods prior to 2008 are presented in constant pesos as of December 31, 2007.

Cessation of inflation accounting under Mexican FRS in 2008

Mexican FRS have changed for periods beginning in 2008, and the inflation accounting methods summarized below no longer apply, unless the economic environment in which we operate qualifies as “inflationary” for purposes of Mexican FRS. An environment is inflationary if the cumulative inflation rate equals or exceeds an aggregate of 26% over three consecutive years (equivalent to an average of 8% in each year). Based on our current forecasts, except for Argentina, we do not expect the economic environments in which we operate to qualify as inflationary in 2010, but that could change depending on actual economic performance.

As a result, we presented financial statements without inflation accounting beginning in 2008. In this respect, our financial statements for 2008 are not comparable to those for prior periods. In comparing our results for 2008 to results for prior periods, the most important effects of the cessation of inflation accounting, and of related changes in other accounting standards, are as follows:

•	We no longer recognize a monetary gain and loss attributable to the effects of inflation on our monetary assets and liabilities.

•

We ceased to adjust the carrying values of nonmonetary assets for inflation. The re-expressed amounts for nonmonetary assets at December 31, 2007 became the accounting basis for those assets for 2008 and subsequent years.

•

We ceased to re-express results of prior periods. Financial information for dates and periods prior to 2008 remains expressed in constant pesos as of December 31, 2007. Also, we no longer adjust the results of our non-Mexican operations to Mexican pesos by applying the period-end exchange rate to the inflation-adjusted local currency amounts; instead we use nominal local currency amounts and apply average exchange rates for the period.

•

We ceased to use inflation-adjusted assumptions in determining our employee benefit obligations and instead use nominal discount rates and other assumptions. This change did not have a significant effect on our financial results in 2008.

Recognition of effects of inflation for periods prior to 2008

All our financial statements and other financial information included in this annual report recognized effects of inflation in accordance with Mexican FRS through 2007. The main inflation adjustments that were as follows:

•

In general, nonmonetary assets were adjusted for inflation based on the consumer price index of the country in which the assets were located. This includes plant, property and equipment, inventories, and licenses and trademarks. For example, the carrying value of real property in our Brazilian operations was adjusted at the end of each period to reflect Brazilian inflation in that period, as measured by the Brazilian consumer price index.

•

A special rule applied to plant, property and equipment that was manufactured in a country other than the country in which the assets were located. Such assets were adjusted for inflation based on the consumer price index of the country of origin, and then converted into the currency of the country in which the assets were located using the exchange rate at the balance sheet date. For example, the carrying value of switching equipment purchased in the United States and used in our Brazilian operations was adjusted at the end of each period to reflect U.S. inflation in that period and the appreciation or depreciation of the Brazilian real against the U.S. dollar.

•

Gains and losses in purchasing power that resulted from holding monetary assets and liabilities were recognized in income. In each country in which we had monetary assets or liabilities, we determined monetary gain or loss based on the local inflation rate.

•	Capital stock, other capital contributions, parent investment and retained earnings were adjusted for inflation based on the Mexican consumer price index.

Re-expression in constant pesos for periods prior to 2008

Financial statements for periods prior to 2008 have been expressed in constant pesos as of December 31, 2007. The re-expression in constant pesos used a factor that was determined using (a) the inflation rate in each country in which we operate, (b) the exchange rate between the Mexican peso and the currency of each country in which we operate and (c) the contribution to our consolidated revenues of our operations in each country in which we operate. The effect of this factor is to apply a weighted average rate of inflation relative to the Mexican peso. Because of the significance of our Brazilian operations, the most important elements in determining the re-expression factor were Brazilian inflation and the exchange rate between the Brazilian real and the Mexican peso. The December 31, 2007 re-expression factor is 1.2607 for the financial statements of 2006.

The high value of the re-expression factor has a significant impact on the comparison between our results of operations for 2007 and for prior years. To illustrate the effects of the re-expression in constant pesos, if we provided a particular service for 100 nominal pesos of revenue in 2006 and again in 2007, the re-expression in constant pesos would result in a 20.7% decrease in revenue, from 126.1 constant pesos in 2006 to 100 constant pesos in 2007. However, our largest operations by far are in Brazil, and the Brazilian real appreciated sharply against the Mexican peso during 2006 and 2007. The re-expression factor largely offset the apparent growth in our reported results that would otherwise have resulted from translating our Brazilian results into Mexican pesos.

Effects of the Escisión

Telmex Internacional is a Mexican holding company that was established in December 2007. Our operating subsidiaries were all owned by Telmex prior to our establishment, and they were transferred to us on December 26, 2007 in the split-up that we refer to as the Escisión. See “Item 4. Information on the Company—History—The Escisión.”

As a result of the Escisión, we operate independently of Telmex. All our operating subsidiaries, however, were already separate prior to the Escisión. Our Mexican yellow pages business operated separately from Telmex for many years, partly for Mexican regulatory reasons. Our non-Mexican businesses were all acquired since 2004 and, while they were extensively integrated with each other, they were not integrated with Telmex either operationally or administratively. Accordingly, we believe that in general our financial performance has not been materially affected by the separation from Telmex, and we believe that in general our historical financial statements for earlier dates and periods would not have been materially different if we had been separate from Telmex at those dates and in those periods.

Effects of Acquisitions

Prior to the Escisión, Telmex was engaged in the Mexican yellow pages business for many years. All of our other businesses, however, were acquired by Telmex after January 1, 2004, starting with the purchase of AT&T Latin America in February 2004 and the purchase of a controlling interest in Embratel in July 2004. See “Item 4. Information on the Company—The Company—History.”

Our past financial performance has been affected by the acquisitions made during those periods. The most significant acquisitions are listed below, together with the effective date as of which each has been reflected in our financial statements. These and other, less significant acquisitions are summarized in Note 5 to our audited consolidated financial statements.

•	Superview (November 2006)—cable television operator in Colombia.

•	Sección Amarilla USA (November 2006)—yellow pages business in the United States.

•	Boga (April 2007)—cable television provider in Peru.

•	Ecutel (April 2007)—telecommunications provider in Ecuador.

•	TV Cable S.A. and Cable del Pacífico (April 2007)—two cable television companies in Colombia, now operating as Telmex Hogar, S.A.

•	Zap Television Directa al Hogar Ltda. (September 2007)— satellite television services provider in Chile.

•	Cablecentro, Megainvest Ltda., Comunicaciones Ver TV, S.A., Satelcaribe, S.A. (November 2007)—cable television assets in Colombia.

•	Ertach (November 2007)—Internet, data and voice services provider in Argentina.

•	Teledinámica, S.A., Organización Dinámica, S.A. and Telebarranquilla, S.A. (October 2008)—cable television and Internet access assets in Colombia, now operating as New Dinamic Company, S.A.

We have accounted for acquisitions using the acquisition method of accounting, which has resulted in the recognition of a substantial amount of goodwill. At December 31, 2008, the balance of goodwill was P.16,486 million. We have also allocated substantial value to the licenses and trademarks of acquired entities, which has resulted in a net balance of P.6,071 million on our balance sheet at December 31, 2008.

We will continue to evaluate possible acquisitions, particularly in the Latin American telecommunications business, and we may acquire businesses when we are presented with opportunities that are strategically complementary and reasonably priced. Any acquisitions we may make will affect our financial performance in future periods. We may incur additional debt to finance acquisitions, and we may acquire companies with pre-existing debt. Increased debt would also affect our financial condition and our results of operations.

Changes in Mexican FRS

Note 2(y) to our audited consolidated financial statements discusses new accounting pronouncements under Mexican FRS that became effective in 2008. These pronouncements became effective on January 1, 2008 and were implemented on a prospective basis in the financial statements included in this annual report. The 2008 accounting pronouncements were not applied to financial statements from prior years and, accordingly, those financial statements may not be comparable to our 2008 financial statements. In 2009, other pronouncements might affect certain aspects of our consolidated financial statements.

Transition to IFRS

Beginning in 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB). Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory.

Summary of Operating Income and Net Income

The table below summarizes our consolidated income statement for the past three years.

	Year ended December 31,
	2008			2007			2006(1)
	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)
	(in millions of Mexican pesos for 2008 and in millions of constant Mexican pesos as of December 31, 2007 for 2007 and 2006)
Operating revenues:
Domestic long distance service	P.	28,299	37.2%	P.	27,084	40.0%	P.	29,248	44.6%
Corporate networks		16,757	22.1		15,390	22.7		15,482	23.6
Local service		10,594	13.9		7,874	11.6		5,510	8.4
Yellow pages		5,519	7.3		5,639	8.3		5,220	8.0
Internet access services		5,496	7.2		4,381	6.5		3,502	5.3
International long distance service		3,294	4.3		3,605	5.3		3,786	5.8
Pay television		3,203	4.2		1,044	1.5		49	0.1
Other		2,843	3.8		2,743	4.1		2,723	4.2

Total operating revenues		76,005	100.0		67,760	100.0		65,520	100.0

Operating costs and expenses:
Transport and interconnection		26,925	35.4		23,649	34.9		23,988	36.6
Cost of sales and services		12,048	15.9		9,802	14.5		8,457	12.9
Commercial, administrative and general expenses		19,141	25.2		16,207	23.9		21,488	32.8
Depreciation and amortization		8,968	11.8		7,772	11.5		8,271	12.6

Total operating costs and expenses		67,082	88.3		57,430	84.8		62,204	94.9

Operating income		8,923	11.7%		10,330	15.2%		3,316	5.1%

Other expenses (income), net		103			242			(1,907)

Financing cost:
Interest income		(1,266)			(1,217)			(1,167)
Interest expense		1,508			1,631			1,782
Exchange loss, net		1,879			3			713
Monetary (gain) loss, net(2)		—			(141)			214

		2,121			276			1,542

Equity interest in net income of affiliates		191			689			578

Income before income tax		6,890			10,501			4,259
Income tax		1,259			3,487			1,241

Net income		5,631			7,014			3,018

Distribution of net income:
Majority interest		5,536			6,464			2,353
Non-controlling interest		95			550			665

		5,631			7,014			3,018

Earnings per share	P.	0.30		P.	0.33		P.	0.11

(1)	Our results of operations in 2006 were affected by several items relating to Brazilian tax proceedings. Under commercial, administrative and general costs, we recorded (a) a charge of P.4,210 million related to Embratel’s settlement of a dispute over its liability for value added tax and (b) a provision of P.1,467 million for penalties and monetary correction related to income tax on incoming international long distance service. Under other expenses (income), net we recorded (a) other income of P.3,919 million representing the monetary gain and accrued interest related to taxes Embratel paid between 1990 and 1994 and became entitled to recover in 2006 and (b) other expenses of P.1,862 million representing the monetary gain and interest accrued related to back income tax Embratel was required to pay in 2006 on incoming international long distance service for prior periods.
(2)	We do not report monetary gain after 2007 because we are no longer required to present the effects of inflation under Mexican FRS after 2007.

Results of Operations for 2008, 2007 and 2006

Revenues

Domestic Long Distance Revenues

Operating revenues from domestic long distance service consist of (a) revenues for carrying long-distance calls for customers and (b) amounts earned from other telecommunications operators for transporting their domestic long distance calls. The amount of operating revenues from domestic long distance service depends on rates and traffic volume. Domestic long distance revenues increased by 4.5% in 2008 and decreased by 7.4% in 2007. The increase in 2008 was principally due to a 4.7% increase in domestic long distance revenues at Embratel, mainly as a result of increased traffic from Embratel’s corporate customers and the growth of long distance traffic originating on other operators’ mobile networks. The decrease in 2007 was mainly due to a 2.5% decrease in Embratel’s domestic long distance traffic, caused by lower volume of traffic transported for other operators, and a 1.5% reduction in Embratel’s nominal rates beginning in mid-2007. We expect that traffic transported for other operators will continue to decline due to increased competition as other operators construct their own infrastructure.

Revenues from Corporate Networks

Revenues from corporate networks are primarily from dedicated private lines and from providing virtual private network services. Revenues from corporate networks increased by 8.9% in 2008 and decreased by 0.6% in 2007. The increase in 2008 was principally due to increased volume at Embratel (46.9% increase in 64 Kbps billed-line equivalents), which was partially offset by decreased rates. The decrease in 2007 was principally due to customer discounts, partly offset by a 31.0% increase in 64 Kbps billed-line equivalents at Embratel.

Local Service Revenues

Operating revenues from local service include installation charges for new lines, monthly line rental charges and monthly measured service charges based on the number of minutes. These revenues depend on the number of lines in service, the number of new lines installed and the volume of minutes. Revenues from Embratel’s residential and business local services, Livre, Net Fone via Embratel and VipLine, are accounted for under local service revenues. Revenues from local service increased by 34.5% in 2008 and by 42.9% in 2007. These increases were due primarily to the increase in Embratel’s local services revenues as a result of an increase of 53.2% in 2008 and 56.4% in 2007 in total lines. The increase in lines was primarily from the Livre and Net Fone via Embratel services.

Revenues from Yellow Pages

Operating revenues from yellow pages consist of sales of yellow page advertising, principally in Mexico. Revenues from yellow pages decreased 2.1% in 2008 and increased 8.0% in 2007. The decrease in 2008 was principally due to higher discounts offered to our key customers. The increase in 2007 was the result of increased advertising revenue from our Internet yellow pages directory.

Revenues from Internet Access Services

Revenues from Internet access services include set-up and service fees for broadband and dial-up Internet access. Revenues from Internet access services increased by 25.5% in 2008 and by 25.1% in 2007. The increase in 2008 was principally due to a 79.1% increase in the number of users of our Internet access service in Colombia, the expansion of Embratel’s corporate services resulting from bundled solutions offered to our customers and a 19.2% increase in the number of users of our Internet access service in Brazil. The increase in 2007 was principally due to our cable television operations in Colombia, most of which we acquired in 2007.

International Long Distance Revenues

Operating revenues from international long distance service depend on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. We generally settle on a net basis the amounts owing to and from each foreign carrier, but we report the amounts owed to us as revenues and the amounts we owe in cost or sales and services. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long distance revenues decreased by 8.6% in 2008 and by 4.8% in 2007. The decrease in 2008 was primarily caused by a 9.7% decline in traffic in Brazil due to growing competition from new technologies, such as VoIP. The decrease in 2007 was primarily caused by a decrease of the international settlement rates for traffic ending in Brazil and a 1.5% nominal reduction in the rate for outgoing traffic since mid-2007.

Revenues from Pay Television

Our revenues from pay television amounted to P.3,203 million in 2008, compared to P.1,044 million in 2007 and P.49 million in 2006. The increase in revenues in 2008 is the result of a 27.6% increase in the number of subscribers in Colombia, a 313.4% increase in the number of subscribers in Chile and a 62.5% increase in the number of subscribers in Peru. The revenues in 2007 are the result of our acquisition of several cable television networks in Colombia in 2007 and, to a lesser extent, of a satellite television operation in Chile and a cable television operation in Peru.

Other Revenues

The largest components of other revenues are revenues from interconnection (fees we charge other telecommunications operators for completing calls to our local network), provision of call center services (principally in Brazil) and sales of telecommunications equipment (principally handsets sold to our local service customers in Brazil). Other revenues increased by 3.6% in 2008 and by 0.7% in 2007. The increase in 2008 was principally due to an increase in other revenues in Chile resulting from network construction in connection with public works projects, partially offset by a decrease in other revenues in Brazil as the result of a decline in call center services and sales of handsets. The increase in other revenues in 2007 was principally due to growth in call center services in Brazil and sales of handsets in Brazil, partly offset by a decline in total billed traffic for interconnection services and a decrease in the interconnection rate for local and long distance calls.

Operating Costs and Expenses

Transport and Interconnection

Costs from transport and interconnection consist primarily of payments to operators of mobile and local networks for the use of their facilities to complete calls to their customers and the rental of capacity from other operators in areas where we use rented capacity to complement our network. These costs are driven in large part by our traffic in Brazil. Transport and interconnection costs increased by 13.9% in 2008 and decreased by 1.4% in 2007. The increase in 2008 was due to growth in mobile call traffic, resulting in increased transport and interconnection costs, and an increase of mobile network interconnection rates in Brazil. The decrease in 2007 was due to the reduction in nominal interconnection rates for local networks in Brazil, and the reduction of interconnection rates for mobile networks in Brazil.

Cost of Sales and Services

Cost of sales and services increased by 22.9% in 2008 and increased by 15.9% in 2007. The increase in 2008 was due to increased costs for (a) television content, due to growth in the number of pay television subscribers in Colombia and Chile, (b) increased network maintenance in Colombia and Chile, (c) the leasing of infrastructure facilities in Colombia and (d) the hiring of additional technical and customer service personnel in Colombia. The increase in 2007 was due to (a) higher personnel costs associated with our acquisitions in Colombia and our call center in Brazil, (b) increases in costs associated with servicing and maintaining equipment and facilities in Brazil and (c) increased purchases of telephone handsets for resale in connection with the growth in local services in Brazil.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 18.1% in 2008 and decreased by 24.6% in 2007. The increase in 2008 was due to the expansion of our operations in Colombia, the United States and Chile, including increased personnel, and an increase in corporate expenses following the Escisión.

The decrease in 2007 is principally explained by large charges in 2006 at Embratel. We recorded charges of P.5,677 million in 2006, in respect of interest and penalties related to (a) Embratel’s settlement of a dispute over its liability for ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços, Brazilian state value added tax), for which we recognized a provision of P.4,210 million, and (b) Brazilian governmental proceedings asserting that Embratel should have been liable for penalties and monetary correction related to income tax on incoming international long distance service, for which we recognized a provision of P.1,467 million. Without the effect of these charges in 2006, commercial, administrative and general expenses would have increased by 2.5% in 2007, primarily due to increased expenses related to our newly-acquired cable operations in Colombia.

Depreciation and Amortization

Depreciation and amortization increased by 15.4% in 2008 and decreased by 6.0% in 2007. The increase in 2008 was due to the expansion of our network in Colombia, Brazil, Argentina and Chile. As a result of Mexican FRS, changes in exchange rates affect the value of fixed assets and thus the amount of depreciation. The decrease in 2007 was due to the lower adjustment of our imported fixed assets principally due to the appreciation of the Brazilian real against the U.S. dollar, which was partly offset by increased investment in plant, property and equipment and our acquisitions of cable television operations in Colombia.

Operating Income

Operating income decreased by 13.6% in 2008 due to an increase of 16.8% in costs and expenses, partially offset by an increase of 12.2% in revenues, with Brazilian revenues increasing 8.1% and Colombian revenues increasing 110.7%. Our operating margin was 11.7% in 2008 compared to 15.2% in 2007, due to an increase in costs and expenses principally resulting from the expansion of our network and our pay television and Internet access operations as well as an increase in depreciation caused by increased plant, property and equipment.

Operating income increased by 211.5% in 2007 due to the increase of 3.4% in revenues and the reduction of 7.7% in costs and expenses due primarily to Brazilian tax-related charges in 2006. Our operating margin was 15.2% in 2007 compared to 5.1% in 2006. Without the effect of the non-recurring Brazilian tax-related charges in 2006, our operating income would have increased by 14.9% in 2007, due to the growth of Embratel’s local service and our newly acquired cable operations in Colombia.

Other Expenses (Income), Net

Other expenses (income), net include employee profit sharing, payments related to a Brazilian tax on financial transactions, known as the CPMF, in 2007 and 2006, and, in 2006, certain amounts related to contested income taxes in Brazil. In 2008, other expenses decreased 57.4% due principally to the elimination of CPMF. In 2006, we recorded (a) other income of P.3,919 million representing the monetary gain and accrued interest related to taxes Embratel paid between 1990 and 1994 and became entitled to recover in 2006 and (b) other expenses of P.1,862 million representing the monetary gain and interest accrued related to back income tax Embratel was required to pay in 2006 on incoming international long distance service for prior periods.

Financing Cost, Net

Financing cost, net reflects interest income, interest expense, foreign exchange gain or loss and, through 2007, the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial amount of our indebtedness (52.8% at December 31, 2008), is denominated in U.S. dollars, so variations in the value of the U.S. dollar affect our foreign exchange gain or loss and interest expense. Approximately 9.1% of our monetary assets were denominated in U.S. dollars at December 31, 2008.

In each country in which we have monetary assets or liabilities, we determine foreign exchange gain or loss based on the functional currency of local operations, and, through 2007, we determined monetary gain or loss based on the local inflation rate. Because our subsidiary Embratel has 68.5% of our total indebtedness, exchange gain or loss is driven primarily by the value of the Brazilian real against the U.S. dollar.

We enter into derivative transactions to manage our exposure to changes in exchange rates, and the change in fair value of these derivative transactions is included in exchange gain or loss.

In 2008, financing cost, net was P.2,121 million compared with P.276 million in 2007 and P.1,542 million in 2006. The changes in each component were as follows:

•

Interest income increased by 4.0% in 2008 and by 4.3% in 2007. The increase in 2008 was principally due to an increase in cash equivalents following the Escisión. The increase in 2007 was due to a higher level of liquid assets.

•

Interest expense decreased by 7.5% in 2008 and by 8.5% in 2007. The change in 2008 was due to a slight reduction in the average level of debt held by Embratel and a decrease in the average LIBOR interest rate. The decrease in 2007 was primarily due to lower interest rates, partly offset by a higher average level of debt.

•

We recorded a net exchange loss of P.1,878 million in 2008, compared to P.3 million in 2007 and P.713 million in 2006. In 2008, the amount reflects the offsetting effects of exchange loss on dollar-denominated debt, primarily at Embratel, and fair value gains on cross-currency swaps, primarily entered into to cover our exposure from U.S. dollars to Brazilian reais. In 2007 and 2006, the amount reflects the offsetting effects of exchange gain on dollar-denominated debt and fair value losses on cross-currency swaps.

•

Beginning in 2008, due to a change in Mexican FRS, we did not recognize the effects of inflation on monetary assets and liabilities. We had a net monetary loss of P.141 million in 2007 and a net monetary gain of P.214 million in 2006. In 2007 and 2006, we had a gain in Brazil, where we have substantial monetary liabilities, and a loss in Mexico, where we have substantial monetary assets. The change from 2006 to 2007 was the result of higher monetary gain in Brazil because of a higher rate of inflation. The inflation rate in Brazil was 7.8% in 2007, compared with 3.8% in 2006.

Income Tax

The statutory rate of the Mexican corporate income tax was 28% in 2008 and 2007 and 29% in 2006. Our income in Brazil, which accounts for the majority of our taxable income, was subject to a statutory tax rate of 34% in 2008, 2007 and 2006. Our effective rate of corporate income tax as a percentage of pre-tax profit was 18.3% in 2008, 33.2% in 2007 and 29.1% in 2006. Our effective tax rate was lower in 2008 than 2007 mainly due to the reversal of the valuation allowance of deferred tax assets in our Brazilian subsidiaries. Our effective tax rate was higher in 2007 than 2006 mainly due to the amortization of deferred charges related to our Brazilian subsidiaries.

Net Income

Net income decreased by 19.7% in 2008 and increased by 132.4% in 2007. In 2008, the decrease was due to lower operating margin and higher exchange losses, which more than offset increased revenues. In 2007, the increase was due to higher operating income and lower financing cost.

Results of Operations by Segment

We operate in eight geographic segments. Segment information is presented in Note 18 of our audited consolidated financial statements included in this annual report. Brazil is our principal geographic market, accounting for 78.9% of our total operating revenues in 2008 (compared to 81.8% in 2007 and 84.6% in 2006) and 77.0% of our total costs and expenses in 2008 (compared to 83.8% in 2007 and 87.4% in 2006).

The table below sets forth the percentage of our total revenues and total costs and expenses represented by each of our principal geographic segments for the periods indicated.

	2008		2007		2006
	% of Total revenues	% of Total costs and expenses	% of Total revenues	% of Total costs and expenses	% of Total revenues	% of Total costs and expenses(1)
Brazil	78.9	77.0	81.8	83.8	84.6	87.4
Colombia	7.5	8.8	4.0	4.4	1.6	1.3
Mexico	6.8	4.7	8.1	4.0	8.1	3.9
Chile	3.1	4.0	2.5	3.2	2.4	3.5
Argentina	2.4	3.1	2.1	2.6	2.1	2.6
Peru	1.7	2.1	1.5	1.7	1.2	1.4
Other(2)	(0.4)	0.3	0.0	0.3	0.0	(0.1)

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	To facilitate comparison, amounts do not include the following charges related to Brazilian taxes in 2006: (a) a provision of P.4,210 million related to Embratel’s settlement of a dispute over its liability for value added tax and (b) a provision of P.1,467 million for penalties and monetary correction related to income tax on Embratel’s incoming international long distance service. See “—Operating Costs and Expenses—Commercial, Administrative and General Expenses.”
(2)	Includes United States, Ecuador and consolidation adjustments.

Brazil

Operating revenues increased by 8.1% in 2008, due primarily to an increase in revenues from local, data and long distance services. Operating revenues remained stable in 2007, as the increase in revenues in local service and call centers was offset by a decrease in domestic and international long distance revenues. Measured in Brazilian reais without the effects of inflation accounting, currency translation or re-expression, operating revenues in Brazil increased by 13.4% from 2007 to 2008.

Total costs and expenses increased by 7.3% in 2008 and decreased by 12.6% in 2007. The increase in 2008 was primarily due to the growth in mobile call traffic, resulting in increased transport and interconnection costs. In 2007, the comparison is affected by the charges in 2006 relating to two Brazilian tax matters, as described above. Excluding the effect of those charges, total costs and expenses would have decreased by 2.6% in 2007. The decrease in 2007 was due primarily to the effect of a decrease in depreciation.

Colombia

Operating revenues in Colombia increased by 110.7% in 2008, due mainly to an increase of 27.6% of subscribers to our paid television services and an increase of 79.1% of users of our Internet access service in Colombia. Operating revenues in Colombia increased by 144.5% in 2007, due mainly to an increase in revenues from cable television services resulting from our acquisitions.

Total costs and expenses in 2008 increased by 134.0% and by 221.1% in 2007. The increase in 2008 was due to the hiring of additional sales personnel, increased network maintenance costs, increased costs to purchase television content resulting from the rise in the number of pay television subscribers and higher depreciation costs associated with greater capital expenditures. The increase in 2007 was due to costs incurred in connection with our increased cable television operations, which we grew through a series of acquisitions beginning in October 2006, and the expansion of our local network.

Mexico

Operating revenues decreased by 5.8% in 2008 and increased by 3.8% in 2007. Mexican operating revenues are principally attributable to our yellow pages business. The decrease in 2008 was due primarily to greater discounts offered to our key customers. The increase in 2007 reflected increased advertising revenue from our Internet yellow pages directory.

Total costs and expenses increased by 36.9% in 2008 and by 4.8% in 2007. The increase in 2008 was due to an increase in corporate expenses following the Escisión, an increase in the payment to Telmex of fees for the use of its customer database and costs associated with the development of enhanced information technology support and software for our growing online yellow pages business. In the future, we expect to only pay Telmex an annual renewal fee for use of its customer database. The increase in 2007 was due to higher allowances for doubtful accounts receivable and higher costs for information technology support and software for our online yellow pages.

Other countries

The other countries in which we operate are Chile, Argentina, Peru, Ecuador and the United States. Together they represented less than 8% of 2008 revenues and an operating loss of P.1,169 million. In 2008, the increased in operating loss was principally due to a higher depreciation in Argentina and Chile generated by an increase in plant, property and equipment and an increase in expenses for advertising and advisory services in the United States. In 2007, revenues from these other countries represented less than 7% of total revenues and an operating loss that was not material to our 2007 operating income.

Liquidity and Capital Resources

Our principal capital requirements are for capital expenditures and working capital. We generally plan for each of our major operating subsidiaries to meet its capital requirements from its operating cash flow. Our subsidiaries, other than in Brazil, may not generate sufficient cash flow to meet their capital requirements and will rely on funding provided by us. Our cash flows provided by operating activities were P.14,077 million in 2008. This figure is not directly comparable to amounts reported for previous years, when the presentation of a statement of cash flows was not required under Mexican FRS.

We had a working capital deficit of P.1,889 million at December 31, 2008, a working capital surplus of P.8,121 million at December 31, 2007 and a working capital deficit of P.4,567 million at December 31, 2006. We expect our working capital to stabilize, and we believe our working capital is sufficient for our present requirements.

Our capital expenditures were P.18.6 billion in 2008, P.12.8 billion in 2007 and P.8.8 billion in 2006. We have budgeted capital expenditures in 2009 of approximately P.14.7 billion (U.S.$1.1 billion). Budgeted capital expenditures for 2009 exclude any other investments we might make to acquire other companies.

We also use funds to repurchase our shares. The amount we spent on share repurchases after June 10, 2008, when our shares and those of Telmex began trading separately, was P.4,245 million in 2008. In July 2008, the ordinary shareholders’ meeting authorized share repurchases up to P.10 billion, of which approximately P.5 billion have been used. The ordinary shareholders’ meeting held on April 29, 2009, approved up to an additional P.5 billion to be used for share repurchases, which, in addition to the approximately P.5 billion not utilized for share repurchases since July 2008, provides us with approximately P.10 billion available for share repurchases. The amount spent on share repurchases is determined from time to time by our board of directors based on market conditions. See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

In 2008, we paid dividends totaling P.2,786 million. In April 2009, we declared a dividend of P.0.17 per share, which is payable in equal installments of P. 0.085 per share in August 2009 and November 2009, amounting to an aggregate payment of approximately P.3,096 million in dividends in 2009 (based on the number of outstanding shares at May 18, 2009).

From the time of the Escisión through the separate trading of our shares on June 10, 2008, Telmex carried out repurchases of its shares. These transactions reduced the number of outstanding shares of Telmex Internacional by 414 million L Shares and 1 million A Shares. The repurchase transactions did not reduce the assets of Telmex Internacional because, as contemplated in the December 21, 2007 shareholder decisions, in May 2008 the Telmex board of directors approved the transfer to us of an additional amount of P.3,572 million. We paid Telmex P.3,572 million in July 2008 in respect of these repurchases.

We believe that the telecommunications industry in Latin America will continue to be characterized by growth, technological change, competition and consolidation. We may take advantage of these opportunities through direct or indirect investments or strategic alliances, but future investments may require substantial additional capital and expose us to new risks. Our expenditures for acquisitions were P.507 million in 2008, P.8,365 million in 2007 and P.14,081 million in 2006.

Embratel has a substantial amount of tax-related contingencies. If a major part of the tax disputes were to be decided against Embratel, our liquidity could be materially affected even if we have previously established provisions. See Note 17 to our audited consolidated financial statements.

Outstanding Indebtedness

At December 31, 2008, we had total indebtedness of P.25,622 million (U.S.$1,893 million). Indebtedness of our Brazilian subsidiaries represented approximately 68.5% of our total indebtedness. At December 31, 2008, 52.8% of our total consolidated indebtedness was denominated in U.S. dollars, 19.2% was denominated in Brazilian reais, and 28.0% was denominated in other currencies. We have P.14,728 million (U.S.$1,041 million) in debt that will come due in 2009. Subject to market conditions, we plan to refinance this amount with new debt or partially repay it.

The major categories of our indebtedness are as follows:

•

U.S. dollar-denominated bank financing. We had U.S.$708 million (P.9,596 million) of U.S. dollar-denominated bank financing outstanding at December 31, 2008. Of this amount, approximately 79.9% was under loans from export credit and development agencies. Most of our bank borrowings bear interest at a spread over LIBOR.

•

U.S. dollar-denominated export credit agency financing for satellites. We had U.S.$256 million (P.3,466 million) outstanding at December 31, 2008, in financing for the acquisition of satellites Star One C-1 and Star One C-2. These bear interest at an average rate of 4.1% and mature in 2013.

•

Peso-denominated senior notes issued in Mexico. We have issued peso-denominated senior notes (certificadoes bursátiles) from time to time in the Mexican market. We have established a five-year program, registered with the CNBV, for the issuance of short-term and long-term notes in an amount up to P.10,000 million. At December 31, 2008, we had P.5,500 million of peso-denominated senior notes outstanding, all of which matured in January 2009.

In December 2008, we paid at maturity U.S.$178.7 million (P.2,419 million) aggregate principal amount of senior notes issued by Embratel in 2004. In March 2009, Embratel entered into a syndicated credit facility for an aggregate principal amount of U.S.$200 million due in 2014.

We also have other categories of outstanding indebtedness, including local currency denominated loans from local banks, financial leases and supplier credits for equipment financing. We look for the best sources for borrowing in terms of cost and term, including local and international capital markets as well as international banks and local banks.

Most of our credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of our debt is in default or accelerated. The terms of these agreements restrict the ability of our subsidiaries to grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers or consolidations. Under a number of these agreements, we are required to maintain certain specified financial ratios, including EBITDA to payments of principal and interest expense of no less than 1.2 to 1.0 and net debt to EBITDA of no more than 3.5 to 1.00 (using terms defined in the credit agreements).

A number of Embratel’s financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control of Embratel, as defined in the respective instruments. The definitions of change of control vary, but none of them will be triggered so long as we or Carso Global Telecom or its present controlling shareholders continue to control a majority of Embratel’s voting stock.

Of our total debt outstanding as of December 31, 2008, approximately 55.9% of our bank facilities bear interest at specified spreads, mainly over LIBOR, and the remaining 44.1% bear interest at fixed rates. The weighted average cost of all borrowed funds at December 31, 2008 (including interest and taxes withheld, but excluding fees) was approximately 8.1%. The inclusion of fees in the calculation of weighted average cost of all borrowed funds at December 31, 2008 would increase such cost by 0.2% to 8.3%.

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We use derivative instruments to hedge or adjust our exposures. Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange or interest rate movements and the cost of using derivative instruments. We may stop using derivative instruments or modify our practices at any time. Currently, our derivative transactions relate entirely to Embratel’s indebtedness and consist solely of cross-currency swaps (under which we generally pay amounts in Brazilian reais and receive U.S. dollars).

Because our U.S. dollar-denominated indebtedness far exceeds our U.S. dollar-denominated assets and revenues, from time to time we enter into derivative transactions to protect to some degree against the short-term risks of devaluation of the Brazilian real. Under Mexican FRS, we account for these transactions on a fair value basis, and changes in such fair value offset gains and losses from the foreign currency liabilities that are hedged. We do not apply hedge accounting rules to our derivative financial instruments. We had cross-currency swaps covering U.S.$217 million of Embratel’s indebtedness at December 31, 2008 (U.S.$1,135 million of Embratel’s indebtedness in

December 31, 2007). The fair value of our derivative instruments amounted to an asset of P.1,025 million at December 31, 2008 and a liability of P.2,210 million at December 31, 2007. We recognized a gain of P.2,577 million in 2008 (compared to a loss of P.2,829 million in 2007), included under our financing cost, net, which reflects the effects of exchange rate variations under our derivative instruments.

Contractual Obligations

In the table below we set forth certain contractual obligations as of December 31, 2008 and the period in which the contractual obligations come due. The amount of our long-term debt reported in the table excludes interest and fee payments, which are primarily variable amounts, and does not reflect derivative instruments, which provide for payment flows that vary depending on exchange rates. Purchase obligations include commitments for the purchase of equipment and consulting and management services as well as payments for the right to use satellite orbital positions. The table below does not include pension liabilities, tax liabilities or accounts payable.

	Payments Due by Period (as of December 31, 2008)
	Total		2009		2010-2011		2012-2013		2014 and beyond
	(in millions of Mexican pesos)
Contractual obligations:
Total debt(1)	P.	25,016	P.	14,632	P.	7,828	P.	2,542	P.	14
Capital Leases		606		96		192		192		126
Purchase obligations		3,215		3,215		—		—		—

Total	P.	28,837	P.	17,943	P.	8,020	P.	2,734	P.	140

(1)	Excludes interest payments, fees and the effect of derivative financial instruments.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5E of Form 20-F.

U.S. GAAP Reconciliation

Net income under U.S. GAAP was P.3,329 million in 2008, P.5,739 million in 2007 and P.1,167 million in 2006. Compared to majority net income under Mexican FRS, net income under U.S. GAAP was 39.9% lower in 2008, 11.2% lower in 2007 and 50.4% lower in 2006.

There are certain differences between Mexican FRS and U.S. GAAP that affect our net income and stockholders’ equity. The most significant in their effects concern (i) elements of inflation accounting that are determined differently under U.S. GAAP than under Mexican FRS, (see “—Effect of Inflation Accounting” above), (ii) differences in the application of purchase accounting to the successive transactions in which we increased our interest in Embratel, (iii) changes in the valuation allowance of deferred taxes after purchase price allocation and (iv) deferred tax effect on foreign translation effect.

Other differences that affected net income relate to accounting for reversal of goodwill impairment, business combinations, capitalization of interest on assets under construction and the treatment of non-controlling interest. The differences in stockholders’ equity under Mexican FRS and U.S. GAAP reflect these same matters. For a discussion of the principal differences between Mexican FRS and U.S. GAAP, see Note 19 to our audited consolidated financial statements.

Use of Estimates in Certain Accounting Policies

In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of revised or different estimates is not material to our financial presentation.

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2008 to P.7,696 million, or 11.5% of our operating costs and expenses under Mexican FRS. See Note 6 to our audited consolidated financial statements.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors, taking into account the practices of other telecommunications companies. We review estimated useful lives when we consider it necessary to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it might result in our recognizing an impairment charge to reflect a write-down in value. The same kinds of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense.

Employee Pensions and Seniority Premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under the defined-benefit and defined contribution plans as well as a medical assistance plan for defined-benefit plan participants at Embratel; we also have a defined-benefit plan and termination benefits for our Mexican employees. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican FRS. In 2008, we recognized net period cost relating to these obligations of P.48.6 million under Mexican FRS.

We use estimates in several specific areas that have a significant effect on these amounts: (a) the actual discount rates that we use to calculate the present value of our future obligations, (b) the actual rate of increase in salaries that we assume we will observe in future years, (c) long term average inflation, (d) health care cost trends and (e) the rate of return we assume our pension fund will achieve on its investments. The assumptions we have applied are identified in Notes 14 (Mexican FRS) and 19 (U.S. GAAP) to our audited consolidated financial statements. These estimates are based on our historical experience, on current conditions in the financial markets and on our judgments about the future development of our salary costs and the financial markets. We review the estimates each year, and if we change them, our reported expense for pension costs may increase or decrease. In 2008, we began using nominal rates instead of real rates in preparing these estimates as a result of the cessation of inflation accounting under Mexican FRS.

In 2008, we had a net decrease in the unamortized balance of actuarial gain by P.365 million in the defined benefit pension plan (DBP) and a net decrease in the unamortized balance of actuarial loss by P.122 million in the medical assistance plan (MAP) in Brazil, which will be amortized over the estimated average remaining working lifetime of Embratel’s employees. The net decreases were primarily attributable to a revision of the actuarial assumptions used in the computation of Embratel’s DBP and MAP. Actuarial assumptions were based on our experience and future expectations with respect to retirement as well as general trends in Brazil over the past several years, including interest rates, investment returns and level of inflation, mortality rates and future employment levels.

As of December 31, 2008, 88% of fund assets consisted of Brazilian reais-denominated fixed-income securities, 9% consisted of variable-income securities of Brazilian companies and 3% of other instruments. Our actuarial assumptions as of December 31, 2008 include an assumed annual return of 10.8% on plan assets.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on our estimates of losses we may experience because our customers or other telecommunications operators do not pay the amounts they owe us. At December 31, 2008, the amount of the allowance was P.4,704 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For operators, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate, or if one or more operators refuse or are unable to pay us. See Note 3 to our audited consolidated financial statements.

Impairment of Long-Lived Assets and Goodwill

We have large amounts of long-lived assets on our balance sheet. Under Mexican FRS and U.S. GAAP, we are required to test long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for plant, property and equipment and licenses and trademarks. Impairment testing for goodwill is required to be performed on an annual basis. At December 31, 2008, these include plant, property and equipment (P.58,479 million, net of accumulated depreciation), goodwill (P.16,486 million) and licenses and trademarks (P.6,071 million, net of accumulated depreciation). To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business that the asset relates to, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates, and guidance provided by Mexican FRS and U.S. GAAP relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the net carrying value of the asset as stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors such as industry and economic trends, and internal factors such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. During 2008 and 2007, we did not recognize any impairment of long-lived assets. In 2006, we recognized an impairment of goodwill related to long-lived assets in Chile in the amount of P.305 million under Mexican FRS.

Purchase Accounting—Purchase Price Allocation

During 2008, 2007 and 2006, we made a number of acquisitions applying the purchase method of accounting. Accounting for the acquisition of a business under the purchase method requires the determination of the fair values of the net assets acquired and then the allocation of the purchase price to the various assets and liabilities of the acquired business, which affects goodwill recognized on our balance sheet. The most difficult estimations of individual fair values are those involving plant, property and equipment and identifiable intangible assets, such as licenses and trademarks. We use all available information to make these fair value determinations, including the retention of appraisers to determine the fair value of trademarks and an examination of the market value of licenses with similar characteristics to determine the fair value of licenses.

Realization of Net Deferred Tax Assets

The recognition of net deferred tax assets on temporary differences mainly due to Brazilian tax losses and to the negative basis for calculating social contribution in Brazil, is supported by the history of taxable income and Embratel’s estimate of future profitability. Mexican FRS D-4 and FAS 109 establish the conditions for measuring and recognizing deferred tax assets. Based on Embratel’s financial projections, we believe that these assets will be realized over a period of five years. A future change in these projections of profitability could result in the need to record a valuation allowance against these net deferred tax assets, resulting in a negative impact on future results.

Provision for Contingencies

We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter, based on advice of our legal counsel. We record provisions for contingencies only when we believe that it is probable that we will incur a loss in connection with the matter in dispute. In several tax disputes with the Brazilian tax authorities, we have recognized no provisions because we do not believe a loss is probable. The total balance of probable losses is recorded as a current liability, because it is not possible to estimate the time required to reach a settlement. The required reserves for these and other contingencies may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. Such changes could have an adverse impact on future results and cash flows.

Fair Value of Derivatives

Under Mexican FRS C-10, “Instrumentos Financieros Derivados y Operaciones de Cobertura” (Derivative Financial Instruments and Hedging Activities) and U.S. GAAP (SFAS 133), we are required to recognize all derivatives as either assets or liabilities on our balance sheet and measure those instruments at fair value. We obtain the fair values from the financial institutions with whom we enter into these transactions. We use these fair values as a reference to establish the basis for recognition of the derivative instruments in our financial statements. The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices supported by confirmations of these values received from the counterparties to these financial instruments and by determinations of independent third parties applying technical models based on statistical and market data. Changes in the fair value of derivative financial instruments are recorded each year in net income.

Item 6.	Directors, Senior Management and Employees

Directors

Management of our business is vested in the board of directors and the chief executive officer. Our bylaws provide for the board of directors to consist of a maximum of 21 directors and up to an equal number of alternate directors. Each alternate director may attend meetings of the board of directors and vote in the absence of a corresponding director.

Directors are elected by a majority of the holders of the AA Shares and A Shares voting together, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one of such directors and one of such alternate directors, and up to two directors and two alternate directors are elected by a majority vote of the holders of L Shares. Directors and alternate directors are elected at each annual ordinary general meeting of shareholders and each annual ordinary special meeting of holders of L Shares. Pursuant to our bylaws and Mexican law, at least 25% of our directors must qualify as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law (Ley del Mercado de Valores).

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. The names and positions of the current 12 members of our Board of Directors elected at the annual ordinary general meeting of our shareholders held on April 29, 2009, their dates of birth and information on their principal business activities outside Telmex Internacional are as follows:

Carlos Slim Domit	Born:	1967
Chairman	First elected:	2007
	Principal occupation and other directorships:	Chairman of the board of directors of Grupo Carso, S.A.B. de C.V., Teléfonos de México, S.A.B. de C.V. and Grupo Sanborns, S.A. de C.V.; Vice Chairman of the board of directors of Carso Global Telecom, S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A.

Jaime Chico Pardo	Born:	1950
Director	First elected:	2007
	Principal occupation:	Co-Chairman of the board of directors of Teléfonos de México, S.A.B. de C.V.; Co-Chairman of the board of directors of IDEAL (Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V.); Chairman of the board of directors of Carso Global Telecom, S.A.B. de C.V.
	Other principal directorships:	Member of the board of directors of América Móvil, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V. and Honeywell International
	Business experience:	Chief Executive Officer of Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Grupo Condumex, S.A. de C.V.; Chairman of Corporación Industrial Llantera (Euzkadi General Tire de México, S.A. de C.V.)

Laura Diez Barroso Azcárraga	Born:	1951
Director	First elected:	2007
	Principal occupation:	President of Tenedora y Promotora Azteca S.A. de C.V.
	Other directorships:	Member of the board of directors of Grupo Financiero Inbursa, S.A.B. de C.V., Fundación del Centro Histórico de la Ciudad de México A.C. and Royal Caribbean International

Arturo Elías Ayub	Born:	1966
Director	First elected:	2007
	Principal occupation:	Head of Strategic Alliances, Communications and Institutional Relations at Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Fundación Telmex
	Other directorships:	Member of the board of directors of Grupo Sanborns, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Sears Roebuck de México and TM & MS LLC
	Business experience:	Chief Executive Officer of Sociedad Comercial Cadena, President of Pastelería Francesa (El Globo) and President of Club Universidad Nacional, A.C.

Roberto Kriete Ávila	Born:	1953
Director	First elected:	2007
	Principal occupation:	Chairman and CEO, TACA Airlines; President, Compañia de Inversiones of Kriete Group; President, Gloria Kriete Foundation; Director, Escuela Superior de Economía y Negocios (ESEN) in El Salvador
	Other directorships:	President of the board of directors, Real Intercontinental Hotel of San Salvador; President, Coatepeque Foundation; Member of the board of directors of non-profit organization AGAPA (against extreme poverty) and FUNDASALVA (rehabilitation against drug addiction)
	Business experience:	Director, Camino Real Hotel; Director and Secretary, Banco Agrícola Comercial of El Salvador

Francisco Medina Chávez	Born:	1956
Director	First elected:	2007
	Principal occupation:	President and Chief Executive Officer of Grupo Fame
	Other directorships:	Member of the boards of directors of Banamex Citigroup Mexico and Aeroméxico
	Business experience:	Director of several companies involving real estate, automobiles and financing

Jorge Andrés Saieh Guzmán	Born:	1971
Director	First elected:	2007
	Principal occupation:	Chairman of the board of directors and Executive President of Consorcio Periodístico de Chile S.A. (COPESA)
	Other directorships:

Vice Chairman, Corp Group Interhold S.A

Vice Chairman, CorpBanca S.A.; Director, Corp Group Inmobiliaria; Vice President, National Press Association, Chile; Director, International Press Association; Director, World Association of Newspapers

	Business experience:	Chairman of the board of directors of Corp Group Inmobiliaria; Vice Chairman, AFP Proteccion; member of the board of directors of AFP Provid, CorpBanca Venezuela, Forestal y Papelera Concepción, S.A., Bazuca, Palestino Football Club and Virtualia

Fernando Solana Morales	Born:	1931
Director	First elected:	2007
	Principal occupation:	President of the Mexican Board of International Affairs; President of the Mexican Fund for Education and Development; President of Solana Advisers; member of the board of directors of Analitica
	Other directorships:	Member of the boards of directors of banks, industrial enterprises, universities, philanthropic and cultural organizations
	Business experience:	Member of the Mexican Senate; Chief Executive Officer of Banco Nacional de México, S.A.; Secretary to the Mexican Ministry of International Affairs; Ministry of Education; Ministry of Commerce

Antonio del Valle Ruiz	Born:	1938
Director and Chairman of the audit and corporate practices committee	First elected:	2007
	Principal occupation:	Chairman of the board of directors of Grupo Empresarial Kaluz, S.A. de C.V.
	Other directorships:	Member of the board of directors of Mexichem, S.A.B. de C.V., Escuela Bancaria y Comercial, Minera las Cuevas y Polímeros de México and Fundación Pro Empleo, A.C.
	Business experience:	Founder of Grupo Empresarial Kaluz, S.A. de C.V.; founder and Chief Executive Officer of Grupo Financiero Bital; Chairman of the Mexican Business Round Table; president of the Mexican Bankers Association

Oscar Von Hauske Solís	Born:	1957
Director and Chief Executive Officer	First elected:	2007
	Principal occupation	Chief Executive Officer of Telmex Internacional
	Business experience:	Member of the board of directors of Teléfonos de México, S.A.B. de C.V.; Chief Systems and Telecommunications Officer at Teléfonos de México, S.A.B. de C.V.; Head of finance at Grupo Condumex, S.A. de C.V.

Eric D. Boyer	Born:	1965
Director	First elected:	2007
	Principal occupation:	President and manager of investments in Latin America of AT&T Mexico
	Business experience:	Various positions at AT&T Corp.

Rayford Wilkins, Jr.	Born:	1951
Director	First elected:	2007
	Principal occupation and other directorships:	Group president of AT&T International; member of the board of directors and the executive committee of América Móvil, S.A.B. de C.V.
	Business experience:	Various positions in the wireless industry at AT&T Corp.

The secretary of the board of directors is Eduardo Alvarez Ramírez de Arellano. He is not a member of our board of directors.

Of our directors Carlos Slim Domit is the son of Carlos Slim Helú and Arturo Elías Ayub is the son-in-law of Carlos Slim Helú. Carlos Slim Helú, together with certain members of his immediate family, including Carlos Slim Domit, holds a controlling interest in Telmex Internacional. See “Item 7. Major Shareholders and Related Party Transactions.”

Audit and Corporate Practices Committee

The audit and corporate practices committee consists of Antonio del Valle Ruiz (the audit and corporate practices committee’s chairman), Francisco Medina Chávez and Fernando Solana Morales, all three of whom are directors. Each member of the audit and corporate practices committee qualifies as independent, as determined by our shareholders at their annual ordinary general meeting held on April 29, 2009, pursuant to the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. See “Item 16A. Audit Committee Financial Expert.” The audit and corporate practices committee operates under a written charter approved by our Board of Directors. A copy of the audit and corporate practices committee charter is available on our website at www.telmexinternacional.com.

With respect to its audit function, the audit and corporate practices committee is responsible for reviewing the accuracy of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The audit and corporate practices committee gives its opinion to the board of directors with respect to internal control and internal audit guidelines, accounting policies and the appointment of external auditors. The committee investigates possible violations of operational guidelines or policies of the internal control, internal audit and accounting records system, establishes procedures for receiving, retaining and addressing complaints regarding our accounting, internal control and audit matters, including procedures for confidential submission of such complaints and informs the board of directors of any detected irregularities with respect to the internal control and internal audit system and proposes corrective actions to be taken. The audit and corporate practices committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any independent advisor hired by the audit and corporate practices committee and provides funding for ordinary administrative expenses incurred by the committee in the course of its duties.

With respect to its corporate governance function, the audit and corporate practices committee is responsible for giving an opinion to the board of directors with respect to (a) the policies and guidelines for the use of our assets, (b) the policies and guidelines applicable to related party transactions, including the authorization of loans or guarantees, (c) the appointment, election or dismissal and the evaluation and compensation of the chief executive officer and the policies relating to the appointment and compensation of members of management and (d) exemptions for directors and members of management to participate in business opportunities that belong to us or to entities over which we have significant influence. The audit and corporate governance committee may also call a shareholders’ meeting and request the inclusion of matters it considers appropriate on the agenda.

The audit and corporate practices committee has reviewed this annual report, as well as our consolidated financial statements and notes thereto included elsewhere in this annual report, and recommended that such financial statements be included herein.

Executive Officers

The names, responsibilities and prior business experience of our executive officers are as follows:

Officer	Business Experience
Oscar Von Hauske Solís Chief Executive Officer	Member of the board of directors of Teléfonos de México, S.A.B. de C.V.; Chief Systems and Telecommunications Officer at Teléfonos de México, S.A.B. de C.V.; head of finance at Grupo Condumex, S.A. de C.V.

Gonzalo Lira Coria Chief Financial Officer	Treasurer of Grupo Condumex, S.A. de C.V.; various other positions at Grupo Condumex S.A. de C.V.

Luis Antonio Villanueva Gómez Head of Development	Chief executive officer of Teléfonos del Noreste, S.A. de C.V.; various positions at Teléfonos de México, S.A.B. de C.V.

Francisco Javier Ortega Castañeda Chief Commercial Officer	Western division head of Teléfonos de México, S.A.B. de C.V.; various other positions at Teléfonos de México, S.A.B. de C.V.

José Formoso Martínez Chief Executive Officer of Embratel	Chief executive officer and vice president of Embratel Participações S.A.; Chief executive officer and general director of Empresa Brasileira de Telecomunicações S.A.–EMBRATEL; Vice chairman of the Board of Directors of Embratel Participações S.A. and of Empresa Brasileira de Telecomunicações S.A.–EMBRATEL; Chief executive officer of Telgua S.A.; Chief executive officer of Cablevisión

Eduardo Alvarez Ramírez de Arellano General Counsel	Head of international legal affairs at Teléfonos de México, S.A.B. de C.V.; various other positions at Teléfonos de México, S.A.B. de C.V.

Compensation of Officers and Directors

The aggregate compensation of all of our directors and executive officers paid for services in all capacities for the year ended December 31, 2008 was approximately was P.39.4 million, which included bonus payments totaling P.9.9 million. Annual bonus payments are approved by our audit and corporate practices committee on the basis of various factors, including achievement of performance targets and seniority.

Each director received an average fee of P.73.5 thousand for each meeting of the board of directors attended in 2008. Members of the audit and corporate practices committee received an average fee of P.17.6 thousand for each committee meeting attended in 2008. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits to our directors in their capacity as directors. Our executive officers are eligible for benefits on the same terms as all other Telmex Internacional employees, and we do not separately set aside, accrue or determine the amount of costs attributable to executive officers.

Share ownership of Carlos Slim Helú and certain members of his immediate family is set forth in “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders.” Excluding the individuals discussed therein, our directors, alternate directors and executive officers as a group beneficially own less than 1% of any class of our capital stock.

Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2008.

	Year ended December 31,
	2008	2007	2006
End of period number of employees	28,477	26,321	18,733
Employees by category of activity:
Telecommunications	11,060	10,086	9,174
Call centers	8,445	8,439	6,914
Cable television	6,622	5,493	489
Yellow pages	2,350	2,303	2,156
Employees by geographic location:
Argentina	887	871	592
Brazil	16,286	16,044	14,268
Chile	1,020	693	602
Colombia	6,613	5,547	787
Ecuador	334	140	—
Mexico	1,894	1,783	1,792
Peru	915	800	412
United States	528	443	280

The increase in the number of employees in 2007 relates principally to the increase in the number of employees in our cable television operations in Colombia.

At December 31, 2008, 12.3% of our employees are members of unions. We believe our relationship with labor unions is good. All management positions are held by non-union employees. Salaries and certain benefits of employees are negotiated every year.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As of May 18, 2009, the AA Shares represented 44.6% of the total capital stock and 95.3% of the full voting shares (AA Shares and A Shares). The AA Shares are owned by (a) Carso Global Telecom, (b) AT&T International and (c) various other Mexican investors. Carso Global Telecom holds interests in the telecommunications industry and was separated from Grupo Carso, S.A. de C.V. in 1996. According to reports of beneficial ownership of our shares filed with the SEC, Carso Global Telecom is controlled by Mr. Carlos Slim Helú and members of his immediate family.

We expect that Carso Global Telecom and AT&T International will enter into an agreement providing for certain matters relating to their ownership of AA Shares. They currently have such an agreement relating to their ownership of AA Shares of Telmex, which among other things, subjects certain transfers of AA Shares by either party to a right of first offer in favor of the other party and provides for the composition of the board of directors and executive committee of Telmex and for each party to enter into a management services agreement with Telmex. We expect them to reach an agreement of similar scope relating to Telmex Internacional.

The following table identifies owners of more than five percent of any class of our shares, based on shares outstanding as of May 18, 2009. Except as described below, we are not aware of any holder of more than five percent of any class of our shares. Holders of five percent or more of any class of our shares have the same voting rights with respect to their shares as do holders of less than five percent of the same class.

	AA Shares(1)		A Shares(2)		L Shares(3)		Percent of voting shares(4)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carso Global Telecom(5)(6)	6,000.0	73.9%	92.1	22.9%	4,792.9	49.5%	71.5%
AT&T International(5)	1,799.5	22.2	—	—	—	—	21.1

(1)	As of May 18, 2009, there were 8,115 million AA Shares outstanding, representing 95.3% of the total full voting shares (A Shares and AA Shares).
(2)	As of May 18, 2009, there were 402 million A Shares outstanding, representing 4.7% of the total full voting shares (A Shares and AA Shares).
(3)	As of May 18, 2009, there were 9,689 million L Shares outstanding.
(4)	A Shares and AA Shares.
(5)	Holders of A Shares and AA Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws.
(6)	Derived from reports of beneficial ownership of our shares filed with the SEC. For comparability purposes, percent of class is calculated based on the number of L Shares outstanding on May 18, 2009.

The following table sets forth the share ownership, as of May 18, 2009, of our officers and directors who own more than one percent of any class of our capital stock. Carlos Slim Domit (chairman of the board of directors) may be deemed to have beneficial ownership of 6,000.0 million AA Shares, 92.7 million A Shares, and 5,154.7 million L Shares held by Carso Global Telecom and other companies that are under common control with us. Except as described below, we are not aware of any director, alternate director or executive officer who holds more than one percent of any class of its shares.

	AA Shares(1)		A Shares(1)		L Shares(1)		Percent of voting shares(2)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carlos Slim Domit(3)	6,000.0	73.9%	92.7	23.1%	5,164.3	53.3%	71.5%

(1)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See “Item 10. Additional Information—Bylaws and Mexican Law.” Based on reports of beneficial ownership filed with the SEC, as of May 18, 2009, 4,472,748,190 AA Shares and all A Shares, of which Carlos Slim Domit may be deemed to share beneficial ownership, could be converted to L Shares.
(2)	AA Shares and A Shares.
(3)	Includes 9,516,264 L Shares owned directly by Carlos Slim Domit.

At December 31, 2008, 47.9% of our outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.2% of the holders of L Share ADSs (10,984 holders, including The Depository Trust Company, or DTC) had registered addresses in the United States. Of our outstanding A Shares, 24.9% were represented by A Share ADSs issued under a sponsored A Share ADS facility, each representing the right to receive 20 A Shares, and 99.2% of the holders of sponsored A Share ADSs (4,007 holders, DTC) had registered addresses in the United States.

We do not have information concerning holders with registered addresses in the United States of shares that are not represented by ADSs. We also have no information concerning U.S. ownership of A Share ADSs held under unsponsored A Share ADS programs.

We purchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

RELATED PARTY TRANSACTIONS

General

We engage in a variety of transactions with affiliates, including transactions related to the Escisión and in the ordinary course of business. Pursuant to Mexican law, our board of directors has to vote on whether or not to approve certain transactions with related parties (1) that are outside the ordinary course of our business or (2) that are at non-market prices. A director with an interest in the transaction is not permitted to vote on its approval. None of the transactions described below was subject to approval by our board of directors.

The aggregate amount of our revenues from affiliates was P.4,923 million in 2008, P.4,683 million in 2007 and P.4,176 million in 2006. The aggregate amount of our expenses paid to affiliates was P.10,751 million in 2008, P.6,497 million in 2007 and P.5,837 million in 2006. See Note 4 to our audited consolidated financial statements.

From time to time we may make investments together with affiliated companies, sell our investments to affiliates and buy investments from affiliates. In July 2006, for example, we entered into a

50-50 joint venture with América Móvil to construct a fiber optic network along Peru’s coastline for an estimated total cost to us of U.S.$43 million (P.582 million), of which we have paid U.S.$17.8 million (P.241 million). We agreed to purchase for P.248 million 51% of the capital stock of Eidon Software, S.A. de C.V., or Eidon Software, from Promotora del Desarrollo de América Latina, S.A. de C.V., or Promotora. Eidon Software and Promotora are majority-owned subsidiaries of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V., a company that is indirectly controlled by Carlos Slim Helú and members of his immediate family. Eidon Software is a provider of customized and general software applications. We obtained regulatory approvals in June 2009 and expect to consummate this acquisition in the near term.

Transactions Relating to the Escisión

The creation of Telmex Internacional and the transfer of assets and liabilities to Telmex Internacional was effected by the action of the extraordinary shareholders’ meeting of Telmex on December 21, 2007. Telmex has not made any representations regarding the value of any of the assets we received in the Escisión. We have agreed to indemnify Telmex against any liability, expense, cost or contribution asserted against Telmex that arises out of the assets owned directly or indirectly by Controladora de Servicios de Telecomunicaciones, S.A. de C.V., or Consertel, the subsidiary whose shares were transferred to us in the Escisión. Mexican law also provides that if an obligation is assumed by the new company in an escisión, and the new company fails to perform, a claimant may make a claim against the old company for up to three years unless the claimant expressly consented to the escisión. We did not assume any obligations in the Escisión, so Telmex is not liable for any obligations of Telmex Internacional. Consertel, which is a subsidiary of Telmex Internacional, will be subject to the possibility that a claimant against the new Telmex subsidiary created in the Consertel split-up might seek to assert its claim against Consertel if that new Telmex subsidiary defaults. We consider the risk of such a claim to be remote, and Telmex has agreed to indemnify us against any such claim.

In connection with the Escisión, we entered into a master transition agreement with Telmex, or the Master Agreement. Among other things, this agreement provides in general terms as follows:

The Master Agreement includes provisions intended to ensure that the purposes of the Escisión are fully achieved. Among other things, this agreement provides in general terms as follows:

•

Telmex Internacional agrees to indemnify Telmex against any loss or expense resulting from the assertion against Telmex of any liabilities or claims that were transferred to Telmex Internacional in the Escisión or that relate to the businesses transferred to Telmex Internacional in the Escisión.

•

Telmex agrees to indemnify Telmex Internacional against any loss or expense resulting from the assertion against Telmex Internacional of any liabilities or claims that were retained by Telmex in the Escisión or that relate to the businesses retained by Telmex in the Escisión.

•	Each party agrees to provide the other with information required to prepare financial statements, tax returns, regulatory filings or submissions and for other specified purposes.

•

Each party agrees to maintain the confidentiality of any information concerning the other that it obtained prior to the Escisión or that it obtains in connection with the implementation of the Escisión.

•	Each party agrees that it will not take any action that could reasonably be expected to prevent the Escisión from qualifying as tax-free under Mexican or U.S. federal tax laws.

•	Each party releases the other from certain claims arising prior to the Escisión. Telmex makes no representations concerning the assets transferred directly or indirectly in the Escisión.

Under the Master Agreement, Telmex also provided a variety of administrative services to us on an interim basis. We entered into contracts whereby Telmex continues to provide such services, including certain data processing and corporate support and administrative services, generally at cost plus a specified percentage.

In addition, from the time of the Escisión through the separate trading of our shares on June 10, 2008, Telmex carried out repurchases of its shares. These transactions reduced the number of outstanding shares of Telmex Internacional by 414 million L Shares and 1 million A Shares. The repurchase transactions did not reduce the assets of Telmex Internacional because, as contemplated in the December 21, 2007 shareholder decisions, in May 2008 the Telmex board of directors approved the transfer to us of an additional amount of P.3,572 million. We paid Telmex P.3,572 million in July 2008 in respect of these repurchases.

Ordinary-Course Transactions with Related Parties

We engage in transactions with entities that like us, are controlled, directly or indirectly, by Carlos Slim Helú and members of his immediate family. These entities include (a) Telmex and certain subsidiaries of Telmex, (b) América Móvil and its subsidiaries, (c) Grupo Carso and its subsidiaries and (d) Grupo Financiero Inbursa and its subsidiaries. In addition, we enter into transactions with our shareholder AT&T International.

We complete international traffic in Brazil, Colombia, Argentina, Chile, Peru and Ecuador from Telmex and América Móvil and their subsidiaries. Telmex completes international traffic from us in Mexico. The subsidiaries of América Móvil in Latin America and the Caribbean complete international traffic from us through their cellular networks.

In Brazil, Embratel provides telecommunications services in the same geographical markets as subsidiaries of América Móvil that operate under the brand name Claro. As a result, Embratel and América Móvil have extensive operational relationships. Embratel, as a local and long distance service provider, and Claro, as a mobile service provider, interconnect each other’s traffic and make use of each other’s networks. Embratel also transports Claro’s traffic and leases lines to Claro. Through its subsidiary, BrasilCenter, Embratel provides call center services to Claro. América Móvil also provides interconnection to its cellular network in the other countries in South America where we have operations. Additionally, in these other countries, we provide private circuits and long distance services to the subsidiaries of América Móvil.

In Mexico, we publish Telmex’s white pages telephone directories. Telmex provides us access to its customer database for use in our yellow pages directories and Telmex handles billing and collection of payments from customers advertising in our yellow pages directories. See Note 19 to our audited consolidated financial statements.

Transactions with Grupo Carso include the purchase of network construction services and materials and, in Brazil, the sale of services and the leasing of facilities to Grupo Carso. Transactions with Grupo Financiero Inbursa include financial services and insurance. In 2004, Embratel entered into a U.S.$75 million loan agreement with Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, a subsidiary of Grupo Financiero Inbursa. Embratel repaid the loan in full in 2006.

We have agreements with AT&T International that provide for AT&T International completing our international calls to the United States and for our completing AT&T International’s calls from the United States.

The terms of our ordinary-course transactions with our affiliates and with other companies that may be deemed to be under common control with us are generally similar to those on which each company does business with other, unaffiliated parties.

Transactions with our Shareholders

We pay fees to our shareholders Carso Global Telecom and AT&T International for consulting and management services, pursuant to agreements with each party. Telmex had such an agreement with each of Carso Global Telecom and AT&T International, and we reimbursed Telmex U.S.$22.5 million of the amount Telmex paid Carso Global Telecom for such services in 2008. We have entered into such agreements directly with Carso Global Telecom and AT&T Internacional for 2009, pursuant to which we paid both companies an aggregate amount of U.S.$25 million in 2009.

Item 8.	Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

Embratel

Tax Disputes

We are engaged in a significant number of ongoing disputes with the tax authorities in Brazil relating to tax assessments and other claims against Embratel. As a result, we have a substantial amount of tax-related contingencies. As of December 31, 2008, we had recorded provisions in the aggregate amount of P.420.8 million with respect to tax-related contingencies at Embratel. While we believe that our positions in these cases are well founded, there can be no assurance that we will prevail or that the amount of our provisions will be sufficient to meet any adverse judgments or penalties.

In August 2006, pursuant to an agreement among all Brazilian states, we were granted a proportional reduction of our liability for value-added goods and services tax, or ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços), including restatement penalties and surcharges, through July 2006. The agreement is applicable throughout all states and the Federal District of Brazil, but the implementation of its provisions depends on each state’s regulations. In the states in which the agreement has already been implemented, we made payments of P.5,353 million in settlement of all disputes related to this matter. With respect to the states in which the agreement has not yet been implemented, we recorded a provision of P.86 million, based on our expectation that those states will also implement the terms of the agreement.

For more information regarding our tax-related and other contingencies in Brazil, see Note 17 to our audited consolidated financial statements.

Disputes with Third Parties

We are involved in a variety of additional litigation and administrative proceedings that have arisen in the ordinary course of business. Various disputes are in an advanced stage of the litigation process, and we may lose at least some of the cases. As of December 31, 2008, we had a provision of P.811 million for unfavorable rulings in 2008, compared to P.726 million as of December 31, 2007.

DIVIDENDS

The dividends from earnings in a given year are determined at the annual general shareholders meeting of the following year and paid as determined in such meeting. In July 2008, we declared a dividend of P.0.15 per share, which we paid in equal installments of P.0.075 per share in August 2008 and November 2008. In April 2009, we declared a dividend of P.0.17 per share, which is payable in equal installments of P.0.085 per share in August 2009 and November 2009.

The declaration, amount and payment of dividends is determined by majority vote of the holders of A Shares and AA Shares, generally on the recommendation of the board of directors, and depends on our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of A Shares and AA Shares. Accordingly, we cannot assure you that we will pay dividends in the future or that we will do so on a continuous and regular basis. Our bylaws provide that holders of A Shares, AA Shares and L Shares participate on a per-share basis in dividend payments and other distributions. See “Item 10. Additional Information—Bylaws and Mexican Law—Dividend Rights.”

Item 9.	The Offer and Listing

TRADING MARKETS

The L Share ADSs, each representing 20 L Shares of Telmex Internacional, are issued by JPMorgan Chase Bank, N.A., or the Depositary, as depositary for the L Share ADSs. The L Share ADSs are traded on the New York Stock Exchange, and the L Shares are traded on the Mexican Stock Exchange and listed on the Mercado de Valores Latinoamericano (Latibex) in Madrid, Spain.

The A Share ADSs, each representing 20 A Shares of Telmex Internacional, are issued by the Depositary, as depositary for the A Share ADSs. The A Share ADSs are traded on the New York Stock Exchange, and the A Shares are traded on the Mexican Stock Exchange and listed on Latibex.

The following table sets forth, for the periods indicated, the reported high and low sales prices for the L Shares on the Mexican Stock Exchange and the reported high and low sales prices for the L Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units.

	Mexican Stock Exchange				New York Stock Exchange
	(pesos per L Share)				(U.S. dollars per L Share ADS)
	High		Low		High		Low
Quarterly highs and lows
2008:
Third quarter	P.	8.35	P.	5.89	U.S.$	15.96	U.S.$	10.67
Fourth quarter		8.21		5.20		13.45		7.31

Monthly highs and lows
2008
December	P.	8.21	P.	6.08	U.S.$	12.26	U.S.$	8.88

2009
January	P.	8.47	P.	6.10	U.S.$	12.26	U.S.$	8.76
February		7.34		5.77		10.24		7.61
March		7.41		4.98		10.28		6.43
April		7.62		6.30		11.58		8.92
May		7.79		7.10		11.90		9.92

The following table sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the reported high and low sales prices for the A Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units.

	Mexican Stock Exchange				New York Stock Exchange
	(pesos per A Share)				(U.S. dollars per A Share ADS)
	High		Low		High		Low
Quarterly highs and lows
2008:
Third quarter	P.	7.88	P.	6.40	U.S.$	15.60	U.S.$	10.50
Fourth quarter		7.80		5.52		13.98		7.15

Monthly highs and lows
2008
December	P.	7.80	P.	6.30	U.S.$	11.99	U.S.$	9.00

2009
January	P.	8.00	P.	6.50	U.S.$	12.50	U.S.$	9.27
February		7.19		6.65		10.00		7.26
March		6.90		5.25		10.01		6.30
April		7.45		6.25		11.04		8.51
May		7.35		7.00		11.60		9.62

TRADING ON THE MEXICAN STOCK EXCHANGE

The Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) located in Mexico City, is the only stock exchange in Mexico. Trading on the Mexican Stock Exchange takes place principally through automated systems, which are generally open on business days between the hours of 8:30 a.m. and 3:00 p.m., Mexico City time. Trades in securities listed on the Mexican Stock Exchange can also be effected off the exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the Telmex Internacional A Shares or the Telmex Internacional L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange outside Mexico.

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including those of Telmex Internacional, are on deposit with Indeval.

Item 10.	Additional Information

BYLAWS AND MEXICAN LAW

Set forth below is a brief summary of certain significant provisions of our bylaws. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our board of directors and its committees, see “Item 6. Directors, Senior Management and Employees.”

Organization and Register

Telmex Internacional is a sociedad anónima bursátil de capital variable organized in Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles) and the Mexican Securities Market Law. It is registered with the Public Registry of Commerce of Mexico City under the number 375,438.

Purpose

Our main corporate purpose is to create, organize, operate, acquire and participate in the capital stock or equity of any and all commercial and individual (non-commercial) entities, associations or corporations, whether industrial, commercial, service or of any other type, domestic and foreign, and to construct, install, maintain and operate telecommunications networks.

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the board of directors and the corresponding alternate directors and on the following matters:

•	the transformation of Telmex Internacional from one type of company to another;

•

any merger in which Telmex Internacional is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of Telmex Internacional (when Telmex Internacional is the surviving entity); and

•	cancellation of the registration of Telmex Internacional shares on the Mexican National Registry of Securities and any foreign stock exchange on which they are registered.

A resolution on any of the specified matters requires the affirmative vote of both a majority of all outstanding shares and a majority of the AA Shares and the A Shares voting together.

Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would affect the rights of holders of shares of such series. Additionally, holders of 20% or more of all outstanding shares would be entitled to request judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the board of directors or any other party calling for shareholder action. A negative determination could be subject to judicial challenge by an affected shareholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholders’ Meetings

General shareholders’ meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law, including, principally, amendments of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of our shares from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider other matters are ordinary meetings. The two directors elected by the holders of L Shares are elected at a special meeting of holders of L Shares. All other matters on which holders of L Shares are entitled to vote would be considered at an extraordinary general meeting. Holders of L Shares are not entitled to attend or address meetings of shareholders at which they are not entitled to vote.

A special meeting of the holders of L Shares must be held each year for the election of directors. An ordinary general meeting of the holders of AA Shares and A Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect directors and to determine the allocation of the profits of the preceding year.

The quorum for an ordinary general meeting of the AA Shares and A Shares is 50% of such shares, and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the AA Shares and A Shares present, regardless of the number of such shares. Special meetings of holders of L Shares are governed by the same rules applicable to ordinary general meetings of holders of AA Shares and A Shares. The quorum for an extraordinary general meeting at which holders of L Shares may not vote is 75% of the AA shares and A Shares, and the quorum for an extraordinary general meeting at which holders of L Shares are entitled to vote is 75% of the outstanding capital stock. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present. Whether on first or second call, actions at an extraordinary general meeting may be taken by a majority vote of the AA Shares and A Shares outstanding and, on matters which holders of L Shares are entitled to vote, a majority vote of all the capital stock.

Holders of 20% of our outstanding capital stock may have any shareholder action set aside by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or our bylaws. In addition, any holder of our capital stock may bring an action at any time within five years challenging any shareholder action. Relief under these provisions is only available to holders:

•	who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged shareholder action; and

•	whose shares were not represented when the action was taken or, if represented, were voted against it.

Shareholders’ meetings may be called by the board of directors, its chairman, co-chairman or secretary, by the committee that performs audit and corporate practices functions or its chairmen, or by a court. The board of directors or the committee that performs audit and corporate practices functions may be required to call a meeting of shareholders by the holders of 10% of the outstanding capital stock. Notice of meetings must be published in the Official Gazette or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares with us at our office in Mexico City, with a Mexican or foreign banking institution or with a Mexican exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy. The depositary for the L Share ADSs and the A Share ADSs does not satisfy this requirement, so ADS holders are not entitled to attend shareholder meetings. ADS holders must exercise their voting rights through the depositary.

Dividend Rights

At the annual ordinary general meeting of holders of AA Shares and A Shares, the board of directors submits our financial statements for the previous fiscal year, together with a report thereon by the board of directors, to the holders of AA Shares and A Shares for approval. The holders of AA Shares and A Shares, once they have approved the financial statements, determine the allocation of our net profits for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our capital stock. The remainder of net profits is available for distribution.

All shares outstanding at the time a dividend or other distribution is declared are entitled to participate in such dividend or other distribution.

Limitation on Capital Increases

Our bylaws require that any capital increase be represented by new shares of each series in proportion to the number of shares of each series outstanding.

Preemptive Rights

In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder’s existing proportionate holdings of shares of that series. Preemptive rights must be exercised within 30 calendar days following the publication of notice of the capital increase in the Official Gazette and a newspaper of general circulation in Mexico City. Under Mexican law, preemptive rights cannot be traded separately from the corresponding shares that give rise to such rights. As a result, there is no trading market for the rights in connection with a capital increase. Holders of ADSs may exercise preemptive rights only through the depositary. We are not required to take steps that may be necessary to make this possible.

Under the Mexican Securities Market Law, however, if Telmex Internacional were to increase its capital stock to effect a public offering of newly issued shares or were to resell any repurchased shares, no preemptive rights would be available to the holders of outstanding shares as a result of the issuance or resale.

Limitations on Share Ownership

Pursuant to our bylaws, non-Mexican investors are not permitted to own more than 49% of our capital stock. The A Shares and the L Shares are unrestricted. The AA Shares, however, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. A holder that acquires AA Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those AA Shares. As a consequence of these limitations, a non-Mexican investor cannot own AA Shares except through a trust that effectively neutralizes the votes of non-Mexican investors. The restrictions in our bylaws reflect provisions in the bylaws of Telmex. The restrictions in Telmex’s bylaws are derived from the Foreign Investment Law and its regulations, which are applicable to Mexican enterprises in certain economic sectors, including telephone services.

Restrictions on Certain Transactions

Our bylaws provide that any acquisition of 10% or more of our issued and outstanding shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our board of directors.

Restrictions on Deregistration in Mexico

Our shares are registered with the National Registry for Securities, as required under the Mexican Securities Market Law. If we wish to cancel our registration, or if it is cancelled by the CNBV, we will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Unless the CNBV authorizes otherwise, the offer price will be the higher of: (1) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (2) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange. If, after the public offer is concluded, there are still outstanding shares held by the general public, we will be required to create a trust for a period of six months, into which we will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public. Within the five days prior to the commencement of the public offer, after taking into account the opinion of the audit and corporate practices committee, our board of directors must publish its opinion regarding the offer price.

Tender Offer Rules

Our bylaws provide that any purchasers or group of purchasers that obtain or increase a significant participation (i.e., 30% or more) in the capital stock of the company, without conducting a previous public offer in accordance with the Mexican Securities Market Law and applicable rules issued by the CNBV, would not have the right to exercise the corporate rights of their shares, and that the company will not register such shares in the share registry book.

Other Provisions

Variable capital. We are permitted to issue shares constituting fixed and variable capital. All of our outstanding shares of capital stock constitute fixed capital. The issuance of variable-capital shares, unlike the issuance of fixed-capital shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares.

Forfeiture of shares. As required by Mexican law, our bylaws provide that “any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation.” Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder, but is not deemed to have waived any other rights he may have, including any rights under the U.S. securities laws, with respect to his investment in us. If the shareholder invokes such governmental protection in violation of this agreement, his shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

Exclusive jurisdiction. Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican federal courts.

Duration. Telmex Internacional’s existence under the bylaws is 99 years from the date of the public deed in which its incorporation is evidenced.

Purchase of our own shares. We may repurchase our shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be made in compliance with the policies established by the board of directors. The shareholders’ meeting approves the maximum amount of funds that may be used during the year for the repurchase of shares. In July 2008, the ordinary shareholders’ meeting authorized share repurchases up to P.10 billion, of which approximately P.5 billion have been used. The ordinary shareholders’ meeting held on April 29, 2009, approved up to an additional P.5 billion to be used for share repurchases, which, in addition to the approximately P.5 billion not utilized for share repurchases since July 2008, provides us with approximately P.10 billion available for share repurchases. Such funds are used for the repurchase of shares through the Mexican Stock Exchange. The economic and voting rights corresponding to repurchased shares may not be exercised during the period in which we own such shares, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders’ meeting during such period.

Conflict of interest. Shareholders with conflicting interests with Telmex Internacional with respect to a transaction are required to abstain from deliberating and voting on the specific transaction. A shareholder that votes on a specific business transaction in which its interest conflicts with Telmex Internacional’s may be liable for damages, but only if the transaction would not have been approved without its vote. A determination of conflicting interest would initially be made by the shareholder subject to judicial challenge. Mexican law does not provide extensive guidance on the criteria to be applied in making such a decision.

Appraisal rights. Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one type of company to another, any shareholder entitled to vote on such change that has voted against it may withdraw from Telmex Internacional and receive the book value attributable to its shares, provided it exercises its right within 15 days following the adjournment of the meeting at which the change was approved.

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The case law concerning fiduciary duties of directors has not been developed and has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders. Shareholders cannot challenge corporate action taken at a shareholders’ meeting unless they meet certain procedural requirements, as described above under “—Shareholders’ Meetings.” As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

Enforceability of Civil Liabilities

Telmex Internacional is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their assets are located in Brazil and Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

CERTAIN CONTRACTS

We are party to concession agreements that authorize us to provide certain telecommunications services on specific terms. These are described in “Item 4. Information on the Company.”

Our agreements with related parties are described in “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.”

EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991, and the Mexican government has allowed the peso to float freely against the U.S. dollar since December 1994.

TAXATION

The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of our L Shares, A Shares, L Share ADSs, or A Share ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell shares or ADSs.

The Convention for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion and a Protocol thereto between the United States and Mexico entered into force on January 1, 1994 and has been amended by an additional protocol that entered into force on July 3, 2003 (together, the “Tax Treaty”). The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

This discussion does not constitute, and should not be considered as, legal or tax advice to holders. This discussion is for general information purposes only and is based upon the federal tax laws of Mexico (including the Mexican Income Tax Law and the Mexican Federal Tax Code) and the United States as in effect on the date of this annual report (including the Tax Treaty), which are subject to change, and such changes may have retroactive effect. Holders of our shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of our shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Tax Considerations

The following is a general summary of the principal consequences under the Mexican Income Tax Law (Ley del Impuesto sobre la Renta) and the rules and regulations thereunder, as currently in effect, of an investment in shares or ADSs by a holder that is not a resident of Mexico and that will not hold the shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “nonresident holder”).

For purposes of Mexican taxation, the definition of residence is highly technical and residence arises in several situations. Generally, an individual is a resident of Mexico if he or she has established his or her home in Mexico or if he or she has his or her center of interests in Mexico; a corporation is considered a resident if it has established its place of effective management in Mexico. However, any determination of residence should take into account the particular situation of each person or legal entity.

If a legal entity or an individual is deemed to have a permanent establishment in Mexico for Mexican tax purposes, all income attributable to that permanent establishment will be subject to Mexican income taxes, in accordance with applicable tax laws.

This summary does not address all of the Mexican tax consequences that may be applicable to specific holders of the shares (including a holder that controls us, an investor that holds 10% or more of the shares or holders that constitute a group of persons for purposes of Mexican law). It also does not purport to be a comprehensive description of all the Mexican tax considerations that may be relevant to a decision to purchase, own or dispose of the shares. In particular, this summary does not describe any tax consequences arising under the laws of any state, locality, municipality or taxing jurisdiction other than certain federal laws of Mexico.

Tax Treaties

The Mexican Income Tax Law has established procedural requirements for a nonresident holder disposing of shares to be entitled to benefits under any of the tax treaties to which Mexico is a party. These procedural requirements include the obligation to (i) prove tax treaty residence, (ii) appoint a representative in Mexico for taxation purposes and (iii) present tax calculations prepared by authorized certified public accountants. These requirements are also applicable to provisions of the Tax Treaty that may affect the taxation of certain U.S. holders (as defined in “—U.S. Federal Income Tax Considerations”).

Payment of Dividends

Dividends, either in cash or in kind, paid with respect to our shares or ADSs will not be subject to Mexican withholding tax.

Taxation of Dispositions

Gains on the sale of shares or ADSs by a non-Mexican holder will generally not be subject to Mexican income tax, provided that the transaction is carried out through (a) the Mexican Stock Exchange, (b) other securities exchanges or markets approved by the Mexican Ministry of Finance or (c) other securities exchanges or markets with ample securities trading that are located in countries with which Mexico has entered into an income tax treaty, such as the New York Stock Exchange and Latibex.

The tax exemption described in the previous paragraph will not be applicable to pre-negotiated trades executed through the facilities of a Mexican securities exchange. The exemption also will not be applicable in the case of a person or group of persons that, directly or indirectly, holds 10% or more of the shares representing our capital stock, or that holds a controlling interest in us, if in a period of 24 months, a sale of 10% or more of our fully paid shares, or of a controlling interest in us, is carried out through one or several simultaneous or successive transactions, including those carried out through derivative instruments or other similar transactions.

For a nonresident corporation or individual that does not meet the requirements summarized above, proceeds obtained from the sale or disposition of shares will be subject to a 25% tax. Under certain circumstances, nonresident corporations and individuals, alternatively, may elect to pay a 20% tax on the gain obtained from the transaction.

Pursuant to the Tax Treaty, gains realized by a U.S. holder (as defined in “—U.S. Federal Income Tax Considerations”) eligible for the benefits of the Tax Treaty from the sale or other disposition of shares, even if the sale or disposition is not carried out under the circumstances described in the preceding paragraphs, will not be subject to Mexican income tax, provided that such U.S. holder owned less than 25% of the shares representing capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition.

Gains realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. If a corporation is a resident of a tax haven (as defined by the Mexican Income Tax Law), the applicable rate will be 40% on the gross income obtained. Non-U.S. holders should consult their own tax advisers as to their possible eligibility under such treaties.

In other cases, nonresident holders will be subject to Mexican income tax on the sale or other disposition of shares or ADSs. Such nonresident holders should consult with their own tax advisers as to how Mexican income tax would apply to their circumstances.

Other Mexican Taxes

Under certain circumstances, a nonresident holder will not be liable for estate, inheritance or similar taxes with respect to its holdings of shares or ADSs. A gratuitous transfer of shares by a nonresident holder, however, may in certain circumstances result in the imposition of Mexican tax upon the recipient. There are no Mexican stamp, issue, registration or similar taxes payable by a nonresident holder with respect to shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of shares or ADSs that may be relevant to U.S. holders. The summary applies only to U.S. holders that will hold their shares or ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of our voting shares (whether held directly or through ADSs or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their shares or ADSs on a mark-to-market basis, certain short-term holders of shares or ADSs and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

For purposes of this discussion, a “U.S. holder” is a holder or beneficial owner of shares or ADSs that is:

•	a citizen or resident of the United States of America;

•	a corporation organized under the laws of the United States of America or any state thereof; or

•	otherwise subject to U.S. federal income taxation on a net income basis with respect to the shares or ADSs.

If a partnership holds our shares or ADSs, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our shares or ADSs should consult their own tax advisers.

Each U.S. holder should consult such holder’s own tax adviser concerning the overall tax consequences to it of the ownership or disposition of shares or ADSs that may arise under foreign, state and local laws.

Treatment of ADSs

In general, a U.S. holder of ADSs will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any shares should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such shares.

Taxation of Distributions

In this discussion, we use the term “dividends” to mean distributions paid out of our current or accumulated earnings and profits with respect to our shares or ADSs. In general, the gross amount of any dividends will be subject to U.S. federal income taxation. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs, L Shares and A Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs, L Shares and A Shares will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Tax Treaty has been approved for the purposes of the qualified dividend rules. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2009 taxable year.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Dividends paid by us will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Distributions of additional shares or ADSs to U.S. holders with respect to their shares or ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Dispositions

A U.S. holder will recognize gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the U.S. holder’s basis in such shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition or, for a cash basis U.S. holder (or an electing accrual basis U.S. holder), at the exchange rate in effect on the settlement date, if the amount realized is denominated in a foreign currency). Gain or loss realized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs have been held for more than one year. The net amount of long-term capital gain recognized by an individual holder is taxed at a reduced rate. Such gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Gain, if any, realized by a U.S. holder on the sale or other disposition of the shares or ADSs will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a Mexican withholding tax is imposed on the sale or disposition of the shares or ADSs, a U.S. holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of these Mexican taxes. U.S. holders should consult their own tax advisers regarding the application of the foreign tax credit rules to their investment in, and disposition of, our shares or ADSs.

Exchange of Shares

A U.S. holder’s exchange of A Shares for L Shares will not constitute a taxable event for U.S. federal income tax purposes. An exchanging U.S. holder will have a tax basis in the L Shares equal to the basis such holder had in the exchanged A Shares. An exchanging U.S. holder’s holding period for the L Shares will include the holding period such U.S. holder had in the A Shares before such shares were exchanged.

Information Reporting and Backup Withholding

Dividends on, and proceeds from the sale or other disposition of, the shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the holder:

•	established that it is a corporation or other exempt holder; or

•

provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that it is not subject to backup withholding has occurred and otherwise complies with applicable requirements of the backup withholding rules.

The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

U.S. Tax Consequences for Non-U.S. holders

Distributions. A holder or beneficial owner of shares or ADSs that is not a U.S. holder for U.S. federal income tax purposes (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Dispositions. A non-U.S. holder of shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of shares or ADSs, unless:

•	such gain is effectively connected with the conduct by the holder of a U.S. trade or business; or

•

in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information reporting and backup withholding. Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information electronically with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make are also available to the public over the Internet at the SEC’s website at www.sec.gov and at our website at www.telmexinternacional.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.)

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to exchange rate risk and interest rate risk related to our indebtedness. Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than the currencies of the primary operating environments for each of our subsidiaries. As of December 31, 2008, indebtedness denominated in foreign currencies was P.20,122 million, of which P.13,523 million was denominated in U.S. dollars. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.14,332 million of indebtedness bearing interest at floating rates at December 31, 2008.

We use derivative instruments to minimize the impact of fluctuations in exchange rates affecting our indebtedness. We regularly assess our exposure and monitor opportunities to manage these risks. See “Item 5. Operating and Financial Review and Prospects—Risk Management.”

SENSITIVITY ANALYSIS DISCLOSURES

Exchange Rates

The potential loss in fair value of financial instruments held at December 31, 2008, that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates, taking into account our hedging transactions, would have been approximately P.1,403 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately P.125 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in local currency of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

Interest Rates

The potential loss in fair value of financial instruments (which consisted solely of indebtedness) held at December 31, 2008, that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments, taking into account our hedging transactions, would have been approximately P.112 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial liabilities held at December 31, 2008, taking into account our hedging transactions, would have resulted in additional interest expense of approximately P.85 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable.

Item 12.	Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the our registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Antonio del Valle Ruiz, the chairman of our audit and corporate practices committee and a member of our Board of Directors, qualifies as an audit committee financial expert. Mr. del Valle Ruiz, who studied accounting at the Escuela Bancaria y Comercial, acquired his expertise through his role as chief executive officer at various Mexican banks over the last 37 years. Mr. del Valle Ruiz qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law and as defined under the rules of the New York Stock Exchange and the NASDAQ Stock Market, Inc. that are applicable to foreign private issuers. See “Item 6. Directors, Senior Management and Employees—Audit and Corporate Practices Committee.”

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer, principal accounting officer, persons performing similar functions and other personnel. Our code of ethics is available on our website at www.telmexinternacional.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, our chief financial officer, our principal accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Mancera, S.C., a member practice of Ernst & Young Global, an independent, registered public accounting firm, and by other Ernst & Young Global members during the year ended December 31, 2008.

	Year ended December 31, 2008
	(thousands)
Audit fees	P.	58,477
Audit-related fees		70
Tax fees		1,293
All other fees		—

Total fees	P.	59,840

Audit fees in the above table are the aggregate fees billed in connection with the audit of our annual financial statements, the review of our interim financial statements and statutory and regulatory audits.

Audit-related fees in the above table are fees billed for services related to compliance with our debt covenants.

Tax fees in the above table are fees billed for tax compliance services.

All other fees in the above table are fees billed primarily related to review of reports on our operations to industry regulatory agencies.

Audit and Corporate Practices Committee Approval Policies and Procedures

Our audit and corporate practices committee has established policies and procedures for the engagement of our independent auditors for services. Such policies and procedures outline services that require specific approval on a case-by-case basis and general services that have been approved in advance by the audit and corporate practices committee, which include statutory and regulatory audits, tax compliance and evaluation of the security of our information technology. Prior to providing any services that require specific pre-approval, our independent auditor, together with our chief financial officer, will jointly present to the audit and corporate practices committee a request for approval of audit services, in which such persons confirm that the request complies with applicable rules.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information on L Shares purchased by our company and affiliated purchasers in 2008:

Year ended December 31, 2008	Total Number of L Shares Purchased(1)	Weighted Average Price Paid per L Share		Total Number of L Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per L Share Purchased as Part of the Share Repurchase Program		Approximate Peso Value (in Thousands) of L Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	—	P.	—	—	P.	—	P.	—
February 1-29	—		—	—		—		—
March 1-31	—		—	—		—		—
April 1-30	—		—	—		—		—
May 1-31	—		—	—		—		—
June 1-30	87,412,000		8.73	—		—		—
July 1-31	129,564,000		7.35	94,033,300		7.31		9,312,173
August 1-31	215,700,000		6.77	138,200,000		6.84		8,365,012
September 1-30	171,151,300		6.82	161,551,300		6.84		7,258,412
October 1-31	170,633,400		6.41	105,841,800		6.62		6,557,197
November 1-30	67,013,700		6.05	67,013,700		6.05		6,149,313
December 1-31	53,461,100		7.23	53,461,100		7.23		5,754,698

Total/Average	894,935,500		6.96	620,101,200		6.82

(1)	We do not repurchase our L Shares other than through the share repurchase program. An aggregate of 275 million L Shares were purchased by our affiliated purchasers in 2008. These shares were purchased in open-market transactions.
(2)	We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In July 2008 our shareholders authorized P.10 billion for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

The following table provides information on A Shares purchased by our company and affiliated purchasers in 2008:

Year ended December 31, 2008	Total Number of A Shares Purchased(1)	Weighted Average Price Paid per A Share		Total Number of A Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per A Share Purchased as Part of the Share Repurchase Program		Approximate Peso Value (in Thousands) of A Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	—	P.	—	—	P.	—	P.	—
February 1-29	—		—	—		—		—
March 1-31	—		—	—		—		—
April 1-30	—		—	—		—		—
May 1-31	—		—	—		—		—
June 1-30	—		—	—		—		—
July 1-31	17,800		6.70	17,800		6.70		9,312,173
August 1-31	335,300		6.55	335,300		6.55		8,365,012
September 1-30	229,400		6.84	229,400		6.84		7,258,412
October 1-31	101,200		6.42	101,200		6.42		6,557,197
November 1-30	360,400		6.35	360,400		6.35		6,149,313
December 1-31	1,121,800		6.98	1,121,800		6.98		5,754,698

Total/Average	2,165,900		6.77	2,165,900		6.77

(1)	No A Shares were purchased by us or our affiliated purchasers in 2008 other than through our share repurchase program.
(2)	We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. In July 2008 our shareholders authorized an additional P.10 billion for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

Item 16F.	Change in Registrant’s Certifying Account

Not applicable.

Item 16G.	Corporate Governance

The table below discloses the significant differences between our corporate governance practices and the New York Stock Exchange (NYSE) listing standards. This disclosure is also required pursuant to Section 303A.11 of the Listed Company Manual of the NYSE, is posted on our website and can be accessed at www.telmexinternacional.com.

NYSE Standards	Our Corporate Governance Practices
Director Independence. Majority of board of directors must be independent. §303A.01. “Controlled companies,” which would include our company if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.00.	Director Independence. Pursuant to the Mexican Securities Market Law and our bylaws, our shareholders are required to appoint a board of directors of no more than 21 members, 25% of whom must be independent. Certain directors are per se non-independent, including insiders, control persons, major suppliers and any relatives of such persons. In accordance with the Mexican Securities Market Law, our shareholders are required to make a determination as to the independence of our directors, though such determination may be challenged by the CNBV. There is no exemption from the independence requirement for controlled companies.

Executive Sessions. Non-management directors must meet at regularly scheduled executive sessions without management. Independent directors should meet alone in an executive session at least once a year. §303A.03.	Executive Sessions. Our independent directors have not held executive sessions without management, and under our bylaws and applicable Mexican law, they are not required to do so.

Nominating/Corporate Governance Committee. Nominating/corporate governance committee composed entirely of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04. “Controlled companies” are exempt from these requirements. §303A.00.

Nominating Committee. We currently do not have a nominating committee. We are not required to have a nominating committee. However, Mexican law requires us to have one or more committees that oversee the corporate governance function.

We have an audit and corporate practices committee, which performs corporate governance functions.

As a controlled company, we would be exempt from these requirements if we were a U.S. issuer.

Compensation Committee. Compensation committee composed entirely of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee §303A.05. “Controlled companies” are exempt from this requirement. §303A.00.

Compensation Committee. We have an audit and corporate practices committee, which assists our board of directors in evaluating and compensating our senior executives. The Mexican Securities Market Law requires that a majority of the members of the corporate practices committee of controlled companies be independent. All of the members of our audit and corporate practices committee are independent.

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

NYSE Standards	Our Corporate Governance Practices
Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act , and the more stringent requirements under the NYSE standards is required. §§303A.06 & 303A.07.	Audit and Corporate Practices Committee. We have an audit and corporate practices committee of three members. Each member of the audit and corporate practices committee qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the Exchange Act or qualifies for an exemption. Our audit and corporate practices committee operates primarily pursuant to (1) a written charter approved by our Board of Directors and (2) Mexican law. For a description of the duties of our audit and corporate practices committee, see “Item 6. Directors and Officers of Registrant—Audit and Corporate Practices Committee.”

Equity Compensation Plans. Equity compensation plans and material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03.	Equity Compensation Plans. Shareholder approval is required under Mexican law for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives. We do not have a stock option plan for our executive officers.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d).	Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval of the issuance of new equity securities.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10.	Code of Business Conduct and Ethics. We have adopted a code of ethics that applies to all our personnel, including our directors and executive officers. A copy of our code of ethics is available on our website: www.telmexinternacional.com.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b).	Conflicts of Interest. Pursuant to Mexican law, our bylaws and applicable internal guidelines, provided that the corporate practices committee of our board of directors has opined favorably, our board of directors must vote on whether or not to grant approval of certain transactions with a related party (1) that are outside the ordinary course of our business or (2) that are at non-market prices. A director with an interest in the transaction is not permitted to vote on its approval.

NYSE Standards	Our Corporate Governance Practices
Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.01 & 402.04.	Solicitation of Proxies. We are not required to distribute proxy materials to, or solicit the return of proxies from, our shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting and provides a mechanism by which shareholders can vote through a representative using a power of attorney. Under the new Mexican Securities Market Law, we have to make power of attorney forms available to shareholders at their request. Under the deposit agreements relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to vote at the shareholders’ meeting through the depositary.

PART III

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning on page F-1. We incorporate by reference into this annual report the audited consolidated financial statements of Net Serviços de Comunicação S.A.by reference to Net’s annual report on Form 20-F for the year ended December 31, 2008 (File No. 000-28860) filed on April 23, 2009.

Item 19.	Exhibits

Documents filed as exhibits to this registration statement:

1.1	Amended and restated bylaws (estatutos sociales) of Telmex Internacional, S.A.B. de C.V., dated April 29, 2009 (English translation).

2.1	Form of L Share Deposit Agreement, incorporated by reference to our registration statement on Form F-6 (File No. 333-151240) filed on May 29, 2008.

2.2	Form of A Share Deposit Agreement, incorporated by reference to our registration statement on Form F-6 (File No. 333-151242) filed on May 29, 2008.

4.1	Master Transition Agreement between Teléfonos de México, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., dated as of December 26, 2007 (English translation) (incorporated by reference to the registration statement on Form 20-F of Telmex Internacional, S.A.B. de C.V. (File No. 1-34086) filed on May 30, 2008.

4.2	Services Agreement, dated February 23, 2009 between Controladora de Servicios de Telecomunicaciones, S.A. de C.V. and Carso Global Telecom, S.A.B. de C.V. (English translation).

4.3	Service Agreement for Management and Operation, dated January 1, 2009, between Controladora de Servicios de Telecomunicaciones, S.A. de C.V. and AT&T Mexico, Inc. (English Translation).

8.1	List of significant subsidiaries of Telmex Internacional, S.A.B. de C.V.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

The exhibits do not include any instrument defining the rights of holders of long-term debt of the registrant or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed when under such instrument the total amount of securities authorized does not exceed 10% of the total assets of the registrant and its subsidiaries on a consolidated basis. The registrant agrees to furnish a copy of any such instrument to the SEC upon its request.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Telmex Internacional, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Telmex Internacional, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2008, and the consolidated statement of cash flows for the year ended December 31, 2008 and the consolidated statements of changes in financial position for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telmex Internacional, S.A.B. de C.V. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations for each of the three years in the period ended December 31, 2008, and their cash flows for the year ended December 31, 2008 and changes in their financial position for each of the two years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards which differ in certain respects from U.S. generally accepted accounting principles (see Note 19 to the consolidated financial statements).

As discussed in Note 2(y) to the consolidated financial statements, as of January 1, 2008, the Company adopted the new Mexican Financial Reporting Standards B-10, Effects of Inflation; B-15, Foreign Currency Translation; B-2, Statement of Cash Flows; D-3, Employee Benefits; and D-4, Taxes on Profits.

Mancera, S.C. A Member Practice of Ernst & Young Global

/s/ Fernando Espinosa López
C.P.C. Fernando Espinosa López

Mexico City, Mexico

June 24, 2009

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos, see Note 2c)

	December 31,
	2008		2007
Assets
Current assets:
Cash and cash equivalents	P.	7,510,575	P.	17,267,803
Accounts receivable, net (Note 3)		20,290,321		17,102,313
Related parties (Note 4)		2,465,259		1,546,466
Inventories for sale		1,976,925		1,056,733
Prepaid expenses and other current assets		2,503,554		1,629,167

Total current assets		34,746,634		38,602,482
Plant, property and equipment, net (Note 6)		58,479,225		50,493,841
Inventories for operation of the telephone plant, net		4,178,872		1,787,603
Licenses and trademarks, net (Note 7)		6,071,282		5,721,334
Equity investments (Note 5)		5,714,639		5,932,778
Deferred taxes (Note 16)		5,703,932		7,633,694
Goodwill, net (Note 5)		16,485,792		16,297,953
Other non-current assets (Note 3)		132,888		3,399,963

Total assets	P.	131,513,264	P.	129,869,648

Liabilities and Stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 8)	P.	14,727,645	P.	4,713,208
Accounts payable and accrued liabilities (Note 12)		14,182,719		17,572,257
Related parties (Note 4)		2,227,341		1,403,972
Taxes payable		264,457		1,446,192
Deferred credits (Note 11)		4,009,739		4,319,181
Employee benefits (Note 14)		1,223,828		1,027,134

Total current liabilities		36,635,729		30,481,944

Long-term debt (Note 8)		10,894,623		11,269,225
Employee benefits (Note 14)		2,285,105		2,584,223
Deferred taxes (Note 16)		1,572,557		—

Total liabilities		51,388,014		44,335,392

Stockholders’ equity (Note 15):
Capital stock		17,172,810		17,828,563
Other capital contributions		38,037,900		37,781,610
Retained earnings:
Prior years		11,518,574		13,735,687
Current year		5,535,476		6,463,834

		17,054,050		20,199,521
Accumulated other comprehensive income items (Note 2r)		5,531,032		7,082,661

Majority stockholders’ equity		77,795,792		82,892,355
Non-controlling interest		2,329,458		2,641,901

Total stockholders’ equity		80,125,250		85,534,256

Total liabilities and stockholders’ equity	P.	131,513,264	P.	129,869,648

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except earnings per share, see Note 2c)

	Year ended December 31,
	2008		2007		2006
Operating revenues:
Domestic long-distance service	P.	28,298,510	P.	27,083,640	P.	29,248,364
Corporate networks		16,757,327		15,390,235		15,481,918
Local service		10,593,515		7,873,585		5,510,535
Yellow pages		5,518,778		5,638,733		5,219,667
Internet access services		5,496,491		4,381,169		3,502,203
International long-distance service		3,294,264		3,604,967		3,785,583
Pay television		3,202,715		1,043,879		48,704
Other		2,843,141		2,743,963		2,723,394

		76,004,741		67,760,171		65,520,368

Operating costs and expenses:
Transport and interconnection		26,925,068		23,649,023		23,987,857
Cost of sales and services		12,047,733		9,802,648		8,457,364
Commercial, administrative and general expenses		19,141,283		16,207,483		21,487,843
Depreciation and amortization (Notes 6 and 7) (includes P. 7,247,610 in 2008, P. 6,285,879 in 2007 and P. 6.650,883 in 2006, not included in the cost of sales and services)		8,967,605		7,770,805		8,271,004

		67,081,689		57,429,959		62,204,068

Operating income		8,923,052		10,330,212		3,316,300

Other expense (income), net (Notes 3 and 17)		102,434		242,692		(1,906,514)
Financing cost:
Interest income		(1,265,849)		(1,216,707)		(1,166,804)
Interest expense		1,508,463		1,630,535		1,781,599
Exchange loss, net		1,878,262		3,107		713,402
Monetary (gain) loss, net		—		(140,781)		213,507

		2,120,876		276,154		1,541,704
Equity interest in net income of affiliates		190,519		689,075		577,567

Income before income tax		6,890,261		10,500,441		4,258,677
Income tax (Note 16)		1,259,333		3,486,763		1,240,988

Net income	P.	5,630,928	P.	7,013,678	P.	3,017,689

Distribution of net income:
Majority interest	P.	5,535,476	P.	6,463,834	P.	2,352,289
Non-controlling interest		95,452		549,844		665,400

	P.	5,630,928	P.	7,013,678	P.	3,017,689

Weighted average number of shares issued and outstanding (millions)		18,596		19,766		20,948

Earnings per share	P.	0.30	P.	0.33	P.	0.11

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2008, 2007 and 2006

(In thousands of Mexican pesos, see Note 2c)

	Parent investment		Capital stock		Other capital contributions		Retained earnings		Accumulated other comprehensive income items		Total majority stockholders’ equity		Non-controlling interest		Comprehensive income		Total stockholders’ equity

Balance at December 31, 2005	P.	27,466,759					P.	8,297,663	P.	10,860,020	P.	46,624,442	P.	15,273,801			P.	61,898,243
Increase in parent investments		8,153,409										8,153,409						8,153,409
Cash dividend paid to non-controlling interest in subsidiary														(423,402)				(423,402)
Acquisition of non-controlling interest								861,070		—		861,070		(12,187,494)				(11,326,424)
Non-controlling interests														7,498				7,498
Gain on dilution of investment in affiliate								374,436				374,436		33,287				407,723
Comprehensive income:
Net income of the year								2,352,289		—		2,352,289		665,400	P.	3,017,689		3,017,689
Other comprehensive income items:
Effect of translation of foreign entities										1,514,572		1,514,572		337,846		1,852,418		1,852,418
Effect of labor obligations, net of deferred taxes										(26,593)		(26,593)		—		(26,593)		(26,593)
Deficit from holding non-monetary assets, net of deferred taxes										(1,632,490)		(1,632,490)		(231,297)		(1,863,787)		(1,863,787)

Comprehensive income:															P.	2,979,727

Balance at December 31, 2006	P.	35,620,168	P.	—	P.	—	P.	11,885,458	P.	10,715,509	P.	58,221,135	P.	3,475,639	P.	—	P.	61,696,774
Increase in parent investment		19,990,005								—		19,990,005		—				19,990,005
Effect of split-up		(55,610,173)		17,828,563		37,781,610				—		—		—
Cash dividend paid to non-controlling interest in subsidiary										—		—		(122,703)				(122,703)
Acquisition of non-controlling interest								9,414		—		9,414		(388,348)				(378,934)
Gain on dilution of investment in affiliate								1,840,815		—		1,840,815		—				1,840,815
Comprehensive income:
Net income of the year								6,463,834		—		6,463,834		549,844	P.	7,013,678		7,013,678
Other comprehensive income items:
Effect of translation of foreign entities										652,182		652,182		70,482		722,664		722,664
Effect of labor obligations, net of deferred taxes										(33,610)		(33,610)		—		(33,610)		(33,610)
Deficit from holding non-monetary assets, net of deferred taxes										(4,251,420)		(4,251,420)		(943,013)		(5,194,433)		(5,194,433)

Comprehensive income															P.	2,508,299

Balance at December 31, 2007				17,828,563		37,781,610		20,199,521		7,082,661		82,892,355		2,641,901				85,534,256
Effect of adopting Mexican FRS B-10, net of deferred taxes								(2,048,626)		2,048,626								—
Effect of adopting Mexican FRS D-3										75,360		75,360						75,360
Dividend declared								(2,786,482)		—		(2,786,482)		—				(2,786,482)
Cash purchase of Company’s own shares				(655,753)		256,290		(3,845,839)		—		(4,245,302)		—				(4,245,302)
Cash dividends paid to non-controlling interest in subsidiary										—				(195,208)				(195,208)
Comprehensive income:
Net income of the year								5,535,476		—		5,535,476		95,452	P.	5,630,928		5,630,928
Other comprehensive income items:
Effect of translation of foreign entities, net of deferred taxes										(3,675,615)		(3,675,615)		(212,687)		(3,888,302)		(3,888,302)

Comprehensive income															P.	1,742,626

Balance at December 31, 2008 (Note 15)	P.	—	P.	17,172,810	P.	38,037,900	P.	17,054,050	P.	5,531,032	P.	77,795,792	P.	2,329,458			P.	80,125,250

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

(In thousands of Mexican pesos, see Note 2c)

	Year ended December 31, 2008
Operating activities
Income before income tax	P.	6,890,261
Items not requiring the use of cash:
Depreciation and amortization		8,967,605
Net period cost of labor obligations		48,611
Exchange loss, net		1,556,944
Accrued interest expense		1,508,463
Equity interest in net income of affiliates		(190,519)
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		(2,821,747)
Inventories for sale		(959,703)
Other accounts receivable and other assets		1,915,543
Decrease in:
Accounts payable and accrued liabilities		(910,213)
Other liabilities		(279,560)
Income tax paid		(1,627,237)
Benefits paid to employees		(21,810)

Net cash flow provided by operating activities		14,076,638

Investing activities
Acquisition of property, plant and equipment		(18,317,821)
Investment in intangibles		(1,510,908)
Investment in affiliated company		(200,600)
Acquisition of companies		(507,340)

Net cash flow used in investing activities		(20,536,669)

Net cash flow before financing activities		(6,460,031)

Financing activities
New loans		12,812,577
Repayment of loans		(6,583,944)
Derivative financial instruments		(528,868)
Dividends paid		(2,786,482)
Interest paid		(1,488,959)
Dividend paid to non-controlling stockholders in subsidiary		(195,208)
Repurchase of shares		(4,245,302)

Net cash flow used in financing activities		(3,016,186)

Net decrease in cash and cash equivalents		(9,476,217)
Effect of exchange rate fluctuations on cash flows		(281,011)
Cash and cash equivalents at beginning of year		17,267,803

Cash and cash equivalents at end of year	P.	7,510,575

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Changes in Financial Position

(In thousands of Mexican pesos, see Note 2c)

	Year ended December 31,
	2007		2006
Operating activities
Net income	P.	7,013,678	P.	3,017,689
Add (deduct) items not requiring the use of resources:
Depreciation		6,436,751		6,816,904
Amortization		1,334,054		1,454,100
Impairment of goodwill		—		378,100
Deferred taxes		1,430,443		(764,679)
Equity interest in net income of affiliates		(689,075)		(577,567)
Net period cost of labor obligations		145,575		168,539

		15,671,426		10,493,086
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		2,032,933		(7,285,087)
Related parties, net		(981,293)		(74,102)
Inventories for sale		(939,106)		26,168
Prepaid expenses and others		(427,157)		(398,776)
Decrease in:
Labor obligations:
Contributions to trust fund		(338)		(426)
Payments to employees		(13,184)		(11,207)
Accounts payable and accrued liabilities		(414,034)		5,134,567
Taxes payable		(408,691)		2,258,874
Deferred credits		(26,628)		223,388

Resources provided by operating activities		14,493,928		10,366,485

Financing activities
New loans		5,280,218		10,247,872
Repayment of loans		(3,771,268)		(2,480,607)
Effect of exchange rate fluctuation and variance in re-expression of debt to constant pesos		(3,816,533)		(1,185,305)
Increase in holding company investment		19,990,005		8,153,409
Cash dividend paid to non-controlling stockholders in subsidiaries		(147,979)		(423,402)

Resources provided by financing activities		17,534,443		14,311,967

Investing activities
Plant, property and equipment		(12,180,470)		(8,769,350)
Licenses and trademarks		(849,763)		(1,036,962)
Inventories for operation of the telephone plant		(623,430)		(49,463)
Subsidiaries and affiliated companies, net		(8,364,691)		(14,081,037)
Initial balance of cash investments in subsidiaries		352,276		55,308

Resources used in investing activities		(21,666,078)		(23,881,504)

Net increase in cash and cash equivalents		10,362,293		796,948
Cash and cash equivalents at beginning of year		6,905,510		6,108,562

Cash and cash equivalents at end of year	P.	17,267,803	P.	6,905,510

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

1.	Incorporation and Description of the Business

a) Incorporation

Telmex Internacional, S.A.B. de C.V. and subsidiaries (collectively the Company or Telmex Internacional) was incorporated under Mexican law on December 26, 2007 as a result of the split-up of Teléfonos de México, S.A.B. de C.V. (Telmex), at which time each of the holders of Telmex’s shares became the owner of an equal number of Telmex Internacional’s shares of the corresponding class. Carso Global Telecom, S.A.B. de C.V. holds the majority of the Company’s voting shares (73.9% as of December 31, 2008).

The split-up of the entities comprising Telmex Internacional, S.A.B. de C.V. and its subsidiaries was approved by Telmex’s stockholders at the extraordinary stockholders’ meeting held on December 21, 2007. On December 26, 2007, Telmex contributed all of the outstanding shares of Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (Telmex’s former subholding company) to Telmex Internacional. The split-up was implemented using a procedure under Mexican corporate law called escision or split-up.

All of the entities that comprise Telmex Internacional have been and shall continue operating on a stand-alone basis. Costs incurred or paid by Telmex on behalf of the split-up entities prior to the split-up were charged to each entity.

Ongoing relationships between Telmex and Telmex Internacional are limited to: i) ordinary commercial relationships arising in the normal course of business; ii) agreements relating to the execution of the split-up such as indemnification, assistance in obtaining consents, exchange of information, covenants relating to the tax treatment of the split-up and similar matters; and iii) administrative service agreements. Telmex provides us these services at a fixed price based on the specific costs plus a percentage.

Prior to its incorporation, the operations of Telmex Internacional were conducted through subsidiaries of Telmex. The accompanying financial statements for these periods are presented on a consolidated basis prepared from Telmex’s historical accounting records, and include the historical operations of the entities transferred to Telmex Internacional by Telmex in the split-up. Telmex and its subsidiaries’ net investment in Telmex Internacional and its subsidiaries have been included in these financial statements at Telmex’s cost plus its equity in the undistributed earnings or losses of the contributed entities.

b) Description of the Business

Telmex Internacional is engaged in providing a wide range of telecommunications services, including voice, data and video transmission, internet access, subscription television and integrated telecommunications solutions through its subsidiaries in Argentina, Brazil, Chile, Colombia, Ecuador, Peru and Uruguay, as well as services related to yellow pages directories in Mexico, the United States, Colombia, Argentina and Peru.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

An analysis of the principal subsidiaries and affiliated companies at December 31, 2008, 2007 and 2006 follows:

		% equity interest at December 31
Company	Country	2008		2007		2006
Subsidiaries:
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	100.0%		100.0%		100.0%
Soporte de Servicios Integrales, S.A. de C.V.	Mexico	100.0		—		—
Latam Servicios Integrales, S.A. de C.V.	Mexico	100.0		—		—
Soporte Comercial de Latam Negocios, S.A. de C.V.	Mexico	100.0		—		—
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0		100.0		100.0
Sección Amarilla USA, LLC	U.S.A.	80.0		80.0		80.0
Embratel Participações, S.A. (Embrapar)	Brazil	98.0	(1)	98.0	(1)	97.0	(1)
Empresa Brasileira de Telecomunicações S.A. (Embratel)	Brazil	97.2		97.0		96.0
Star One, S.A.	Brazil	77.8		77.6		76.8
Primesys Soluçoes Empresariais, S.A.	Brazil	97.2		97.0		96.0
Vésper S.A.	Brazil	—	(2)	97.0		96.0
Vésper São Paulo, S.A.	Brazil	—	(2)	97.0		96.0
Telmex do Brasil Ltda.	Brazil	98.0		98.0		97.0
Metrored Holdings, S.R.L. (formerly MetroRed Telecomunicaciones S.R.L.)	Argentina	95.7		95.0		99.3
Telmex Argentina, S.A.	Argentina	96.4	(3)	95.3	(3)	99.3	(3)
Ertach, S.A.	Argentina	96.8	(4)	95.1	(4)	—
Telmex Chile Holding, S.A.	Chile	100.0		100.0		100.0
Telmex Corp S.A. (formerly Chilesat Corp S.A.)	Chile	99.7		99.7		99.7
Telmex TV, S.A.	Chile	100.0		100.0		—
Telmex Colombia, S.A.	Colombia	100.0		100.0		100.0
Superview Telecomunicaciones, S.A.	Colombia	99.6		99.6		99.6
Telmex Hogar, S.A.	Colombia	100.0		100.0		—
Network and Operation, S.A.	Colombia	100.0		100.0		—
The Now Operation, S.A.	Colombia	100.0		100.0		—
Megacanales, S.A.	Colombia	100.0		100.0		—
Cablecaribe, S.A.	Colombia	100.0		100.0		—
New Dinamic Company, S.A.	Colombia	100.0		—		—
Telmex Perú, S.A.	Peru	100.0		100.0		100.0
Boga Comunicaciones, S.A.	Peru	—	(5)	100.0		—
Ecuadortelecom, S.A. (Ecutel)	Ecuador	100.0		100.0		—
Telstar, S.A.	Uruguay	100.0		100.0		100.0
Affiliated companies:
Net Serviços de Comunicação S.A. (Net)	Brazil	34.6	%(6)	34.4	%(6)	38.6	%(6)

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

(1)	At December 31, 2008 and 2007, the Company holds 98.1% of the controlling shares of this subsidiary (98.0% in 2006).

(2)	On February 29, 2008, these companies were merged into Embratel.

(3)	Corresponds to the indirect equity interest of Telmex Internacional in Telmex Argentina; the direct equity interest of Metrored Holdings, S.R.L. and Controladora de Servicios de Telecomunicaciones, S.A. de C.V. in Telmex Argentina is 100%.

(4)	Corresponds to the indirect equity interest of Telmex Internacional in Ertach; the direct equity interest of Metrored Holdings, S.R.L. and Controladora de Servicios de Telecomunicaciones, S.A. de C.V. in Ertach is 100%.

(5)	On February 1, 2008, this company was merged into Telmex Perú.

(6)	Corresponds to the direct and indirect equity interest of Telmex Internacional in Net; the direct and indirect equity interest of Embratel Participações S.A. in Net at December 31, 2008 is 35.3% (35.1% in 2007).

Revenues are obtained primarily from telecommunications services, which are comprised of local telephone services, domestic and international long-distance services, as well as the interconnection of domestic long-distance operators’, cellular telephone companies’ and local service operators’ networks with the Telmex Internacional local network and data transmission to corporate networks, internet access, cable and satellite television and published and on-line telephone directories. Other revenues are obtained from the sale of telephone equipment.

Empresa Brasileira de Telecomunicações S.A. (Embratel) is the Company’s most significant subsidiary. Embratel provides domestic and international long-distance services, data transmission and other services, and through its subsidiary Star One S.A. (Star One), it provides satellite services. Both companies operate under two separate concessions granted by the Brazilian federal government via the Brazilian Telecommunications Agency (ANATEL).

Under the terms of telecommunications concessions in Brazil for domestic and international long-distance services starting January 1, 2006, Embratel obtained from the Federal Government a renewal for a 20-year term concession. The cost of this license is based on 2% of the total annual revenues from switched telephone service of the year prior to when the license payment is due, net of taxes and social contributions, and is paid on a bi-annual basis. For the years ended December 31, 2008, 2007 and 2006, the cost was P. 282,314 , P. 251,364 and P. 273,361 , respectively, and is included in cost of sales and services The satellite licenses are in force through December 31, 2025, and the related license costs are paid by Star One based on a fixed annual payment of approximately
P. 10.6 million. Both concessions may be renewed upon expiration.

Additionally, Telmex Internacional, in other countries, has authorization, licenses, permits and concessions (hereinafter collectively referred to as “licenses”) to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (long distance, fixed-line telephony, satellite service and cable television) in the countries in which the Company has presence, except for in the U.S. These licenses will expire on various dates between the years 2009 and 2025.

Some of these licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on the number of channels in operation.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

On June 24, 2009, the Company’s Audit Committee, Chief Executive Officer, General Counsel and Chief Financial Officer authorized the issuance of the accompanying consolidated financial statements and these notes as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008.

2.	Significant Accounting Policies

The principal accounting policies followed by the Company in the preparation of the financial statements, which are in conformity with Mexican Financial Reporting Standards (Mexican FRS), are described below:

a) Basis of consolidation and equity method

The consolidated financial statements include the accounts of Telmex Internacional, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. The financial statements of the subsidiaries have been prepared for the same reporting period and following the same accounting policies as those of the Company. All companies operate in the telecommunications sector or provide services to companies operating in this sector.

Subsidiaries are fully consolidated from the month following the date of acquisition, and cease to be consolidated when the Company no longer has control over the subsidiary.

The equity method of accounting is used for investments in affiliated companies over which the Company exercises significant influence. This accounting method consists basically of recognizing the Company’s proportional share in the net income and the stockholders’ equity of the investee after their conversion to Mexican Financial Reporting Standards (see Note 5).

The gains and losses arising from issuances by investees of its own stock are recognized in stockholders’ equity.

All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. Non-controlling interest refers to certain subsidiaries in which the Company does not hold 100% of the outstanding shares.

b) Translation of financial statements of foreign subsidiaries and affiliates

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

Beginning January 1, 2008, the financial statements of subsidiaries and affiliates abroad are converted to conform to Mexican Financial Reporting Standards in their functional currency, and subsequently translated into the reporting currency. Since none of the Company’s subsidiaries or affiliates operates in an inflationary environment, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in their functional currency are translated as follows:

i) all assets and liabilities are translated at the prevailing exchange rate at year-end;

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

ii) stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii) revenues, costs and expenses are translated at historical exchange rates;

iv) the difference resulting from the translation process is called Effect of translation of foreign entities and is included in stockholders’ equity as part of the caption Accumulated other comprehensive income items; and

v) the statement of cash flows was translated using the weighted average exchange rate and the effect of exchange rate changes on cash balances is separately presented in the statement of cash flows under the caption Effect of exchange rate fluctuations on cash flows.

Through December 31, 2007, the financial statements as reported by the foreign subsidiaries were converted to conform to Mexican Financial Reporting Standards in the local currency, and subsequently restated to constant monetary values based on the inflation rate of the country in which the subsidiary operates.

Once the financial information of foreign subsidiaries and affiliates was expressed in each country’s currency in constant monetary values as of December 31, 2007, the financial statements were translated into Mexican pesos as follows:

i) all assets and liabilities were translated at the prevailing exchange rate at year-end;

ii) stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii) income statement amounts were translated at the prevailing exchange rate at the end of the year being reported on;

iv) exchange rate variances and effect of intercompany monetary items were recorded in the consolidated statements of income; and

v) the difference resulting from the translation process is called Effect of translation of foreign entities and was included in stockholders’ equity as part of the caption Accumulated other comprehensive income items.

The statements of changes in financial position for the years ended December 31, 2007 and 2006 were prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are considered cash items requiring the use of resources.

c) Recognition of the effects of inflation on financial information

Mexican FRS B-10, Effects of Inflation, which became effective on January 1, 2008, requires that once it has been confirmed that the economic environment in which the Company operates has changed from inflationary to non-inflationary as of the beginning of the period, the Company should cease to recognize the effects of inflation. The Company currently operates in a “non-inflationary economic environment”.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

However, even though the economic environment in 2007 qualified as being non-inflationary, Mexican accounting Bulletin
B-10, Accounting Recognition of the Effects of Inflation on Financial Information, was still effective. Accordingly, the financial statements for the year ended December 31, 2007 and 2006 are presented in Mexican pesos with purchasing power at December 31, 2007, while the 2008 financial statements are expressed in nominal pesos, except for those non-monetary items that include inflation effects at December 31, 2007. Subsequent additions are recognized at historical cost.

Capital stock, premium on sale of shares and retained earnings were restated for inflation through December 31, 2007 based on the Mexican National Consumer Price Index (NCPI).

Through December 31, 2007, the deficit from re-expression of stockholders’ equity consists of the accumulated monetary position loss of the Mexican subsidiaries at the time the provisions of Bulletin B-10 were first applied, and of the result from holding non-monetary assets, which represents the difference between re-expression by the specific indexation method and re-expression based on the NCPI. At December 31, 2007, this item is included in stockholders’ equity under the “Accumulated other comprehensive income items” caption. In conformity with Mexican FRS B-10, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10, was reclassified to retained earnings.

The net monetary position gain (loss) shown in the 2007 and 2006 income statement represents the effect of inflation on monetary assets and liabilities and is included as part of the caption “Financing cost”.

d) Recognition of revenues

Revenues are recognized at the time services are provided. Local service revenues are related to new-line installation charges, monthly service fees, and other service charges to subscribers.

Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used, which are billed monthly based on the rates authorized by the relevant regulatory bodies of each country. Revenues from international long-distance service also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

Revenues and expenses resulting from the sale of advertising in the telephone directory are recognized ratably over the period the directory is in circulation, typically twelve months. Revenues from the sale of equipment are recorded when products are delivered.

Subscription television revenue includes fees from the subscription service, connection fees, and pay-per-view services. Revenue is recorded in the month the services are provided.

e) Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions. Actual results could differ from these estimates.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

f) Cash and cash equivalents

Cash and cash equivalents consist principally of bank deposits and highly liquid investments with original maturities of less than 90 days. Such investments are stated at acquisition cost plus accrued interest, which is similar to their market value.

g) Derivative financial instruments and hedging activities

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. In order to reduce the risks due to exchange rate fluctuations, the Company utilizes currency swaps to fix exchange rates to the liabilities being hedged; however, pursuant to Mexican FRS the Company does not apply hedge accounting rules to its derivative financial instruments.

Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions with which the Company has entered into the related agreements. The Company uses the fair values obtained from the financial institutions, as a reference to establish the basis for recognition of the derivative instruments. Changes in the fair value of derivatives are recognized in the income statement.

h) Allowance for doubtful accounts

The allowance for doubtful accounts is computed using a statistical analysis based on the Company’s past experience, current delinquencies and economic trends. With respect to accounts due from operators, the Company makes individual estimates that reflect its evaluation of pending disputes over amounts owed.

The risk of uncollectibility from intercompany receivables is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

i) Inventories

Inventories for sale are valued using the average cost method and, through December 31, 2007, they were restated for inflation based on the National Consumer Price Index of each country. The carrying value of inventories is not in excess of their net realizable value.

Inventories for the operation of the telephone plant are valued using the average cost method and, through December 31, 2007, were restated for inflation on the basis of specific indexes. The carrying value of inventories is not in excess of their net realizable value.

j) Plant, property and equipment

Beginning January 1, 2008 plant, property and equipment are recorded at acquisition cost. Through December 31, 2007, plant, property and equipment acquired abroad were initially recorded at acquisition cost and were then restated for inflation based on the NCPI of each country, and acquisitions of imported telephone plant were restated based on the rate of inflation of its country of origin and the prevailing exchange rate at the balance sheet date.

At December 31, 2007, approximately 74% of the value of the plant, property and equipment has been restated for inflation using specific indexation factors.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Depreciation is computed on the assets’ carrying values using the straight-line method, based on the estimated useful lives of the related assets (see note 6).

The carrying value of plant, property, plant and equipment is reviewed whenever there are indicators of impairment in the carrying value of such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows) is less than the asset’s net carrying amount, the difference is recognized as an impairment loss.

For the years ended December 31, 2008, 2007 and 2006, there were no indicators of impairment in the Company’s Plant, property and equipment.

The Company has not capitalized any financing costs since it has no significant qualifying assets with prolonged acquisition periods.

k) Leases

Lease agreements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is basically the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is basically the same as the market value of the leased asset, net of any future benefit or residual value.

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rent expense is charged to results of operations when incurred.

l) Licenses and trademarks

The Company recognizes licenses at acquisition cost. Through December 31, 2007, licenses were restated based on the rate of inflation of each country. The amortization period is based on the terms of the licenses, which range from 5 to 29 years (see Note 7).

The Company recognizes trademarks at their estimated fair values at the time of their acquisition. Through December 31, 2007, trademarks were restated based on the rate of inflation of each country. The amortization is calculated using the straight-line method over periods ranging from one to ten years (see Note 7).

The carrying value of intangible assets with defined useful lives is reviewed whenever there are indications of impairment in the value of such assets. When there are indications of impairment in the value of intangible assets, the related loss is determined based on the recoverable values of the related assets, which is defined as the higher of the asset’s net selling price or its value in use computed based on discounted cash flows. When the net carrying amount of an asset exceeds its recoverable value, the difference is recognized as an impairment loss.

Intangible assets with indefinite useful lives, including those that are not yet available for use, and intangible assets with defined useful lives whose amortization period exceeds 20 years from the date they were available for use, are tested for impairment at the end of each year.

During the years ended December 31, 2008, 2007 and 2006, no impairment losses in the carrying amount of licenses and trademarks have been recognized.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

m) Business acquisitions and goodwill

Business acquisitions are recorded using the acquisition method. The acquisition of non-controlling interests is considered a transaction between entities under common control and any difference between the purchase price and the book value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the acquisition cost and the fair value of the net assets acquired at the purchase date. Goodwill is not amortized; however, it is subject to annual impairment tests, or whenever there are indicators of impairment, and adjusted for any impairment loss that may be determined (see Note 5).

Impairment losses are recognized when the carrying amount of goodwill exceeds its recoverable value. Telmex Internacional determines the recoverable value of goodwill based on its perpetuity value, which is computed by dividing the average excess in the value in use of the cash generating unit where the goodwill is identified, by the average of the appropriate discount rates used in the determination of the present value of cash flows from the cash generating unit.

In 2006, the Company recognized an impairment loss of P. 378,100, which is included in the caption of Other expenses, net in the income statement. No impairment losses were recognized in 2007 and 2008.

n) Provisions

Accrued liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected future disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. When discounting is used, an increase in the liability is recognized as a finance expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

o) Employee benefits

The cost of pension benefits, seniority premiums, the medical assistance plan and termination payments (severance) are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 14).

Contributions by the Company to the defined contribution plan are recognized as an expense, in accordance with new Bulletin Mexican FRS D-3, Employee Benefits for 2008 and with Bulletin D-3, Labor Obligations for 2007 and prior years.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

As of January 1, 2008, the Company adopted Mexican MFRS D-3 Employee Benefits, replaced Mexican accounting bulleting
D-3, Labor Obligations. As a result of the NIF D-3 adoption, the transition liability for labor obligations at December 31, 2007 is being amortized over a maximum period of five years. Prior to December 31, 2007, the transition liability was being amortized using the straight-line method over the estimated remaining working lifetime of Telmex Internacional’s employees. (12 years). Past costs and actuarial gains and losses are being amortized over the estimated average remaining working lifetime of Company employees (12 years).

The Company recognizes an accrual for the costs of paid absences, such as vacation time, based on the accrual method.

p) Employee profit sharing

Current-year and deferred employee profit sharing is included in Other expenses, net in the income statement rather than as part of income taxes.

Beginning January 1, 2008, in connection with the adoption of Mexican FRS D-3, Employee Benefits, the Company recognizes deferred employee profit sharing using the asset and liability method. Under this method, deferred profit sharing is computed by applying the 10% rate to all differences between the book and tax values of all assets and liabilities. The Company periodically evaluates the possibility of recovering deferred employee profit sharing assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

Through December 31, 2007, deferred employee profit sharing was recognized only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes, only when there was indication that the related liability or asset would be realized in the future.

q) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are valued at the prevailing exchange rate at the latest balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated assets and liabilities are settled, as well as those arising from the conversion of foreign currency denominated balances at the balance sheet date, are charged or credited to results of operations.

See Note 13 for the Company’s consolidated foreign currency position as of December 31, 2008 and 2007, and the exchange rates used to translate foreign currency denominated balances.

r) Comprehensive income

Comprehensive income consists of the net income for the year, the effects of the translation of the financial statements of foreign entities, the changes in the result from holding non-monetary assets (prior to 2008), the effect of labor obligations and the deferred taxes related to those items.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Accumulated other comprehensive income items as of December 31, 2008, 2007 and 2006, are comprised of the following:

	2008		2007		2006
Deficit from re-expression of stockholders’ equity	P.	—	P.	(2,222,177)	P.	1,969,633
Effect of translation of foreign entities		7,707,843		9,206,647		8,554,465
Deferred taxes		(2,176,811)		173,551		233,161
Labor obligations		—		(75,360)		(41,750)

	P.	5,531,032	P.	7,082,661	P.	10,715,509

s) Income taxes

Deferred taxes on profits are recognized on all differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.

As a result of the adoption of Mexican FRS B-10, as of January 1, 2008 the financial statements amounts are no longer adjusted for the effects of inflation. However, for income tax purposes the Company continues to recognize the impact of inflation on its reported taxable income as required by current Mexican tax legislation, as well as for determining its deferred income taxes.

The Company periodically evaluates the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

t) Income statement presentation

Costs and expenses shown in the Company’s income statement are presented on a combined basis between their nature and function, in accordance with industry practice since such classification allows for an appropriate evaluation of gross profit and operating margins.

The “Operating income” caption is shown in the income statement since it is an important indicator used for evaluating the Company’s operating results.

u) Earnings per share

Earnings per share are determined by dividing net income by the weighted-average number of shares outstanding during the year. In determining the weighted-average number of shares outstanding during the year, shares repurchased by the Company have been excluded.

For the year ended December 31, 2007 and 2006, earnings per share have been determined by dividing net income by the weighted average number of Telmex’s outstanding shares, since the split-up ratio was 1:1.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

v) Concentration of risk

The Company’s principal financial instruments consist of bank loans, derivative financial instruments, capital leases and accounts payable. The Company has other financial assets, such as accounts receivable and short-term deposits, that are directly related to its business.

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company performs sensitivity analyses to measure potential losses in its operating results based on a theoretical increase of 100 basis points in interest rates and a 10% change in exchange rates. The Board of Directors approves the risk management policies that are proposed by the Company’s management.

Credit risk represents the potential loss from the failure of counterparties to completely comply with its contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. In order to reduce the risks related to fluctuations in exchange rates, the Company uses derivative financial instruments.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, debt and derivative financial instruments. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions located in different geographical areas.

The credit risk in accounts receivable is diversified because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the creditworthiness of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the Company’s collection cycles deteriorate significantly, its results of operations could be adversely affected.

A portion of excess cash is invested in time deposits in financial institutions with strong credit ratings, and is therefore exposed to risk related to the viability of such financial institutions.

The Company operates internationally and is therefore exposed to market risks related to fluctuations in exchange rates.

The Company depends upon various key suppliers and vendors and accordingly, if any of these suppliers fail to provide the Company with services or equipment on a timely and cost effective basis, the Company’s business and results of operations could be adversely affected.

w) Segment information

Segment information is prepared based on information used by the Company in its decision-making processes, based on the geographical areas in which it operates (see Note 18).

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

x) Reclassifications

Certain captions shown in the 2007 financial statements as originally issued have been reclassified for uniformity of presentation with the 2008 financial statements. An analysis of the effects of such reclassifications is as follows:

		As originally issued 2007		Reclassification		As reclassified 2007
Assets
Current assets:
Accounts receivable, net	(1)(2)	P.	18,059,882	P.	(957,569)	P.	17,102,313
Related party receivables	(2)		—		1,546,466		1,546,466
Liabilities
Current liabilities:
Accounts payable and accrued liabilities	(1)(2)(3)		19,986,593		(2,414,336)		17,572,257
Related parties	(2)		—		1,403,972		1,403,972
Taxes payable	(1)		874,065		572,127		1,446,192
Employee benefits	(3)		—		1,027,134		1,027,134

(1)	Reclassification to Taxes payable

(2)	Reclassification to Related parties

(3)	Reclassification to Employee benefits

y) New accounting pronouncements

i) Following is a discussion of the new accounting pronouncements issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or “CINIF”) that became effective on January 1, 2008 and that affected the Company’s accounting policies:

Mexican FRS B-2, Statement of Cash Flows

Mexican FRS B-2 replaced Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. Accordingly, the statement of cash flows substituted the statement of changes in financial position. The main differences between both statements lie in the fact that the statement of cash flows shows the entity’s cash inflows and outflows during the period, while the statement of changes in financial position shows the changes in the entity’s financial structure. Also, the statement of cash flows presents first income before income taxes, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

As required under the transitory paragraphs of Mexican FRS B-2, the statement of cash flows is presented for the year ended December 31, 2008, which was prepared using the indirect method; and statements of changes in financial position are presented for the years ended December 31, 2007 and 2006.

Mexican FRS B-10, Effects of Inflation

Mexican FRS B-10 superseded Mexican accounting Bulletin B-10, Accounting Recognition for the Effects of Inflation on Financial Information. Mexican FRS B-10 defines the two economic environments that will be the basis on which to determine whether or not entities must recognize the effects of inflation on their financial information: i) inflationary, when cumulative inflation in the preceding three fiscal years is equal to or greater than 26%; and ii) non-inflationary, when cumulative inflation for the preceding three fiscal years is less than the aforementioned 26%. This standard requires that the effects of inflation on financial information must be recognized only when entities operate in an inflationary environment. Mexican FRS B-10 abolishes the use of the specific-indexation method for the valuation of imported fixed assets and the replacement-cost method for the valuation of

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

inventories. Consequently, the result from holding non-monetary assets included in the excess (deficit) from the re-expression of stockholders’ equity must be identified with the assets giving rise to them. As it was not possible to identify such assets, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10 amounted to P. (2,048,626), net of deferred taxes, and were reclassified from accumulated other comprehensive income to retained earnings in stockholders’ equity. The Company found it impracticable to quantify the effects of inflation and the result from holding non-monetary assets in the 2008 income statement.

The effect of the adoption of this standard on the Company’s 2008 financial statements was to cease recognizing the effects of inflation on its financial information and to reclassify the total amount of the result from holding non-monetary assets, net of deferred taxes, and the accumulated monetary position loss to retained earnings.

Mexican FRS B-15, Foreign Currency Translation, and Interpretation of Mexican FRS 15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations

Mexican FRS B-15 replaced the previous Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, incorporating the concepts of recording currency, functional currency and reporting currency, and eliminates the concepts of integrated foreign operations and foreign entity established in Mexican accounting Bulletin
B-15. This standard also establishes new procedures for translating financial information of a company’s foreign operations from its recording currency to its functional currency, and from the functional currency to the reporting currency. The application of the changes related to this standard resulted in a decrease in the translation of foreign entities for 2008 of approximately P. 410,000.

The application of FRS B-15 is prospective; therefore, the financial statements from prior years have not been restated.

Mexican FRS D-3, Employee Benefits

Mexican FRS D-3, Employee Benefits, replaced Mexican accounting Bulletin D-3, Labor Obligations. The most significant changes contained in Mexican FRS D-3 are as follows: i) shorter periods for the amortization of unamortized items, with the option to credit or charge actuarial gains or losses directly to results of operations, as they are incurred; ii) elimination of the recognition of the additional minimum pension liability and the related recognition of an other intangible asset and comprehensive income item.

The scope of this standard includes the accounting treatment of employee profit sharing and requires the use of the asset and liability method in the computation of deferred income taxes to determine the deferred employee profit sharing asset or liability, as well as its effect on results of operations. This standard also establishes that the initial effect of recognizing deferred employee profit sharing is to be presented as an adjustment to retained earnings, unless it is related to other comprehensive income items not yet reclassified to income. Current-year and deferred employee profit sharing are recognized in Other expenses, net in the income statement.

The application of this standard is prospective; therefore, the financial statements from prior years have not been restated. The effects of adopting Mexican FRS D-3 were not significant.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Mexican FRS D-4, Taxes on Profits

Mexican FRS D-4 replaced Mexican accounting Bulletin D-4, Accounting for Income Tax, Asset Tax and Employee Profit Sharing. The most significant changes included in this new standard with respect to Mexican accounting Bulletin D-4 are as follows: i) the concept of permanent differences is eliminated, since the use of the asset and liability method established in the new standard requires the recognition of deferred taxes on all differences in balance sheet accounts for financial and tax reporting purposes, regardless of whether they are permanent or temporary; ii) current-year and deferred employee profit sharing is excluded from this standard as it is now addressed by Mexican FRS D-3; iii) asset tax is required to be recognized as a tax credit and, consequently, as a deferred income tax asset only in those cases in which there is certainty as to its future realization; and iv) the cumulative effect of adopting the prior Mexican accounting Bulletin D-4 must be reclassified to retained earnings, unless it is identified with items recognized in stockholders’ equity that are included in accumulated other comprehensive income items not yet reclassified to income.

The adoption of Mexican FRS D-4 resulted in the inclusion of the accumulated foreign currency translation effect as part of the determination of the deferred taxes (see Note 19).

ii) The most important new accounting pronouncements that will become effective on January 1, 2009, and that could affect the Company’s accounting policies, are as follows:

Mexican FRS B-7, Business Combinations

In December 2008, the CINIF issued Mexican FRS B-7, which became effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-7 replaces Mexican accounting Bulletin B-7, Business Combinations.

Both Mexican FRS B-7 and Mexican accounting Bulletin B-7 require the application of the purchase method for the recognition of business combinations. However, unlike Mexican accounting Bulletin B-7, this new standard: (i) requires that the total net assets acquired and consideration paid to be valued at fair value; and (ii) requires that all of the costs incurred in a business combination be recognized in the operating results of the acquiring entity.

In certain cases, this standard allows transactions between entities under common control to be treated as business combinations, unlike Mexican accounting Bulletin B-7, which required such transactions, without exceptions, to be stated at book value. Regarding business combinations carried out in stages, this standard also clarifies that the values recognized in the balance sheet of the buyer for its investment, net of any depreciation, amortization or impairment adjustments, are to be considered as part of the consideration paid (and not at their fair value), when determining goodwill at the time control is acquired over the investee.

The Company is evaluating the effect of the new accounting pronouncement.

Mexican FRS B-8, Consolidated and Combined Financial Statements

In November 2008, the CINIF issued Mexican FRS B-8, which is effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-7 replaces Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Mexican FRS B-8 establishes the overall guidelines for preparing and presenting consolidated or combined financial statements, and transfers the guidance related to accounting for long-term equity investments to Mexican FRS C-7.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Unlike Mexican accounting Bulletin B-8, Mexican FRS B-8 does not require sub-holding companies to present consolidated financial statements under certain circumstances. In such cases, the investments in subsidiaries of these intermediary holding companies are accounted for using the equity method.

This standard establishes that to determine the existence of control, the Company must consider any potential voting rights held that could be exercised or converted, regardless of management’s intention and ability to exercise them.

This standard includes guidelines for the accounting treatment of special purpose entities and, upon adoption, abolishes the supplementary application of International Financial Reporting Standards SIC 12, Consolidation – Special Purpose Entities. Mexican FRS B-8 establishes that specific purpose entities over which the Company exercises control must be consolidated.

Mexican FRS B-8 establishes that changes in equity interest that do not cause loss of control must be recognized as transactions between stockholders; therefore, any difference between the book value of the equity investment sold or acquired and the value of the consideration paid must be recognized in stockholders’ equity.

The Company is evaluating the effect of this new pronouncement.

Mexican FRS C-7, Investments in Affiliates and Other Permanent Investments

In November 2008, the CINIF issued Mexican FRS C-7, which became effective for fiscal years beginning on or after January 1, 2009. The purpose of this standard is to establish guidelines for the accounting recognition of investments in affiliated companies, as well as for the accounting recognition of investments in associated companies, as well as for the recognition of any other permanent investments through which the reporting entity does not have control, joint control or exercise significant influence.

Unlike Mexican accounting Bulletin B-8, this standard establishes that there is significant influence when an entity holds 10% or more of the voting shares in an entity that is listed on a stock exchange, or when it holds 25% or more of the voting shares in an entity not listed on a stock exchange. Mexican FRS C-7 also provides the guidelines for determining the existence of significant influence in the case of special purpose entities (SPE).

In identifying the existence of significant influence, both Mexican FRS B-8 and this standard require consideration of any potential voting rights held by the entity that might be exercised or converted, regardless of management’s actual intention and financial capacity to exercise such rights.

Investments in an affiliated company or an equity interest in an SPE over which the reporting entity exercises significant influence must be initially recognized at fair value, determined at the time of acquisition, and subsequently by applying the equity method of accounting. To apply the equity method, unlike Mexican accounting Bulletin B-8, the financial statements of the affiliated company must be prepared in conformity with Mexican Financial Reporting Standards.

This standard also establishes the guidelines for the recognition of losses incurred by affiliated companies, since Mexican accounting Bulletin B-8 did not address this issue.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

This standard establishes that the investment in the affiliated company must be tested for impairment when indicators of impairment exists and modifies Mexican accounting Bulletin C-15, Impairment in the Value of Long-lived Assets, by establishing that the impairment of investments in affiliated companies must be presented as part of the caption Equity interest in net income of unconsolidated subsidiaries and affiliates. The Company expects that this standard will not have a material impact on its financial position and results of operations.

Mexican FRS C-8, Intangible Assets

Mexican FRS C-8 will replace Mexican accounting Bulletin C-8, Intangible Assets and will become effective for fiscal years beginning on or after January 1, 2009.

Unlike Mexican accounting Bulletin C-8, this standard establishes that separability is not the only condition necessary to determine that an intangible asset is identifiable. Mexican FRS C-8 also provides additional guidance on the accounting recognition of intangible assets acquired through exchange transactions.

Finally, Mexican FRS C-8 establishes the accounting treatment for disposals of intangible assets resulting from sale, abandonment or exchange. The Company expects that this standard will not have a material impact on its financial position and results of operations.

3.	Accounts Receivable

a) An analysis of accounts receivable at December 31, 2008 and 2007 is as follows:

	2008		2007
Customers	P.	18,663,948	P.	17,729,726
Link-up services		672,019		477,544
Recoverable taxes		1,764,660		1,048,660
Derivative financial instruments (Note 10)		1,025,013		—
Other		2,868,303		2,366,640

		24,993,943		21,622,570
Less:
Allowance for doubtful accounts		4,703,622		4,520,257

Net	P.	20,290,321	P.	17,102,313

b) An analysis of activity in the allowance for doubtful accounts during the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008		2007		2006
Beginning balance at January 1	P.	4,520,257	P.	4,661,878	P.	8,092,377
Effect of acquired companies		26,048		63,754		392
Increase charged to expenses		2,702,855		2,684,271		2,990,578
Translation and monetary effects		(320,704)		(315,900)		(6,190,758)
Applications to the allowance		(2,224,834)		(2,573,746)		(230,711)

Ending balance at December 31	P.	4,703,622	P.	4,520,257	P.	4,661,878

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

c) Long-term accounts receivable

On November 28, 2006, Embratel obtained a favorable ruling in proceedings to recover income tax (IRPJ) and social contributions (CSLL) paid on inflationary gains reported from 1990 to 1994. As a consequence, Embratel recorded a gain of
P. 3,951,679 (R$604,790) (included in Other expenses, net) for the year ended December 31, 2006. At December 31, 2007, the amount yet to be recovered from this favorable ruling was P. 3,241,420, which was included in the balance sheet under the Other non-current assets caption as a long-term receivable because collection was expected in 2009. On March 31, 2008, Embratel recovered this amount related to the favorable ruling and settled its income tax contingency relating to incoming international traffic from 1996 and 1997.

4.	Related Parties

The companies mentioned in this note are considered to be related parties, since the Company’s main stockholders are also either direct or indirect stockholders in such companies.

a) An analysis of balances due from/to related parties at December 31, 2008 and 2007 is as follows:

	2008		2007
Due from:
Affiliates:
América Móvil, S.A.B. de C.V. (América Móvil)	P.	992,805	P.	781,132
Net Serviços de Comunicação S.A. (Net)		1,216,397		513,631
Teléfonos de México, S.A.B. de C.V. (Telmex)		145,708		200,756
AT&T Corp (AT&T)		39,909		50,884
Grupo Carso, S.A. de C.V. (Grupo Carso)		70,261		63
Other		179		—

	P.	2,465,259	P.	1,546,466

	2008		2007
Due to:
Affiliates:
América Móvil	P.	1,233,931	P.	1,066,497
Net		644,458		165,910
Telmex		173,833		153,372
Grupo Carso		169,221		11,683
AT&T		5,157		6,510
Other		741		—

	P.	2,227,341	P.	1,403,972

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

b) For the years ended December 31, 2008, 2007 and 2006, the most significant transactions with related parties were:

	2008		2007		2006
Investment and expenses:
Purchase of materials, inventories and fixed assets (1)	P.	927,241	P.	259,790	P.	29,754
Billing and services (2)		1,823,494		705,478		774,304
Interconnection expenses (3)		8,000,012		5,531,302		5,033,216

	P.	10,750,747	P.	6,496,570	P.	5,837,274

Revenues:
Sale of long distance services and other telecommunications services (4)	P.	3,501,475	P.	2,355,277		2,096,865
Printing and distribution of white pages directories (5)		830,828		1,658,084		1,685,486
Sale of materials and other services (6)		590,932		669,324		394,093

	P.	4,923,235	P.	4,682,685	P.	4,176,444

(1)	For all three years, these transactions are comprised solely of network construction services and purchase of materials from subsidiaries of Grupo Carso and América Móvil, which are entities under common control with Carso Global Telecom, the company that controls Telmex Internacional, S.A.B. de C.V.

(2)	Includes zero in 2008 (P.73,489 in 2007 and P. 57,334 in 2006) for financial services from subsidiaries of Grupo Financiero Inbursa, S.A.B. de C.V. (Inbursa Financial Group),

During 2008, Telmex Internacional, through its subsidiaries, paid P. 1,479,216 (P. 494,948 in 2007 and P. 426,402 in 2006) to Telmex for services related to the Yellow Pages business, which include billing and collections and other administrative services, as well as an arrangement whereby the Company has access to Telmex’s customer database for agreed fees.

In 2008 the Company reimbursed Telmex US$ 22.5 million (P. 243,997) of the amount Telmex paid Carso Global Telecom for consulting and administrative services.

(3)	Interconnection expenses include outgoing calls from fixed-line telephones to cellular telephones paid to subsidiaries of América Móvil. This includes P. 6,041,135 (P. 4,949,030 in 2007 and P. 4,962,163 in 2006) paid by Embratel for cellular interconnection to subsidiaries of América Móvil that operate under the trade name “Claro” in Brazil.

(4)	Revenues from billings of long-distance services and other telecommunications services in 2008 include P. 1,854,633 (P. 1,399,077 in 2007 and P. 1,472,020 in 2006) from América Móvil’s subsidiaries, P. 1,249,948 (P. 588,542 in 2007 and P. 295,353 in 2006) from Net and P. 141,467 (P. 158,430 in 2007 and P. 162,362 in 2006) from subsidiaries of AT&T.

(5)	Service related to the printing and distribution of Telmex’s white pages directories.

(6)	In 2008, these transactions are comprised solely of the call center services rendered to América Móvil and Net. In 2007, the transactions include P. 597,066 (P. 333,037 in 2006) from the sale of construction materials to subsidiaries of América Móvil.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

c) During 2008, the Company paid P. 53,279 in direct short-term benefits to its key managers and top executives.

d) On December 26, 2006, CICSA Perú, S.A., Telmex Perú, S.A. and América Móvil SAC entered into a turnkey fiber optic network construction contract for approximately US$ 43 million (P. 582,147). Telmex Perú, S.A. has made payments equal to 50% of the value of six sections of the network in use of US$ 17.80 million (P. 240,982).

5.	Investments

a) Equity investments

An analysis of the equity investments in affiliated companies at December 31, 2008 and 2007, and a brief description of each, is as follows:

	2008		2007
Equity investments in:
Net Serviços de Comunicação S.A. (Net) (1)	P.	5,677,588	P.	5,912,286
Other		37,051		20,492

Total	P.	5,714,639	P.	5,932,778

(1)	Does not include the goodwill related to this investment.

Net

The aggregate value of the Company’s investment in Net at December 31, 2008 and 2007, based on the quoted market value of Net’s shares and the number of shares held, is P. 14,078,035 and P. 20,250,134, respectively.

In February 2008, Embratel paid P. 147,840 (US$ 15.1 million) to directly and indirectly acquire additional shares in Net, to prevent the dilution of its equity interest in this affiliate resulting from the subscription of shares to other stockholders. Embratel’s equity interest in Net is 35.3% as of December 31, 2008 (35.1% in 2007).

In November 2008, Embratel acquired 795 thousand preferred shares in Net, for which it paid P. 52,760 (US$ 3.9 million), thus increasing its equity interest in Net to 35.3%.

In February 2007, Embratel paid P. 184,094 (US$ 13.3 million) to directly and indirectly acquire additional shares in Net, to prevent the dilution of its equity interest in this affiliate resulting from the subscription of shares to other stockholders.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

On June 11, 2007, following the regulatory approval granted by the Brazilian National Telecommunications Agency (ANATEL), Net completed the acquisition of the remaining 63.3% controlling interest in Vivax, S.A. (Vivax), the second largest cable television service provider in Brazil. This operation was carried out through an exchange of shares between Vivax’s stockholders and Net, whereby Vivax’s stockholders received 23 million shares of Net, with a market value of P. 8,625,212
(US$ 747.4 million) as payment for the shares they held in Vivax. As a result of this acquisition, Telmex Internacional’s equity interest in Net was diluted from 39.9% to 35.1% on such date, giving rise to a credit of P. 1,840,815 to stockholders’ equity.

In 2006, Embrapar increased its equity interest in Net by 2.8% through four successive transactions: in May for P. 1,624,514 (US$ 108.0 million), in June for P. 435,747 (US$ 30.8 million), in November for P. 194,642 (US$13.7 million) and in December for P. 1,288 (US$ 0.09 million), all of which were paid in cash. After such increases, Embrapar’s equity interest in Net was 39.9% and Telmex Internacional’s effective indirect equity interest in Net was 38.6%.

At an extraordinary stockholders’ meeting held on October 31, 2006, an increase in Net’s capital stock of P. 3,521,076 (R$537,023) was approved. As a result of this capital increase, Embrapar’s and Embratel’s equity interest in Net was diluted from 43.0% to 39.9%, giving rise to a credit of P. 407,723 in stockholders’ equity. This capital increase was made in order to allow Net to acquire a 36.7% equity interest in Vivax.

Under current Brazilian law governing cable operators, Embratel is not permitted to control Net because it is itself controlled by a foreign entity. Globo owns a majority of the voting interests in GB Emprendimientos e Partipações, S.A., which in turn still holds the majority of the voting shares of Net. If Brazilian law changes to allow Embratel to control Net, Embratel will have the right to purchase an additional interest in GB to gain control of 51% of the voting shares of Net, and Globo shall have the right to cause Embratel to purchase such interest.

At December 31, 2008, Net’s accumulated deficit recorded under generally accepted accounting principles in Brazil was P. 17,460,665.

b) Goodwill

Changes in the carrying amount of goodwill during the years ended December 31, 2008, 2007 and 2006 were as follows:

	Balance at January 1, 2008		Acquisitions		Purchase accounting adjustments		Translation effects		Balance at December 31, 2008
Investment	P.	16,467,027	P.	496,396	P.	(23,807)	P.	(284,750)	P.	16,654,866
Amortization		(169,074)		—		—		—		(169,074)

Net	P.	16,297,953	P.	496,396	P.	(23,807)	P.	(284,750)	P.	16,485,792

	Balance at January 1, 2007		Acquisitions		Purchase accounting adjustments		Dilution in Net’s investment		Translation effects		Balance at December 31, 2007
Investment	P.	10,774,430	P.	6,877,499	P.	22,829	P.	(751,138)	P.	(456,593)	P.	16,467,027
Amortization		(169,074)		—		—		—		—		(169,074)

Net	P.	10,605,356	P.	6,877,499	P.	22,829	P.	(751,138)	P.	(456,593)	P.	16,297,953

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

	Balance at January 1, 2006		Acquisitions		Purchase accounting adjustments		Dilution in Net’s investment and impairment		Translation effects		Balance at December 31, 2006
Investment	P.	10,520,633	P.	2,440,102	P.	(561,251)	P.	(856,361)	P.	(768,693)	P.	10,774,430
Amortization		(169,074)		—		—		—		—		(169,074)

Net	P.	10,351,559	P.	2,440,102	P.	(561,251)	P.	(856,361)	P.	(768,693)	P.	10,605,356

c) Investments in subsidiaries

As part of its strategy for expanding its business in Latin America, the Company made the investments during 2008, 2007 and 2006 shown in paragraphs d), e) and f) below. The Company pays a premium over the fair value of the net assets acquired for a variety of reasons, including the opportunity to take advantage of synergies, increase cost savings, and integrate and expand services and coverage in Latin America.

d) Investments in 2008

New Dinamic

In September 2008, the Company acquired all of the assets and assumed a portion of the liabilities of Teledinámica, S.A., Organización Dinámica, S.A. and Telebarranquilla, S.A. (cable television and internet providers in Barranquilla) for P. 351,548 (US$ 30.9 million). These companies operate as New Dinamic Company S.A.

At the date of issuance of these financial statements, the fair value of the assets and liabilities acquired is still being determined and consequently, the related goodwill reported by Telmex Internacional is a preliminary amount.

The following analysis shows the allocation of the acquisition cost over the preliminary fair values of the net assets acquired.

	New Dinamic September 2008
Current assets	P.	14,723
Plant, property and equipment, net		68,661
Licenses and trademarks		3,015
Less:
Current liabilities		68,264

Fair value of net assets acquired		18,135
% of equity acquired		100%

Total fair value of net assets acquired		18,135
Acquisition cost		351,548

Goodwill	P.	333,413

In 2008, the Company paid P. 200,600 to acquire an additional interest in its affiliate NET. As a result of the acquisition, the Company’s equity interest in NET increased from 34.4% to 34.6% and recorded goodwill in the amount of $162,983.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Pro forma financial data (unaudited)

The following unaudited pro forma consolidated financial data for 2008 and 2007 are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and to (ii) certain accounting adjustments related to the net assets of the acquired companies.

The unaudited pro forma adjustments assume that acquisitions were made at the beginning of 2007 and are determined based upon available information and other assumptions that management believes are reasonable.

The unaudited consolidated pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions occurred at the beginning of each year, nor are they intended to predict the Company’s future results of operations.

	Unaudited pro forma consolidated Telmex Internacional information for the years ended December 31
	2008		2007
Operating revenues	P.	76,016,167	P.	68,331,248
Majority net income		5,535,012		6,355,695
Earnings per majority share (in Mexican pesos):		0.30		0.32

e) Investments in 2007

During 2007, the Company acquired several subsidiaries and made additional investment in its affiliate, Net. The allocation of the acquisition cost over preliminary fair values of the net assets acquired at the acquisition date is as follows:

	Values at acquisition date
	Net February 2007		TV Cable S.A. (1) March 2007		Cable Pacifico (1) March 2007		Boga March 2007		Ecutel March 2007		Telmex TV (formerly ZAPTV) August 2007		Ertach October 2007		Virtecom May 2007		Cable TV Companies (2) October 2007		Total
Current assets	P.	12,520,540	P.	422,641	P.	28,943	P.	37,473	P.	19,305	P.	47,052	P.	75,321	P.	—	P.	502,841
Plant, property and equipment, net		7,431,096		780,806		232,109		32,535		53,379		77,456		112,736		6,867		77,810
Licenses and trademarks		933,749		474,545		89,441		5,380		917		76,998		1,242		—		—
Less:		—		—		—		—		—		—		—		—		—
Current liabilities		2,962,345		1,173,450		273,726		84,183		32,410		235,710		100,066		—		24,274
Long-term liabilities		9,882,322		—		3,144		—		—		—		—		—		—

Fair value of net assets acquired		8,040,718		504,542		73,623		(8,795)		41,191		(34,204)		89,233		6,867		556,377
% of equity acquired		0.00%		100.00%		100.00%		100.00%		100.00%		100.00%		100.00%		100.00%		100.00%

Total fair value of net assets acquired		—		504,542		73,623		(8,795)		41,191		(34,204)		89,233		6,867		556,377	P.	1,228,834
Acquisition cost		184,094		1,404,060		1,298,710		284,577		270,708		57,401		297,676		21,732		4,287,375		8,106,333

Goodwill	P.	184,094	P.	899,518	P.	1,225,087	P.	293,372	P.	229,517	P.	91,605	P.	208,443	P.	14,865	P.	3,730,998	P.	6,877,499

(1)	In November 2007, TV Cable was merged into Cable Pacífico, and the surviving company changed its name to Telmex Hogar, S.A.

(2)	Network and Operation, Cable Caribe, Megacanales and The Now Operation

Embrapar

During 2007, Telmex Internacional made additional acquisitions of non-controlling interests in Embrapar totaling P. 378,934 (US$ 34.4 million), thereby increasing its ownership from 97% to 98% of all of Embrapar’s ordinary shares, issued and outstanding. The aggregate book value of such acquisitions was P. 388,348 and the difference between the carrying value and the price paid was credited to stockholders’ equity.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

TV Cable y Cable Pacífico

On March 13, 2007 and March 16, 2007, Telmex Internacional acquired 100% of the shares of TV Cable and Cable Pacífico for P. 1,404,060 (US$ 122.9 million) and P.1,298,710 (US$ 113 million), respectively. In November 2007, TV Cable was merged into Cable Pacífico, who then changed its name to Telmex Hogar, S.A. (Telmex Hogar).

TV Cable provides cable television, internet and IP voice services in Bogota and Cali, Colombia. Cable Pacífico operates in several states in Colombia, and has its main operation in Medellin.

Boga

On March 9, 2007, Telmex Internacional paid P. 284,577 (US$ 25.0 million) to acquire 100% of the shares of Boga Comunicaciones, S.A., a cable television operator in Lima and Chiclayo in Peru.

Virtecom

On May 16, 2007, Boga Comunicaciones, S.A. acquired all the assets of Virtecom, S.A.C. and Virtecom Technology, S.R.L., which are cable television operators in Peru. The transfer of ownership of the assets included all the parts and accessories comprising then. The purchase price was P. 21,732 (US$ 2.0 million).

Ecutel

On March 12, 2007, Telmex Internacional acquired 100% of the shares of Ecuador Telecom, S.A., which provides telecommunication services to corporate clients and to small and medium size companies in Guayaquil and Quito, Ecuador. The purchase price was P. 270,708 (US$ 23.6 million).

ZAP TV

On August 14, 2007, Telmex Internacional acquired 100% of the shares of ZAP TV Televisión Directa al Hogar, Ltda. (ZAP TV) for P. 57,401 (US$ 4.8 million). In December 2007, ZAP TV changed its name to Telmex TV, S.A. (Telmex TV). Telmex TV provides pay television services in Chile.

Ertach

On November 9, 2006, Telmex Internacional acquired 100% of the shares of Ertach, S.A. (Ertach) for which it paid P. 297,676 (US$ 28.3 million). This acquisition was closed in October 2007.

Ertach provides internet access and data and voice services in Argentina over a wireless network using Wireless Local Loop (WLL) and WiMax technology over the 3.5 GHz frequency.

Network and Operation, Cable Caribe, Megacanales and The Now Operation

In October 2007, through its subsidiaries, Telmex Internacional paid P. 3,733,092 (US$ 345.0 million) for all of the subscribers and 100% of the assets and a portion of the liabilities of Unión de Cableoperadores del Centro, Cablecentro, S.A., or Cablecentro (now operating as Network and Operation, S.A.), a cable television service provider. The Company also acquired 100% of the cable television subscribers of Megainvest Ltda. (now operating as Megacanales, S.A.), which produces content for cable television, and Comunicaciones Ver TV, S.A. (now operating as The Now Operation, S.A.), which publishes a television programming magazine. All of these companies operate in Colombia.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

In October, 2007, the Company paid P. 554,283 (US$ 51 million) to acquire all of the subscribers, assets and a portion of the liabilities of Satelcaribe, S.A. (now operating as Cablecaribe, S.A.), a cable television service provider in Colombia.

Pro forma financial data (unaudited)

The following unaudited pro forma consolidated financial data for 2007 and 2006 are based on the Company’s historical financial statements, adjusted to give effect to (i) the series of acquisitions mentioned in the preceding paragraphs; and to (ii) certain accounting adjustments related to the net assets of the acquired companies.

The unaudited pro forma adjustments assume that acquisitions were made at the beginning of 2007 and are determined based upon available information and other assumptions that management believes are reasonable.

The unaudited consolidated pro forma financial information data does not purport to represent what the effect on the Company’s consolidated operations would have been had the transactions occurred at the beginning of each year, nor are they intended to predict the Company’s future results of operations.

	Unaudited pro forma consolidated Telmex Internacional information for the years ended December 31
	2007		2006
Operating revenues	P.	68,331,248	P.	67,033,290
Majority net income		6,356,362		1,819,002
Earnings per majority share (in Mexican pesos):		0.32		0.09

f) Investments in 2006

In 2006, the Company acquired two subsidiaries and Embrapar increased its equity interest in Net.

The allocation of the acquisition cost to the net assets acquired based on its preliminary fair values at the acquisition date is as follows as of December 31, 2006:

	Values at acquisition date
	Net May 2006		Net June 2006		Superview October 2006		Sausa October 2006		Total
Current assets	P.	7,125,645	P.	6,889,313	P.	92,404	P.	96,904
Fixed assets		6,073,072		5,995,964		353,925		5,450
Licenses and trademarks		1,022,677		1,011,624		4,287		—
Less:
Current liabilities		2,258,581		2,448,364		68,708		190,393
Long-term liabilities		8,663,838		8,537,539		—		—

Fair value of net assets acquired		3,298,975		2,910,998		381,908		(88,039)
% of equity acquired		4.99%		1%		99.15%		80%

Total fair value of net assets acquired		164,619		29,110		378,662		(70,431)	P.	501,960
Acquistion cost		1,624,514		435,747		514,055		367,746		2,942,062

Goodwill	P.	1,459,895	P.	406,637	P.	135,393	P.	438,177	P.	2,440,102

Embrapar

On May 8, 2006, Telmex Internacional, through its subsidiary Telmex Solutions Telecomunicações Ltda., announced a public offering to acquire all of Embrapar’s ordinary and preferred shares issued and outstanding being held by the non-controlling stockholders at that date in exchange for cash.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

The price offered was R$ 6.95 for every 1,000 shares, plus a re-expression adjustment through the date on which each purchase is paid for. The offer included the holders of preferred shares in the form of American Depositary Shares (ADSs), and initiated on October 3, 2006, through the publishing of an offering notice in both Brazil and the United States.

On November 6, 2006, the initial period of this public offering expired, and based on the conditions agreed on such offering, a second acquisition period was initiated whereby the remaining non-controlling stockholders could sell their Embrapar shares. As a result of these acquisitions, which totaled P. 11,326,424 (US$ 769.7 million), Telmex Internacional increased its ownership from 97.3% to 98.0% of all the Embrapar’s ordinary shares and from 72.3% to 97.0% of all its outstanding shares at December 31, 2006. The aggregate carrying value of such transactions was P. 12,187,494 and the difference between the carrying value and the price paid was credited to stockholders’ equity for P. 861,070.

Superview

On October 27, 2006, the Company acquired a 99.15% equity interest in Superview Telecomunicaciones, S.A. (Superview), a cable television operator in Colombia, for P. 514,055 (US$ 37.0 million).

Sección Amarilla USA

On October 20, 2006, the Company acquired 80% of Sección Amarilla USA, LLC (Sausa) (formerly Cobalt Publishing, LLC), a yellow pages company in the United States of America (U.S.A)., for P. 367,746 (US$ 26.5 million).

Purchase allocation adjustments

During 2006, the Company completed its valuation of identificable intangible assets that resulted from 2005 acquisition of Primesys. The Company allocated P. 561,251 of the purchase price to intangible assets relating to licenses and to intangible assets associated with trademarks.

g) Subsequent events

The Company agreed to purchase for P.248 million 51% of the capital stock of Eidon Software, S.A. de C.V., or Eidon Software, from Promotora del Desarrollo de América Latina, S.A. de C.V., or Promotora. Eidon Software and Promotora are majority-owned subsidiaries of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V, an entity which is under common control with Carso Global Telecom. Eidon Software is a provider of customized and general software applications. The Company obtained regulatory approvals in June 2009 and expect to consummate this acquisition in the near term.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

6.	Plant, Property and Equipment

a) A summary of this caption at December 31, 2008 and 2007 is as follows:

	2008		2007
Telephone plant and equipment	P.	114,425,608	P.	103,046,474
Computer equipment and other assets		23,498,881		21,602,966
Land and buildings		15,138,826		15,738,757
Construction in progress and advances		5,964,329		8,698,092

		159,027,644		149,086,289
Less:
Accumulated depreciation		100,548,419		98,592,448

Total	P.	58,479,225	P.	50,493,841

Construction in progress is comprised mainly of investments being made by Embratel and Star One.

The C-2 satellite launching in June 2008 represented a decrease of P. 3,219,710, in construction in progress in 2008. Construction in progress decreased in 2007 by P. 3,701,268 due to the launch in November 2007 of the C-1 satellite, which commenced commercial operations on December 20, 2007.

b) Depreciation of telephone plant has been calculated at annual rates ranging from 5 to 30 years. The rest of the Company’s assets are depreciated at rates ranging from 3 to 30 years. Depreciation expense charged to results of operations for the years ended December 31, 2008, 2007 and 2006 was P. 7,695,564, P. 6,436,751 and P. 6,816,904, respectively.

c) Plant, property and equipment, includes the following assets which are held under capital leases:

	2008		2007
Assets under capital leases	P.	794,920	P.	725,188
Less: Accumulated depreciation		225,280		212,635

Net	P.	569,640	P.	512,553

d) At December 31, 2008, Embratel has pledged property and other equipment with a carrying amount of P. 2,746,369 (P. 3,283,681 in 2007) in connection with certain legal proceedings. Also, at December 31, 2008 and 2007, Star One has two fleet satellites pledged in guarantee to the Brazilian Federal Tax Agency (SRF) as a result of a review regarding the subsidiary’s income tax (IRPJ) and social contributions (CSLL), with a carrying amount of P. 2,505,182.

7.	Licenses and Trademarks

a) An analysis of licenses and trademarks at December 31, 2008 and 2007 is as follows:

	2008		2007
Licenses, net	P.	4,336,372	P.	3,865,817
Trademarks, net		1,734,910		1,855,517

Total	P.	6,071,282	P.	5,721,334

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Amortization expense associated with licenses and trademarks is expected to be approximately P. 1,400,000 in each of the next five years.

b) Licenses

Telmex Internacional has software licenses, licenses for use of point-to-point and point-to-multipoint links and the right to use databases.

An analysis of these investments in 2008 is as follows:

	Balance at January 1, 2008		Effect of acquired companies		Investment and amortization of the year		Translation effect		Balance at December 31, 2008
Investment	P.	13,270,780	P.	3,015	P.	1,510,908	P.	(535,140)	P.	14,249,563
Accumulated amortization		(9,404,963)		—		(1,031,505)		523,277		(9,913,191)

Net	P.	3,865,817	P.	3,015	P.	479,403	P.	(11,863)	P.	4,336,372

In 2008, the investment corresponds primarily to the acquisition of point-to-point links, the right to use databases and the acquisition of software licenses.

An analysis of these investments in 2007 is as follows:

	Balance at January 1, 2007		Effect of acquired companies		Investment and amortization of the year		Translation effect		Balance at December 31, 2007
Investment	P.	12,346,197	P.	226,236	P.	615,050	P.	83,297	P.	13,270,780
Accumulated amortization		(8,223,108)		—		(1,115,693)		(66,162)		(9,404,963)

Net	P.	4,123,089	P.	226,236	P.	(500,643)	P.	17,135	P.	3,865,817

In 2007, the investment corresponds primarily to the acquisition of rights-of-way and software licenses.

An analysis of changes in 2006 is as follows:

	Balance at January 1, 2006		Effect of acquired companies		Investment and amortization of the year		Translation effect		Balance at December 31, 2006
Investment	P.	11,426,680	P.	4,287	P.	844,048	P.	71,182	P.	12,346,197
Accumulated amortization		(6,882,294)		—		(1,293,352)		(47,462)		(8,223,108)

Net	P.	4,544,386	P.	4,287	P.	(449,304)	P.	23,720	P.	4,123,089

c) Trademarks

At December 31, 2008, the Company has recorded amounts for the trademarks of certain acquired foreign companies, which were recognized at their fair value at the date of acquisition.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

An analysis of these investments in 2008 is as follows:

	Balance at January 1, 2008		Purchase accounting adjustments		Investment and amortization of the year		Translation effect		Balance at December 31, 2008
Investment	P.	2,327,305	P.	193,326	P.	—	P.	(39,835)	P.	2,480,796
Accumulated amortization		(471,788)		—		(240,536)		(33,562)		(745,886)

Net	P.	1,855,517	P.	193,326	P.	(240,536)	P.	(73,397)	P.	1,734,910

An analysis of the changes in 2007 is as follows:

	Balance at January 1, 2007		Effect of acquired companies		Purchase accounting adjustments		Investment and amortization of the year		Translation effect		Balance at December 31, 2007
Investment	P.	1,772,413	P.	422,287	P.	75,902	P.	—	P.	56,703	P.	2,327,305
Accumulated amortization		(250,769)		—		—		(218,361)		(2,658)		(471,788)

Net	P.	1,521,644	P.	422,287	P.	75,902	P.	(218,361)	P.	54,045	P.	1,855,517

An analysis of the changes in 2006 is as follows:

	Balance at January 1, 2006		Investment and amortization of the year		Translation effect		Balance at December 31, 2006
Investment	P.	1,673,218	P.	85,421	P.	13,774	P.	1,772,413
Accumulated amortization		(89,286)		(160,748)		(735)		(250,769)

Net	P.	1,583,932	P.	(75,327)	P.	13,039	P.	1,521,644

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

8.	Debt

a) An analysis of the Company’s debt is as follows:

	Weighted average interest rate at December 31		Maturities from 2009 through	Balance at December 31,
	2008	2007		2008		2007
U.S. dollar denominated debt:
Bonds	—	11.0%	—	P.	—	P.	1,942,333
Banks	3.4%	5.3%	2013		13,053,784		12,211,175
Suppliers’ credit lines	5.8%	5.5%	2013		397,492		110,457
Capital leases	6.7%	6.5%	2011		71,592		70,525

Total U.S. dollar denominated debt:					13,522,868		14,334,490

Debt denominated in Brazilian reals:
Banks	17.0%	12.6%	2010		4,924,091		14,856
Capital leases	—	19.4%	—		—		159

Total Brazilian real denominated debt					4,924,091		15,015
Mexican peso denominated debt:
Banks (domestic senior notes):	10.1%		2009		5,500,000		—

Debt denominated in other foreign currencies:
Banks	11.7%	7.8%	2018		1,140,906		1,121,499
Capital leases	15.3%	12.6%	2019		534,403		511,429

Total debt denominated in Mexican pesos and other currencies					7,175,309		1,632,928

Total debt					25,622,268		15,982,433

Less: Short-term debt and current portion of long-term debt					14,727,645		4,713,208

Long-term debt				P.	10,894,623	P.	11,269,225

The amount of the Company’s consolidated debt is within the cap set by the Board of Directors.

The rates shown in the table above are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican taxes withheld.

The Company’s short-term debt and the current portion of long-term debt is P. 14,727,645 at December 31, 2008 and P. 4,713,208 at December 31, 2007.

The weighted average cost of borrowed funds at December 31, 2008 and 2007 (including interest, fees, commissions and taxes withheld) was approximately 8.3%, and 7.1%, respectively.

b) Bonds

In June 2004, Embratel made a public offering to exchange its private bonds issued in December 2003 in the amount of P. 3,723 million (US$ 275 million), bearing 11% annual interest, for bonds that had the same characteristics and that it had registered with the Securities and Exchange Commission (SEC).

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

In April 2005, Embratel decided to make an early payout of 35% of the notional amount of the issuance, which is the maximum percentage contractually allowed. The amount of the payout was P. 1,304 million (US$ 96.3 million), and the remaining notional amount of the portfolio was P. 2,419 million (US$ 178.7 million) after the payout.

In December 2008, Embratel settled the above-mentioned bonds through a payout of P. 2,419 million (US$ 178.7 million) of principal and P. 157 million (US$ 11.6 million) of interest.

c) Domestic senior notes

On November 27, 2008, the National Banking and Securities Commission of Mexico (NBSC) authorized the Company to open a revolving dual domestic senior note program (certificados bursátiles). The amount authorized under the program is P. 10,000,000 or its equivalent in monetary investment units (UDIs) on the date of issuance. This program is revolving, though the sum of outstanding issuances on a given date may not exceed the authorized amount.

The maximum term for issuing domestic senior notes under the program is five years as of the authorization date.

Maturities of each long-term issuance shall be between one and forty years. Maturities of short-term senior notes shall not exceed 365 days.

At December 31, 2008, the Company issued the following domestic senior notes:

Amount	Issuance date	Maturity date	Term (days)	Interest rate
P.1,500,000	Dec-1-08	Jan-15-09	45	10.10%
1,400,000	Dec-10-08	Jan-15-09	36	10.10%
2,600,000	Dec-16-08	Jan-15-09	30	10.10%

P.5,500,000

d) Restrictions

A portion of Embratel’s debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2008, the subsidiary has complied with all these restrictions.

A portion of Embratel’s debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the subsidiary.

The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as the Company or Carso Global Telecom, S.A.B. de C.V. (Telmex Internacional’s controlling stockholder) or its current controlling stockholders continue to control the majority of the Embratel’s voting shares.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

e) Lines of credit

At December 31, 2008, Telmex Internacional has no unused committed lines of credit in any countries in which it operates. At December 31, 2007, Embratel had unused lines of credit of P. 344,032 (US$ 31.7 million) that bear 4.02% annual interest.

f) Foreign currency denominated debt

An analysis of the foreign currency denominated debt at December 31, 2008, is as follows:

Currency	Foreign currency (in thousands)	Exchange rate at December 31, 2008 (in units)		Equivalent in Mexican pesos
U.S. dollar	998,860	P.	13.5383	P.	13,522,868
Brazilian real	850,007		5.7930		4,924,091
Other currency					1,675,309

Total				P.	20,122,268

g) Maturities of long-term debt at December 31, 2008 are as follows:

Year	Total
2010	P.	4,087,492
2011		3,932,127
2012		1,944,894
2013		789,188
2014		105,591
2015 and thereafter		35,331

Total	P.	10,894,623

h) Credit agreements

Most of our credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of our debt is in default or accelerated. The terms of these agreements restrict the ability of our subsidiaries to grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers or consolidations. Under a number of these agreements, we are required to maintain certain specified financial ratios.

i) Subsequent event - Embratel

On March 13, 2009, Embratel entered into a five-year syndicated loan agreement with Nordic Investment Bank. The participating banks are Société Générale, Banco Santander S.A., Nordea Bank Finland Plc., Natixis, Calyon Bank and Banco Bilbao Vizcaya Argentina S.A. The amount of the loan is P. 2,773,340 (US$ 200 million) and the financing shall bear annual interest equal to the six-month London Interbank Offered Rate (LIBOR), plus 2.8%. The proceeds of the loan are intended to be used to invest in telecommunications infrastructure.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

9.	Capital Leases

a) At December 31, 2008 and 2007, the Company has capital leases for machinery and equipment.

b) Minimum lease payment obligations of future years under the leases at December 31, 2008 are as follows:

	2008
2009	P.	156,799
2010		130,505
2011		160,212
2012		113,470
2013		109,139
2014 and thereafter		191,602

Total		861,727
Less: unaccrued interest		255,732

Present value of minimum payments		605,995
Less: Short-term portion of capital lease obligations		96,092

Long-term capital lease obligations	P.	509,903

10.	Derivative Financial Instruments

Embratel uses derivative financial instruments (foreign cross-currency swaps) to protect itself from the financial effects of Brazilian real/U.S. dollar exchange rate and interest rate fluctuations in connection with its U.S. dollar denominated loans. For the years ended December 31, 2008, 2007 and 2006 Embratel recognized a gain (loss) of P. 2,576,776, (P. 2,828,752), and (P. 1,567,550) respectively, in results of operations in exchange loss, net for changes in the fair value of such instruments.

At December 31, 2008 and 2007, the financial instruments contracted by the Company are as follows:

2008 Financial instrument	Notional amount		Fair value
Cross-Currency swaps	US$	216,871	P.	1,025,013

2007 Financial instrument	Notional amount		Fair value
Cross-Currency swaps	US$	1,134,538	P.	(2,209,582)

The Company’s financial derivative instruments are acquired in the over-the counter markets. The Company and its subsidiaries have entered into agreements only with well-known and financially strong financial institutions and counterparties. As a result, Telmex Internacional is able to balance its risk positions with its counterparties. The Company’s counterparties are local banks in the countries in which Telmex Internacional operates and have at least credit ratings of “A” on the Fitch scale, “A2” on the Moody’s scale, and “A” on the Standard & Poor’s scale.

The Company and its subsidiaries have no contractual obligations for derivative financial instruments for which they must provide pledges to guarantee margin calls.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

11.	Deferred Credits

At December 31, 2008 and 2007, deferred credits consist of the following:

	2008		2007
Advance billings	P.	3,412,003	P.	3,632,626
Advances from subscribers and others		597,736		686,555

Total	P.	4,009,739	P.	4,319,181

12.	Accrued Liabilities

An analysis of accounts payable and accrued liabilities at December 31, 2008 and 2007 is as follows:

	2008		2007
Suppliers	P.	9,375,245	P.	7,952,794
Accruals for contingencies		1,969,999		5,399,516
Derivative financial instruments (Note 10)		—		2,209,582
Sundry creditors		1,086,809		883,891
Link-up services		437,036		317,533
Accrued interest		236,628		228,577
Other		1,077,002		580,364

	P.	14,182,719	P.	17,572,257

Changes in the Company’s principal accruals for contingencies during the years ended December 31, 2008 and 2007 were as follows:

	2008		2007		2006
Balance at beginning of year	P.	5,399,516	P.	8,386,396	P.	4,284,169
Increase through charge to expenses		354,137		350,832		6,263,339
Payments		(3,466,215)		(2,941,183)		(2,048,304)
Translation effects		(317,439)		(396,529)		(112,808)

Balance at end of year	P.	1,969,999	P.	5,399,516	P.	8,386,396

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

13.	Foreign Currency Position and Transactions

a) At December 31, 2008 and 2007, the Company had the following foreign currency denominated assets and liabilities:

	Foreign currency (in millions)
	2008	Exchange rate at December 31, 2008		2007	Exchange rate at December 31, 2007
Assets:
U.S. dollars	234	P.	13.54	148	P.	10.87
Argentinean peso	247		3.92	192		3.45
Brazilian real	4,107		5.79	3,386		6.13
Chilean peso	60,172		0.02	39,785		0.02
Colombian peso	144,363		0.01	142,076		0.01
Peruvian sol	350		4.31	194		3.63

Liabilities:
U.S. dollars	1,312	P.	13.54	1,367	P.	10.87
Argentinean peso	182		3.92	240		3.45
Brazilian real	2,516		5.79	2,644		6.13
Chilean peso	51,031		0.02	69,148		0.02
Colombian peso	355,663		0.01	454,038		0.01
Peruvian sol	99		4.31	202		3.63
Euro	—		15.88	2		15.88

At June 24, 2009, the exchange rates are as follows:

Currency	Exchange rate
U.S. dollars	P.	13.38
Argentinean peso		3.57
Brazilian real		6.78
Chilean peso		0.03
Colombian peso		0.01
Peruvian sol		4.42
Euro		18.59

b) For the years ended December 31, 2008 and 2007, the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.

	Millions dollars of U.S. dollars
	2008		2007		2006
Revenues	US$	6,405	US$	5,731	US$	5,539
Operating costs and expenses		5,830		4,421		4,774
Interest income		58		81		84
Interest expense		111		151		163

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

14.	Employee Benefits

a) Short-term

An analysis of short-term employee benefits at December 31 is as follows:

	2008		2007
Vacation accrual	P.	544,011	P.	482,168
Sundry contractual benefits		492,811		363,020
Other employee benefits		187,006		181,946

Total	P.	1,223,828	P.	1,027,134

b) Long-term

Brazil

Embratel has established a defined-benefit pension plan (DBP) and a defined-contribution plan (DCP) that covers substantially all of its employees, as well as a medical assistance plan (MAP) for its DBP participants. Liabilities (assets) recorded at December 31, 2008 and 2007 for such plans are as follows:

	2008		2007
Defined-benefit pension plan (DBP)	P.	(169,498)	P.	51,426
Medical assistance plan (MAP)		1,973,695		1,842,650
Defined-contribution plan (DCP)		477,763		605,961

Total	P.	2,281,960	P.	2,500,037

Pension benefits are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement. Embratel has established funds for these labor obligations through Fundação Embratel de Seguridade Social - Telos, an independent entity that manages these types of funds.

Unrecognized gains and losses are being amortized over a period of 19 years, which represents the average expected remaining lifetime of Embratel’s retired personnel.

Defined-benefit and medical assistance plans

An analysis of net period cost of Embratel’s benefit plans for the years ended December 31, is as follows:

	2008				2007				2006
	DBP		MAP		DBP		MAP		DBP		MAP
Labor cost	P.	382	P.	52	P.	368	P.	49	P.	360	P.	46
Financial cost of benefit obligation		701,779		243,232		749,691		256,807		766,396		251,591
Expected return on plan assets		(876,485)		(16,614)		(849,446)		(26,121)		(838,036)		(33,853)
Amortization of (gains) losses		(43,494)		7,207		(9,447)		10,828		(1,484)		11,649

Net period (benefit) cost	P.	(217,818)	P.	233,877	P.	(108,834)	P.	241,563	P.	(72,764)	P.	229,433

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

An analysis of the defined-benefit plan and medical assistance plan at December 31, 2008 and 2007 is as follows:

	2008				2007
	DBP		MAP		DBP		MAP
Present value of labor obligations:
Vested benefit obligation	P.	7,598,503	P.	2,365,848	P.	7,204,148	P.	2,442,000
Unvested benefit obligation		—		—		—		1,216

Defined benefit obligation	P.	7,598,503	P.	2,365,848	P.	7,204,148	P.	2,443,216

An analysis of changes in defined-benefit plan and medical assistance plan obligations during the years ended December 31, 2008 and 2007 is as follows:

	2008				2007
	DBP		MAP		DBP		MAP
Defined benefit obligation at beginning of year	P.	7,204,148	P.	2,443,216	P.	7,374,548	P.	2,469,949
Labor cost		382		52		368		49
Financial cost on obligations		701,779		243,232		749,691		256,807
Actuarial loss (gain)		675,890		(96,535)		153,837		(49,830)
Payments from trust fund		(582,570)		(88,077)		(620,828)		(81,879)
Translation effects		(401,126)		(136,040)		(453,468)		(151,880)

Defined-benefit plan obligation and obligations under medical assistance plan at end of year	P.	7,598,503	P.	2,365,848	P.	7,204,148	P.	2,443,216

An analysis of changes in plan assets for the years ended December 31, 2008 and 2007 is as follows:

	2008				2007
	DBP		MAP		DBP		MAP
Fair value of plan assets at beginning of year	P.	8,921,064	P.	214,975	P.	8,315,038	P.	294,674
Expected return on plan assets		876,485		16,614		849,446		26,121
Actuarial gain (loss)		453,797		(3,163)		888,400		(147)
Payments from trust fund		(582,570)		(88,077)		(620,828)		(81,879)
Contributions to fund		337		29		307		31
Administrative expenses		—		—		—		(5,705)
Translation effects		(496,726)		(11,970)		(511,299)		(18,334)

Fair value of plan assets at end of year	P.	9,172,387	P.	128,408	P.	8,921,064	P.	214,761

At December 31, 2008, 88% (86% in 2007) of plan assets were invested in fixed-yield securities, 9% (11% in 2007) in variable-yield securities, and the remainder in other investments.

An analysis of the net projected liability for the pension plan and medical assistance plan for the years ended December 31, 2008 and 2007 is as follows:

	2008				2007
	DBP		MAP		DBP		MAP
(Overfunding) underfunding of obligation	P.	(1,573,884)	P.	2,237,440	P.	(1,716,916)	P.	2,228,455
Unrecognized net obligation at the date of initial application						(878)
Unamortized actuarial gain (loss)		1,404,386		(263,745)		1,769,220		(385,805)

Net projected (asset) liability	P.	(169,498)	P.	1,973,695	P.	51,426	P.	1,842,650

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

The rates used in the actuarial studies at December 31, 2008, 2007 and 2006 are as follows:

	2008 Nominal rates %	2007 Real rates %	2006 Real rates %
Discount of labor obligations:
Long-term average	10.8	6.0	6.0
Salary increase:
Long-term average	4.5	—	—
Return on plan assets	10.8	6.0	6.0
Annual inflation:
Long-term average	4.5	—	—

Based on the provisions of Mexican FRS D-3, as of January 1, 2008, the actual financial valuation rates were replaced with nominal rates. This change has no effect on the calculation of labor obligations, since these rates are consistent with the rates used in the actuarial valuation at December 31, 2007 (i.e., the new long-term inflation rate, discount rate and salary increase rate are the same as those selected for 2007).

Defined contribution plan (DCP)

Embratel makes contributions to its defined contribution plan through Embratel Social Security Fund - Telos. Plan contributions are computed based on the salary of each employee. Participants choose their own contribution percentage (between 3% and 12% of the worker’s salary), and Embratel matches the employee’s percentage, though its contribution is capped at 8% of the participant’s salary. All employees are eligible to participate in this plan.

The unfunded liability represents Embratel’s obligation for those participants that migrated from DBP to the DCP. Such liability is being amortized over a period of 20 years starting on January 1, 1999. Unpaid balances are adjusted monthly based on the return on the portfolio assets at that date, which is subject to a yearly increase based on the Brazilian general price index plus 6 percentage points per annum. At December 31, 2008, the balance of the DCP obligation amounted to P. 477,763 (P. 605,961 in 2007).

Pensions and seniority premiums - Mexico

Substantially all of the Company’s employees in Mexico are covered under defined benefit retirement and seniority premium plans. Pension benefits are determined on the basis of compensations of employees in their final year of employment, their seniority, and their age at the time of retirement.

The Company has set up an irrevocable trust fund to finance its plans and has adopted the policy of making annual contributions to such fund.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

The transition liability, past services and actuarial gains and losses are being amortized over 12 years, which is the average remaining service period of the covered employees. The most relevant information related to employee benefits is as follows:

Analysis of net period cost

	2008		2007		2006
Labor cost	P.	20,053	P.	6,784	P.	7,091
Financing cost on projected benefit obligation		55,098		22,146		21,377
Expected return on plan assets		(50,236)		(18,582)		(18,639)
Amortization of past services		1,429		1,049		1,049
Amortization of variances in assumptions		5,679		1,253		689

Net period cost	P.	32,023	P.	12,650	P.	11,567

Analysis of the defined benefit obligation

	2008		2007
Actuarial present value of labor obligation:
Vested benefit obligation	P.	298,174	P.	233,655
Unvested benefit obligation		344,257		134,317

Defined benefit obligation	P.	642,431	P.	367,972

Analysis of changes in the defined benefit obligation

	2008		2007
Defined benefit obligation at beginning of year	P.	367,972	P.	334,275
Labor cost		20,053		6,784
Financial cost on defined benefit obligation		55,098		22,146
Actuarial loss		14,287		24,521
Payments from trust fund		—		(6,570)
Direct payments to employees		(21,801)		(13,184)
Transfers		206,822		—

Defined benefit obligation at end of year	P.	642,431	P.	367,972

Analysis of changes in plan assets

	2008		2007
Established fund at beginning of year	P.	278,279	P.	275,739
Expected return on plan assets		50,236		18,582
Actuarial loss		(4,451)		(9,472)
Payments from trust fund		—		(6,570)
Transfers		216,298		—

Established fund at end of year	P.	540,362	P.	278,279

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Analysis of the net projected liability

	2008		2007
Unfunded defined benefit obligation	P.	102,069	P.	89,693
Transition liability		(5,536)		(6,920)
Unamortized actuarial loss		(96,139)		(83,085)

Net projected liability		394		(312)
Additional liability		—		82,276

Net pension and seniority premium liability	P.	394	P.	81,964

Analysis of the effect of labor obligations on stockholders’ equity

	2008		2007
Additional liability	P.	—	P.	82,276
Intangible asset		—		(6,920)

Equity effect	P.	—	P.	75,356

The change from 2007 to 2008 corresponds to the elimination of the additional liability in accordance with new MFRS D-3 “Employee Benefits”.

The rates used in the actuarial studies at December 31, 2008, 2007 and 2006 are as follows:

	2008 Nominal rates	2007 Real rates	2006 Real rates
	%	%	%
Discount of labor obligations:
Long-term average	9.2	5.51	5.72
Salary increase:
Long-term average	4.5	0.97	0.94
Return on plan assets	9.2	5.51	6.82

Dismissal

The most important information related to labor obligations for dismissals is as follows:

Analysis of net period cost

	2008		2007		2006
Labor cost	P.	190	P.	178	P.	200
Financing cost on projected benefit obligation		130		90		103
Amortization of past services		209		(72)

Net period cost	P.	529	P.	196	P.	303

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Analysis of labor obligations for dismissals

	2008		2007
Defined benefit obligation	P.	2,751	P.	1,554
Unamortized actuarial loss		—		668

Net projected liability	P.	2,751	P.	2,222

A reconciliation of the book reserve is as follows:

	2008		2007
Balance at beginning of year	P.	2,222	P.	2,026
Net period cost		529		196

Balance at end of year	P.	2,751	P.	2,222

15.	Stockholders’ Equity

a) The shares of Telmex Internacional were authorized and issued pursuant to the Telmex stockholders’ meeting held on December 21, 2007, in which the split-up was approved (see Note 1a). At December 31, 2008 and 2007, capital stock is represented by 18,323 million and 19,360 million common shares issued and outstanding, respectively, with no par value, representing the Company’s fixed capital. An analysis is as follows:

	2008		2007
8,115 million Series “AA” shares	P.	10,555,469	P.	10,555,469
415 million Series “A” shares (430 in 2007)		633,651		655,799
9,793 million Series “L” shares with limited voting rights (10,815 in 2007)		5,983,690		6,617,295

Total	P.	17,172,810	P.	17,828,563

An analysis of the changes in 2008 is as follows:

	Capital stock (1)
	Series “AA”			Series “A”			Series “L”
	No. of shares	Amount		No. of shares	Amount		No. of shares	Amount
Balance at December 31, 2007	8,115	P.	10,555,469	430	P.	655,799	10,815	P.	6,617,295
Cash purchase of Company’s own shares (2)				(3)		(4,937)	(1,034)		(650,816)
Conversion of shares				(12)		(17,211)	12		17,211

Balance at December 31, 2008	8,115	P.	10,555,469	415	P.	633,651	9,793	P.	5,983,690

(1)	Number of shares in millions

(2)	Includes 414 million Series “L” shares and 1 million Series “A” shares, acquired through Telmex, as explained in paragraph c) of this Note.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Each “A” share can be converted into one “L” share at the option of the holder at any time. Each “AA” share is convertible into one “L” share at the option of the holder at any time, provided that the “AA” shares do not represent less than 20% of the total capital stock. The AA Shares may be owned only by holders that qualify as Mexican investors as provided in the bylaws of the Company. Series “A” common shares, which may be freely subscribed, that must not exceed more than 19.6% of capital stock and no more than 49% of the common shares of total capital stock. Series “L” shares, which have limited voting rights and may be freely subscribed, in a percentage when combined with the Series “A” shares may not exceed 80% of capital stock.

Voting rights

Each share of the Series “AA” and “A” entitles the holder to one vote at the general stockholders’ meetings. Each Series “L” share entitles the holder to one vote at any stockholders’ meeting in which holders of Series “L” shares are authorized to vote. In accordance with the Eighth Clause of the Company’s bylaws, holders of Series “L” shares have the right to vote on the following matters:

•	The transformation of Telmex Internacional from one type of entity to another;

•

Any merger in which Telmex Internacional is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of Telmex Internacional (when Telmex Internacional is the surviving entity); and

•

Cancellation of the registration of Telmex Internacional’s shares in the securities or special sections of the Mexican National Securities Registry and in any other foreign stock exchanges in which they are registered.

On the basis of a resolution passed by Special Stockholders Meeting called for such purpose, Series “L” shares shall be entitled to appoint up to two directors and their corresponding alternate directors.

For the resolutions adopted in extraordinary stockholders’ meetings related to any of the matters on which the Series “L” shares are entitled to vote to be validated, the approval by a majority vote of the Series “AA” and Series “A” stockholders will be required.

Under Mexican law, the stockholders of any Series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the stockholders of that particular series and the Company’s stockholders (including the Series “L” stockholders), which individually or collectively represent 20% or more of all capital stock would be entitled to request judicial relief against any stockholders’ resolution with respect to those resolutions for which such stockholders have the right to vote. The determination of whether a matter requires the vote by the holders of Series “L” under such basis would initially be made by the board of directors or by any other party that calls a stockholders’ meeting to decide on the resolution. A negative decision would be subject to judicial challenge by any affected stockholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposal requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

b) At a regular meeting held on July 9, 2008, the stockholders’ agreed to declare a cash dividend of P. 2,786,482, equal to P. 0.15 per outstanding share. Such dividend was paid in two installments on August 26 and November 22, 2008.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

c) From the date on which Telmex Internacional was incorporated until the date the shares of Telmex Internacional and TELMEX began to trade separately, TELMEX continued acquiring both its own shares, which at the time represented both shares of Telmex and shares of Telmex Internacional, by an amount equivalent to P. 3,571,744 corresponding to 414 million Series “L” shares and 1 million Series “A” shares of Telmex Internacional.

The shares acquired by TELMEX in the name of Telmex Internacional amounted to P.3,571,744, which in conformity with the resolutions adopted by the Board of Directors of TELMEX were transferred by TELMEX to Telmex Internacional as part of the split-up in cash and cash equivalents (inflow). Telmex Internacional then paid TELMEX for the value of the shares that TELMEX acquired in the name of Telmex Internacional (outflow), and the related amounts and treasury shares of both companies were adjusted accordingly. At a regular stockholders’ meeting held on July 9, 2008, the stockholders authorized P. 10,000,000 for the purchase of the Company’s own shares and as of such date, the Company initiated a program to purchase its own shares.

In addition, during 2008, the Company acquired 620.1 million Series “L” shares for P. 4,230,648 and 2.2 million Series “A” shares for P. 14,654. The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is allocated to retained earnings.

d) In conformity with the Mexican Corporations Act, at least 5% of net income of the year approved by the stockholders, must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches 20% of capital stock. At December 31, 2008, the Company has not yet contributed to this reserve.

e) The terms of the split-up established that neither Telmex Internacional nor TELMEX would hold shares of the other. At the time of the split-up, each TELMEX stockholder became an owner of the same number and class of shares in Telmex Internacional as they held in TELMEX. Consequently, both companies were owned by the same stockholders.

Subsequent events

a) In April 2009, the Company declared a dividend of P. 0.17 per share, which is payable in equal installments of P. 0.085 per share, in August 2009 and November 2009.

b) At a regular stockholders’ meeting held on April 29, 2009, the stockholders’ authorized the increase by P. 5,000,000 the amount of funds that can be used to purchase the Company’s own shares. From January 1 to June 24, the Company acquired 166.9 million Series “L” shares for P. 1,203,672 and 3.1 million Series “A” shares for P. 21,846.

16.	Income Tax and Flat-rate Business Tax

a) The Mexican Flat-rate Business Tax (FRBT) Law was published on October 1, 2007. On January 1, 2008, the Law became effective and abolished the Asset Tax Law. This FRBT law is only applicable to income generated in Mexico.

Beginning January 1, 2008 the FRBT is computed by applying the applicable rate to income determined on the basis of cash flows, which will be determined by deducting authorized deductions from all income collected from those activities that are subject to the tax. As established under the Law, the so-called FRBT credits are deducted from the FRBT payable as determined. Under the Law’s transitory provisions, the FRBT rate is 16.5% in 2008, 17% in 2009 and 17.5% in 2010 and succeeding years.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

FRBT is payable only to the extent it exceeds income tax for the same period. To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period.

For the year ended December 31, 2008, the Company had no FRBT payable and based on its tax result projections, estimates that it will not be subject to the payment of FRBT in subsequent years.

b) For the years ended December 31, 2008, 2007 and 2006 income tax expense is as follows:

Income tax (Foreign entities):

	2008		2007		2006
Current	P.	117,360	P.	1,139,840	P.	1,006,624
Deferred		552,828		1,415,789		(558,996)

Total income tax of foreign entities	P.	670,188	P.	2,555,629	P.	447,628

Income tax (Mexican entities):

	2008		2007		2006
Current	P.	328,142	P.	916,480	P.	999,043
Deferred		261,003		14,654		(205,683)

Total income tax of Mexican entities	P.	589,145	P.	931,134	P.	793,360

Total income tax of foreign and Mexican entities	P.	1,259,333	P.	3,486,763	P.	1,240,988

c) At December 31, 2008 and 2007, the foreign entities recognized deferred taxes on the following temporary differences:

	2008		2007
Deferred tax assets:
Tax loss carryforwards	P.	5,929,439	P.	14,003,834
Accrued liabilities		1,165,594		2,847,207
Plant, property and equipment		2,111,619		2,623,981
Allowances and other reserves		1,146,298		1,177,368
Valuation allowance on tax loss carryforwards and other assets		(3,855,167)		(13,460,225)

		6,497,783		7,192,165

Deferred tax liabilities:
Licenses		(603,051)		(356,401)
Other		(190,800)		(2,291)

		(793,851)		(358,692)

Deferred tax asset, net	P.	5,703,932	P.	6,833,473

On February 29, 2008, Vésper S.A. and Vésper São Paulo, S.A (Embratel’s subsidiaries) were merged into Embratel; as a result, the tax loss carryforward of P. 27,048,770 and the negative social contribution base of P. 27,083,964 related to the merger are unrecoverable. The aforementioned amounts were fully reserved as of December 31, 2007.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

d) At December 31, 2008 and 2007, the Mexican entities recognized deferred taxes on the following temporary items:

	2008		2007
Deferred tax assets
Advance billings	P.	718,471	P.	1,243,511
Allowance for doubtful accounts		29,174		27,804
Accrued liabilities		6,883		23,005
Inventories		—		3,277

	P.	754,528	P.	1,297,597

Deferred tax liabilities:
Deferred assets	P.	(141,949)	P.	(464,956)
Deferred tax liabilities		(6,915)		(26,890)
Effect of translation of investments		(2,176,811)		—
Plant, property and equipment		(1,410)		(5,530)

		(2,327,085)		(497,376)

Deferred tax (liabilities) asset, net	P.	(1,572,557)	P.	800,221

Total deferred tax asset, net	P.	4,131,375	P.	7,633,694

e) The income tax rates applicable in 2008 in the countries where the Company operates and the years in which tax loss carryforwards may be applied are as follows:

	Statutory tax rate	Carryforward period (years)
Mexico	28%	10 years
Brazil	34%	No expiration
Argentina	35%	5 years
Chile	17%	No expiration
Colombia	33%	No expiration
Ecuador	25%	5 years
U.S.A.	35%	10 years
Peru	30%	4 years

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The pretax income of foreign subsidiaries in 2008, 2007 and 2006 was P. 4,686,318, P. 7,418,436 and P. 1,273,323, respectively. The pretax income of Mexican subsidiaries in 2008, 2007 and 2006 was P. 2,203,943, P. 3,082,005 and P. 2,985,354, respectively.

At December 31, 2008 and 2007, Embratel and subsidiaries have available tax loss carryforwards of P. 9,223,070 and P. 36,865,609, respectively, and negative social contribution bases of P. 8,604,919 and P. 36,246,364, respectively. Under Brazilian tax legislation, tax losses may be carried forward in future years and never expire; however, the tax loss carryforward applied in each year may not exceed 30% of the tax base. The tax rates applicable to the tax loss carryforwards and negative social contribution bases are 25% and 9%, respectively.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Also, at December 31, 2008 and 2007, subsidiaries of the following countries have available tax loss carryforwards that may be utilized in future years (see table above for carryforward period of each country):

	2008		2007
Chile	P.	5,485,088	P.	4,666,571
Argentina		1,188,338		740,099
Colombia		1,725,158		291,305
Ecuador		206,289		55,645

f) A reconciliation of the statutory corporate income tax rate to the effective income tax rate recognized by the Company for financial reporting purposes for the years ended December 31, is as follows:

	2008		2007		2006
Income before statutory income tax	P.	6,890,261	P.	10,500,441	P.	4,258,677
Statutory Mexican income tax rate		28.0%		28.0%		29.0%

Income tax to statutory rate		1,929,273		2,940,123		1,235,016
Difference with enacted rates in Mexico		392,752		474,544		134,999
Other tax deductions		39,749		6,190		(8,138)
Nontaxable income		(164,354)		(110,731)		(96,498)
Valuation allowance on tax loss carryforwards and other assets		(750,961)		139,384		—
Tax Inflation effect		(128,091)		(126,215)		(62,119)
Other differences		(59,035)		163,468		37,728

Income tax	P.	1,259,333	P.	3,486,763	P.	1,240,988

Effective income tax rate		18.3%		33.2%		29.1%

g) At December 31, 2008, the balance of the Restated contributed capital account (CUCA) and the Net tax profit account (CUFIN) was P. 20,754,461 and P. 15,558,927, respectively. These amounts correspond to Telmex Internacional, S.A.B. de C.V. on a stand alone basis.

17.	Commitments and Contingencies

a) Commitments

At December 31, 2008, the Company has non-cancelable commitments of P. 3,215,137 (P. 2,561,839 in 2007) for the purchase of equipment, consulting and management services, and rights of exploitation for orbital positions. Payments made under purchase agreements aggregated to P. 2,275,215 in 2008 (P. 181,783 in 2007 and P. 1,212,640 in 2006).

The Company’s subsidiary Consertel conducted a split-up in December 2007, which gave rise to a new Company called Integración de Servicios TMX, S.A. de C.V. that remained as a subsidiary of Telmex when the new corporation Telmex Internacional was established. A certain amount of Consertel’s obligations were transferred to Integración de Servicios TMX. Under Mexican law, if Integración de Servicios TMX defaults on any of those obligations, the claimant may assert a claim against the subsidiary Consertel. The Company considers the risk of assertion of any such claim to be remote.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

b) Contingencies in Brazil

Brazilian value-added goods and services tax (ICMS)

In August 2006, an agreement was published granting a proportional reduction of Embratel’s liability plus re-expression penalties and surcharges generated through July 2006 related to the Brazilian ICMS tax on communication services. The provisions of this agreement are applicable throughout all the states of Brazil, and the Federal District (Brasilia). In 2007, Embratel made payments of P. 5,353,156 (P. 3,022,783 in 2006), which includes payments to the State of Sao Paulo, thus laying to rest any disputes related to the matter in the states that implemented the benefits of this agreement.

Also, in the states in which the benefits of this agreement have not yet been implemented, Embratel has an accrual recorded of P. 86,444 (P. 91,541 in 2007), as it considers that such states will most likely enter into agreements to settle such liabilities.

Embratel received assessments by the tax authorities related to alleged undue ICMS tax credits of P. 133,547 (P. 221,643 in 2007) not addressed by the agreement referred to in the first paragraph above that are considered by the external lawyers as probable losses. Contingencies from the legal proceedings that are considered to be possible losses aggregate to P. 2,489,332 (P. 860,396 in 2007).

As a result of the merger in 2008 of Vésper S.A. and Vésper São Paulo, S.A. into Embratel, the contingencies related to the disappearing companies in 2007 of P. 43,727, were transferred to Embratel, which had been provided for since they are considered to be probable losses.

Star One has tax contingencies of P. 4,447,242 (P. 4,686,724 in 2007) for unpaid ICMS on internet and satellite use, which the Company considers is a possible loss; consequently, the Company has not provided for such contingencies in the financial statements.

Income tax on inbound international income

In March 1999, the Brazilian Federal Tax Agency (SRF) assessed the subsidiary Embratel with a tax claim in the amount of P. 1,762,096 for failing to pay income tax for years 1996 and 1997. Embratel filed an appeal against this assessment with Brazil’s Special Federal Tax Court, which is still pending; however, the Company considers that there is a high likelihood of loss. Therefore, an accrual of P. 3,242,897 in 2007 (P. 3,312,685 in 2006) was recorded, which included interest and monetary correction of P. 1,861,769 included in the “Other income and expense” caption in the income statement for the year ended on December 31, 2006. In March 2008, this contingency became due and payable to the SRF, and Embratel extinguished the obligation by offsetting its available tax credits.

Brazilian Social Welfare Tax on Service Exports (PIS)

Embratel, Star One, Primesys Soluções Empresariais, S.A. and Telmex do Brasil Ltda., have tax contingencies of P. 1,056,538, related to the contributions to PIS prior to 1995, which were offset in conformity with Brazilian tax laws. Based on the known facts and arguments and on the lawyers’ opinions, only P. 3,655 (P. 3,675 in 2007) of this contingency was considered as a probable loss and P. 1,052,802 (P. 1,015,043 in 2007) as a possible loss.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Brazilian Social Welfare Tax for Service Export Security Tax (COFINS)

Embratel, Star One y Telmex do Brasil Ltda. have tax contingencies of P. 110,125 (P. 110,478 in 2007) related to the payment of COFINS from 1999, which were considered a probable loss, as well as P. 2,297,788 (P. 1,736,000 in 2007), considered as a possible loss.

Other tax contingencies

Embratel, Telmex do Brasil Ltda., and Embratel Participações, S.A. were assessed with a tax claim related to the non-payment of CPMF (Contribuição Provisória sobre Movimentação Financeira), and for the dispute on the Municipal Real Property Tax (IPTU) of which P. 62,049 was considered a probable loss and P. 2,740 was considered as a possible loss.

Embratel, Embratel Participações, S.A., Telmex do Brasil Ltda., Brasil Center Comunicações Ltda. and Primesys Soluções Empresariais S.A. have other on-going tax litigations involving the Brazilian Social Security Institute (INSS), Income Tax and Social Contribution on Net Income (IRPJ/CSLL), Telecommunications Systems Universalization Fund (FUST), Telecom Development Fund (FUNTTEL) and Income Tax on Payments Abroad (IRRF), among others. The total amount of the claim that is considered a probable loss is P. 24,950 (P. 80,370 in 2007) and P. 3,042,072 (P. 2,439,270 in 2007) was considered a possible loss.

Additionally, Embratel received assessments by the Brazilian tax authorities in the form of a fine for not filing electronic files from 2001 through 2005 of P. 2,714,716 (P. 2,874,784 in 2007), which are considered as a possible loss.

Embratel and Star One have other on-going litigations relating to the offsetting of IRPJ, PIS, COFINS, CIDE, CSLL, and IRRF on allegedly undue IRPJ and ILL credit of P. 2,261,570, which are considered as a possible loss.

Disputes with third parties

Certain cases on a number of different matters are in advanced stages of the litigation process and, according to Embratel’s external lawyers, the subsidiary stands a chance of losing at least some of these suits; consequently, P. 810,682 (P. 725,711 in 2007) has been reserved for probable unfavorable rulings.

Additionally, Embratel, Telmex do Brasil Ltda., BrasilCenter Comunicações Ltda. and Primesys Soluções Empresariais S.A. have other on-going litigation processes of P. 1,156,670 (P. 817,680 in 2007), which are considered as a possible loss.

Other civil and labor contingencies

Embratel is party to claims filed by its telephone service customers, for which it has accrued of P. 112,784 (P. 92,166 in 2007), since such amount was considered as a probable loss, and P. 297,708 (P. 323,533 in 2007) was considered as a possible loss.

Primesys Soluciones Empresariales, S. A. and Telmex do Brasil Ltda. received a fine from Anatel of P. 1,033,604 (P. 958,323 in 2007), of which P. 912,473 (P. 776,481 in 2007) was considered to be a possible loss, and P. 121,131 (P. 181,842 in 2007) was considered as a probable loss.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

There are other on-going labor litigations that could give rise to contingencies for which the Company accrued P. 504,547 (P. 553,390 in 2007), since such amount is considered as a probable loss, and P. 671,455 (P. 595,167 in 2007), was classified as a possible loss.

18.	Segments

Telmex Internacional operates in various countries in Latin America. Additional information related to the Company’s operations is provided in Note 1. The most relevant segment information, which has been prepared based on the accounting policies described in Note 2, is as follows:

	(2008 in millions of nominal Mexican pesos; 2007and 2006 in millions of Mexican pesos with purchasing power at December 31, 2007)
	Mexico		Brazil		Argentina		Chile		Colombia		Peru		Ecuador		U.S.A.		Eliminations		Consolidated total
December 31, 2008
Operating revenues	P.	5,171	P.	59,954	P.	1,799	P.	2,380	P.	5,678	P.	1,270	P.	63	P.	300	P.	(610)	P.	76,005
Depreciation and amortization		73		6,773		449		494		883		248		29		19		—		8,968
Operating income		2,015		8,303		(290)		(299)		(226)		(120)		(136)		(324)		—		8,923
Segment assets		424		135,599		4,502		6,169		11,081		4,228		1,170		34		—		163,207
Goodwill		—		7,345		438		1,436		6,374		309		230		354		—		16,486
December 31, 2007
Operating revenues	P.	5,490	P.	55,457	P.	1,445	P.	1,695	P.	2,695	P.	987	P.	29	P.	111	P.	(149)	P.	67,760
Depreciation and amortization		66		6,442		263		344		434		189		17		16		—		7,771
Operating income		3,184		7,334		(37)		(149)		172		13		(23)		(164)		—		10,330
Segment assets		402		134,688		3,304		3,972		6,119		2,143		231		15		—		150,874
Goodwill		—		7,527		408		1,487		6,055		308		230		283		—		16,298
December 31, 2006
Operating revenues	P.	5,287	P.	55,457	P.	1,379	P.	1,573	P.	1,057	P.	818	P.	—	P.	2	P.	(53)	P.	65,520
Depreciation and amortization		86		7,369		214		275		149		175		—		3		—		8,271
Operating income		3,062		399		(86)		(383)		306		48		—		(30)		—		3,316
Segment assets		373		137,878		2,635		3,520		1,702		1,838		—		7		—		147,953
Goodwill		(27)		8,540		214		1,400		122				—		356		—		10,605

Intersegmental income by country is omitted as it is considered immaterial.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

19.	Differences between Mexican FRS and U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“Mexican FRS”), which differ in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”).

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

As described in Note 2c, effective January 1, 2008, the Company ceased to recognize the effects of inflation on its financial statements as required by Mexican Financial Reporting Standard B-10. However, as required by such new standard, the financial statement amounts that were previously reported remained unchanged, and the inflation adjustments previously recognized have been maintained in their corresponding caption. This new standard requires that the re-expressed amounts of non-monetary assets as reported at December 31, 2007 become the carrying amounts for those assets effective January 1, 2008. The carrying amounts will also affect net income in future periods. For example, depreciation expense after the adoption of B-10 will be based on carrying amounts of fixed assets that include inflation adjustments recorded prior to the adoption of Mexican FRS B-10.

The Mexican FRS and US GAAP amounts included in this Note, as they relate to the year ended December 31, 2008, are presented in the carrying amounts as required by MFRS B-10. The effects of inflation that were recorded prior to 2008 have not been included in the reconciliations to US GAAP.

Through December 31, 2007 the consolidated financial statements prepared under Mexican FRS included the effect of inflation as provided by Bulletin B-10 and, in the case of foreign operations, as provided by Bulletin B-15, “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”. The reconciliation to U.S. GAAP includes a reconciling item for the reversal of the effect of applying Bulletin B-15 for the re-expression into constant pesos as of December 31, 2007, for the year ended December 31, 2006, because the application of such provisions was equivalent to not presenting the comparative financial statements in the same currency for all periods presented, as required by Securities and Exchange Commission (SEC) rules.

The Mexican FRS and U.S. GAAP amounts, included throughout Note 19 for the years ended December 31, 2007 and 2006, are presented in constant Mexican pesos as of December 31, 2007. The 2006 amounts were re-expressed by using the Mexican inflation factor of 1.0376. The reconciliation to U.S. GAAP for the years ended December 31, 2007 and 2006, does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10), because the application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the Mexican economy as permitted by the SEC.

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect net income, stockholders’ equity and resources provided by operating and financing activities.

Cash flow information:

As described in Note 2y, the Company adopted Mexican FRS B-2 Statement of cash flows on January 1, 2008. The cash flow statement as prepared under MFRS for the year ended December 31, 2008 complies with International Accounting Standard No. 7, “Cash Flow Statements”, as issued by the International Accounting Standards Board, and thus, no reconciliation is presented.

However, the financial statements under Mexican FRS for the years ended December 31, 2007 and 2006, include the presentation of the statement of changes in financial position as provided for under Bulletin B-12. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows” SFAS 95 does not provide guidance with respect to inflation adjusted financial statements. For 2007 and 2006, in accordance with Mexican FRS, the changes in current and long-term debt due to re-expression into constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. Also, under U.S. GAAP non-cash investing activities are not reported in the statement of cash flows; whereas the statement of changes in financial position prepared under Mexican FRS, non-cash transactions that affect the financial structure of an entity must be presented separately

If the monetary gain and the exchange gain or loss related to the debt reported in the years ended December 31, 2007 and 2006, were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

	Year ended December 31
	2007		2006
Cash flows from operating activities:
Net income under U.S.GAAP	P.	5,739,051	P.	1,167,121
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		7,368,594		7,202,697
Amortization		1,068,839		721,578
Effect of exchange rate differences on debt		(2,789,199)		(725,251)
Monetary gain, net		141,051		(243,355)
Goodwill impairment		—		305,304
Deferred taxes		1,883,584		(142,147)
Deferred revenues and deferred credits		(26,267)		300,803
Equity interest in net income of affiliates		(717,730)		(505,200)
Non-controlling interest		437,318		551,041
Net periodic cost of labor obligations		145,575		138,373
Change in operating assets and liabilities		(728,494)		(2,050,913)

Total adjustments		6,783,271		5,552,930

Net cash provided by operating activities		12,522,322		6,720,051

Cash flows from investing activities:
Investment in plant, property and equipment and Inventories		(14,679,007)		(9,644,569)
Initial cash from subsidiaries acquired		352,276		44,956
Investment in subsidiaries and affiliates		(10,336,068)		(8,482,293)
Other assets		(1,921,005)		(1,000,417)

Net cash used in investing activities		(26,583,804)		(19,082,323)

Cash flows from financing activities:
Proceeds from new loans		6,079,868		8,529,661
Repayment of loans		(3,771,268)		(2,003,018)
Capitalized interest		(113,153)		(158,874)
Cash dividends paid to non-controlling interest		(27,403)		(423,402)
Increase in parent investment		19,990,005		8,153,409

Net cash provided by financing activities		22,158,049		14,097,776

Effect of inflation accounting on cash and cash equivalents		3,178,444		(688,730)
Net increase in cash and cash equivalents		11,275,011		1,046,774
Cash and cash equivalents at beginning of year		5,992,792		4,946,018

Cash and cash equivalents at end of year	P.	17,267,803	P.	5,992,792

	2007		2006
Supplemental disclosure of cash flow information:
Income taxes paid	P.	1,385,028	P.	1,236,955
Interest paid		3,194,300		1,713,717
Employee profit sharing paid		51,733		51,619

Noncash transactions related to investment in plant, property and equipment as of December 31, 2008, 2007 and 2006 were P. 281,181, P. 200,067 and P. 131,450, respectively.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Capitalized interest:

Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive cost of financing incurred during the construction period must be considered as an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of capitalized comprehensive cost of financing for U.S. GAAP purposes was determined by applying the weighted average rate of interest of financing.

Under Mexican FRS in force through December 31, 2006, the Company did not capitalize the financing comprehensive cost in its Mexican FRS financial statements. Starting January 1, 2007, although Telmex Internacional adopted the policy of capitalizing the comprehensive result of financing costs on assets under construction started on or after January 1, 2007, as a result of adopting Mexican FRS D-6, it did not capitalize any comprehensive result of financing cost since it has not had significant qualifying assets with prolonged acquisition periods. The reconciling items for 2008, 2007 and 2006 show the capitalized interest and the related depreciation, as required under U.S. GAAP.

Valuation of inventories and plant, property and equipment:

As previously discussed in Note 2j, through December 31, 2007, the re-expression of plant property and equipment was based on the rate of inflation in the respective country of origin. This method is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the re-expression of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, inventories, plant, property and equipment and stockholders’ equity increased by P. 8,935,167 in 2008 (P. 11,017,527 in 2007), and the depreciation expense for 2008 increased by P. 1,468,915 (P. 1,674,019 and P. 1,843,229 in 2007 and 2006, respectively).

Deferred income tax and deferred employee profit sharing:

As mentioned in Note 2s, under Mexican FRS, deferred income tax is determined on all differences in balance sheets accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date, which is basically in conformity with Statement of Financial Accounting Standards No. 109 (“SFAS 109”), Accounting for income taxes, except for the treatment of deferred taxes on effect of translation of foreign entities.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Through December 31, 2007, deferred employee profit sharing under U.S. GAAP had been determined following the guidelines of SFAS 109, because under Mexican FRS the deferred consequences of employee profit sharing were determined on temporary differences considered non-recurring with a known turnaround time. The reconciliations between MFRS and USGAAP do not include deferred employee profit sharing as related amounts are not significant.

Under Mexican FRS employee profit sharing are presented as other (expenses), net; whereas under US GAAP, such expenses are presented in operating costs and expenses.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

As described in Note 2p, under Mexican FRS the Company began recognizing on January 1, 2008 deferred employee profit sharing, using the asset and liability method. Under this method, deferred profit sharing is computed by applying the 10% rate to all differences between the values of all assets and liabilities for financial and tax reporting purposes, which is basically in conformity with SFAS 109.

In accordance with new MFRS D-4 effective on January 1, 2008, under Mexican FRS Telmex Internacional recognized deferred taxes on the accumulated effect of translation of foreign entities, which at the beginning of the year was a decrease in stockholders’ equity of P. 2,577,861 and for the year ended December 31, 2008 an increase of P. 401,050. However, under US GAAP, deferred tax consequences on unremitted foreign earnings that are considered to be permanently invested are not recognized. Therefore, the Company has eliminated the deferred tax consequences on the effect of translation of its foreign operations in the reconciliation of stockholders’ equity between Mexican FRS and US GAAP. In the event that Company repatriated these earnings, incremental taxes may be incurred. The Company has determined that it is not practicable to determine the amount of these incremental taxes.

The deferred tax adjustment included in the net income and stockholders’ equity reconciliations, includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation between Mexican FRS and U.S. GAAP.

The differences in the recognition of deferred income tax between Mexican FRS and U.S. GAAP for purposes of the income statement were as follows:

2006	P.	(514,911)
2007		(453,141)
2008		(2,013,208)

The effect of deferred income tax on the difference between the indexed cost and the specific indexation factor valuation of fixed assets and inventories, primarily for operation of the telephone plant is applied as an adjustment to stockholders’ equity. The related accumulated amounts at December 31, 2008 and 2007 that decreased equity were P. (2,852,202) and P. (3,519,494), respectively.

The yearly changes in the accumulated amount for deferred taxes applied to equity as a result of this effect from 2006 through 2008 are the following:

2006	P.	780,800
2007		(651,267)
2008		471,331

In 2007 and 2006, monetary gains of P. 267,411 and P. 123,251, respectively, on the deferred taxes balance related to the difference between the indexed cost and specific indexation cost valuation of fixed assets and inventories, primarily for operation of the telephone plant, were taken to equity, as part of the change of the year.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Deferred taxes from our foreign operations under U.S. GAAP at December 31, 2008 and 2007 are as follows:

	2008		2007
Deferred tax assets:
Tax loss carryforwards	P.	5,929,439	P.	14,003,834
Accrued liabilities		1,255,264		2,847,207
Allowance and other reserves		1,146,298		1,177,368
Valuation allowance on tax loss Carryforwards and other assets		(3,855,167)		(13,460,225)

		4,475,834		4,568,184

Deferred tax liabilities:
Plant, property and equipment		(2,617,905)		(2,196,300)
Licenses		(462,133)		(356,401)
Other		(190,800)		(2,291)

		(3,270,838)		(2,554,992)

Deferred tax asset, net	P.	1,204,996	P.	2,013,192

For Mexican FRS purposes, as discussed earlier in Note 16, the net deferred income tax assets recognized for the foreign operations amounted to P. 5,703,932 and P. 6,833,473 at December 31, 2008 and 2007, respectively.

Deferred taxes from our Mexican operations under U.S. GAAP at December 31, 2008 and 2007 are as follows:

	2008		2007
Deferred tax assets:
Advance billings	P.	718,471	P.	1,243,511
Allowance for doubtful accounts		29,174		27,804
Accrued liabilities		6,883		23,005
Inventories		—		3,277

		754,528		1,297,597

Deferred tax liabilities:
Deferred assets		(22,598)		(464,956)
Deferred tax liabilities		(6,915)		(26,890)
Plant, property and equipment		(1,410)		(5,530)

		(30,923)		(497,376)

Deferred tax assets, net	P.	723,605	P.	800,221

Total deferred tax asset, net	P.	1,928,601	P.	2,813,413

For Mexican FRS purposes, as discussed earlier in Note 16, the net deferred income tax (liability) asset recognized for the Mexican operations amounted to P. (1,572,557) and P. 800,221 at December 31, 2008 and 2007, respectively.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Under U.S. GAAP, deferred tax assets and liabilities are classified as current or non-current, based on the classification of the asset or liability that originated it. A deferred tax asset or liability that is not related to an asset or liability for financial reporting purposes, including deferred tax assets related to carryforwards, are classified in accordance to its expected reversal date. For a particular tax-paying component and within a particular tax jurisdiction, (a) all current deferred tax assets and liabilities are offset and presented as a single amount and (b) all noncurrent deferred tax assets and liabilities are offset and presented as a single amount. However, deferred tax assets and liabilities attributable to different tax-paying components of the enterprise or to different tax jurisdictions are not offset.

Under Mexican FRS, deferred tax assets and liabilities are classified as noncurrent and are presented in one net amount in the balance sheet. The consolidated amounts of deferred taxes are not offset if they do not belong to the same taxable entity and to the same taxing authority.

Employee benefit obligation:

Brazil – Defined contribution plan as of December 31, 2008 and 2007 is as follows:

	2008		2007
Unfunded liability (*):
Beginning balance	P.	605,961	P.	598,691
Plus – adjustments for percentage yield on plan assets		48,186		37,253
Less – payments during the year		(142,862)		(125,520)
Effect of translation		(33,522)		95,537

Ending balance	P.	477,763	P.	605,961

Total expense:
Matching contribution plus risk benefits	P.	117,042	P.	120,140

(*)	The unfunded liability represents Embratel’s obligation for those participants that migrated from the defined-benefit plan to the defined-contribution plan. Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the Brazilian general price index plus 6% per annum.

Plan assets:

The plan assets to cover pension and other post-retirement benefits in Brazil totaled P. 9,300,795 and P. 9,135,825 at December 31, 2008 and 2007, respectively. The Telos fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds primarily invest in Brazilian securities. Under its current investment strategy, pension assets of Telos are allocated with a goal to achieve the following distribution:

•	10% in nominal bonds to guarantee the short-term liabilities

•	75% in inflation-indexed bonds to guarantee the long-term liabilities

•	10% in stocks to hedge an unexpected decrease in the long-term real interest rate

•	5% in real estate as a strategy of diversification

•	seek the duration and convexity matching between its assets and liabilities

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

The actual allocations for the pension assets as of December 31, 2008 and 2007 are as follows:

	2008
	Defined benefit plan	Defined contribution plan	Medical plan	Total
Fixed income	81%	94%	100%	86%
Stocks	14%	5%	0%	11%
Real estate	4%	0%	0%	2%
Beneficiary loans	1%	1%	0%	1%

Total	100%	100%	100%	100%

	2007
	Defined benefit plan	Defined contribution plan	Medical plan	Total
Fixed income	82%	89%	96%	86%
Stocks	13%	9%	0%	10%
Real estate	4%	0%	0%	2%
Beneficiary loans	1%	2%	4%	2%

Total	100%	100%	100%	100%

Telos has determined the overall expected long-term rate of return on assets of 6.0% based on historical returns and the extent to which adjustments were made to those historical returns, and how those adjustments were determined.

Estimate future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years	Defined benefit plan		Medical plan		Total per year
2009	P.	635,819	P.	94,693	P.	730,512
2010		659,136		108,254		767,390
2011		683,363		123,096		806,459
2012		707,514		139,230		846,744
2013		731,526		156,632		888,158
2014 to 2018		4,027,137		1,076,669		5,103,806

Total	P.	7,444,495	P.	1,698,574	P.	9,143,069

SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an Amendment of FASB Statements Nos. 87, 88, 106 and 132(R), requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s overfunded status or a liability for a plan’s underfunded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

The requirements to recognize the funded status of a defined benefit plan and the disclosures requirements in conformity with SFAS 158 were effective for fiscal years ending after December 15, 2006.

The impact of adoption of SFAS 158 resulted in the following:

Brazil

Defined-benefit pension plan (DBP):

	Prior to adopting SFAS 158		Effect of adopting SFAS 158 Debit (Credit)		As reported at December 31, 2006
Accrued pension cost (liability) asset	P.	(138,152)	P.	897,571	P.	759,419
Non-controlling interest		—		(27,286)		(27,286)
Stockholders’ equity debit (credit)		138,152		(870,285)		(732,133)

Medical assistance plan (MAP):
	Prior to adopting SFAS 158		Effect of adopting SFAS 158 Debit (Credit)		As reported at December 31, 2006
Accrued pension cost (liability) asset	P.	(1,377,375)	P.	(379,096)	P.	(1,756,471)
Deferred income tax asset		251,849		128,891		380,740
Non-controlling interest		—		7,607		7,607
Stockholders’ equity net of deferred taxes debit (credit)		1,125,526		242,598		1,368,124

The components of the plan’s funded status that are reflected in the consolidated statement of financial position as of December 31, 2008 and 2007 are as follows:

	2008				2007
	DBP		MAP		DBP		MAP
Projected benefit obligation	P.	(7,598,503)	P.	(2,365,848)	P.	(7,204,148)	P.	(2,443,216)
Fair value of plan assets		9,172,387		128,408		8,921,064		214,761

Over (under) funded status	P.	1,573,884	P.	(2,237,440)	P.	1,716,916	P.	(2,228,455)

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Amounts recognized in accumulated other comprehensive income for US GAAP purposes consist of the following:

	2008				2007
	DBP		MAP		DBP		MAP
Unrecognized actuarial (gain) loss	P.	(1,376,017)	P.	248,417	P.	(1,736,745)	P.	378,018
Unrecognized net transition obligation at the date of initial application		—		—		4,124		—

Total	P.	(1,376,017)	P.	248,417	P.	(1,732,621)	P.	378,018

Through December 31, 2007, for MFRS reporting purposes, labor obligations were accounted for under rules similar to SFAS 87, 88 and 112 prior to their amendment by SFAS 158, effective December 31, 2006, which requires companies to recognize changes in the funded status (benefit obligation less fair value of plan assets) in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. Under Mexican FRS, such items are being amortized over the estimated average remaining working lifetime of the Company’s employees.

Effects of inflation accounting on U.S. GAAP adjustments:

Through December 31, 2007, to determine the net effect on the consolidated financial statements of recognizing the U.S. GAAP adjustments described throughout this Note, it was also necessary to recognize the effects of inflation on such adjustments as described in Note 2c. These effects were taken into consideration in the preparation of U.S. GAAP reconciliations of net income and stockholders’ equity.

However, the Company has reversed the re-expression of the financial information for prior periods, as related to its foreign operations, into constant Pesos at December 31, 2007, using a weighted average inflation factor of 1.2607, and re-expressed such period into constant Mexican Pesos at December 31, 2007 using the Mexican only inflation factor of 1.0376, in order to present its financial statements in the same reporting currency for all periods included in this Note.

Effective January 1, 2008, and as a result of adopting MFRS B-10, Effects of inflation, the Company ceased recognizing the effects of inflation in its financial statements and considered the re-expressed amounts of all non-monetary items as its carrying basis as of January 1, 2008. The Company has not reconciled the inflation adjustments still included in its non-monetary items, with one exception for the adjustments in the valuation of property plant and equipment and related depreciation expense, previously mentioned in this Note.

Business combinations and goodwill and other intangible assets:

Step acquisitions:

Under Mexican FRS, business acquisitions are recorded using the acquisition method. The acquisition method requires the determination of the fair value of net assets acquired and the allocation of the acquisition cost to the estimated fair value of the net assets acquired. Non-controlling interest is measured based on its proportionate share of the fair value of the net assets of the acquired entity.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Under U.S. GAAP, business combinations are recorded using the purchase method which requires that the fair value of net assets acquired be recorded only with respect to the percentage acquired in each step acquisition. Non-controlling interest is recorded based on the carrying value of the entity acquired; hence, the non-controlling interest is not adjusted to reflect the adjustments to fair value of its shares of net assets.

The difference in the application of the acquisition method under Mexican FRS and the purchase method under U.S. GAAP creates reconciling adjustments principally on:

Difference on the measurement of fair value for Mexican FRS and U.S. GAAP

a) Under Mexican FRS, assets acquired and liabilities assumed and their corresponding effect on depreciation and amortization in income are recognized at their full estimated fair values as of the date control is obtained. Under U.S. GAAP the estimated fair value of assets acquired and liabilities assumed is measured by the percentage acquired in each step acquisition using the estimated fair value at each acquisition date.

In the Company’s case, step acquisitions imply the determination of fair values at each acquisition date, which differs from the fair value used under Mexican FRS, which creates a reconciling item for the effects on income of the depreciation of fixed assets, amortization of intangible assets and interest expense. The change in fair value of the percentage acquired at each acquisition date implies the reclassification between stockholders’ equity recognized under Mexican FRS and the fair value of the net assets acquired.

b) Under Mexican FRS, non-controlling interests are recorded at their estimated fair value at the date of acquisition, whereas under U.S. GAAP it is based on the historical carrying values of the acquired entity. This difference in the measurement of non-controlling interest affects the values assigned to fixed assets and intangible assets with definite lives and non-controlling interest on the balance sheet and the related depreciation and amortization, operating income and non-controlling interest on the income statement.

Excess of fair value of acquired net assets over cost treated as equity transaction under Mexican FRS

Mexican FRS requires that acquisitions of non-controlling interests be considered as transactions between entities under common control and thus are treated as equity transactions. Any difference between the acquisition cost and the carrying value of the net assets acquired is recognized in equity, whereas under U.S. GAAP, the acquisition of non-controlling interest is treated as a step acquisition, and any difference between the acquisition cost paid and the fair value of the net assets acquired is treated as goodwill.

In summary, due to the differences mentioned above, the reconciliations between net income and stockholders’ equity include the following adjustments:

In order to recognize the differences between the full fair value utilized for Mexican FRS and the fair value for U.S. GAAP at each acquisition date, and between the full fair value utilized for Mexican FRS and the carrying value for non-controlling interest under U.S. GAAP, the reconciliation of stockholders’ equity for 2008 and 2007 includes a decrease of P.(356,814) and P.(293,485), respectively. For the years ended December 31, 2008, 2007 and 2006, the impact on the reconciliation of net income to recognize the difference in depreciation and amortization expense is P. (79,670), P. 82,780 and P.(226,105), respectively.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

As of December 31, 2008 and 2007, the reconciliation of stockholders’ equity includes decreases of P.(50,458) and P.(53,448) to recognize the difference on the carrying value of fixed assets attributable to the non-controlling interest and its related fair value as recognized under Mexican FRS, which are subsequently reclassified to the mezzanine section of the U.S. GAAP balance sheet. For the years ended December 31 2008, 2007 and 2006 the net income reconciliation includes P.(12,615), P.(13,362) and P.(16,638), respectively, related to the difference in depreciation and amortization on the carrying values of the non controlling interest and its related fair value under Mexican FRS.

As result of the acquisitions of Embrapar’s non-controlling shares in 2005, 2006 and 2007, the Company has determined an excess of fair value of acquired net assets over cost at each acquisition transaction date, which according to Mexican FRS were treated as an equity transaction (capital gain) since they were acquisitions of non-controlling interest; whereas for U.S. GAAP purposes the acquisitions of non-controlling interest are treated as step acquisitions giving rise to negative goodwill that have been accounted for as a reduction of non current assets.

As of December 31, 2008 and 2007, the reconciliation of stockholders’ equity includes P.(4,951,724) related to the reversal of the capital gains recognized under Mexican FRS, and P.3,840,520 and P. 2,748,122, respectively, to recognize the effect on accumulated depreciation and amortization due to the reduction of non-current assets under U.S. GAAP derived from the negative goodwill. For the years ended December 31 2008, 2007 and 2006 the reconciliation of net income includes P.1,092,398, P. 1,092,398 and P. 956,589, respectively, to recognize the effect of negative goodwill on depreciation and amortization expense under US GAAP.

In addition, gains or losses on dilution of investment in affiliate under Mexican FRS have been included in retained earnings, whereas under U.S. GAAP these gains are included in other capital contributions.

Excess of cost over the fair value of acquired net assets

In 2005, the Company acquired the remaining equity interest of a subsidiary. This transaction resulted in an excess of cost over the carrying value of net assets acquired, which was recognized as an equity transaction as required by Mexican FRS for acquisitions of non-controlling interest. As of December 31, 2008 and 2007, the reconciliation of stockholders’ equity includes a credit of P.296,601 due to the reversal of the capital loss recognized under Mexican FRS.

Impairment on Goodwill

Under Mexican FRS, an impairment loss on goodwill must be recognized if its carrying value exceeds its recoverable value, which is the greater between its net selling price, if it can be obtained, and its value in use.

The value in use can be determined through valuation techniques or, in a more practical manner, through its perpetuity value. Goodwill’s net selling price shall be determined in the same manner that goodwill is obtained in a business acquisition. In this case, the net selling price of the business unit must be determined through the use of market values or through valuation techniques.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

The determination of the value in use of goodwill through the determination of perpetuity values is made in two steps. In the first step the entity shall determine the excess of the value in use of the cash generating unit’s assets other than intangible assets with indefinite lives and goodwill, where value in use is the projected discounted cash flows of the cash generating unit. In the second step, entities must measure the perpetuity value of the excess value in use of the cash generating unit, which is determined by dividing the average of the excess of the value in use determined in step 1 by the average of the appropriate discount rates used in the cash projections.

For US GAAP purposes impairment test on goodwill requires a two-step process to identify and quantify the amount of impairment loss to be recognized. The first step of this test requires the comparison of the fair value of the reporting unit against its carrying value. The fair value of a reporting unit is the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. In some instances quoted market prices in active markets provide the best evidence of fair value and shall be used as the basis for the measurement, if available. However, there are instances when the market price of an individual equity security may not be representative of the reporting unit’s fair value taken as a whole.

The quoted market price of an individual equity security, therefore, need not be the sole measurement basis of the fair value of a reporting unit. When quoted market prices are not available, the fair value can be estimated using the best information that is available. US GAAP allows the use of present value techniques, and if used, the estimates of future cash flows used shall be consistent with the objective of measuring fair value. As of December 31, 2006, the reconciliation of net income and stockholders’ equity includes P.305,304 to recognize the effect of the reversal of an impairment loss on goodwill recognized for Mexican FRS. In the determination of fair values, Telmex Internacional used the perpetuity values for Mexican FRS and the discounted cash flows technique for US GAAP purposes. Both techniques give different measurements and results, which in Telmex Internacional’s case, gave rise to an impairment charge under Mexican FRS for goodwill recognized for the acquisitions in Chile, whereas for US GAAP purposes no impairment charge was determined. Therefore, the reconciliations between Mexican FRS and US GAAP show the reversal of P. 305,304 impairment loss recognized under Mexcan FRS.

Goodwill Remeasurement

For Mexican FRS purposes, the goodwill related to the foreign subsidiaries is recorded at the parent level and maintained in the parent’s functional currency. Under USGAAP, the goodwill is “pushed-down” to the subsidiaries and recorded in the subsidiaries’ functional currency and translated into the parent’s reporting currency at year-end exchange rates. In 2008 this resulted in an increase to goodwill and cumulative translation adjustment in stockholder’s equity of P. 447,050.

Goodwill effect of change in valuation allowance of deferred income tax assets

For Mexican FRS purposes, a change in the valuation allowance of deferred income tax assets after the end of the purchase price allocation period that was originally recorded in a business combination using the purchase method is included in the determination of net income in the period in which the adjustment is determined, whereas for US GAAP the adjustment is recorded as reduction of the goodwill determined in the business combination. In 2008 this adjustment resulted in a decrease to goodwill and an increase in income tax expense of P. 1,666,954.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Exchange of long-lived assets between entities under common control

Bulletin B-7 requires that an exchange of assets between entities under common control be recognized based on the carrying value of the assets acquired and any difference with the carrying value of the assets transferred being treated as a capital transaction. For U.S. GAAP, the exchange of assets between entities under common control is accounted for at the lower of fair value or the carrying amount of the assets transferred. As of December 31, 2008 and 2007, the reconciliation of stockholders’ equity includes a decrease of P.(1,170,300) related to the exchange of Telmex do Brasil and Net shares between Embrapar and Telmex Internacional which resulted in an increase in Telmex Internacional’s participation in Embrapar in October 2005.

Equity method in net income of affiliate:

For Mexican FRS purposes, the equity method in the net income of Net Serviços de Comunicação S.A. was based on its net income after its conversion to Mexican FRS (see Note 2a), while for U.S. GAAP purposes, the equity method in the net income of this affiliate is determined based on net income reconciled to U.S. GAAP. The differences in 2008, 2007 and 2006 of P. 117,500, P. 28,655 and P. 38,832, respectively, shown in the net income reconciliation, represent the equity method in the differences applicable in Net, between Mexican FRS and U.S. GAAP, which consist principally of valuation of plant, property and equipment, previously described.

Under Mexican FRS, goodwill generated in an acquisition of an affiliate is presented separately on the balance sheet, whereas under U.S. GAAP goodwill is included in the carrying value of the investment in affiliates.

Transaction between entities under common control:

In 2008, Telmex provided the Company access to its customer database for use in its yellow pages directories for a payment of P. 452,160. Since both entities are subsidiaries of Carso Global, this transaction was considered a transaction between entities under common control and was recognized as a charge to retained earnings for US GAAP purposes net of a tax benefit of P. 126,605. However, under Mexican FRS, the transaction was considered as an acquisition of a definite-lived intangible asset, which is being amortized over a eight-year period. Therefore, an adjustment of P. 426,255 in 2008 was included in the US GAAP reconciliation which represents the excess over Telmex’s carrying value as of December 31, 2008.

Other income (expenses):

Under Mexcian FRS, monetary gains, penalties and interest on tax are presented as other income (expense), net; whereas under US GAAP, are presented in interest income (expense). For the year ended December 31, 2006, the amount reclassified for these items was P. 2,089,910.

Under Mexican FRS current and deferred employee profit sharing are presented as other income (expense), net; whereas under US GAAP they are presented in operating expenses. For the years ended December 31, 2008, 2007 and 2006 the amounts reclassified for this item amounted to (P. 55,734), (P. 62,279) and (P. 62,141), respectively.

Non-controlling interest:

In conformity with Mexican FRS, the share of net income corresponding to non-controlling interests is not deducted to arrive to the Company’s net income, and it is also presented as a component of stockholders’ equity in the Company’s balance sheet, immediately after the caption total majority stockholders’ equity. For U.S. GAAP purposes, non-controlling interest is excluded from the Company’s net income and from stockholders’ equity and included as a “mezzanine item” in the balance sheet.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Accounting for uncertainty in income taxes:

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) as of January 1, 2007.

We establish reserves to remove some or all of the tax benefit of any of our tax positions at the time we determine that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

For purposes of evaluating whether or not a tax position is uncertain, (1) we presume the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally five years for the countries in which the Company principally operates. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in our income tax expense in the first period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

The adoption of FIN 48 as of January 1, 2007 did not have a material impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption, because all uncertain tax positions not more likely than not to be sustained were reserved in prior years.

As described in Note 17-Income tax on inbound international income section to these financial statements, the Company had recorded a liability of P. 3,242,897 in accrued liabilities (including interest and monetary correction of P. 1,861,769) as of December 31, 2007. In March 2008, this matter was settled and the Company offset such liability against available tax credits.

EITF 06-3:

In June 2006, the Emerging Issues Task Force (EITF) ratified the consensus on EITF Issue No. 06-3 (EITF 06-3), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation). EITF 06-3 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 became effective for interim and annual reporting periods beginning after December 15, 2006. The Company continued with our accounting policy of net presentation; therefore, the adoption of EITF 06-3 did not have any impact on our financial condition or results of operations.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Fair value measurements:

On January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements (“SFAS 157”), which establishes a framework for measuring fair value providing a consistent definition of fair value that focuses on exit price and prioritizes, within a measurement of fair value, the use of market based inputs over company specific inputs. SFAS 157 expands the disclosure requirements and establishes a three-level hierarchy for fair value measurements on the observable inputs to the valuation of an asset or liability at the measurement date. This standard requires companies to consider its own nonperformance risk when measuring liabilities carried at fair value, including derivative instruments. SFAS 157 is effective on January 1, 2008 for all financial assets and liabilities and for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis (at least annually). For all other assets and liabilities, this statement is effective on January 1, 2009. The adoption of SFAS 157 did not have a material impact on the Company’s consolidated financial statements. The Company expects that the application of this standard related to all other assets and liabilities effective on January 1, 2009 will not have a material impact on its financial position and results of operations.

SFAS No 159, The Fair Value Option for Financial Assets and Financial Liabilities, (“SFAS 159”) allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument by instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, SFAS 159 specifies that the unrealized gains and losses for that instrument be reported in earnings at each subsequent reporting date. This statement was effective for the Company on January 1, 2008. The Company did not elect to adopt fair value option to any of its outstanding instruments; therefore, it did not have any impact on its consolidated financial statements.

The Company is exposed to counterparty credit risk on all derivative financial instruments. Because the amounts are recorded at fair value, the full amount of the Company’s exposure is the carrying value of these instruments. Credit risk is monitored through established approval procedures, including setting concentration limits by counterparty. The Company only enters into derivative transactions with well-established financial institutions; therefore, the Company believes such credit risk is minimal.

The following table provides a summary of the fair value of significant assets and liabilities at December 31, 2008:

	Fair Value Measurement
	Level 1		Level 2		Level 3	Total
Assets
Derivative financial instruments			P.	1,025,013		P.	1,025,013
Liabilities
Debt	P.	5,500,000	P.	19,953,276		P.	25,453,276

In accordance with Statement of Financial Accounting Standards No. 107 (“SFAS 107”), “Disclosures about fair value of financial instruments,” under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short-term maturity of these instruments.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on estimated borrowing rates that the Company would be offered for debt of the same remaining maturities and the market value for the senior notes at December 31, 2008 and 2007. Since the Company primarily uses observable inputs in its valuation of its debt, they are considered Level 2. The Company uses quoted prices in active markets in its valuation of senior notes and domestic senior notes, which are considered Level 1. As of December 31, 2008, the carrying value of total debt is P. 25,622,268 (P. 15,982,433 at December 31, 2007) and the fair value is P. 25,453,276 (P. 15,171,151 at December 31, 2007).

Short-term debt:

The Company’s short-term debt at December 31, 2008 and 2007 is P. 11,016,031, and P. 501,180, represented principally by domestic senior notes in 2008.

Advertising:

Advertising costs are expensed as incurred. For the years ended December 31, 2008, 2007 and 2006, advertising expense aggregated to P.1,520,582, P.1,185,779 and P.1,192,640, respectively.

Other subsequent events:

On February 25, 2009, the Company executed agreements with Carso Global Telecom and AT&T International, and paid both companies an aggregate amount of US$ 25 million (P. 371,320) for consulting and administrative services.

A summary of the most significant new pronouncements in U.S. GAAP that will become effective in 2009 or after and may apply to the Company is as follows:

Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS 160”):

In December 2007, the FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary, effective beginning 2009, requiring retroactive presentation and disclosure of existing non-controlling interest. SFAS No. 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. This standard includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Business Combinations (“SFAS 141R”):

In December 2007, the FASB issued SFAS. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141R supersedes SFAS 141, Business Combinations, and establishes principles and requirements as to how an acquiring entity in a business combination recognizes and measures the identifiable assets and goodwill acquired, liabilities assumed, any controlling interest or gain from a bargain purchase in its financial statements, effective beginning 2009. SFAS 141R requires the acquirer to record contingent consideration at the estimated fair value at the time of purchase and establishes principles for treating subsequent changes in such estimates which could affect earnings in those periods. This standard calls for additional disclosure to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This standard is to be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”):

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (“SFAS 161”). SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities. Under SFAS 161, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective beginning January 1, 2009 and encourages comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”):

In April 2008, the FASB issued FASB Staff Position FAS No. 142-3, Determination of the Useful Life of Intangible Assets (“FSP FAS 142-3”). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets. This FASB Staff Position also requires expanded disclosure related to the determination of intangible asset useful lives, effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

Employers’ Disclosures about Postretirement Benefit Plan Assets (“FSP 132 (R)-1”):

In December 2008, the FASB issued FASB Staff Position No. 132 (R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (FSP FAS 132 (R)-1). FSP FAS 132 (R)-1 requires plan sponsors, to provide improved disclosures about plan assets, including categories of plan assets, nature and amount of concentrations of risk and disclosure about fair value measurements of plan assets, similar to those required by SFAS No. 157, Fair Value Measurements. This FASB Staff Position is effective for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Subsequent Events (“SFAS No. 165”):

In May 2009, the FASB issued SFAS No. 165 Subsequent Events. The objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009.

Accounting for Transfers of Financial Assets (“SFAS No. 166”):

In June 2009, the FASB issued FASB Statement No. 166, Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140 (“SFAS 166”), amending the guidance on transfers of financial assets in order to address practice issues highlighted most recently by events related to the economic downturn. The amendments include: (1) eliminating the qualifying special-purpose entity concept, (2) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, (3) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale, (4) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (5) extensive new disclosures. Calendar year-end companies will have to apply SFA 166 to new transfers of financial assets occurring from January 1, 2010. The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Amendments to FIN 46(R) (“SFAS 167”)

In June 2009, the FASB recently issued SFAS 167 as an amendment to FIN 46(R). This guidance represents a significant change to the previous accounting rules and we anticipate it will change the consolidation conclusions for many entities. The standard does not provide for any grandfathering and therefore the FIN 46(R) consolidation conclusions will need to be reassed for all entities. In summary, the new standard:

•	Eliminates the scope exception for qualifying special-purpose entities.

•	Eliminates the quantitative model for determining which party should consolidate and replaces it with a qualitative model focusing on decision-making for an entity’s significant economic activities.

•	Requires a company to continually reassess whether it should consolidate an entity subject to FIN 46(R).

•	Requires an assessment of whether an entity is subject to the standard due to a troubled debt restructuring.

•	Requires extensive new disclosures.

SFAS 167 is effective for company’s first reporting period beginning after November 15, 2009.

The Company is currently evaluating the impact of adopting this standard on its consolidated results of operations and financial position.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Summary:

Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, are as follows:

	Year ended December 31,
	2008		2007		2006
Net income as reported under Mexican FRS	P.	5,630,928	P.	7,013,678	P.	3,017,689
Inflation adjustment (*)						(164,668)

Net income as reported under Mexican FRS after inflation adjustment		5,630,928		7,013,678		2,853,021
U.S. GAAP adjustments:
Capitalized interest or net financing cost		22,252		113,153		158,874
Reversal of amortization of intangible asset acquired in transaction between entities under common control		25,905		—		—
Depreciation of capitalized interest		(37,739)		(26,863)		(10,192)
Deferred income tax under U.S. GAAP included in this reconciliation		(346,254)		(453,141)		(514,911)
Goodwill effect of change in valuation allowance of deferred income tax asset		(1,666,954)		—		—
Difference between the re-expression of depreciation expense based on specific indexation factors and on the basis of the NCPI		(1,468,915)		(1,674,019)		(1,843,229)
Equity interest in net income of affiliate		117,500		28,655		38,832
Reversal of goodwill impairment		—		—		305,304
Negative goodwill effect on depreciation and amortization		1,092,398		1,092,398		956,589
Difference between the measurement of depreciation and amortization expense due to step acquisitions		(79,670)		82,780		(226,105)
Reclassification of non-controlling interest on US GAAP adjustments		134,580		112,525		(13,750)
Difference between the carrying value and fair value of non-controlling interest		(12,615)		(13,362)		(16,638)
Reclassification of non-controlling interest		12,615		13,362		16,638
Reclassification of non-controlling interest under Mexican FRS		(95,452)		(549,844)		(537,291)
Effects of inflation accounting on U.S. GAAP adjustments		—		(271)		(21)

Total U.S. GAAP adjustments		(2,302,349)		(1,274,627)		(1,685,900)

Net income under U.S. GAAP	P.	3,328,579	P.	5,739,051	P.	1,167,121

Weighted average outstanding shares (millions)		18,596		19,766		20,948
Earnings per share under U.S. GAAP (in pesos)	P.	0.18	P.	0.29	P.	0.06

(*)	Adjustment that reverses the re-expression of prior periods into constant pesos as of December 31, 2007, using the Telmex Internacional weighted average inflation factor of 1.2607 (see Note 1 II c), and remeasured into constant pesos as of December 31, 2007, using the Mexican-only inflation factor of 1.0376, in order to comply with current requirements of Regulation S-X.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

	Year ended December 31,
	2008		2007
Total stockholders’ equity under Mexican FRS	P.	80,125,250	P.	85,534,256
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest or net financing cost		468,205		472,247
Accumulated depreciation of capitalized interest or net financing cost		(77,791)		(42,415)
Deferred income tax on U.S.GAAP adjustments included in this reconciliation		(1,527,383)		(1,300,786)
Transaction between entities under common control		(426,255)		—
Deferred income tax on effect of translation of foreign subsidiaries		2,176,811		—
Goodwill effect of change in valuation allowance of deferred income tax asset		(1,666,954)		—
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of fixed assets and inventories		(2,852,202)		(3,519,494)
Difference between the re-expression of fixed assets and inventories based on specific indexation factors and on the basis of the NCPI		8,935,167		11,017,527
Labor obligations (SFAS 158)		1,065,281		1,382,528
Equity investment in affiliated company		86,600		(32,722)
Reversal of goodwill impairment		305,304		305,304
Goodwill translation		447,050
Reversal of capital gain due to negative goodwill		(4,951,724)		(4,951,724)
Negative goodwill effect on depreciation and amortization		3,840,520		2,748,122
Difference between the measurement of accumulated depreciation and amortization due to step acquisitions		(356,814)		(293,485)
Reversal of capital loss for acquisition of non-controlling interest		296,601		296,601
Exchange of long-lived assets between entities under common control		(1,170,300)		(1,170,300)
Difference between the carrying value and fair value of non-controlling interest		(50,458)		(53,448)
Reclassification of non-controlling interest in step acquisitions		50,458		53,448
Reclassification of non-controlling interest on U.S. GAAP adjustments		(858,631)		(1,032,194)
Reversal of non-controlling interest under Mexican FRS		(2,329,458)		(2,641,901)

Total U.S. GAAP adjustments net		1,404,027		1,237,308

Total stockholders’ equity under U.S. GAAP	P.	81,529,277	P.	86,771,564

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

Condensed financial information under U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2008, 2007 and 2006, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this Note:

	2008		2007		2006
Operating revenues	P.	76,004,741	P.	67,760,171	P.	53,924,091
Operating costs and expenses		67,703,658		58,158,866		51,640,728

Operating income		8,301,083		9,601,305		2,283,363
Other (expenses) income, net		(46,700)		(180,413)		66,029
Financing (cost) income, net		(2,000,410)		(22,348)		533,286
Equity interest in net income of affiliates		308,019		717,729		505,200

Income before income tax		6,561,992		10,116,273		3,387,878
Income tax		3,272,541		3,939,904		1,669,716

Income before non-controlling interest		3,289,451		6,176,369		1,718,162
Non-controlling interest		39,128		(437,318)		(551,041)

Net income	P.	3,328,579	P.	5,739,051	P.	1,167,121

The following table presents consolidated condensed balance sheets at December 31, 2008 and 2007, prepared under U.S. GAAP, and including the differences and reclassifications as compared to Mexican FRS described in this Note:

	2008		2007
Assets
Current assets	P.	37,705,009	P.	43,491,532
Plant, property and equipment, net		65,349,309		58,671,869
Goodwill, net		10,220,378		10,973,525
Equity investments		11,448,654		11,529,788
Other non-current assets		10,417,161		11,510,373

Total assets	P.	135,140,511	P.	136,177,087

Liabilities and stockholders’ equity
Short-term debt and current portion of long-term debt	P.	14,727,645	P.	4,713,208
Other current liabilities		21,908,084		25,179,839

Total current liabilities		36,635,729		29,893,047
Long-term debt		10,411,056		10,855,300
Employee benefits		1,226,744		1,201,695
Deferred taxes		1,029,774		2,664,534

Total liabilities		49,303,303		44,614,576

Non-controlling interest		4,307,931		4,790,947
Stockholders’ equity		81,529,277		86,771,564

Total liabilities and stockholders’ equity	P.	135,140,511	P.	136,177,087

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Changes in stockholders’ equity under U.S. GAAP for the years ended December 31, 2006, 2007 and 2008

(In thousands of Mexican pesos, see Note 2c)

	Total
Balance at December 31, 2005	P.	32,709,235
Increase in parent investment		8,153,409
Gain on dilution of investment in affiliate		374,436
Effect of adoption of SFAS 158, net of deferred taxes		627,686
Comprehensive income:
Net income of the year		1,167,121
Other comprehensive income items:
Effect of translation of foreign entities		3,368,379
Additional minimum liability		(26,593)

Balance at December 31, 2006		46,373,673
Increase in parent investment		19,990,005
Gain on dilution of investment in affiliate		1,840,815
Comprehensive income:
Net income of the year		5,739,051
Other comprehensive income items:
Effect of translation of foreign entities		11,972,574
Effect of SFAS 158, net of deferred taxes		855,446

Balance at December 31, 2007		86,771,564
Cash dividend declared		(2,786,482)
Repurchase of Company’s own shares in cash		(4,245,302)
Transaction between entities under common control		(325,555)
Comprehensive income:
Net income of the year		3,328,579
Other comprehensive income items:
Deferred taxes allocated to equity		471,331
Effect of translation of foreign entities		(1,484,533)
Effect of SFAS 158, net of deferred taxes		(200,325)

Balance at December 31, 2008	P.	81,529,277

	2008		2007		2006
Comprehensive income for the year	P.	2,115,052	P.	18,567,071	P.	4,508,907

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Telmex Internacional, S.A.B. de C.V.

By:	/s/ Oscar Von Hauske Solís
Name: Oscar Von Hauske Solís
Title: Chief Executive Officer

Date: June 26, 2009