Form 20-F
period 2009-12-31
Telmex Internacional, S.A.B. de C.V.
filed 2010-05-26
CIK 1436223

As filed with the Securities and Exchange Commission on May 26, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each class of capital or common stock as of December 31, 2009 was:

8,115 million	Series AA Shares, without par value
394 million	Series A Shares, without par value
9,506 million	Series L Shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes             ☐  No

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

Large Accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer   ☐

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

☐  Yes             ☒  No

PART I

i

ii

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, or SEC, on Form 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to analysts, investors, representatives of the media and others. Examples of such forward-looking statements include:

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

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Item 3. Key Information—Risk Factors” beginning on page 6, include the global economic crisis, technological improvements, customer demand, competition, economic and political conditions and government policies in the countries in which we operate or elsewhere, inflation rates, exchange rates and regulatory developments. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. We do not undertake to update such statements in light of new information or new developments.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

SELECTED FINANCIAL DATA

In this annual report, Telmex Internacional, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of the United Mexican States, or Mexico, is referred to as the registrant and, unless the context otherwise requires, the registrant and its consolidated subsidiaries are referred to collectively as Telmex Internacional. Telmex Internacional was established on December 26, 2007 pursuant to a procedure under Mexican law called an escisión, or the Escisión, which split off the South American and yellow pages businesses of Teléfonos de México, S.A.B de C.V., or Telmex. See “Item 4. Information on the Company—The Company—History—The Escisión” and Note 1 to our audited consolidated financial statements.

This annual report includes under Item 18 our audited consolidated financial statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007. The audited consolidated financial statements and the selected financial data provided below for the dates and periods prior to the Escisión include the historical operations of the entities transferred by Telmex to us in the Escisión that established Telmex Internacional on December 26, 2007. See Note 1 to our audited consolidated financial statements.

The selected consolidated financial data set forth below have been derived from our audited consolidated financial statements for each of the five years in the period ended December 31, 2009, which have been reported on by Mancera, S.C., a member practice of Ernst & Young Global, an independent registered public accounting firm. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

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

Due to the adoption of Mexican FRS B-10, effective January 1, 2008, we ceased to recognize the effects of inflation on our financial information. Through December 31, 2007, under Bulletin B-10, inflation accounting had extensive effects on the presentation of our financial statements. In our financial information for 2008 and 2009, inflation adjustments from prior periods have not been removed from stockholders’ equity and the re-expressed amounts for non-monetary assets and liabilities at December 31, 2007 became the accounting basis for those assets and liabilities beginning on January 1, 2008 and for subsequent periods, as required by Mexican FRS. Financial statements for periods prior to 2008 are presented in constant pesos as of December 31, 2007. See “Item 5. Operating and Financial Review and Prospects—Effect of Inflation Accounting.”

References herein to “pesos” or “P.” are to Mexican pesos, unless otherwise specified, references to “U.S. dollars” or “U.S.$” are to United States dollars and references to the “real” or “reais” are to Brazilian reales.

	Year ended December 31,
	2009(1)		2008(1)		2007		2006(2)		2005
	(2009 and 2008 in millions of Mexican pesos; 2007, 2006 and 2005 in millions of constant Mexican pesos as of December 31, 2007, except share and per share data)
Income Statement Data:
Mexican FRS:
Operating revenues	P.	92,540	P.	76,005	P.	67,760	P.	65,520	P.	61,346
Operating costs and expenses		81,488		67,082		57,430		62,204		54,177
Operating income		11,052		8,923		10,330		3,316		7,169
Net income		9,563		5,631		7,014		3,018		4,586
Majority interest		9,105		5,535		6,464		2,353		3,180
Earnings per share(3)		0.50		0.30		0.33		0.11		0.14
Weighted average number of shares outstanding (millions)		18,157		18,596		19,766		20,948		22,893

U.S. GAAP:
Operating revenues	P.	92,540	P.	76,005	P.	67,760	P.	53,924	P.	46,349
Operating costs and expenses		82,313		67,716		58,172		51,641		41,169
Operating income		10,227		8,288		9,588		2,283		5,180
Net income(4)		8,587		3,277		6,163		1,702		2,955
Earnings per share(3)		0.46		0.18		0.29		0.08		0.13
Dividends per share(5)		0.17		0.15		—		—		—

Balance Sheet Data:
Mexican FRS:
Plant, property and equipment, net	P.	80,124	P.	58,479	P.	50,494	P.	47,271	P.	44,198
Total assets		174,301		131,513		129,281		108,181		94,119
Short-term debt and current portion of long-term debt		12,667		14,728		4,713		4,932		1,711
Long-term debt		21,310		10,895		11,269		12,558		9,196
Total stockholders’ equity		99,485		80,125		85,534		61,697		61,898
Capital stock		16,978		17,173		17,829		—		—
U.S. GAAP:
Plant, property and equipment, net	P.	88,449	P.	65,349	P.	58,672	P.	42,053	P.	34,657
Total assets		186,841		135,141		136,177		89,340		67,470
Short-term debt and current portion of long-term debt		12,667		14,728		4,713		4,932		1,711
Long-term debt		20,677		10,411		10,855		9,923		6,645
Total stockholders’ equity(4)		111,948		85,837		91,563		51,956		44,504
Capital stock		16,978		17,173		17,829		—		—

(1)	New accounting pronouncements under Mexican FRS that became effective in 2009 and 2008 were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2009 and 2008.
(2)	Our results of operations in 2006 were affected by several items relating to Brazilian tax proceedings. Under commercial, general and administrative costs, we recorded (a) a charge of P.4,210 million related to Embratel’s settlement of a dispute over its liability for value added tax and (b) a provision of P.1,467 million for penalties and monetary correction related to income tax on incoming international long-distance service. Under other expenses (income), net we recorded (a) other income of P.3,919 million representing the monetary gain and accrued interest related to taxes Embratel paid between 1990 and 1994 and became entitled to recover in 2006 and (b) other expenses of P.1,862 million representing the monetary gain and interest accrued related to back income tax Embratel was required to pay in 2006 on incoming international long-distance service for prior periods.

(3)	Based on the weighted average numbers of shares of Telmex in 2007 and prior years. We have not presented net income on a per ADS basis. Each L Share ADS represents 20 L Shares, and each A Share ADS represents 20 A Shares.
(4)	Information for prior years was retrospectively adjusted for presentation and disclosure purposes, in accordance with amendments to Accounting Standards Codification (ASC) 810, Consolidation. See Note 19 to our audited consolidated financial statements. ASC 810 states that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest.
(5)	The dividend of P.0.15 per share declared at the general shareholders’ meeting held in July 2008 was paid in equal installments of P.0.075 per share. Holders of ADSs were paid a U.S. dollar equivalent of U.S.$0.144 per ADS in September 2008 and U.S.$0.111 per ADS in December 2008 (based on the exchange rate applicable on each payment date). The dividend of P.0.17 per share declared at the general shareholders’ meeting held in April 2009 was paid in equal installments of P.0.085 per share. Holders of ADSs were paid a U.S. dollar equivalent of U.S.$0.128 per ADS in August 2009 and U.S.$0.131 per ADS in November 2009 (based on the exchange rate applicable on each payment date).

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rate expressed in Mexican pesos per U.S. dollar.

Period	High		Low		Average(1)		Period End
2005	P.	10.41	P.	11.41	P.	10.89	P.	10.63
2006		10.43		11.46		10.90		10.80
2007		10.67		11.27		10.93		10.92
2008		9.92		13.94		11.21		13.83
2009		12.63		15.41		13.50		13.06

2009
November		12.86		13.38		13.11		12.92
December		12.63		13.08		12.86		13.06

2010:
January		12.65		13.03		12.81		13.03
February		12.76		13.19		12.94		12.76
March		12.30		12.74		12.57		12.30
April		12.16		12.41		12.24		12.23

Source: The Federal Reserve Bank of New York and the U.S. Federal Reserve Board.

(1)	Average of month-end rates for the annual periods and average daily rates for the monthly periods.

On May 21, 2010 the exchange rate was P.12.97 to U.S.$1.00, according to the U.S. Federal Reserve Board.

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

Adverse global economic conditions and, in particular, the slowdown of the Brazilian, U.S. and Mexican economies could have a negative impact on our operating results and financial condition

Our business is influenced by general global economic conditions. Further deterioration in the economic environment could have an adverse effect on demand for some of our products and services. In difficult economic conditions, consumers may seek to reduce discretionary spending. Under these conditions, the business customers that we serve may delay purchasing decisions, delay full implementation of service offerings or reduce their use of services. Adverse economic conditions may also lead to an increased number of our residential and business customers that are unable to pay for services. If these events were to occur, it could have a material adverse effect on our results of operations.

Our industry is subject to rapid technological changes, which could adversely affect our ability to compete

The telecommunications industry is subject, by nature, to frequent technological change and technology convergence is taking place and new competitors are emerging. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to these changes and to implement and adapt our network and platform to support new services. We expect that new products and technologies will emerge and that existing products and technologies will further develop. These new products and technologies may reduce the prices we can charge for our services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. They may consequently reduce the revenues generated by our products and services or require investment in new technology. As a result, our most significant competitors in the future may be new entrants to our markets that would not be burdened by an installed base of older equipment. This challenge forces us to continuously re-invent our processes and keep our human capital knowledgeable of technological trends and changes.

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

For example, in Brazil, where increased regulation accompanied privatization, the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações, or Anatel) in 2005 defined a series of cost-based methods, including the fully allocated cost methodology and long-run incremental cost methodology, for determining interconnection fees charged by operators belonging to an economic group with significant market power. Anatel has not published the applicable regulations regarding cost-based methods, although in 2006 it provided criteria for determining whether an operator belongs to a group with significant market power in four segments: rented lines, telephone services, fixed interconnection and mobile interconnection. Based on these criteria, Anatel concluded that Embratel is an economic group with significant market power in two of the segments: long distance rented lines and long distance telephone service. When the cost-based methods are ultimately implemented, the revenues and results of operations of our Brazilian business may be affected.

In 2009, Anatel began a public comment process regarding proposed changes to Embratel’s concessionary contracts, which could impact both its quality of service targets and the obligation to provide public pay telephones.

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

We depend on key suppliers and vendors to provide equipment that we need to operate our business

We depend upon various key suppliers and vendors, including Cisco, Nokia-Siemens, Huawei, Alcatel-Lucent, Motorola and Hispamar to provide us network equipment or services, which we need to expand and operate our business. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations. In addition, we might be unable to satisfy the requirements contained on our concessions.

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

Since January 1, 2006, fixed-line local access and long distance interconnection rates have been capped at a fixed percentage of the rates charged to customers, which may limit the ability of local service concessionaires to engage in the discriminatory pricing practices described above, but we cannot assure you that this measure or similar measures adopted in the future will be effective in counteracting these practices.

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

If we are unable to successfully combat fraudulent use of our network in Brazil, as well as in the other countries in which we operate, and successfully manage the collections process, our bad debt expense could increase, which would harm our results and our cash flow

Embratel, as well as our other operations, have experienced high levels of bad debt expense, in part because it is required to provide access to our network to all fixed-line and cellular customers without prior assurance that they are creditworthy users. Brazilian telecommunications regulations allow operators to block fixed-line and cellular users only after the customer fails to pay the amount billed. Embratel’s bad debt expense was 3.7% of its net revenues for the year ended December 31, 2009 and 3.7% of its net revenues for the year ended December 31, 2008.

We cannot assure you that our strategies will be effective in combating the fraudulent use of our network or in enabling us to recover unpaid amounts billed for use of our networks or that efforts that have proved effective in our traditional business will be equally effective in markets such as personal mobile service (SMP) mobile calls and local services. Embratel’s level of bad debt expense may increase in the future, which could harm our profitability and operating cash flow.

We are obligated to meet certain quality of service goals and maintain quality of service standards, and failure to meet such obligations can result in sanctions

Anatel requires Embratel under its concessions to meet certain quality of service goals, including, for example, minimum call completion rates, maximum busy circuit rates, operator availability and responsiveness to repair requests. Failure to meet quality of service obligations can result and has resulted in the imposition of fines by Anatel and other governmental entities. Our ability to meet these goals can be impeded by factors beyond our control, and we cannot assure you that we will meet these goals in the future or that we will not be fined in the future.

We are subject to large claims under legal disputes in Brazil

Embratel is party to various legal proceedings in Brazil, some of which involve significant monetary claims for which we have established no reserves. In particular, Embratel is involved in various legal proceedings, including several tax disputes with the Brazilian tax authorities alleging underpayments by Embratel and social security administrative and civil lawsuits for aggregate claims that are substantial. We cannot be certain that these claims will be resolved in our favor. As of December 31, 2009, Embratel had recorded P.2,549 million in reserves for disputes for which an unfavorable result is probable. There is an additional P.32,225 million claimed for which we believe the likelihood of an unfavorable outcome is possible but less than probable and, consequently, we have not provided a reserve for such amount in our financial statements. If all or a significant part of these actions were decided adversely to us, it could have a material impact on our business, financial condition and results of operations.

We will face increased costs if Star One is not able to launch a replacement satellite prior to the end of the operational life of the existing Brasilsat B-3 satellite

Our satellite subsidiary in Brazil, Star One S.A., or Star One, currently has five satellites in geostationary orbit and two satellites in inclined orbit. Satellites have an operational life, based on the expected duration of the satellite’s equipment and propellant at the start of commercial operations.

The Brasilsat B-3 satellite is predicted to run out of propellant by February 2013, and its replacement satellite, the Star One C-3 is currently being manufactured and is expected to become operational in June 2012. Delays in the launch of Star One C-3 may occur as a result of construction delays, unavailability of launch vehicles and other reasons.

Moreover, satellites are subject to launch failures. If either delivery of the replacement satellite is delayed or failure occurs and Star One fails to implement a contingency plan for an interim solution that will maintain the continuity of Brasilsat B-3’s customer traffic for a sufficient period of time to allow for successful procurement and launch of a replacement satellite, we may be unable to properly serve our satellite customers and could experience a decrease in our revenues.

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

In August 2008, the Star One C-1 satellite experienced an anomaly affecting one of the three operating momentum wheels. This occurrence did not cause any traffic disturbance to our customers, shorten its operational life, reduce its capacity or affect its revenue-generating ability, although the anomaly caused insurers to include an additional exclusion in our in-orbit insurance policy for Star One C-1. A redundant momentum wheel has replaced the affected momentum wheel and the satellite has been operating normally. The momentum wheel’s manufacturer considers the anomaly an isolated event. The cause of the anomaly after initial investigations seems to be a possible lack or excess of lubricant in the ball-bearing system. The functionality of the affected momentum wheel is still under evaluation. Regardless of the results of the evaluation, we cannot be certain that the momentum wheel set that is currently operational will continue to function satisfactorily in the future. In the event of unsatisfactory operation, the satellite’s commercial life may be shortened and we could experience a decrease in our revenue-generating ability.

In December 2009, a spontaneous switch-off of a Ku-band radio frequency (Rf) amplifier of the Star One C-2 satellite occurred. Star One tried twice without success to switch back on the affected amplifier. The satellite’s transponder is using one of the two redundant amplifiers available in place of the affected polarization amplifiers. If the two additional operating amplifiers with the same polarization switch off spontaneously and Star One is unable to switch them back on, one radio frequency channel of Star One C-2 will be unavailable and Star One could experience a decrease in its revenue-generating ability.

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

Our financial condition and results of operations are affected by exchange rate variations

Changes in the value of the various currencies in which we conduct operations against the Mexican peso and changes in the value of the Mexican peso or our other operating currencies against the U.S. dollar affect our financial condition and results of operations. We report exchange gains or losses on our indebtedness and accounts payable, especially in U.S. dollars, and currency variations affect the results of our non-Mexican subsidiaries as reported in Mexican pesos.

Since 2004, we have acquired a number of companies in other countries in Latin America. During the period from 2004 to 2007, the Mexican peso was relatively stable against the U.S. dollar, although currencies of certain other countries, specifically the Brazilian real and the Colombian peso, appreciated relative to the U.S. dollar and the Mexican peso. Since 2008, the currencies of most countries in which we operate have depreciated against the U.S. dollar due to the current financial crisis. 2009 was characterized by currency volatility that resulted from market uncertainty. Such volatility in exchange rates amplifies the impact of operations in these countries on our revenues as well as costs. We cannot predict the behavior of the Mexican peso and other currencies against the U.S. dollar in the future and what effect they will have on our financial condition and results of operations.

Exchange rate variations also affect our debt. We use derivative financial instruments to manage our exposure to the risk associated with such variations. As of December 31, 2009, our U.S. dollar-denominated indebtedness amounted to P.12,614 million. In 2007, the Mexican peso and Brazilian real generally appreciated against the U.S. dollar, and our foreign exchange gain was offset by losses on derivative financial instruments we had entered into. In 2008, the Mexican peso and Brazilian real generally depreciated against the U.S. dollar. In 2008, we had an exchange rate loss due to the depreciation of the Brazilian real against the dollar, which was partially offset by the fair value gain on the derivatives that we had in place to manage our exposure to the risk associated with such variations. In 2009, we had an exchange rate gain due to the appreciation of the Brazilian real against the U.S. dollar, which was partially offset by the fair value loss on the derivatives that we had in place to manage our exposure to the risk associated with such variations.

Major devaluation or depreciation of any such currencies may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert such currencies for the purpose of paying dividends or making timely payments of interest and principal on our indebtedness. The Mexican government or the Brazilian government could institute restrictive exchange rate policies in the future, which could adversely affect us.

The ongoing uncertainty in global financial markets could materially adversely affect our ability and our larger customers’ ability to access capital needed to fund business operations

The instability in the global financial markets and ongoing uncertainty affecting these markets have resulted in volatility in the credit, equity and fixed income markets. This volatility may continue to limit companies’ access to the credit markets, leading to significantly higher borrowing costs for companies or, in many cases, the inability of these companies to fund their ongoing operations. As a result, our larger customers, who tend to be heavy users of our data services, may be forced to delay, reduce or preclude their ability to finance purchases of our products and services and may delay payment or default on outstanding bills owed to us.

In addition, we enter into transactions with large financial institutions to support our own treasury operations, including contracts to minimize our exposure on interest rates and foreign exchange, and the funding of credit lines and other short-term debt obligations, including commercial paper. A financial crisis could render us unable to access the credit and fixed income markets when needed, severely affecting our business operations.

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

We are exposed to currency and interest rate risk on our debt, and we have entered into derivatives contracts to limit these risks

A substantial part of our indebtedness is denominated in U.S. dollars, and we have relatively limited assets and revenues denominated in U.S. dollars. As of December 31, 2009, 37% of our indebtedness was denominated in U.S. dollars (P.12,614 million). In addition, our indebtedness bears interest at variable rates. As a result, we are exposed to risks from fluctuations in currency exchange rates and interest rates.

To offset these risks, we enter into derivative financial instruments with large financial institutions to minimize the impact of changes in exchange rates and variable interest rates on our indebtedness. The types of derivative financial instruments we have typically entered into in recent periods principally include cross-currency swaps (in which we generally pay Brazilian real amounts based on Brazilian real interest rates and receive U.S. dollar amounts based on U.S. dollar interest rates).

Our derivative financial instruments do not provide complete protection against the exchange rate or interest-rate risk of our indebtedness. We may determine that the risks are acceptable or that the protection available through derivative financial instruments in the market is insufficient or too costly. These determinations depend on many factors, including market conditions, the specific risks in question and our expectations concerning future market developments. We review and change our derivatives positions regularly, and our hedging policies change from time to time.

When the financial markets are volatile, as they have been in recent periods, our results of operations may be substantially affected by variations in exchange rates and, to a lesser degree, interest rates. These effects include foreign exchange gain and loss on assets and liabilities denominated in U.S. dollars, fair value gain and loss on derivative financial instruments and changes in interest income and interest expense. These effects are generally much more volatile than our operating performance or our operating cash flows.

We attempt to match the cash flows on our derivative transactions with the cash flows on our indebtedness. The net effects on our reported results in any period are difficult to predict and depend on market conditions and on the specifics of our derivatives positions. For example, in 2009 the Brazilian real appreciated against the U.S. dollar by 25.5%, from R$2.3370 per U.S.$1.00 as of December 31, 2008 to R$1.7412 per U.S.$1.00 as of December 31, 2009. We recognized an exchange gain of P.4,103 million resulting from the appreciation of the Brazilian real against the dollar, and a net fair value loss of P.1,670 million on cross-currency swaps. We also recognized lower interest expense due to a slight reduction in the average level of debt held by Embratel and a decrease in the average LIBOR interest rate.

Our derivative transactions are also subject to the risk that counterparties will default or seek bankruptcy protection. The instability and uncertainty in the financial markets have made it more difficult to assess the risk of counterparties to derivatives contracts. Moreover, in light of the greater volatility in the global securities and exchange markets, there may be fewer financial entities available with which we could continue entering into derivative financial instruments to protect against currency and interest rate risk.

Our historical performance may not be representative of our performance as a separate company

Our audited consolidated financial statements and the selected financial data included herein for the dates and periods prior to the Escisión in December 2007 include the historical operations of the entities transferred by Telmex to us in the Escisión. Our historical performance might have been different if we had been separate from Telmex during the periods presented.

The historical financial information included in this annual report is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future.

Risks Relating to Our Controlling Shareholder and Capital Structure

We are controlled by one shareholder

A majority of the voting shares of our company (71.6% as of March 5, 2010) is owned by Carso Global Telecom, S.A.B. de C.V., or Carso Global Telecom. Carso Global Telecom has the effective power to designate a majority of the members of our board of directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares. Carso Global Telecom is controlled by Carlos Slim Helú and members of his immediate family, who, taken together, own a majority of the common stock of Carso Global Telecom.

On May 11, 2010, América Móvil commenced two concurrent public exchange offers to acquire the outstanding shares of Carso Global Telecom and Telmex Internacional. The exchange offers will expire on June 10, 2010, unless extended. Shareholders of Carso Global Telecom have been offered

2.0474 L Shares of América Móvil for each share of Carso Global Telecom. Holders of Telmex Internacional A Shares or L Shares may elect to receive either 0.373 L Shares of América Móvil or P.11.66 in cash. Carso Global Telecom and América Móvil may both be deemed to be controlled by Carlos Slim Helú and members of his immediate family.

Carso Global Telecom has announced that it will not tender any of its Telmex Internacional L Shares and A Shares in the exchange offer related to Telmex Internacional. However, if the exchange offer is accepted by the shareholders of Carso Global Telecom, América Móvil will indirectly acquire 60.7% of our shares through its ownership of Carso Global Telecom. AT&T Inc. has stated, in a beneficial ownership report filed with the SEC on April 30, 2010, that it intends to tender all of its Telmex Internacional shares and ADSs in the exchange offer related to Telmex Internacional in exchange for América Móvil L Shares.

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

We engage in transactions with related parties that may create the potential for conflicts of interest

We engage in transactions with entities that, like us, are controlled, directly or indirectly, by Carlos Slim Helú and members of his immediate family. These entities include (a) Telmex and certain subsidiaries of Telmex, (b) Grupo Carso, S.A.B. de C.V., or Grupo Carso, and its subsidiaries, (c) Grupo Financiero Inbursa, S.A.B. de C.V., or Grupo Financiero Inbursa, and its subsidiaries, (d) América Móvil, S.A.B. de C.V., or América Móvil, and its subsidiaries and (e) Carso Global Telecom. Our transactions with Telmex include the completion of the international traffic of Telmex in countries where we operate, the completion of our international traffic through Telmex’s facilities in Mexico, our publication and distribution of Telmex’s directories and access to Telmex’s customer database and Telmex’s billing and collection in connection with our directories’ business. Transactions with Grupo Carso include the purchase of network construction services and materials, and transactions with Grupo Financiero Inbursa include financial services and insurance. Our transactions with América Móvil include mutual completion of long distance traffic, transportation of calls, rental of transmission lines in most of the countries in which we operate and provision of call center services mostly in Brazil.

With respect to our shareholders Carso Global Telecom and AT&T International, we entered into agreements for consulting and management services in 2009. We paid both companies an aggregate of U.S.$25 million for such services in 2009. The current agreement with Carso Global Telecom was renewed for 2010 on substantially similar terms to the prior agreement and we will pay U.S.$22.5 million this year under the agreement. We expect to enter into an agreement with AT&T International for 2010 with substantially similar terms as the agreement in place in 2009. In addition, we have agreements with AT&T International that provide for the completion of calls in our respective countries of operation.

Our transactions with related parties may create the potential for conflicts of interest.

Holders of L Shares and L Share ADSs have limited voting rights

Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of Telmex Internacional or the cancellation of registration of the L Shares with the National Securities Registry (Registro Nacional de Valores), managed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV) or any stock exchange on which they are listed. If you hold L Shares or L Share ADSs, you will not be able to vote on most matters, including the declaration of dividends, which are subject to a shareholder vote in accordance with our bylaws.

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

Our bylaws restrict the ability of non-Mexican shareholders to invoke the protection of their governments with respect to their rights as shareholders

As required by Mexican law, our bylaws provide that non-Mexican shareholders shall be considered as Mexicans in respect of their ownership interests in Telmex Internacional and shall be deemed to have agreed not to invoke the protection of their governments in certain circumstances. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder but is not deemed to have waived any other rights he may have, including any rights under the U.S. securities laws, with respect to his investment in Telmex Internacional. If you invoke such governmental protection in violation of this agreement, your shares could be forfeited to the Mexican government.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons

Telmex Internacional is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the United States. In addition, a substantial portion of our assets and their respective assets are located in Brazil and Mexico. As a result, it may be difficult for investors to effect service of process within the United States on such persons or to enforce judgments, including in any action based on civil liabilities under the U.S. federal securities laws, against them. There is doubt as to the enforceability against such persons in Mexico or Brazil, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

Item 4.	Information on the Company

THE COMPANY

Overview

We are a Mexican holding company, providing through our subsidiaries in Brazil, Colombia, Argentina, Chile, Peru, Ecuador and Uruguay a wide range of telecommunications services, including voice, data and video transmission, Internet access and integrated telecommunications solutions, and pay cable and direct-to-home satellite television, all of which we bundle through double and triple play offerings. We also provide print and Internet-based yellow pages directories in Mexico, the United States, Argentina, Peru and Colombia.

Our principal business is in Brazil, which accounts for nearly 80% of our total revenues. We operate in Brazil through Embratel Participações S.A. and its subsidiaries. We refer to Embratel Participações S.A. and, where the context requires, its consolidated subsidiaries, as Embratel.

The following is a summary of our business by geographic market:

•

Brazil. Through Embratel, we are one of the leading providers of telecommunications services in Brazil. Our principal service offerings in Brazil include local telephone service; domestic and international long-distance; data solutions; Internet access; data center services; and satellite services (direct-to-home (DTH) pay television services, data, Internet and telephone services), though Embratel is evolving from being a long-distance revenue-based company to being an integrated telecommunications provider. Through Embratel’s high-speed data network, we offer a broad array of products and services to a substantial number of Brazil’s 500 largest corporations. In addition, through Embratel’s partnership in Net Serviços de Comunicação S.A., or Net, the largest cable television operator in Brazil whose network passes approximately 10.8 million homes, we offer triple-play services in Brazil.

•

Colombia. We operate in Colombia through Telmex Colombia S.A. and several cable television subsidiaries that we acquired beginning in October 2006 and whose network passes 4.9 million homes. We offer data solutions, Internet access, local telephone service, domestic and international long distance, data center services and pay cable television services to residential and corporate customers.

•

Argentina. We provide data solutions, Internet access, local telephone service, domestic and international long-distance and hosting services through two data centers to corporate and residential customers. We also offer broadband Internet and telephony access through WiMax in the 3.5 GHz frequency and GPON access technologies to service small- to medium-sized businesses.

•

Chile. We provide pay television services throughout Chile. We offer such services along with local telephone services, long-distance and broadband services to the residential market. To small- and medium-sized business customers, as well as to corporate customers, we provide data solutions, local telephone services, domestic and international long-distance, Internet access, data center services, high capacity media services and other advanced services.

•

Peru. We provide data solutions, Internet access, local telephony, domestic and international long-distance, public telephone services, pay television, data center services and application- managed services for residential and corporate clients. We have a network that passes approximately 320,000 homes. We recently began offering fixed wireless telephony using CDMA 450 MHz technology in the interior provinces of the country. We also employ a WiMax platform in the 3.5 GHz frequency.

•

Ecuador. We entered the telecommunications market in Ecuador in March 2007 as a competitive alternative to local incumbents in the residential and business segments. We offer data solutions, data center, Internet access, local telephone services, domestic and international long-distance, public telephone services and pay cable television services.

•	Uruguay. We provide data solutions, Internet access, international long-distance, data center services and international managed voice, data and video services to corporate and residential customers.

•

Yellow pages. Our yellow pages business operates in five countries and we publish a total of 179 directories. Of these directories, 124 are available in Mexico throughout all of the Mexican states and Mexico City, 36 are available in 23 states of the United States with a particular focus on Hispanic markets, two directories are available in Peru in the city of Lima and two directories are available in Argentina in the city of Buenos Aires. In 2009, we began operations of our yellow pages business in Colombia, with two directories available in the city of Cali.

Telmex Internacional, S.A.B. de C.V. is a sociedad anónima bursátil de capital variable organized under the laws of Mexico with its principal executive offices at Avenida de los Insurgentes 3500, Colonia Peña Pobre, Delegación Tlalpan, 14060 México, D.F., México. The telephone number of Telmex Internacional at this location is 52 (55) 5223-3200. Our website can be accessed at www.telmexinternacional.com.

Our strategy

As an integrated telecommunications company with service offerings across Latin America, we aim to satisfy the telecommunications needs of our customers by providing an integrated selection of products and services that are supported by innovation, convergence and management. We strongly believe in creating value for our customers with profitability. Consistent with this objective, our corporate strategy is based on three tactical pillars: growth, optimization and service. These three pillars of our strategy consist of:

•	increasing the number of our services used by existing customers and penetrating new markets with a greater variety of telecommunications products and services with more and better features;

•	maximizing revenues, controlling costs, reducing churn and identifying and replicating best practices throughout all the countries in which we operate; and

•	ensuring quality throughout the entire customer process, from presales, sales, installation and post-sales service, offering personalized and special care to all our customers with the best service.

History

We were established on December 26, 2007, by means of a procedure under Mexican corporate law called escisión, by which Telmex split off its South American and yellow pages directory businesses.

The Escisión

The Escisión by which we were established was conducted using a procedure under Mexican corporate law called escisión, or “split-up.” In an escisión, an existing company is divided, creating a new company to which specified assets and liabilities are allocated. The shares of the new company are issued to the shareholders of the existing company pro rata to their share ownership in the existing company. This procedure differs from the procedure by which a spin-off is typically conducted in the United States, where a parent company distributes to its shareholders shares of a subsidiary.

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

Embratel

We acquired Embratel in a series of transactions beginning in July 2004. As of May 24, 2010, we owned 98.1% of the outstanding voting stock and 98.0% of the outstanding non-voting stock of Embratel (98.1% of the total outstanding capital stock) as a result of transactions undertaken from 2004 through 2007:

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

Other South American Telecommunications and Cable Businesses

In addition to the acquisition of Embratel, Telmex also made the following significant acquisitions to expand operations into Latin America beginning in 2004:

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

Yellow Pages Business

Our yellow pages business in Mexico is conducted through our subsidiary Anuncios en Directorios, S.A. de C.V., or Anuncios, which traces its history to 1897 and is the owner of the registered trademark “Sección Amarilla” in Mexico. Our yellow pages business in the United States is conducted through our subsidiary Sección Amarilla USA, acquired in October 2006 by Telmex. Our yellow pages businesses began operations in Argentina and Peru in 2007, and in Colombia in 2009, through our subsidiaries in those countries.

América Móvil Public Exchange Offer

On May 11, 2010, América Móvil commenced two concurrent public exchange offers to acquire the outstanding shares of Carso Global Telecom and Telmex Internacional. The exchange offers will expire on June 10, 2010, unless extended. Shareholders of Carso Global Telecom have been offered 2.0474 L Shares of América Móvil for each share of Carso Global Telecom. Holders of Telmex Internacional A Shares or L Shares may elect to receive either 0.373 L Shares of América Móvil or P.11.66 in cash. Carso Global Telecom and América Móvil may both be deemed to be controlled by Carlos Slim Helú and members of his immediate family.

Carso Global Telecom has announced that it will not tender any of its Telmex Internacional L Shares and A Shares in the exchange offer related to Telmex Internacional. However, if the exchange offer is accepted by the shareholders of Carso Global Telecom, América Móvil will indirectly acquire 60.7% of our shares through its ownership of Carso Global Telecom. AT&T Inc. has stated, in a beneficial ownership report filed with the SEC on April 30, 2010, that it intends to tender all of its Telmex Internacional shares and ADSs in the exchange offer related to Telmex Internacional in exchange for América Móvil L Shares.

Significant subsidiaries

The following table sets forth our significant subsidiaries as of the date of this annual report. Our subsidiary Embratel also owns a 35.3% interest in Net, a provider of cable television, local telephone services and broadband Internet access services in Brazil, which we account for under the equity method.

Name of Company	Jurisdiction of establishment	Percentage of ownership and voting interest		Description
Controladora de Servicios Telecomunicaciones, S.A. de C.V.	Mexico	100.0%		Intermediate holding company

Anuncios en Directorios, S.A. de C.V.	Mexico	100.0		Producer of yellow and white pages directories in Mexico

Sección Amarilla USA, LLC	Delaware	100.0		Producer of Spanish-language yellow pages directories in the United States

Embratel Participações S.A.	Brazil	98.1		Intermediate holding company of domestic and international long-distance, local and data services providers in Brazil

Empresa Brasileira de Telecomunicações S.A. – EMBRATEL	Brazil	97.3	(1)	Provider of domestic and international long-distance, local and data services in Brazil

Star One S.A.	Brazil	77.8	(1)	Provider of satellite services in Brazil

PrimeSys Soluções Empresariais S.A.	Brazil	97.3	(1)	Provider of high level value-added services, such as net integration and outsourcing

Telmex do Brasil Ltda.	Brazil	98.1	(1)	Provider of telecommunications services to corporate customers in Brazil

Metrored Holdings S.R.L.	Argentina	96.1		Intermediate holding company of providers of telecommunications services in Argentina

Telmex Argentina S.A.	Argentina	96.7		Provider of telecommunications services to corporate customers in Argentina

Ertach S.A.	Argentina	96.9		Provider of Internet access, and data and voice services in Argentina

Telmex Chile Holding, S.A.	Chile	100.0		Intermediate holding company in Chile

Telmex Corp. S.A.	Chile	99.7		Intermediate holding company whose subsidiaries provide long-distance, Internet access and data network services in Chile

Telmex TV S.A.	Chile	100.0		Provider of satellite television in Chile

Superview Telecomunicaciones, S.A.	Colombia	99.6		Cable television provider in Colombia

Telmex Colombia S.A.(2)	Colombia	100.0		Provider of cable television, Internet and telecommunications services in Colombia.

Network and Operation S.A.	Colombia	100.0		Provider of cable television and Internet services in Colombia

The Now Operation S.A.	Colombia	100.0		Editor of cable television programming magazine in Colombia

Megacanales S.A.	Colombia	100.0		Producer of cable television content

Cablecaribe S.A.	Colombia	100.0		Provider of cable television and Internet services in Colombia

Name of Company	Jurisdiction of establishment	Percentage of ownership and voting interest	Description
New Dinamic Company, S.A.	Colombia	100.0	Provider of cable television and Internet services in Colombia

Telmex Perú S.A.	Peru	100.0	Provider of telecommunications services to corporate customers in Peru

Ecuadortelecom, S.A.	Ecuador	100.0	Provider of telecommunications services in Ecuador

Telstar, S.A.	Uruguay	100.0	Provider of telecommunications services in Uruguay

(1)	Indirect interest held through Embratel Participações S.A.
(2)	In September 2009, Telmex Colombia S.A. and Telmex Hogar, S.A. merged and the combined company was renamed Telmex Colombia S.A.

Certain financial information by region

The following table sets forth selected financial information on our geographic segments for the years ended December 31, 2009 and 2008, prepared in accordance with Mexican FRS and expressed in pesos and as a percentage of our total consolidated group.

	Year Ended December 31, 2009
	(in millions of Mexican pesos, except percentages)
	Brazil		Other countries		Total(1)
Operating revenues	P. 72,325	78.2%	P.20,215	21.8%	P. 92,540	100.0%
Operating cost and expenses	61,335	75.3	20,153	24.7	81,488	100.0
Segment assets(2)	P.184,110	83.0%	P.37,532	17.0%	P.221,642	100.0%

	Year Ended December 31, 2008
	(in millions of Mexican pesos, except percentages)
	Brazil		Other countries		Total(1)
Operating revenues	P. 59,954	78.9%	P.16,051	21.1%	P. 76,005	100.0%
Operating cost and expenses	51,651	77.0	15,431	23.0	67,082	100.0
Segment assets(2)	P.135,599	83.1%	P.27,608	16.9%	P.163,207	100.0%

(1)	After the elimination of intersegment revenues.
(2)	Segment assets consist of property, plant and equipment (without deducting accumulated depreciation), construction in progress, advances to suppliers and inventories for operation of the telephone plant. See Note 18 to our audited consolidated financial statements.

OPERATIONS IN BRAZIL

We operate in Brazil through Embratel and its subsidiaries, offering a full range of telecommunications services to customers throughout Brazil. Embratel was founded in 1965 and later became the long-distance subsidiary of Telecomunicações Brasileiras S.A. – Telebrás, or Telebrás, the Brazilian government-owned telephone company. In 1998, Telebrás was broken up into 12 holding companies, including Embratel, which were then privatized. Embratel was granted the concession for domestic and international long-distance services. Embratel is a publicly traded company in Brazil and its shares are listed on the São Paulo Stock Exchange. After the Brazilian local service market opened to competition, Embratel began providing local telephone services in 2002. We currently own 98.1% of the outstanding voting stock and 98.0% of the outstanding non-voting stock of Embratel (98.1% of the total outstanding capital stock).

Revenues from our Brazilian operations in 2009 amounted to P.72,325 million. Of our total Brazilian revenues in 2009, approximately 64.5% was attributable to voice services, approximately 32.3% was attributable to data services and the remainder was attributable to other services. Voice services include domestic and international long-distance and local services. We generate most of our voice services revenue from domestic and international long-distance services. Residential customers generate the majority of our long-distance revenues. Data services include data and Internet access services. Other services include television, direct-to-home satellite pay television service and call center services. Of our total Brazilian revenues in 2009, 56.7% was attributable to corporate customers and the remainder to residential customers. Through the satellite fleet of our subsidiary Star One, we have significantly expanded telecommunications services to our customers, reaching areas not covered by terrestrial networks with services such as television, data, Internet, distance education, telephony and other special services projects.

Domestic long-distance services

Through Embratel, we are one of Brazil’s major domestic long-distance service providers. We provide inter-regional, intra-regional and intra-sectorial long-distance services to corporate, residential and cellular customers throughout Brazil. Domestic long-distance services accounted for 42.5% of Embratel’s total net operating revenues in 2009, 45.8% in 2008 and 47.4% in 2007.

The domestic long-distance services that we provide throughout Brazil include the following:

•

Inter-regional long-distance. Inter-regional long-distance service consists of all calls originating within one and terminating in another of the three fixed-line regions and all calls originating in one and terminating in another cellular region.

•

Intra-regional long-distance. Intra-regional long-distance service consists of all calls originating in one local calling area within a fixed-line region and terminating in another local calling area within the same fixed-line region. A local calling area is generally equivalent to a municipality, and there are usually several local calling areas within an area code.

•

Intra-sectorial long-distance. Intra-sectorial long-distance service consists of all calls originating in one local calling area within a fixed line sector and terminating in another local calling area within the same fixed line sector. A fixed-line sector is generally equivalent to a state.

Domestic long-distance rates

Rates for domestic long-distance calls are based on the time of day and day of the week when a call is made, the call’s duration and the distance covered. The tariff structure for domestic long-distance calls is established by Anatel and is uniform throughout Brazil. There are currently 16 domestic long-distance tariffs, based on combinations of four distance categories and four day/time categories.

Embratel’s concession, effective as of January 1, 2006, permits it to set its own rates in accordance with an annual rate adjustment mechanism established by Anatel. See “—Regulation—Rates.”

We set our basic domestic long-distance rates each year based primarily on the rate adjustment mechanism Anatel imposes on all operators. In 2007, we reduced some of our tariffs in accordance with the rate adjustment mechanism. Our average domestic long-distance rate decreased by 1.5% in 2007. We increased our fixed-line to fixed-line rates by an average of 1.2% in 2008 in accordance with the Anatel annual rate adjustment allowance. Our domestic long-distance rates for fixed to mobile calls, which have their own readjustment rules, increased 2.9% in 2009 and increased 11.3% in 2008 in accordance with our negotiated agreements with mobile phone companies. These rates did not change in 2007.

While these rates apply to basic plan customers, we have developed a variety of promotional and customer retention programs since 2000 that enable many of our customers to obtain long-distance packages that may include lower rates and/or subscription fees. These programs offer discounts from Anatel-approved rates and are designed to increase our market share and promote usage of the “21” carrier selection code assigned to Embratel. In addition, we offer discounts to corporate customers on a case-by-case basis. Embratel also employs campaigns that target specific groups of our corporate customers, such as small- and medium-sized businesses or regional groups. Our customer retention and discount programs are designed to allow us to build customer loyalty and to improve collections by identifying our customers before we bill them for our services.

The majority of our long-distance voice services customers are not “pre-subscribed.” In other words, customers do not register with us before we begin providing services to them. Instead, each time a customer initiates a long-distance domestic or international call from either a fixed or a mobile terminal, the customer chooses whether to use our services by dialing the “21” selection code or to use the services of another service provider by dialing a different code.

International long-distance services

Through Embratel, we are one of the major providers of international long-distance service in Brazil, and we believe that we operate the largest long-distance telecommunications network in Latin America. We also have ownership interests in several undersea cables between South America and the rest of the world through cable consortia. International long-distance services generated 4.0% of Embratel’s total net operating revenues in 2009, 4.9% in 2008 and 5.8% in 2007.

Revenues generated by international long-distance services are primarily derived from:

•	charges for international outgoing calls originating in Brazil; and

•	net settlement payments made by other international telecommunications operators for incoming calls carried through our network in Brazil.

International long-distance rates

Rates charged for outgoing international calls vary depending on the time of day and the day of the week when a call is made, the duration of the call, the country of destination and whether special services, such as operator assistance, are used. See “—Regulation—Rates.” We reduced our basic international long-distance rates in accordance with the Anatel rate adjustment mechanism by an average of 1.2% in 2007. In 2008, we increased rates for outgoing international calls by an average of 1.2%. In 2009, we increased rates by 0.4%.

Net settlement payments

Revenues from international long-distance services also reflect payments under bilateral agreements between Embratel and foreign state-owned or private telecommunications providers, which are influenced by the guidelines of the international tariff and trade regulations and cover virtually all international calls to and from Brazil. These agreements set forth the settlement rates of payment from Embratel to foreign carriers for the use of their facilities in connecting international calls originating in Brazil and from foreign carriers to Embratel for the use of its facilities in connecting international calls originating abroad. The settlement rates under these agreements are negotiated with each foreign carrier and are based on foreign currency. They are charged or paid on a net basis. Various factors could affect the amount of net settlement payments from foreign carriers to Embratel in future years. These factors include unauthorized international traffic (commonly known as bypass), increases in the proportion of outgoing as opposed to incoming calls, the volume of minutes included in the bilateral agreements, fluctuations of the Brazilian real versus the currencies involved, changes in market rates and modifications to the tax policies affecting the transfer of payments related to telecommunication payments abroad.

Data transmission and Internet access services

Through Embratel, we are one of Brazil’s leading providers of data communication services. Our data transmission network, which incorporates fiber optic, digital microwave, satellite and copper transmission technology, allows us to provide a range of value-added data services to a client base that includes a substantial majority of Brazil’s top 500 corporations. Our data transmission services include the renting of high-speed data lines to businesses and to other telecommunications providers, satellite data transmission, Internet services, packet-switched data transmission, frame relay and message-handling systems. In November 2005, Embratel bolstered its offerings of value-added services through the acquisition of PrimeSys, a leading provider of data outsourcing and managed telecommunication network operations, for approximately U.S.$100 million (P.613.8 million). Data transmission services accounted for 32.3% of Embratel’s total net operating revenues in 2009, 29.9% in 2008 and 26.4% in 2007.

Embratel also operates a free dial-up Internet service provider called Click21, which provides us with an easily accessible channel for the marketing and sale of voice services to residential customers and small businesses. At December 31, 2009, Click21 had approximately 2.8 million subscribers, compared to approximately 2.7 million subscribers at December 31, 2008.

Data transmission services and rates are not regulated, though a license to provide them is required. See “—Regulation” for more information concerning regulation of our other operations.

In recent years, we have reduced rates per 64 Kbps billed-line equivalent, partly due to new technologies enabling telecommunications companies to provide more bandwidth capacity at lower costs and also in response to more competition in this market. In 2009, rates for 64 Kbps billed-line equivalents remained the same, and in 2008, our rates for 64 Kbps billed-line equivalents decreased by 11.8% on average.

Local services

In the fourth quarter of 2002, Embratel began providing local telephony services, and in 2009 we served 499 Brazilian cities, including all major Brazilian metropolitan areas. We are the only local service provider present in all Brazilian states. Local services represented 18.0% of Embratel’s total net operating revenues in 2009, 15.4% in 2008, and 9.0% in 2007.

In December 2003, Embratel acquired Vésper S.A. and Vésper São Paulo S.A. and their subsidiaries, together Vésper, which are wireless local loop, local services and broadband data operators with operations in São Paulo and 16 other Brazilian states. This enabled us to further accelerate the rollout of our local service offerings. We market our wireless local loop service to residential customers under the name Livre. We offer voice over Internet protocol, or VoIP services, to large- and medium-sized business customers under the name VipLine. To our residential customers, we also offer VoIP services through Net Fone via Embratel, in conjunction with Net. We had 4.2 million residential customers and 2.2 million business customers as of December 31, 2009.

Our local rates are affected by marketing and competition and vary by product. During 2007, we increased Livre rates, on average, by 25%. During 2008, we increased Livre rates, on average, by 21%. During 2009, we increased Livre rates, on average, by 7%. Net Fone via Embratel rates for fixed-line-to-mobile calls increased by 11.3% in 2008 and by 10% in 2009.

Satellite services

Through Embratel’s subsidiary Star One, we are Brazil’s leading provider of satellite solutions, including space segment provision, broadband and data network services. Star One currently has four satellites in full operation (geostationary orbit). Star One also has joint ownership in a satellite operating in joint ownership with SES World Skies. Star One has the most extensive satellite system in Latin America with a fleet covering the entire territory of South America, Mexico, part of Central America and part of Florida. Star One also owns 11 transponders on board of NSS-10 (originally AMC-12, and referred to as Star One C-12) operated by SES World Skies. Embratel owns 80.0% of the capital stock of Star One; the remainder is owned by GE Satellites Holdings LLC. We include revenues from satellite services as revenues from corporate networks.

Star One’s principal customers include television broadcasters, cable operators, telecommunications service providers and financial and governmental institutions. Star One also provides satellite services to the Brazilian Defense Department. A significant amount of Star One’s satellite capacity is leased directly to Embratel to provide data, voice and other telecommunications services to our customers.

Direct-to-home (DTH) satellite pay television service

In December 2008, Embratel launched, through a newly created, wholly-owned subsidiary, Embratel TV SAT Telecomunicações Ltda., or Embratel TV SAT, its pay television service via satellite. Branded as Via Embratel, the service uses DTH technology, a mode of transmission in which television signals are sent by satellite directly to the customers with high quality sound and image. Monthly subscription fees range in price from R$59.90 to R$119.90, including taxes.

Other services

In addition to long-distance, data transmission and local services, we provide other services including text, telex, sound and image transmission and maritime communications. We also provide call center services through BrasilCenter to related third parties, including the Brazilian subsidiaries of América Móvil that operate under the brand name Claro and our investee Net. The revenues from other services accounted for 1.7% of Embratel’s total net operating revenues in 2009, 2.6% in 2008 and 3.6% in 2007.

Equity investment in Net Serviços de Comunicação S.A.

Embratel owns a non-controlling interest in Net, the largest cable television operator in Brazil. Net has grown substantially as a result of (a) an increase in subscribers, (b) the two-step acquisition of Vivax S.A., or Vivax, in December 2006 and June 2007 and (c) the acquisition of 614 Telecomunicações Ltda., 614 TVP Joao Pessoa S.A and 614 TVT Maceió S.A., jointly referred to as BIGTV, in December 2008. As of December 31, 2009, Net had approximately 3.7 million pay television subscribers (3.1 million at the end of 2008) and 2.9 million Internet broadband subscribers (2.2 million at the end of 2008). During the year ended December 31, 2009, Net had revenues of P.28,811 million and net income of P.4,623 million.

In addition to cable television services, Net also offers the Net Fone via Embratel voice service, integrated with video and broadband data services, as part of the triple play package provided jointly with Embratel. This service had approximately 2.6 million subscribers as of December 31, 2009 (1.8 million at the end of 2008) and uses VoIP technology, which functions in the same way as a conventional phone line and allows the user to make local, long-distance and international calls to any telephone or handset. These calls are charged per minute and not by pulse. Subscribers can apply their minimum monthly fee to make any type of call, including local and long-distance calls and calls to mobile phones. Net Fone via Embratel is primarily directed to the residential market and was offered with a minimum monthly subscription fee of R$27.04 per month through year end 2009. As of December 31, 2009, the service is available in 75 cities, including São Paulo, Campinas, Santos, Rio de Janeiro, Porto Alegre, Curitiba, Florianópolis, Belo Horizonte and Brasília.

Embratel’s total direct and indirect interest in Net is 35.3%. We originally acquired the interest in Net from Globo Comunicações e Participações S.A. and two related entities (together, referred to as Globo) in 2005 and increased our interest in successive transactions with Globo in 2006 and 2007, for an aggregate purchase price of P.5,713 million. Our interest was subsequently diluted in 2007 when Net issued shares to acquire Vivax.

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

Direct billing and collections

We directly bill our telecommunications and related services, including collect-calling services and standard voice services, to a portion of our end-user customers. Direct billing results in the risk of bad debts. Since 2000, we have taken a number of measures to reduce our bad debt expense, including the following:

•

Co-billing. In 2002, Embratel implemented co-billing arrangements with three local operators to allow these operators to bill Embratel’s long-distance calls originated by their local customers. In 2009, we had co-billing arrangements with approximately 13 operators. Since 2006, Embratel also has incoming co-billing service, which allows us to bill on behalf of other long-distance operators for calls that originate on an Embratel local customer’s line.

•	Use of call centers. We make proactive use of our call centers in our collection efforts.

•

Collections system. In 2002, we implemented the CACS Telecom System, a simple, automated collections system that enables us to combine different collection strategies for different customer profiles. Since 2002, bad debt over net revenue for this has decreased significantly to 3.4% as of December 31, 2009.

•

Anti-fraud system. This system is capable of monitoring 80 million call detail reports per day, including all local, domestic and international long-distance traffic, and is capable of performing real-time call monitoring behavior analysis and scenario investigation using artificial intelligence.

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

Network and facilities

We believe that Embratel owns the largest long-distance telecommunications network in Latin America and the largest network of broadband fiber optic transmission systems in Brazil. The network, which connects all of the regional fixed-line and cellular operators throughout Brazil, uses a 100% digital switching system for voice and data services and the latest generation Internet Protocol, or IP, routers to support IP-based services, such as VoIP, Internet access and virtual private networks (VPN) through Multiprotocol Label Switching (MPLS) technology. Our domestic long-distance and international transmission facilities extend to all 26 states and the Federal District of Brazil and include fiber optic, digital microwave, satellite and copper wireline networks.

Domestic long-distance and local metropolitan network

We are the principal provider of high-speed data transmission and Internet service in Brazil, with the largest national fiber-optic transmission network. We have approximately 44,000 kilometers of cable in a mesh network that has three or more outlets with a capacity of 1.0 Tbps. We use a 100% digital switching system for voice and data services and the latest generation IP routers to support IP-based services. Our Internet backbone is the largest in Latin America with 718 Gbps capacity distributed through 1,401 POPs and 50 routing centers, including one in each of Miami and New York City.

We have local metropolitan digital fiber networks with approximately 4,500 kilometers of cable in the major Brazilian cities, and we offer direct wireline or wireless connections to businesses in those cities. We are attaching fiber extensions to commercial buildings connected to metropolitan rings, providing high quality direct connections. Our telephony networks have also been modified to use Net’s coaxial cable networks to provide telephony services to Net’s broadband customers through Net Fone via Embratel. In December 2009, we were granted an indefeasible right to use Net’s hybrid fiber coaxial (HFC) network to provide local fixed telephone service.

We use long-distance microwave systems, with a total range of 16,254 kilometers, in areas where installation of fiber cables is difficult. These long-distance microwave links offer alternative routes to the fiber network. As a supplement to the long-distance microwave and fiber networks, we also use five satellites to provide services to remote locations within the country.

We offer local telephony services to our Livre residential customers using Code Division Multiple Access (CDMA) digital wireless technology. We also provide wireless Internet access services in 48 cities using CDMA 1xRTT technology.

We have licenses to use the 3.5 GHz frequency with nationwide coverage for the implementation of WiMax technology. In March 2008, we introduced local and long-distance telephone services and Internet broadband access to small- and medium-sized business customers using this technology. This technology, originally available in 12 major cities in Brazil, is now available in over 203 cities. With the introduction of WiMax technology, we can provide new service options via wireless broadband transmission to the homes and offices of our customers and achieve cost reductions.

International network

Embratel’s submarine cable network reaches all continents through 13 different cable systems in which it has various ownership interests. Embratel also participates in Telmex’s International Regional Network to offer seamless solutions for connection to the major countries of North and South America. To supplement and diversify the international network and increase its global service capacity, in addition to leasing satellite capacity from international satellite systems, Embratel leases submarine capacities in other private cable systems. Embratel’s system also connects to the international Internet backbone to reach the global IP network and provide content to corporate and retail customers. The backbond has 130 Gbps of capacity with transmission diversity, providing highly reliable international IP.

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

Satellites have an operational life, based on the expected duration of the satellite’s equipment and propellant at the start of commercial operations. Star One has a program to replace satellites that are nearing or have reached the end of their contractual lives. In December 2009, Star One signed a contract for the in-orbit delivery of a new satellite, the Star One C-3, with Orbital Sciences Corporation. This satellite is intended to replace Brasilsat B-3, which is expected to run out of propellant by February 2013. Star One C-3, which is currently being manufactured, is expected to become operational in June 2012.

Star One C-3, together with Star One C-1 and C-2, already in operation, will be part of the new generation of more modern and powerful “C” series satellites, which provide expanded coverage and are intended to ensure the continuity and quality of Star One’s communication services to most of South America.

Delays in launching may occur as a result of construction delays, unavailability of launch vehicles and other reasons. Moreover, satellites are subject to launch failures. If either delivery of the replacement satellite is delayed or failure occurs and Star One fails to implement a contingency plan for an interim solution that will maintain the continuity of Brasilsat B-3’s customer traffic for a sufficient period of time to allow for successful procurement and launch of a replacement satellite, we may be unable to properly serve our satellite customers and could experience a decrease in our revenues.

The predicted overall investment in the Star One C-3 project is U.S.$270 million. Approximately 75% of the total amount will be financed by banks and supported by an export credit agency.

Competition

The leading operators in Brazil’s telecommunications market are the companies that were split off from Telebrás, the former government-owned telephone company, upon its privatization. These companies include Telefónica S.A., or Telefónica, Brasil Telecom S.A., or Brasil Telecom, Oi Participações S.A., whose service in Brazil is under the brand name Oi, and Embratel. In 2008, a change in Brazilian regulations allowed Oi to purchase Brasil Telecom. Following the breakup and privatization of Telebrás, three “mirror companies” were created by the auction of mirror licenses to provide local services over public switched networks in the same geographic areas served by the incumbent carriers. In 2003, Embratel acquired Vésper S.A. and Vésper São Paulo S.A., two of the three mirror companies. Global Village Telecom holds the third mirror license for local service. In the case of domestic and international long-distance service, our competitor Intelig holds a mirror license.

Since 2002, the Brazilian federal government has authorized Anatel to grant an unlimited number of authorizations for the provision of any type of telecommunications service. Embratel was granted a nationwide license in August 2002 to provide local telephone service after it met certain universal service requirements.

Our principal competitors in Brazil vary by region and type of service. In northern and eastern Brazil, we compete primarily with Oi and CTBC Telecom for local services and Oi and Intelig for long-distance services. In São Paulo, we compete primarily with Telefónica for local services and Telefónica and Intelig for long-distance services. In southern and western Brazil, we compete primarily with Oi (formerly Brasil Telecom) and Global Village Telecom for local services and Oi and Intelig for long-distance services. There are no official statistics we can use to determine our market shares, but we prepare estimates based on public reports of revenues. In local service, market shares vary by area, but for the total nationwide market we estimate that in 2009 our share was between 8% and 9%, while Oi had 58% of the total market for local service and Telefónica had 33%. In long-distance service, we estimate that in 2009 Embratel had approximately 37% of the market, Oi had 36% and Telefónica had 27%.

In addition, we have experienced competition for the provision of international long-distance service from companies outside Brazil known as telephone service resellers. Telephone service resellers provide customers with lower international rates by offering international long-distance voice services using data protocols in Brazil. Initially, these companies provided services without the required public telephony authorizations from Anatel. However, as licenses have become available, several of these companies have acquired them and become regulated providers.

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

In October 2008, the General Plan of Regulation Updates (Plano Geral de Atualização da Regulamentação) was approved by Anatel to serve as a framework to develop public telecommunications policies during the next ten years.

In November 2008, the new General Plan of Awards (Plano Geral de Outorgas), or PGO, was approved by Decree No. 6654. The new PGO established rules concerning the geographic division of the country and the acquisition of new licenses to enhance competition in the fixed switch telephony service market. The new PGO rules also loosened restrictions on the transfer of concessions for long-distance and local services. As a result, Oi was allowed to purchase Brasil Telecom.

Concessions and authorizations

Voice Services

Embratel holds a domestic long-distance concession and an international long-distance concession, as well as authorizations to provide local, data, satellite services and satellite television services.

Embratel’s concession for the provision of domestic and international long-distance service was renewed on December 22, 2005, and will expire on December 31, 2025. Anatel’s regulations provide for possible revision every five years to take into account changed conditions and reconsider universal service obligations and quality targets. The initial grant of the concession to Embratel did not require payment of a fee. Since January 1, 2006, however, Embratel has been required to pay a fee every two years during the term of the concession equal to 2% of the revenues from switched fixed telephone services, net of taxes and social contributions, for the year preceding the payment.

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

Satellite services

Star One’s authorizations for C-band frequencies for satellites C-1, C-2, B-2 and B-4 were renewed for 15-year terms in December 2005. Star One’s authorizations to operate in the Ku-band frequencies for satellites C-1 and C-2 were granted in 2003, and each has a 15-year term. Anatel also granted Star One 15-year authorizations for operation in both the Ku-band and C-band frequencies for satellites B-1 and B-3 2007.

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

As provided for in the concession and the General Plan of Telephony Universalization Goals, as of December 31, 2009, Embratel had installed 1,662 public pay telephones to promote universal service.

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

Recent Regulatory Developments

During 2009, Anatel approved certain regulatory revisions to the rules applicable to some of Embratel’s operations:

•

Telecommunication Services Index – IST Regulation. In August 2009, Anatel published Resolution No. 532/09, which approved a revision to rules used to calculate IST. IST is an adjustment index applied to the provision of telecommunications services.

•

Monitoring and Control of Bonds for Universal Goals – STFC. In November 2009, Anatel published Resolution No. 536/09, which approved the Monitoring and Control of Universal Service Obligations Regulation. This new regulation established more precise criteria and procedures for monitoring and controlling the fulfillment of universal service goals.

•

Concession Agreements, PGMQ and PGMU Revisions. Anatel began a process of public comment to revise the terms of Embratel’s long distance services concession agreement, the General Plan of Quality Goals (PGMQ) and General Plan of Telephony Universalization Goals (PGMU). The review process being implemented is based on the terms of Embratel’s concessionary agreements.

In addition, in November 2009, Anatel, pursuant to Act No. 6447/09, granted a data services license for Via Embratel to operate the Multimedia Communication Service (SCM) domestically and internationally for an indefinite term throughout the country.

Rates

Embratel annually changes its rates for its basic domestic and international long-distance services in accordance with the Anatel rate adjustment mechanism. The rate adjustment is determined based on inflation and productivity across the Brazilian telecommunications industry and sets the average percentage increase or decrease for the basket of all basic long-distance rates. Each of the six fixed-line concessionaires may increase or decrease individual tariffs within the basket by 5% above or below the average percentage change, provided that the aggregate percentage change for all rates in the basket does not exceed the average percentage increase or fall short of the average percentage decrease, as the case may be, set by Anatel.

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

Taxes and duties on telecommunications services

In addition to the taxes described under “Item 5. Operating and Financial Review and Prospects” the cost of providing telecommunications services includes a variety of taxes and duties.

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

OPERATIONS OUTSIDE BRAZIL

We provide telecommunications services in Colombia, Argentina, Chile, Peru, Ecuador and Uruguay. We offer cable or satellite television in Colombia, Chile, Peru and Ecuador. Our yellow pages operations are carried out in Mexico, the United States, Argentina, Peru and Colombia.

Colombia

We operate in Colombia through Telmex Colombia S.A., or Telmex Colombia, and several other subsidiaries that we acquired beginning in 2006, including the entity formerly known as Telmex Hogar, S.A., or Telmex Hogar. Effective in October 2009, Telmex Colombia and Telmex Hogar merged and now operate under the name Telmex Colombia S.A. Revenues from our Colombian operations in 2009 amounted to P.7,441 million, of which pay television services constituted 39.4%, Internet access 29.7%, voice services 15.1%, data 12.7%, and other services 3.1%. We extended our yellow pages directory operations to Colombia in 2009.

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

We provide business and residential services to customers by means of a metropolitan and inter-city fiber optic network. We provide cable television services, data and Internet access services, local, domestic and international long-distance service, value-added services and video conferencing. At the end of 2007, Telmex Colombia was the first company that was not an incumbent operator to obtain a concession to provide long-distance services.

Internet access, data and voice services

Telmex Colombia provides services to the corporate segment and to small- and medium-sized businesses. Data and Internet solutions represent 41% of our total revenues in Colombia. During 2009, we continued the expansion of the metropolitan fiber optic network to improve quality in Colombia and provide more comprehensive coverage for our business customers, reaching 28 major cities with 8,300 km of cable that permits outflow to submarine cables. Growth in our small- and medium-sized businesses segment has resulted from the sales of broadband Internet service packages as well as an increase in the volume of service provided, due to our expansion from two local interconnected cities in 2006 to six interconnected cities in 2007. As of December 31, 2009, Telmex Colombia had approximately 480,000 local telephone lines, of which 419,000 were residential lines and 61,000 lines were for corporate customers, compared to approximately 335,000 local telephone lines at year-end 2008.

Cable operations

Through our cable television subsidiaries, we offer pay television, broadband Internet access with speeds from 150 Kbps to 20 Mbps, voice services in local fixed telephony and value-added services associated with VoIP, such as three-way calling, voicemail and caller identification. We have coverage in 190 cities and towns, including the country’s major population centers, such as Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Cúcuta, Cartagena, Ibagué, Manizales, Pereira and Armenia. We had 4.9 million homes passed with our network across the country in 2009, an increase of 5% as compared to 2008, due mainly to the construction of our bidirectional network. We estimate that our operations account for approximately 50% of the pay television market, 23% of the broadband Internet market and 7% of the local fixed telephony market based on the number of subscribers in Colombia.

Of our total network, 59% of the capacity is bidirectional, meaning that data flows to and from the customer, allowing us to provide triple play services. In the key cities of Bogotá, Medellín and Cali, which represent more than 28% of Colombia’s population, 60% of our network in these markets is bidirectional. At the end of 2009, we had approximately 290,000 triple play customers in Colombia.

We entered the cable television business beginning in 2006 and made the following acquisitions:

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

In October 2007, through our subsidiaries we acquired for U.S.$345 million (P.3,733 million) several Delaware companies, which in turn owned 100% of the assets and a portion of the liabilities of the following companies:

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

In September 2008, after receiving the regulatory approval from the National Television Commission, we acquired for U.S.$30.9 million (P.351 million) several Delaware companies, which in turn owned 100% of the assets and a portion of the liabilities of the following companies:

•	Teledinámica S.A., a cable television services provider from which we also acquired 100% of its subscribers;

•	Organización Dinámica S.A., an Internet services provider from which we also acquired 100% of its subscribers; and

•	Telebarranquilla S.A., which produces content for cable television.

These three companies now operate as New Dinamic Company, S.A.

Argentina

In Argentina, we operate through Telmex Argentina S.A., or Telmex Argentina. In October 2007, we acquired 100% of Ertach S.A., or Ertach, for a purchase price of P.297.7 million (U.S.$28 million).

In 2009, 31.9% of our revenues in Argentina was attributable to voice services, 60.9% was derived from data and Internet services and the remaining portion was derived from other services.

Telmex Argentina provides data, Internet access and local and long-distance voice services to corporate and residential customers in Argentina, operates fiber optic rings in metropolitan areas, provides “last-mile” access to reach its customers and offers data administration and hosting through two data centers. We have also developed a new wireless network using pre-WiMax technology in the 3.3 GHz frequency band to provide wireless telecommunications services to small- and medium-sized businesses. Through Ertach, we provide Internet access and data and voice services through a wireless network integrating Wireless Local Loop (WLL) and WiMax technologies over the 3.5 GHz frequency band. Ertach’s network covers more than 160 cities and towns in Argentina. Telmex Argentina also provides a yellow pages directory in print and on the Internet. See “—Yellow Pages Business.”

Telmex Argentina operates a local point-multipoint distribution service, or LMDS, and fiber optic network in Argentina and provides voice, data, video and other telecommunications services. LMDS is a wireless service using radio signals to transmit voice, video signal transportation and data. Telmex Argentina also operates an international information center that monitors the services it provides to its international customers located throughout Latin America.

Telmex Argentina has a fiber optic network of over 12,120 km that covers many major cities in Argentina and reaches approximately 53% of the population. The voice network covers approximately 81 interconnected cities. Telmex Argentina has completed construction of fiber optic lines to connect the major cities of the northeastern region of Argentina, as well as fiber optic lines that connect operations in Argentina and Uruguay.

The main telecommunications regulatory authorities in Argentina are the Secretary of Communications (Secretaría de Comunicaciones) and the Communications Commission (Comisión de Comunicaciones), both of which are under the authority of the Ministry of Federal Planning, Public Investment and Services of the National Government. Telefónica de Argentina S.A. and Telecom Argentina S.A. are Telmex Argentina’s main competitors. Several newer entrants in the Argentine telecommunications market, such as Global Crossing S.A., Comsat S.A. and NSS S.A., also compete with Telmex Argentina in fixed-line telephony, public telephones and data and Internet access services.

In the second half of 2006, we began renegotiating the conditions of our interconnection contracts with the incumbent operators in Argentina, Telefónica de Argentina S.A. and Telecom Argentina S.A. These contracts regulate the terms and conditions of interconnection for local and domestic and international long-distance telephony between telecommunications operators. We have made a request to the Secretary of Communications to make a determination as to interconnection rates.

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

Chile

We started operations in Chile in February 2004 with the acquisition of all of the assets of AT&T Latin America Corp., including AT&T Chile Holding S.A., renamed Telmex Chile Holding S.A., or Telmex Chile, which was organized as Telmex’s holding corporation in Chile. Additional acquisitions include the following:

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

Of our revenues from Chilean operations in 2009, 41.1% was attributable to pay television, 29.3% to data and Internet access services, 28.5% to voice services (composed of 16.4% long-distance services and 12.1% local services and the remainder to other telecom services.

Telmex Chile is a provider of advanced telecommunications services. To business customers in Chile, we provide data transmission, long-distance and local telephony, private telephony, virtual private and long-distance networks, dedicated Internet access and high capacity media services. We also offer a variety of advanced services, such as network administration, videoconferencing, virtual PABX and Internet hosting, as well as data center and contact center services, and electronic billing.

In the residential market, Telmex Chile has expanded the focus of offerings beyond long-distance services to pay television via satellite (DTH). During 2008, Telmex Chile began installing the newest HFC network in Latin America, passing 850,000 homes by December 31, 2009, in areas of Santiago and four other major cities. In December 2009 we reached 110,000 triple play service subscribers.

Our fiber optic network covers more than 4,000 kilometers of continental Chile, from Arica to Santiago, Santiago to Valparaiso and Santiago to Valdivia. To cover the southern regions of Chile and Isla de Pascua, we use a satellite platform and leased facilities. We also own and operate metropolitan fiber networks covering Santiago and Chile’s other major cities. In 2005, we introduced the first commercial 10-gigabit Metro Ethernet network in Santiago, which enables our network to offer integrated IP services to the corporate market, including VoIP services. In 2007, we expanded our Metro Ethernet infrastructure to offer services supported by DWDM technology, which can reach a maximum capacity of up to 400 Gbps. In addition to services supported by these technologies, we offer services through a variety of platforms, including WiMax, xDSL, VSAT and SCPC, among others.

The General Telecommunications Law of 1982, as amended, established the legal framework for the provision of telecommunications services in Chile. The law established the rules for granting concessions and permits to provide telecommunications services and for the regulation of rates and interconnection. The main regulatory agency of the Chilean telecommunications sector is the Ministry of Transportation and Telecommunications (Ministerio de Transportes y Telecomunicaciones), which acts primarily through the Undersecretary of Telecommunications, or Subtel. We have the right to use licenses to provide local fixed and wireless service through the 50 MHz of the 3.4 to 3.6 GHz frequency band throughout the country, domestic and international long-distance service, data services, Internet access, pay television services and value-added services.

We face competition in all of our business segments, and we compete with Movistar Chile (owned by Telefónica S.A.), Entel S.A. and four other carriers. This competition has been vigorous in the small- and medium-sized business and residential telecommunications markets. In pay television, we face competition from VTR, Movistar Chile, Direct TV and other minor competitors. We compete with VTR, Telefónica and, to a lesser extent, Telsur, in triple play services.

Peru

Through Telmex Perú, S.A., or Telmex Perú, we provide data, Internet access, fixed-line telephony (including domestic and international long-distance), public telephony, and Internet hosting services. We serve corporate and residential customers in Lima and the interior of Peru through a fiber optic network and a last-mile wireless network in the 3.5 GHz band. We also have a local Metro Ethernet network and utilize WiMax technology in Lima and other cities and provinces throughout the country. In 2006, we extended our yellow pages directory operations to Peru. See “—Yellow Pages Business.” Of the revenues from our Peruvian operations in 2009, 42.0% to data and Internet access services, 34.4% was attributable to voice services, 10.4% to cable television and the remainder to other services.

In 2006, we acquired concessions to provide wireless access services in the 3.5 GHz band in Lima and eight provinces in Peru. We implemented 85% of the wireless access platform and began offering the services during the fourth quarter of 2006. In five provinces, the platform functions in the 10.5 GHz band, providing point-to-point access capabilities. This platform enables us to broaden our service offerings to small- and medium-sized business customers and to expand our metropolitan network coverage.

In March 2007, we acquired 100% of Boga Comunicaciones S.A., or Boga, a cable television provider with operations in Lima and Chiclayo, for P.284.6 million (U.S.$25 million). In July 2007, we also acquired the assets of Virtecom S.A., a cable television company with a network that passes through residential areas in Lima, for P.21.7 million (U.S.$2 million). These subsidiaries were merged into Telmex Perú in February 2008. As of December 31, 2009, our digital network passed 321,853 homes, through which we can provide double and triple play services in the Peruvian residential market.

In 2008, we launched DTH services under the commercial name of Telmex TV Sat, with a basic package geared to the low end of the residential market. To supplement this offering, we had launched CDMA 450 MHz prepaid telephony services in five cities by the end of 2009.

The main telecommunications regulatory authorities in Peru are the Regulatory Body for Private Investment in Telecommunications (Organismo Regulador de la Inversión Privada en Telecomunicaciones) and the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones). Telefónica del Peru S.A., an affiliate of Telefónica, S.A., is our main competitor in fixed-line telephony, public telephony, data and Internet access services. Americatel Peru S.A., an affiliate of Telecom Italia, also competes with us in the fixed-line long-distance market. Telefónica Multimedia, an affiliate of Telefónica, S.A., is our main competitor in cable television.

United States

Our yellow pages directory operations in the United States are described under “—Yellow Pages Business.”

Ecuador

In March 2007, we acquired 100% of Ecuadortelecom S.A., or Ecuadortelecom, for P.270.7 million (U.S.$24 million) and began offering a wide array of voice, data, and Internet services as well as pay television to residential and business customers. Ecuadortelecom holds a concession to offer fixed-line telephony (including long-distance), public telephony and data transmission services as well as a license to use the 3.5 GHz frequency band.

We currently offer local and long-distance telephony and broadband access in Guayaquil and Quito over an HFC network to residential, small- and medium-sized businesses customers. Additionally, we offer cable television in Guayaquil and offer double and triple play packages. As of year end 2009, we pass approximately 400,000 homes in both cities.

As of December 31, 2009, Ecuadortelecom had approximately 23,000 Internet services installed, 14,000 cable television customers installed and 16,000 local telephone lines, of which 12,000 were residential and 4,000 were for commercial customers, including public telephones (locutorios).

In December 2009, we began selling laptop computers, netbooks and desktop computers with Internet services to customers who have contracted our services for at least two months prior to the date of the purchase of this equipment.

The main telecommunications regulatory authority in Ecuador for cable and broadcast television and telecommunications services is the Telecommunications Ministry (Ministerio de Telecomunicaciones). Our main competitors in Ecuador are Grupo TV Cable, which offers fixed-line telephone service, Internet access, data services and cable television, and CNT – Corporación Nacional de Telecomunicaciones, a government-run company, which offers fixed-line telephone service, Internet access and data services.

Uruguay

Our subsidiary in Uruguay, Telstar, S.A., or Telstar, provides data transmission, Internet access, hosting and housing to small- and medium-sized businesses and corporate customers, as well as long-distance voice services to corporate and residential customers in Uruguay’s major cities.

Telstar operates a local point-multipoint distribution service, or LMDS, and fiber optic network to provide voice, data, video and other telecommunications services. LMDS is a wireless service using radio signals to transmit voice, video signal transportation and data.

In 2009, 51.2% of our revenues in Uruguay were derived from data and Internet services, 30.4% were derived from the provision of mobile telecommunications equipment to the government of the Argentine Province of Mendoza as part of a special project, 18.2% were attributable to voice services and the remaining portion was derived from other services.

In 2009, Telstar has completed the construction of fiber optic lines that connect operations in Argentina and Uruguay.

We face competition in all business segments; our most important competitors are Antel (Administración Nacional de Telecomunicaciones, a government-owned corporation), Telefónica and Dedicado Telecomunicaciones.

YELLOW PAGES BUSINESS

We offer yellow pages directory services in Mexico, the United States, Argentina, Peru and Columbia. In Mexico, we operate our yellow pages business through Anuncios en Directorios, S.A. de C.V.; in the United States, we operate through Sección Amarilla USA; in Argentina, Páginas Telmex Argentina provides services in Buenos Aires under the name Páginas Telmex; in Peru, Páginas Telmex Perú provides services in the department of Lima y Callao under the name Páginas Telmex; and in Colombia, Páginas Telmex Colombia provides services in Cali under the name Páginas Telmex. In all of these markets, we provide print and digital products and services.

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

Directories are published on a 12-month cycle with staggered publication times. We outsource the printing of our directories. In 2009, we produced approximately 16.3 million directories in Mexico (including white pages directories), 3.4 million in the United States, 800,000 in Perú, 350,000 in Colombia and 200,000 in Argentina.

In Mexico, we have over 100 years of history of providing telephone directories under the brand name Sección Amarilla. In 2009, we published and distributed 124 directories covering different cities and regions within the country. In most cases, we combine yellow and white pages directories in the same book, and these are provided at no cost to fixed telephone line users. In Mexico’s three largest cities, Mexico City, Guadalajara and Monterrey, the yellow pages and white pages are provided in separate books.

In the United States, we began our directory business in October 2006 following our acquisition of an 80% interest in Cobalt Publishing LLC. Subsequent to the acquisition, Cobalt Publishing LLC was renamed Sección Amarilla USA LLC, or Sección Amarilla USA. Sección Amarilla USA publishes Sección Amarilla, a Spanish-language telephone directory with circulation in 23 states, of which our largest offerings are in California, Florida, New York and Texas. Sección Amarilla USA also provides its directory through the Internet. We offered 47 directories in 2007, 52 in 2008 and 49 in 2009. We expect to offer 36 in 2010. In the United States, we identify Spanish-speaking zones and distribute our directories without charge to our advertisers and residents in these areas.

In Argentina and Peru, we began publishing yellow pages directories in 2007. We offer two directories in each country. In Colombia, we began publishing two directories in 2009.

White pages

As a service to Telmex, we publish and distribute white pages directories in exchange for a fixed fee pursuant to our long-term contract with Telmex.

Internet yellow pages directory

In 1997, Anuncios began providing electronic directory services by establishing the Sección Amarilla website on the Internet, accessed at www.seccionamarilla.com or www.paginastelmex.com. The web pages provide access to the information published in the print directories. The websites for Mexico, the United States, Argentina, Peru and Colombia are similar and enable searches by geographic location, classification or business name. Maps accompany search results showing where a business is located. Beginning in 2001, we began selling advertising on our website.

In Mexico, our website had 27.6 million visits in 2009, 23.6 million in 2008 and 17.6 million in 2007. From 2007 to 2009, page views of our website increased from 1456.0 million in 2007 to 184.9 million page views in 2008 and decreased to 175.9 million in 2009. The high amount of page views in 2008 resulted from a joint venture between Telmex and the Microsoft website (Prodigy MSN), which increased our visibility on the Internet. Page view reduction in 2009 resulted from an improvement to the website’s search tool, making searches more efficient while reducing the number of pages views for the same results.

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

CAPITAL EXPENDITURES

The following table sets forth our capital expenditures for each year in the three-year period ended December 31, 2009.

	Year ended December 31,
	2009	2008	2007
	(2009 and 2008 in millions of Mexican pesos; 2007 in millions of constant Mexican pesos as of December 31, 2007)
Network infrastructure	P. 3,905	P. 8,076	P. 4,359
Access, infrastructure and local services	7,323	6,718	3,508
Data services	3,516	2,958	3,592
Satellite investments	315	240	775
Other	759	607	570

Total capital expenditures	P.15,818	P.18,599	P.12,804

Our capital expenditures decreased 15.0% in 2009. In 2009, our consolidated capital expenditures totaled P.15.8 billion (U.S.$1.2 billion). Of our consolidated capital expenditures, our Brazilian operations represented 48.7% (P.7.7 billion or U.S.$567 million) and the remainder of our South American operations represented 51.3% (P.8.1 billion or U.S.$597 million).

We have budgeted capital expenditures in an amount equivalent to approximately P.19.2 billion (U.S.$1.5 billion) for the year 2010, including P.10.2 billion (U.S.$782 million) for Brazil, and P.9.0 billion (U.S.$691 million) for our other operations in Colombia, Argentina, Chile, Peru, Ecuador, Uruguay and the United States. Budgeted capital expenditures for 2010 exclude any other investments we may make to acquire other companies. In subsequent years, our capital expenditures will depend on economic and market conditions. Our budgeted capital expenditures are financed through operating cash flows and limited borrowing.

PLANT, PROPERTY AND EQUIPMENT

Our principal properties consist of the networks located in the South American countries in which our subsidiaries operate, including broadband fiber optic transmission systems, digital switching systems, cable television networks, a satellite network, submarine cables and related real estate. As of December 31, 2009, the net book value of our plant, property and equipment was P.80,124 million (U.S.$6.1 billion).

Embratel’s properties comprise a majority of our plant, property and equipment and are located throughout Brazil, providing the necessary infrastructure to support local, nationwide long-distance and international telecommunications. We conduct the majority of Embratel’s management functions from Rio de Janeiro, and Embratel owns and leases office space in other cities, including São Paulo, Porto Alegre, Belo Horizonte, Curitiba, Brasília, Salvador and Belém. Embratel’s network facilities are in good condition and are suitable to support the wide array of advanced communications services that we provide. Through Star One, Embratel also owns properties related to its space services, consisting primarily of satellites, along with miscellaneous administrative assets held by Star One.

Our properties located in Colombia, Argentina, Chile, Peru, Ecuador and Uruguay consist of transmission and switching networks with coverage in major cities, as well as administrative and customer service offices. Additionally, we have a cable television network in Colombia and Peru and a satellite television network in Chile. For our yellow pages business, we have administrative and customer service offices in Mexico and the United States.

Item 4A.	Not Applicable.

Item 5.	Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the financial statements and notes thereto included in this report. Our financial statements for all dates and periods prior to our establishment in December 2007 have been prepared on a consolidated basis and include the historical operation of the subsidiaries transferred to us in the Escisión.

Our consolidated financial statements have been prepared in accordance with Mexican FRS, which differ in certain respects from U.S. GAAP. Note 19 to our audited consolidated financial statements provides a description of the principal differences between Mexican FRS and U.S. GAAP as they relate to us, a reconciliation to U.S. GAAP of net income and total stockholders’ equity and condensed financial statements under U.S. GAAP.

Overview

The highlights of our results for the period from 2007 to 2009 included the following:

•

In 2009, we focused on increasing revenues from local service, data transmission and Internet access services, and pay television to reduce our dependence on revenues from long-distance service in Brazil.

•	In 2008, we maintained our leading franchise in Brazilian long-distance, despite an increase in competition.

•	In our corporate networks and Internet access businesses across Latin America, we had revenue growth in 2008.

•

Our Brazilian local service business, which started in late 2002, has successfully established itself with steady growth in customers and revenues. At year-end 2009, we had more than 6 million customers for a range of services, and for the year we had P.13 billion in operating revenues. This represented year-over-year customer increases at the end of 2009 of 7.8% in Livre service (residential telephony) and 46.6% in Net Fone via Embratel service (residential VoIP), which led to an increase in consolidated local service revenues of 20.4% for 2009.

•

Beginning in 2006, we made a series of acquisitions of cable television businesses in Colombia, giving us a 57% share of the pay television market by the end of 2009. We expect continued revenue growth and improved profitability from our Colombian operations. Our consolidated revenues from pay television surpassed P.3.2 billion in 2008 and reached P.5.4 billion 2009. In addition, our equity investee, Net continues to grow in the pay television business in Brazil.

•

Our financing cost increased significantly in 2008, due to the depreciation of the Brazilian real against the U.S. dollar. During 2009, the Brazilian real appreciated against the U.S. dollar, resulting in a decrease in our financing cost.

Effects of Exchange Rate Variations

Our financial statements are presented in Mexican pesos, but less than 10% of our revenues are from Mexico. Effective January 1, 2008, in each jurisdiction in which we operate, we treat the local currency as the functional currency for accounting purposes. In Brazil, for example, the Brazilian real is the functional currency.

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

Changes in the average exchange rate of the Brazilian real against the peso can have a significant effect on our financial performance, since the majority of our revenues (78.2% in 2009) are generated in Brazil. If the Brazilian real appreciates against the peso from one year to the next, our revenues will tend to increase as reported in pesos. In 2009, the average exchange rate increased 10.0% compared to 2008 due principally to the appreciation of the Brazilian real, which caused our results, as reported in pesos, to improve from year to year. In 2008, the average exchange rate was virtually the same as in 2007. As a result, our performance in 2008 compared to 2007 was not significantly affected.

Exchange rate variations also affect our financial performance because of our U.S. dollar-denominated debt. We recognize an exchange gain or loss based on changes in the value of the U.S. dollar against the functional currencies of the primary operating environments of our subsidiaries that have debt denominated in U.S. dollars. Most of our U.S. dollar-denominated debt is in Brazil, and we have used derivative instruments to hedge against exchange loss on this debt. In 2009, the appreciation of the Brazilian real against the U.S. dollar resulted in an exchange gain of P.4,154 million, which was partly offset by a fair value loss of P.1,670 million on derivatives we entered into to convert our U.S. dollar exposure to Brazilian reais. In 2008, the appreciation of the dollar against the Brazilian real resulted in an exchange loss of P.4,177 million, which was partly offset by fair value gains in the amount of P.2,577 million on derivatives we entered into to convert our U.S. dollar exposure to Brazilian reais.

Effect of Inflation Accounting

Due to the adoption of Mexican FRS B-10, effective January 1, 2008, we ceased to recognize the effects of inflation on our financial information. Prior to 2008, inflation accounting had extensive effects on the presentation of our financial statements. Our financial statements for periods through December 31, 2007 have been re-expressed in constant pesos as of December 31, 2007, using a factor that is based on the Mexican consumer price index. The value of the re-expression factor has a significant impact on the comparison between our results of operations for 2007 and for prior years. See Note 2(c) to our audited consolidated financial statements.

Effects of the Escisión

Telmex Internacional is a Mexican holding company that was established in December 2007. Our operating subsidiaries were all owned by Telmex prior to our establishment, and they were transferred to us on December 26, 2007 in the split-up that we refer to as the Escisión. We believe in general that our financial performance has not been materially affected by the separation from Telmex, and our historical financial statements for earlier dates and periods would not have been materially different if we had been separate from Telmex prior to the Escisíon.

Effects of Acquisitions

Prior to the Escisión, Telmex was engaged in the Mexican yellow pages business for many years. All of our other businesses, however, were acquired by Telmex after January 1, 2004, starting with the purchase of AT&T Latin America in February 2004 and the purchase of a controlling interest in Embratel in July 2004. Our past financial performance has been affected by the recent acquisitions made during those periods. The most significant recent acquisitions are listed below, together with the effective date as of which each has been reflected in our financial statements. These and other, less significant acquisitions are summarized in Note 5 to our audited consolidated financial statements.

•	Sección Amarilla USA, LLC (November 2006)—producer of Spanish-language yellow pages directories in the United States; in December 2009, we acquired the remaining 20% non-controlling interest.

•	Boga (April 2007)—cable television provider in Peru.

•	Ecutel (April 2007)—telecommunications provider in Ecuador.

•	TV Cable S.A. and Cable del Pacífico (April 2007)—two cable television companies in Colombia, now operating as Telmex Colombia, S.A.

•	Zap Television Directa al Hogar Ltda. (September 2007)— satellite television services provider in Chile, now operating as Telmex TV, S.A.

•	Cablecentro, Megainvest Ltda., Comunicaciones Ver TV, S.A., Satelcaribe, S.A. (November 2007)—cable television assets in Colombia.

•	Ertach (November 2007)—Internet, data and voice services provider in Argentina.

•	Teledinámica, S.A., Organización Dinámica, S.A. and Telebarranquilla, S.A. (October 2008)—cable television and Internet access assets in Colombia, now operating as New Dinamic Company, S.A.

•	Contenido Cultural y Educativo, S.A. de C.V. (March 2009)—engaged in the sale of print advertising in Mexico.

•	Eidon Software, S.A. de C.V. (May 2009)—provider of software services.

We have accounted for business acquisitions using the purchase method of accounting, which has resulted in the recognition of a substantial amount of goodwill. At December 31, 2009, the balance of goodwill was P.14,399 million. We have also allocated substantial value to the licenses and trademarks of acquired entities and prepaid indefeasible rights of use, which has resulted in a net balance of P.14,557 million on our balance sheet at December 31, 2009.

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

Changes in Mexican FRS

Note 2(z) to our audited consolidated financial statements discusses new accounting pronouncements under Mexican FRS that became effective in 2009, and Notes 2(b), 2(c) and 2(u) to our audited consolidated financial statements discuss new accounting pronouncements under Mexican FRS that became effective in 2008. These accounting pronouncements were applied on a prospective basis. As a result, the financial statements of prior years, which are presented for comparative purposes, have not been modified and may not be comparable to our financial statements for 2009 and 2008. In 2010, other pronouncements might affect certain aspects of our consolidated financial statements.

Transition to IFRS

Beginning in 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the International Accounting Standards Board (IASB). Mexican issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory.

Summary of Operating Income and Net Income

The table below summarizes our consolidated income statement for the past three years.

	Year ended December 31,
	2009			2008			2007
	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)	(millions of pesos)		(percentage of operating revenues)
	(in millions of Mexican pesos for 2009 and 2008 and in millions of constant Mexican pesos as of December 31, 2007 for 2007)
Operating revenues:
Domestic long-distance service	P.	31,514	34.0%	P.	28,299	37.2%	P.	27,084	40.0%
Corporate networks		21,745	23.5%		16,757	22.1		15,390	22.7
Local service		15,255	16.5%		10,594	13.9		7,874	11.6
Yellow pages		4,930	5.3%		5,519	7.3		5,639	8.3
Internet access services		8,018	8.7%		5,496	7.2		4,381	6.5
International long-distance service		3,362	3.6%		3,294	4.3		3,605	5.3
Pay television		5,355	5.8%		3,203	4.2		1,044	1.5

Other		2,361	2.6%		2,843	3.8		2,743	4.1

Total operating revenues		92,540	100.0%		76,005	100.0		67,760	100.0

Operating costs and expenses:
Transport and interconnection		32,726	35.4%		26,925	35.4		23,649	34.9
Cost of sales and services		15,695	17.0%		12,048	15.9		9,803	14.5
Commercial, administrative and general expenses		21,541	23.3%		19,141	25.2		16,207	23.9
Depreciation and amortization		11,526	12.4%		8,968	11.8		7,771	11.5

Total operating costs and expenses		81,488	88.1%		67,082	88.3		57,430	84.8

Operating income		11,052	11.9%		8,923	11.7%		10,330	15.2%

Other expenses, net		48			103			242
Financing (income) cost:
Interest income		(1,085)			(1,266)			(1,217)
Interest expense		2,366			1,508			1,631
Exchange loss, net		(2,373)			1,879			3
Monetary gain, net(1)		—			—			(141)

		(1,092)			2,121			276

Equity interest in net income of affiliates		1,889			191			689

Income before income tax		13,985			6,890			10,501
Income tax		4,422			1,259			3,487

Net income		9,563			5,631			7,014

Distribution of net income:
Majority interest		9,105			5,536			6,464
Non-controlling interest		458			95			550

		9,563			5,631			7,014

Earnings per share	P.	0.50		P.	0.30		P.	0.33

(1)	We do not report monetary gain after 2007 because we are no longer required to present the effects of inflation under Mexican FRS after 2007.

Results of Operations for 2009, 2008 and 2007

Revenues

Domestic Long-distance Revenues

Operating revenues from domestic long-distance service consist of (a) revenues for carrying long-distance calls for customers and (b) amounts earned from other telecommunications operators for transporting their domestic long-distance calls. The amount of operating revenues from domestic long-distance service depends on rates and traffic volume. Domestic long-distance revenues increased by 11.4% in 2009 and by 4.5% in 2008. The increase in 2009 was primarily due to an exchange rate variation (a 10% increase) principally attributable to the appreciation of the Brazilian real against the Mexican peso and an increase in domestic long distance revenues at Embratel reflecting increased long-distance mobile traffic carried by Embratel for its customers and long distance traffic originating on other operators’ mobile networks and transported by Embratel. The increase in 2008 was principally due to a 4.7% increase in domestic long-distance revenues at Embratel, mainly as a result of increased traffic from Embratel’s corporate customers and the growth of long-distance traffic originating on other operators’ mobile networks.

Revenues from Corporate Networks

Revenues from corporate networks are primarily from dedicated private lines and from providing virtual private network services. Revenues from corporate networks increased by 29.8% in 2009 and increased by 8.9% in 2008. The increase in 2009 was principally due to an increase of data network services subscribed to by corporate customers in Brazil (35.2% increase in 64 Kbps billed-line equivalents). The increase in 2008 was principally due to increased volume at Embratel (46.9% increase in 64 Kbps billed-line equivalents), which was partially offset by decreased rates.

Local Service Revenues

Operating revenues from local service include installation charges for new lines, monthly line rental charges and monthly measured service charges based on the number of minutes. These revenues depend on the number of lines in service, the number of new lines installed and the volume of minutes. Revenues from Embratel’s residential and business local services, Livre, Net Fone via Embratel and VipLine, are accounted for under local service revenues. Revenues from local service increased by 44.0% in 2009 and by 34.5% in 2008. The increase in 2009 was principally due to an increase of 20.5% in the number of total lines in service in Brazil. The increase in 2008 was due primarily to the increase in Embratel’s local services revenues as a result of an increase of 53.2% in 2008 in total lines. The increase in total lines in 2009 and 2008 was primarily from Livre and Net Fone via Embratel services.

Revenues from Yellow Pages

Operating revenues from yellow pages consist of sales of yellow pages advertising, principally in Mexico. Revenues from yellow pages decreased 10.7% in 2009 and 2.1% in 2008. The decrease in 2009 was principally due to a decrease in the sale of advertising in directories in Mexico. The decrease in 2008 was principally due to higher discounts offered to our key customers.

Revenues from Internet Access Services

Revenues from Internet access services include set-up and service fees for broadband and dial-up Internet access. Revenues from Internet access services increased by 45.9% in 2009 and increased by

25.5% in 2008. The increase in 2009 was principally due to a 100.4% increase in the number of users of our Internet access service in Brazil and a 22.8% increase in the number of users of our Internet access service in Colombia. The increase in 2008 was principally due to a 79.1% increase in the number of users of our Internet access service in Colombia, the expansion of Embratel’s corporate services resulting from bundled solutions offered to our customers and a 19.2% increase in the number of users of our Internet access service in Brazil.

International Long-distance Revenues

Operating revenues from international long-distance service depend on the volume of traffic, the rates charged to our customers, the rates charged by each party under agreements with foreign carriers, principally in the United States, and the effects of competition. We generally settle on a net basis the amounts owing to and from each foreign carrier, but we report the amounts owed to us as revenues and the amounts we owe in cost or sales and services. Settlement payments under service agreements with foreign carriers are generally denominated in U.S. dollars.

International long-distance revenues increased by 2.1% in 2009 and decreased by 8.6% in 2008. The increase in 2009 was primarily caused by an exchange gain principally due to the appreciation of the Brazilian real against the Mexican peso, partially offset by a decrease in international long distance revenues from residential customers in Brazil. The decrease in 2008 was primarily caused by a 9.7% decline in traffic in Brazil due to growing competition from new technologies, such as VoIP.

Revenues from Pay Television

Our revenues from pay television amounted to P.5,355 million in 2009, compared to P.3,203 million in 2008 and P.1,044 million in 2007. The increase in revenues in 2009 was primarily the result of the launch in December 2008 of satellite television in Brazil (Via Embratel), a 36.5% increase in pay television customers in Chile consisting of subscribers to DTH services and subscribers to services through the HFC network and a 3.1% increase in cable television subscribers along with an increased average revenue per user in Colombia. The increase in revenues in 2008 is the result of a 27.6% increase in the number of subscribers in Colombia, a 313.4% increase in the number of subscribers in Chile and a 62.5% increase in the number of subscribers in Peru.

Other Revenues

The largest components of other revenues are revenues from interconnection (fees we charge other telecommunications operators for completing calls to our local network), provision of call center services (principally in Brazil) and sales of telecommunications equipment (principally handsets sold to our local service customers in Brazil). Other revenues decreased by 17.0% in 2009 and by 3.6% in 2008. The decrease in 2009 was principally due to decreased call center services contracted in Brazil. The increase in 2008 was principally due to an increase in other revenues in Chile resulting from network construction in connection with public works projects, partially offset by a decrease in other revenues in Brazil as the result of a decline in call center services and sales of handsets.

Operating Costs and Expenses

Transport and Interconnection

Costs from transport and interconnection consist primarily of payments to operators of mobile and local networks for the use of their facilities to complete calls to their customers and the rental of capacity from other operators in areas where we use rented capacity to complement our network. These costs are driven in large part by our traffic in Brazil. Transport and interconnection costs increased by 21.5% in 2009 and increased by 13.9% in 2008. The increase in 2009 was due to an increase in interconnection costs for mobile termination mainly in Brazil and higher costs associated with originating mobile traffic due to a rate increase adjustment, effective in January 2009. The increase in 2008 was due to growth in mobile call traffic, resulting in increased transport and interconnection costs, and an increase of mobile network interconnection rates in Brazil.

Cost of Sales and Services

Cost of sales and services increased by 30.3% in 2009 and increased by 22.9% in 2008. The increase in 2009 was due to (a) an increase in the cost of providing data and local services in Brazil, (b) the purchase of television content to increase programming offerings in Colombia, Chile and Peru and (c) the leasing of infrastructure facilities in Colombia. The increase in 2008 was due to increased costs for (a) television content, due to growth in the number of pay television subscribers in Colombia and Chile, (b) increased network maintenance in Colombia and Chile, (c) the leasing of infrastructure facilities in Colombia and (d) the hiring of additional technical and customer service personnel in Colombia.

Commercial, Administrative and General Expenses

Commercial, administrative and general expenses increased by 12.5% in 2009 and increased by 18.1% in 2008. The increase in 2009 was due to higher expenses associated with (a) customer service call centers and (b) billing and collections services in Colombia and Chile, mainly as a result of increased revenues in these countries and specifically related to pay television revenues in Colombia. The increase in 2008 was due to the expansion of our operations in Colombia, the United States and Chile, including increased personnel and an increase in corporate expenses following the Escisión.

Depreciation and Amortization

Depreciation and amortization increased by 28.5% in 2009 and increased by 15.4% in 2008. The increase in 2009 was mainly due to the expansion of our network in Brazil, Colombia, Chile and Ecuador. The increase in 2008 was due to the expansion of our network in Colombia, Brazil, Argentina and Chile. As a result of Mexican FRS, changes in exchange rates affect the value of fixed assets and thus the amount of depreciation.

Operating Income

Operating income increased by 23.9% in 2009 primarily due to an increase in revenues of 21.8%. Our operating margin was 11.9% in 2009 compared to 11.7% in 2008.

Operating income decreased by 13.6% in 2008 due to an increase of 16.8% in costs and expenses, partially offset by an increase of 12.2% in revenues, with Brazilian revenues increasing 8.1% and Colombian revenues increasing 110.7%. Our operating margin was 11.7% in 2008 compared to 15.2% in 2007, due to an increase in costs and expenses principally resulting from the expansion of our network and our pay television and Internet access operations as well as an increase in depreciation caused by an increased investment in plant, property and equipment.

Financing (Income) Cost, Net

Financing (income) cost, net reflects interest income, interest expense, foreign exchange gain or loss and, through 2007, the gain or loss attributable to the effects of inflation on monetary liabilities and assets. A substantial amount of our indebtedness (37.1% at December 31, 2009), is denominated in

U.S. dollars, so variations in the value of the U.S. dollar affect our foreign exchange gain or loss and interest expense. Approximately 6.6% of our monetary assets were denominated in U.S. dollars at December 31, 2009.

In each country in which we have monetary assets or liabilities, we determine foreign exchange gain or loss based on the functional currency of local operations, and, through 2007, we determined monetary gain or loss based on the local inflation rate. Because our subsidiary Embratel has 44.2% of our total indebtedness, exchange gain or loss is driven primarily by the value of the Brazilian real against the U.S. dollar.

We enter into derivative transactions to manage our exposure to changes in exchange rates, and the change in fair value of these derivative transactions is included in exchange gain or loss.

In 2009, financing (income) cost, net was P.(1,092) million compared with P.2,121 million in 2008 and P.276 million in 2007. The changes in each component were as follows:

•

Interest income decreased by 14.3% in 2009 after increasing by 4.0% in 2008. The decrease in 2009 was principally due to a lower average level of interest-generating financial assets. The increase in 2008 was principally due to an increase in cash equivalents following the Escisión.

•

Interest expense increased by 56.8% in 2009 after decreasing by 7.5% in 2008. The increase in 2009 was principally due to a higher average debt balance. The change in 2008 was due to a slight reduction in the average level of debt held by Embratel and a decrease in the average LIBOR interest rate.

•

We recorded a net exchange gain of P.2,373 million in 2009, compared to net exchange losses of P.1,879 million in 2008 and P.3 million in 2007. In 2009, the gain was primarily due to the appreciation of the Brazilian real against the U.S. dollar during the period, which was partially offset by fair value losses of Embratel’s Brazilian real/U.S. dollar cross-currency swaps. In 2008, the amount reflects the offsetting effects of exchange loss on dollar-denominated debt, primarily at Embratel, and fair value gains on cross-currency swaps, primarily entered into to cover our exposure from U.S. dollars to Brazilian reais. In 2007, the amount reflects the offsetting effects of exchange gain on dollar-denominated debt and fair value losses on cross-currency swaps.

•

Beginning in 2008, due to a change in Mexican FRS, we did not recognize the effects of inflation on monetary assets and liabilities. We had a net monetary loss of P.141 million in 2007. In 2007, we had a gain in Brazil, where we have substantial monetary liabilities, and a loss in Mexico, where we have substantial monetary assets. The inflation rate in Brazil was 7.8% in 2007.

Equity interest in net income of affiliates

Equity interest is the application of the equity method on the net income of affiliates, mainly in Net, the largest cable television operator in Brazil. Equity income increased 889% in 2009 and decreased 72.3% in 2008. The increase in 2009 was principally due to net income growth substantially as a result of an increase in subscribers in all of Net’s products and the integration of companies acquired in recent years, as well as a net exchange gain due to the appreciation of the Brazilian real against the U.S. dollar. The decrease in 2008 was principally due to a higher net exchange loss due to the appreciation of the U.S. dollar against the Brazilian real, partially offset by an increase in operating income as a result of an increase in subscribers.

Income Tax

The statutory rate of the Mexican corporate income tax was 28% in 2009, 2008 and 2007. The statutory tax rate on our income in Brazil, which accounts for the majority of our taxable income, was 34% in 2009, 2008 and 2007. Our effective rate of corporate income tax as a percentage of pre-tax profit was 31.6% in 2009, 18.3% in 2008 and 33.2% in 2007. Our effective tax rate was higher in 2009 and 2007 than 2008 primarily because in 2008 we recognized the reversal of the valuation allowance on deferred tax assets in our Brazilian subsidiaries. The effective tax rates in 2009 and 2007 were virtually the same.

Net Income

Net income increased by 69.8% in 2009 and decreased by 19.7% in 2008. In 2009, the increase was primarily due to lower financing cost, higher operating income and an increase in equity interest in Net. In 2008, the decrease was due to lower operating margin and higher exchange losses, which more than offset increased revenues.

Results of Operations by Segment

We operate in eight geographic segments. Segment information is presented in Note 18 of our audited consolidated financial statements included in this report. Brazil is our principal geographic market, accounting for 78.2% of our total operating revenues in 2009 (compared to 78.9% in 2008 and 81.8% in 2007) and 75.3% of our total costs and expenses in 2009 (compared to 77.0% in 2008 and 83.8% in 2007). Colombia is our second most important geographic market, accounting for 8.0% of our total operating revenues in 2009 (compared to 7.5% in 2008 and 4.0% in 2007) and 9.0% of our total costs and expenses in 2009 (compared to 8.8% in 2008 and 4.4% in 2007).

The table below sets forth the percentage of our total revenues and total costs and expenses represented by each of our principal geographic segments for the periods indicated.

	2009		2008		2007
	% of Total revenues	% of Total costs and expenses	% of Total revenues	% of Total costs and expenses	% of Total revenues	% of Total costs and expenses
Brazil	78.2	75.3	78.9	77.0	81.8	83.8
Colombia	8.0	9.0	7.5	8.8	4.0	4.4
Mexico	5.1	4.5	6.8	4.7	8.1	4.0
Chile	3.9	4.8	3.1	4.0	2.5	3.2
Argentina	2.4	2.7	2.4	3.1	2.1	2.6
Peru	2.0	2.3	1.7	2.1	1.5	1.7
Other(1)	0.4	1.4	(0.4)	0.3	0.0	0.3

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes United States, Ecuador and consolidation adjustments.

Brazil

Operating revenues in Brazil increased by 20.6% in 2009, principally due to an increase in revenues from local services, domestic long distance, corporate networks and Internet access service, which was partially offset by decreases in revenues from international long distance and other revenue sources. Operating revenues in Brazil increased by 8.1% in 2008, due primarily to an increase in revenues from local, data and long-distance services. Measured in Brazilian reais without the effects of inflation accounting, currency translation or re-expression, operating revenues in Brazil increased by 8.4% from 2008 to 2009.

Total costs and expenses in Brazil increased by 18.7% in 2009 and by 7.3% in 2008. The increase in 2009 was mainly the result of higher costs associated with originating mobile traffic due to a rate increase adjustment, effective in January 2009 and an increase in depreciation due to an increased investment in plant, property and equipment. The increase in 2008 was primarily due to the growth in mobile call traffic, resulting in increased transport and interconnection costs.

Colombia

Operating revenue in Colombia increased by 31.0% in 2009, due mainly to an increase of 37.8% in local telephone service customers, an increase of 22.8% of users of our Internet access service and an increase of 3.1% of subscribers to our paid television services along with an increased average revenue per user. Operating revenues in Colombia increased by 110.7% in 2008, due mainly to an increase of 27.6% of subscribers to our paid television services and an increase of 79.1% of users of our Internet access service in Colombia.

Total costs and expenses in Colombia increased by 34.7% in 2009 and by 134.0% in 2008. The increase in 2009 was principally due to an increase in higher depreciation costs associated with the expansion of plant, property and equipment, increased costs to purchase television content resulting from the rise in the number of pay television subscribers, increased reserves for doubtful accounts and increased rent for infrastructure resulting from an expansion of our operations. The increase in 2008 was due to the hiring of additional sales personnel, increased network maintenance costs, increased costs to purchase television content resulting from the rise in the number of pay television subscribers and higher depreciation costs associated with greater capital expenditures.

Mexico

Operating revenues in Mexico decreased by 9.3% in 2009 and decreased by 5.8% in 2008. Mexican operating revenues are principally attributable to our yellow pages business. The decrease in 2009 was due primarily to a decrease in the sale of advertising in our telephone directories. The decrease in 2008 was due primarily to greater discounts offered to our key customers.

Total costs and expenses increased by 15.9% in 2009 and increased by 36.9% in 2008. The increase in 2009 was due to an increase in U.S. dollar-denominated costs to produce our directories as a result of the appreciation of the U.S. dollar against the Mexican peso, increased expenses for software maintenance, publicity, fees and depreciation, and costs associated with the incorporation of Contenido Cultural y Educativo, S.A. de C.V. into our operations. The increase in 2008 was due to an increase in corporate expenses following the Escisión, an increase in the payment to Telmex of fees for the use of its customer database and costs associated with the development of enhanced information technology support and software for our growing online yellow pages business. In the future, we expect to continue to only pay Telmex an annual renewal fee for use of its customer database.

Other countries

The other countries in which we operate are Chile, Argentina, Peru, Ecuador and the United States. Together they represented 8.9% of 2009 revenues and an operating loss of P.1,117 million. In 2009, the decrease in operating loss was principally due to an increase in revenues from pay television in Chile resulting from an increase in the number of subscribers, partially offset by a higher cost of television content and higher expenses due to an increased allowance for doubtful accounts and increased depreciation due to an increase in plant, property an equipment. In 2008, revenues from these other countries represented less than 8% of 2008 revenues and an operating loss of P.1,169 million. In 2008, the increase in operating loss was principally due to a higher depreciation in Argentina and Chile generated by an increase in plant, property and equipment and an increase in expenses for advertising and advisory services in the United States.

Liquidity and Capital Resources

Our principal capital requirements are for capital expenditures and working capital. We generally plan for each of our major operating subsidiaries to meet its capital requirements from its operating cash flow. Our subsidiaries, other than those in Brazil, may not generate sufficient cash flow to meet their capital requirements and will rely on funding provided by us. Our cash flows provided by operating activities were P.19,724 million in 2009. In 2008, our cash flows provided by operating activities were P.14,077 million.

We had a working capital deficit of P.255 million as of December 31, 2009, a working capital deficit of P.1,889 million at December 31, 2008 and a working capital surplus of P.8,121 million at December 31, 2007. We expect our working capital to stabilize, and we believe our working capital is sufficient for our present requirements.

Our capital expenditures were P.15.8 billion in 2009, P.18.6 billion in 2008 and P.12.8 billion in 2007. We have budgeted capital expenditures in 2010 of approximately P.19.2 billion (U.S.$1.5 billion). Budgeted capital expenditures for 2010 exclude any other investments we might make to acquire other companies.

We also use funds to repurchase our shares. In July 2008, the ordinary shareholders’ meeting authorized share repurchases up to P.10 billion. The ordinary shareholders’ meeting held on April 29, 2009, approved up to an additional P.5 billion to be used for share repurchases, which, in addition to the approximately P.5 billion not utilized for share repurchases since July 2008 until the additional approval, provided us with approximately P.10 billion available for share repurchases in 2009. The amount we spent on share repurchases after June 10, 2008, when our shares and those of Telmex began trading separately was P.4,245 million in 2008, and we spent P.2,490 million on share repurchases in 2009. The amount spent on share repurchases is determined from time to time by our board of directors based on market conditions.

In 2008, we paid dividends totaling P.2,786 million. In April 2009, we declared a dividend of P.0.17 per share, which was payable in equal installments of P.0.085 per share in August 2009 and November 2009, and we paid dividends totaling approximately P.3,000 million in 2009. No dividends were declared for 2010.

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

We believe that the telecommunications industry in Latin America will continue to be characterized by growth, technological change, competition and consolidation. We may take advantage of these opportunities through direct or indirect investments or strategic alliances, but future investments may require substantial additional capital and expose us to new risks. Our expenditures for acquisitions were P.431 million in 2009, P.507 million in 2008 and P.8,365 million in 2007.

Embratel has a substantial amount of tax-related contingencies. If a major part of the tax disputes were to be decided against Embratel, our liquidity could be materially affected even if we had previously established provisions. See Note 17 to our audited consolidated financial statements.

Outstanding Indebtedness

At December 31, 2009, we had total indebtedness of P.33,977 million (U.S.$2,602 million). Indebtedness of our Brazilian subsidiaries represented approximately 44% of our total indebtedness. At December 31, 2009, 48% was denominated in Mexican pesos, 37% of our total consolidated indebtedness was denominated in U.S. dollars, 8% was denominated in Brazilian reais, and 6% was denominated in other currencies. We have P.12,677 million (U.S.$970 million) in debt that will come due in 2010. Subject to market conditions, we plan to refinance this amount with new debt or partially repay it.

The major categories of our indebtedness are as follows:

•

U.S. dollar-denominated bank financing. We had U.S.$966 million (P.12,614 million) of U.S. dollar-denominated bank financing outstanding at December 31, 2009. Of this amount, approximately 59% was under loans from export credit and development agencies. Most of our bank borrowings bear interest at a spread over LIBOR. In March 2009, Embratel entered into a syndicated credit facility for an aggregate principal amount of U.S.$200 million due in 2014.

•

U.S. dollar-denominated export credit agency financing for satellites. We had U.S.$201.8 million (P.2,635 million) outstanding at December 31, 2009, in financing the acquisition of satellites Star One C-1 and Star One C-2. These loans bear interest at an average rate of 3.9% and mature in 2013.

•

Peso-denominated senior notes issued in Mexico. We have issued peso-denominated senior notes (certificadoes bursátiles) from time to time in the Mexican market through a five-year debt program registered with the Comisión Nacional Bancaria y de Valores (CNBV) for an amount of up to P.20,000 million. Of this amount, we issued P. 5,000 million in short-term notes, which have been renewed. Additionally, we have issued senior notes with maturities of five and three years as follows: P.5, 000 million issued in September 2009 and maturing in August 2012, and P.5,000 million issued in December 2009 and maturing in November 2014.

In January 2010, Embratel paid at maturity U.S.$100.5 million (P.1,312 million) aggregate principal amount of a one-year bank loan.

In April 2010, Embratel pre-paid U.S.$3.3 million to the Export-Import Bank of the United States previously outstanding under a credit agreement. In May 2010, Embratel pre-paid an aggregate amount of U.S.$9.3 million to Société Generale previously outstanding under loan agreements.

We also have other categories of outstanding indebtedness, including local currency-denominated loans from local banks, financial leases and supplier credits for equipment financing. We look for the best sources for borrowing in terms of cost and term, including sources within local and international capital markets as well as international and local banks.

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

A number of Embratel’s financing instruments are subject to either acceleration or repurchase at the holder’s option if there is a change of control of Embratel, as defined in the respective instruments. The definitions of change of control vary, but most of them are not triggered so long as we continue to control a majority of Embratel’s voting stock. The offer announced by América Móvil, S.A.B. de C.V. to acquire our outstanding shares could fall within the definition of change of control in certain of Embratel’s financing instruments, and we amended such instruments.

Of our total debt outstanding as of December 31, 2009, approximately 65.1% of our bank facilities bear interest at specified spreads, mainly over LIBOR, and the remaining 34.9% bear interest at fixed rates. The weighted average cost of all borrowed funds at December 31, 2009 (including interest and taxes withheld, but excluding fees) was approximately 4.97%. The inclusion of fees in the calculation of weighted average cost of all borrowed funds at December 31, 2009 would increase such cost by 0.15% to 5.12%.

Risk Management

We regularly assess our interest rate and currency exchange exposures in order to determine how to manage the risk associated with these exposures. We use derivative financial instruments to hedge or adjust our exposures. Our practices vary from time to time depending on our judgment of the level of risk, expectations as to exchange or interest rate movements and the cost of using derivative instruments. We may stop using derivative financial instruments or modify our practices at any time. Currently, our derivative financial transactions relate entirely to Embratel’s indebtedness and consist solely of cross-currency swaps (under which we generally pay amounts in Brazilian reais and receive U.S. dollars).

Because our U.S. dollar-denominated indebtedness far exceeds our U.S. dollar-denominated assets and revenues, from time to time we enter into derivative transactions to protect to some degree against the short-term risks of devaluation of the Brazilian real. Under Mexican FRS, we account for these transactions on a fair-value basis, and changes in such fair value offset gains and losses from the foreign currency-denominated liabilities that are hedged. We do not apply hedge accounting rules to our derivative financial instruments. We had cross-currency swaps covering U.S.$528 million of Embratel’s indebtedness at December 31, 2009 (U.S.$217 million of Embratel’s indebtedness at December 31, 2008). The fair value of our derivative financial instruments amounted to a liability of P.1,094 million at December 31, 2009 and an asset of P.1,025 million at December 31, 2008. We recognized a net loss of P.1,670 million in 2009 (compared to a gain of P.2,577 million in 2008), included under our financing cost, net, which reflects the effects of exchange rate variations under our derivative financial instruments.

Contractual Obligations

In the table below we set forth certain contractual obligations as of December 31, 2009 and the period in which the contractual obligations come due. The amount of our long-term debt reported in the table excludes interest and fee payments, which are primarily variable amounts, and does not reflect derivative financial instruments, which provide for payment flows that vary depending on exchange rates. Purchase obligations include commitments for the purchase of equipment and consulting and management services as well as payments for the right to use satellite orbital positions. The table below does not include pension liabilities, tax liabilities or accounts payable.

	Payments Due by Period (as of December 31, 2009)
	Total	2010	2011-2012	2013-2014	2015 and beyond
	(in millions of Mexican pesos)
Contractual obligations:
Total debt(1)	P.33,406	P.12,562	P.13,167	P.7,529	P.148
Capital leases	572	106	211	150	105
Purchase obligations	2,065	2,065	—	—	—

Total	P.36,043	P.14,733	P.13,378	P.7,679	P.253

(1)	Excludes interest payments, fees and the effect of derivative financial instruments.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements of the type that we are required to disclose under Item 5E of Form 20-F.

U.S. GAAP Reconciliation

In December 2007, the FASB issued Accounting Standards Codification (ASC) 810, Consolidation, as amended by SFAS 160. This ASC establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary, effective beginning January 1, 2009, requiring retroactive presentation and disclosure of existing non-controlling interest. See Note 19 to our audited consolidated financial statements.

Net income under U.S. GAAP was P.8,587 million in 2009, P.3,277 million in 2008 and P.6,163 million in 2007. Compared to net income under Mexican FRS, net income under U.S. GAAP was 10.2% lower in 2009, 41.8% lower in 2008 and 12.1% lower in 2007.

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

Other differences that affected net income relate to accounting for business combinations and capitalization of interest on assets under construction. The differences in stockholders’ equity under Mexican FRS and U.S. GAAP reflect these same matters. For a discussion of the principal differences between Mexican FRS and U.S. GAAP, see Note 19 to our audited consolidated financial statements.

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

Estimated Useful Lives of Plant, Property and Equipment

We estimate the useful lives of particular classes of plant, property and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting in 2009 to P.10,064 million, or 12.4% of our operating costs and expenses under Mexican FRS. See Note 6 to our audited consolidated financial statements.

The estimates are based on historical experience with similar assets, anticipated technological changes and other factors and their selection takes into account the practices of other telecommunications companies. We review estimated useful lives when we consider it necessary to determine whether they should be changed, and at times we have changed them for particular classes of assets. We may shorten the estimated useful life of an asset class in response to technological changes, changes in the market or other developments. This results in increased depreciation expense, and in some cases it might result in our recognizing an impairment charge to reflect a write-down in value. The same kinds of developments can also lead us to lengthen the useful life of an asset class, resulting in reduced depreciation expense.

Employee Pensions and Seniority Premiums

We recognize liabilities on our balance sheet and expenses in our income statement to reflect our obligations to pay employees under the defined-benefit and defined-contribution plans as well as a medical assistance plan for defined-benefit plan participants at Embratel. We also have a defined-benefit plan and termination benefits for our Mexican employees. The amounts we recognize are determined on an actuarial basis that involves many estimates and accounts for post-retirement and termination benefits in accordance with Mexican FRS. In 2009, we recognized net period cost relating to these obligations of P.39.2 million under Mexican FRS.

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

In 2009, we had a net increase in the unamortized balance of actuarial gain of P.980 million in the defined benefit pension plan (DBP) and a net increase in the unamortized balance of actuarial loss of P.31 million in the medical assistance plan (MAP) in Brazil, which will be amortized over the estimated average remaining working lifetime of Embratel’s employees. The net increases were primarily attributable to the variations between actual experience and the actuarial assumptions used in the computation of Embratel’s DBP and MAP. Actuarial assumptions were based on our experience and future expectations with respect to retirement as well as general trends in Brazil over the past several years, including interest rates, investment returns and level of inflation, mortality rates and future employment levels.

As of December 31, 2009, 89.0% of fund assets consisted of Brazilian reais-denominated fixed-income securities, 7.0% consisted of variable-income securities of Brazilian companies and 4.0% of other instruments. Our actuarial assumptions as of December 31, 2009 include an assumed annual return of 11.3% on plan assets.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts based on our estimates of losses that we may experience if our customers or other telecommunications operators do not pay the amounts they owe us. At December 31, 2009, the amount of the allowance was P.5,408 million. For our customers, we perform a statistical analysis based on our past experience, current delinquencies and economic trends. For operators, we make individual estimates that may reflect our evaluation of pending disputes over amounts owed. Our allowance could prove insufficient if our statistical analysis of our customer receivables is inadequate or if one or more operators refuse or are unable to pay us. See Note 3 to our audited consolidated financial statements.

Impairment of Long-Lived Assets and Goodwill

We have large amounts of long-lived assets on our balance sheet. Under Mexican FRS and U.S. GAAP, we are required to test long-lived assets for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable for plant, property and equipment and licenses and trademarks. Impairment testing for goodwill is required to be performed on an annual basis. At December 31, 2009, long-lived assets include plant, property and equipment (P.80,124 million, net of accumulated depreciation), goodwill (P.14,399 million), licenses, trademarks and indefeasible rights of use (P.14,557 million, net of accumulated depreciation). To estimate the fair value of long-lived assets, we typically make various assumptions about the future prospects for the business to which the asset relates, consider market factors specific to that business and estimate future cash flows to be generated by that business. Based on these assumptions and estimates as well as guidance provided by Mexican FRS and U.S. GAAP relating to the impairment of long-lived assets, we determine whether we need to take an impairment charge to reduce the net carrying value of the asset as stated on our balance sheet to reflect its estimated fair value. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. They can be affected by a variety of factors, including external factors, such as industry and economic trends, and internal factors, such as changes in our business strategy and our internal forecasts. Different assumptions and estimates could materially impact our reported financial results. More conservative assumptions of the anticipated future benefits from these businesses could result in impairment charges, which would decrease net income and result in lower asset values on our balance sheet. Conversely, less conservative assumptions could result in smaller or no impairment charges, higher net income and higher asset values. During 2009, 2008 and 2007, we did not recognize any impairment of long-lived assets or goodwill.

Purchase Accounting—Purchase Price Allocation

During 2009, 2008 and 2007, we made a number of acquisitions applying the purchase method of accounting. Accounting for the acquisition of a business under the purchase method requires the determination of the fair values of the net assets acquired and then the allocation of the purchase price to the various assets and liabilities of the acquired business, which affects goodwill recognized on our balance sheet. The most difficult estimations of individual fair values are those involving plant, property and equipment and identifiable intangible assets, such as licenses and trademarks. We use all available resources to make these fair value determinations, including the retention of appraisers to determine the fair value of trademarks and an examination of the market value of licenses with similar characteristics to determine the fair value of licenses.

Realization of Net Deferred Tax Assets

The recognition of net deferred tax assets on temporary differences mainly due to Brazilian tax losses and to the negative basis for calculating social contribution in Brazil is supported by the history of taxable income and Embratel’s estimate of future profitability. Mexican FRS D-4 and ASC 740 establish the conditions for measuring and recognizing deferred tax assets. Based on Embratel’s financial projections, we believe that these assets will be realized over a period of approximately five years. A future change in these projections of profitability could result in the need to record a valuation allowance against these net deferred tax assets, resulting in a negative impact on future results.

Provision for Contingencies

We are subject to proceedings, lawsuits and other claims related to tax, labor and civil matters. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter based on advice of our legal counsel. We record provisions for contingencies only when we believe that it is probable that we will incur a loss in connection with the matter in dispute. In several tax disputes with the Brazilian tax authorities, we have recognized no provisions because we do not believe a loss is probable. The total balance of probable losses is recorded as a current liability because it is not possible to estimate the time required to reach a settlement. The required reserves for these and other contingencies may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters. Such changes could have an adverse impact on future results and cash flows.

Fair Value of Derivatives

Under Mexican FRS C-10, Instrumentos Financieros Derivados y Operaciones de Cobertura (Derivative Financial Instruments and Hedging Activities) and U.S. GAAP (SFAS 133), we are required to recognize all derivatives as either assets or liabilities on our balance sheet and measure those instruments at fair value. We obtain the fair values from the financial institutions with whom we enter into these transactions. We use these fair values as a reference to establish the basis for recognition of the derivative financial instruments in our financial statements. The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices supported by confirmations of these values received from the counterparties to these financial instruments and by determinations of independent third parties applying technical models based on statistical and market data. Changes in the fair value of derivative financial instruments are recorded each year in net income.

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

Our bylaws provide that the members of the Board of Directors are appointed for terms of one year and may be reelected. The names and positions of the current 11 members of our Board of Directors ratified at the annual ordinary general meeting of our shareholders held on April 28, 2010, their dates of birth and information on their principal business activities outside Telmex Internacional are as follows:

Carlos Slim Domit	Born:	1967
Chairman	First elected:	2007
	Principal occupation and other directorships:	Chairman of the board of directors of Grupo Carso, S.A.B. de C.V., Teléfonos de México, S.A.B. de C.V. and Grupo Sanborns, S.A. de C.V.; Vice Chairman of the board of directors of Carso Global Telecom, S.A.B. de C.V.
	Business experience:	Chief Executive Officer of Sanborn Hermanos, S.A.

Laura Diez Barroso Azcárraga	Born:	1951
Director	First elected:	2007
	Principal occupation:	President of Tenedora y Promotora Azteca S.A. de C.V.
	Other directorships:	Member of the board of directors of Grupo Financiero Inbursa, S.A.B. de C.V., Fundación del Centro Histórico de la Ciudad de México A.C. and Royal Caribbean International

Arturo Elías Ayub	Born:	1966
Director	First elected:	2007
	Principal occupation:	Head of Strategic Alliances, Communications and Institutional Relations at Teléfonos de México, S.A.B. de C.V.; Chief Executive Officer of Fundación Telmex

	Other directorships:	Member of the board of directors of Grupo Sanborns, S.A.B. de C.V., Grupo Carso, S.A.B. de C.V., Carso Global Telecom, S.A.B. de C.V., Sears Roebuck de México and TM & MS LLC
	Business experience:	Chief Executive Officer of Sociedad Comercial Cadena, President of Pastelería Francesa (El Globo) and President of Club Universidad Nacional, A.C.

Roberto Kriete Ávila	Born:	1953
Director	First elected:	2007
	Principal occupation:	Chairman and CEO, TACA Airlines; President, Compañia de Inversiones of Kriete Group; President, Gloria Kriete Foundation; Director, Escuela Superior de Economía y Negocios (ESEN) in El Salvador
	Other directorships:	President of the board of directors, Real Intercontinental Hotel of San Salvador; President, Coatepeque Foundation; Member of the board of directors of non-profit organization AGAPA (against extreme poverty) and FUNDASALVA (rehabilitation against drug addiction)
	Business experience:	Director, Camino Real Hotel; Director and Secretary, Banco Agrícola Comercial of El Salvador

Francisco Medina Chávez	Born:	1956
Director	First elected:	2007
	Principal occupation:	President and Chief Executive Officer of Grupo Fame
	Other directorships:	Member of the boards of directors of Banamex Citigroup Mexico and Aeroméxico
	Business experience:	Director of several companies involving real estate, automobiles and financing

Fernando Solana Morales	Born:	1931
Director	First elected:	2007
	Principal occupation:	President of the Mexican Board of International Affairs; President of the Mexican Fund for Education and Development; President of Solana Advisers; member of the board of directors of Analitica
	Other directorships:	Member of the boards of directors of banks, industrial enterprises, universities, philanthropic and cultural organizations

	Business experience:	Member of the Mexican Senate; Chief Executive Officer of Banco Nacional de México, S.A.; Secretary to the Mexican Ministry of International Affairs; Ministry of Education; Ministry of Commerce

Antonio del Valle Ruiz	Born:	1938
Director and Chairman of the audit and corporate practices committee	First elected:	2007
	Principal occupation:	Chairman of the board of directors of Grupo Empresarial Kaluz, S.A. de C.V.
	Other directorships:	Member of the board of directors of Mexichem, S.A.B. de C.V., Escuela Bancaria y Comercial, Minera las Cuevas y Polímeros de México and Fundación Pro Empleo, A.C.
	Business experience:	Founder of Grupo Empresarial Kaluz, S.A. de C.V.; founder and Chief Executive Officer of Grupo Financiero Bital; Chairman of the Mexican Business Round Table; president of the Mexican Bankers Association

Oscar Von Hauske Solís	Born:	1957
Director and Chief Executive Officer	First elected:	2007
	Principal occupation	Chief Executive Officer of Telmex Internacional
	Business experience:	Member of the board of directors of Teléfonos de México, S.A.B. de C.V.; Chief Systems and Telecommunications Officer at Teléfonos de México, S.A.B. de C.V.; Head of finance at Grupo Condumex, S.A. de C.V.

Rayford Wilkins, Jr.	Born:	1951
Director	First elected:	2007
	Principal occupation and other directorships:	Group president of AT&T International; member of the board of directors and the executive committee of América Móvil, S.A.B. de C.V.
	Business experience:	Various positions in the wireless industry at AT&T Corp.

Michael Bowling	Born:	1967
Director	First elected:	2009
	Principal occupation:	President of AT&T México
	Business experience:	Vice President of Converged Services and Platform Development of AT&T Inc., Vice President of Marketing of AT&T Inc. and Product Management for Broadband of AT&T Inc.

Louis C. Camilleri	Born:	1955
Director	First elected:	2009
	Principal occupation:	Chairman and Chief Executive Officer of Philip Morris International
	Business experience:	Chairman and Chief Executive Officer of Altria and various positions in Philip Morris International.

Eric D. Boyer, first elected to the board of directors in 2007, tendered his resignation at the shareholders’ meeting held on December 15, 2009. Michael Bowling was ratified and Louis C. Camilleri was appointed, each as independent members, at the shareholders’ meeting held on December 15, 2009. The resignations previously tendered by Jaime Chico Pardo and Jorge Andrés Saieh Guzmán, each of whom was first elected to the board of directors in 2007 were accepted at the shareholders’ meeting held on April 28, 2010.

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

Audit and Corporate Practices Committee

The audit and corporate practices committee consists of Antonio del Valle Ruiz (the audit and corporate practices committee’s chairman), Francisco Medina Chávez and Fernando Solana Morales, all three of whom are directors. Each member of the audit and corporate practices committee qualifies as independent, as determined by our shareholders at their annual ordinary general meeting held on April 28, 2010, pursuant to the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. See “Item 16A. Audit Committee Financial Expert.” The audit and corporate practices committee operates under a written charter approved by our Board of Directors. A copy of the audit and corporate practices committee charter is available on our website at www.telmexinternacional.com.

With respect to its audit function, the audit and corporate practices committee is responsible for reviewing the accuracy of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements. The audit and corporate practices committee gives its opinion to the board of directors with respect to internal control and internal audit guidelines, accounting policies and the appointment of external auditors. The committee investigates possible violations of operational guidelines or policies of the internal control, internal audit and accounting records system, establishes procedures for receiving, retaining and addressing complaints regarding our accounting, internal control and audit matters, including procedures for confidential submission of such complaints, informs the board of directors of any detected irregularities with respect to the internal control and internal audit system and proposes corrective actions to be taken. The audit and corporate practices committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any independent advisor hired by the audit and corporate practices committee and provides funding for ordinary administrative expenses incurred by the committee in the course of its duties.

With respect to its corporate governance function, the audit and corporate practices committee is responsible for giving an opinion to the board of directors with respect to (a) the policies and guidelines for the use of our assets, (b) the policies and guidelines applicable to related party transactions, including the authorization of loans or guarantees, (c) the appointment, election or dismissal and the evaluation and compensation of the chief executive officer and the policies relating to the appointment and compensation of members of management and (d) exemptions for directors and members of management to participate in business opportunities that belong to us or to entities over which we have significant influence. The audit and corporate practices committee may also call a shareholders’ meeting and request the inclusion of matters it considers appropriate on the agenda.

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

Compensation of Officers and Directors

The aggregate compensation of all of our directors and executive officers paid for services in all capacities for the year ended December 31, 2009 was approximately P.52.0 million, which included bonus payments totaling P.20.2 million. Annual bonus payments are approved by our audit and corporate practices committee on the basis of various factors, including achievement of performance targets and seniority.

Each director received an average fee of P.69.9 thousand for each meeting of the board of directors attended in 2009. Members of the audit and corporate practices committee received an average fee of P.17.5 thousand for each committee meeting attended in 2009. None of our directors is a party to any contract with us or any of our subsidiaries that provides for benefits to our directors in their capacity as directors. Our executive officers are eligible for benefits on the same terms as all other Telmex Internacional employees, and we do not separately set aside, accrue or determine the amount of costs attributable to executive officers.

Share ownership of Carlos Slim Helú and certain members of his immediate family is set forth in “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Excluding the individuals discussed therein, our directors, alternate directors and executive officers as a group beneficially own less than 1% of any class of our capital stock.

Employees

The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2009.

	Year ended December 31,
	2009	2008	2007
End of period number of employees	24,769	28,477	26,321
Employees by category of activity:
Telecommunications	11,220	11,060	10,086
Call centers	5,438	8,445	8,439
Cable television	5,793	6,622	5,493
Yellow pages	2,289	2,350	2,303
Others	29	—	—
Employees by geographic location:
Argentina	824	887	871
Brazil	13,298	16,286	16,044
Chile	1,069	1,020	693
Colombia	5,654	6,613	5,547
Ecuador	492	334	140
Mexico	1,932	1,894	1,783
Peru	926	915	800
United States	574	528	443

At December 31, 2009, 13.9% of our employees were members of unions. We believe our relationship with labor unions is good. All management positions are held by non-union employees. Salaries and certain benefits of employees are negotiated every year.

Item 7.	Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As of March 5, 2010, the AA Shares represented 45.1% of the total capital stock and 95.4% of the full voting shares (AA Shares and A Shares). The AA Shares are owned by (a) Carso Global Telecom, (b) AT&T International and (c) various other Mexican investors. Carso Global Telecom holds interests in the telecommunications industry and was separated from Grupo Carso, S.A. de C.V. in 1996. According to reports of beneficial ownership of our shares filed with the SEC, Carso Global Telecom is controlled by Mr. Carlos Slim Helú and members of his immediate family.

On May 11, 2010, América Móvil commenced two concurrent public exchange offers to acquire the outstanding shares of Carso Global Telecom and Telmex Internacional. The exchange offers will expire on June 10, 2010, unless extended. Shareholders of Carso Global Telecom have been offered 2.0474 L Shares of América Móvil for each share of Carso Global Telecom. Holders of Telmex Internacional A Shares or L Shares may elect to receive either 0.373 L Shares of América Móvil or P.11.66 in cash. Carso Global Telecom and América Móvil may both be deemed to be controlled by Carlos Slim Helú and members of his immediate family.

Carso Global Telecom has announced that it will not tender any of its Telmex Internacional L Shares and A Shares in the exchange offer related to Telmex Internacional. However, if the exchange offer is accepted by the shareholders of Carso Global Telecom, América Móvil will indirectly acquire 60.7% of our shares through its ownership of Carso Global Telecom. AT&T Inc. has stated, in a beneficial ownership report filed with the SEC on April 30, 2010, that it intends to tender all of its Telmex Internacional shares and ADSs in the exchange offer related to Telmex Internacional in exchange for América Móvil L Shares.

The following table identifies owners of more than five percent of any class of our shares, based on shares outstanding as of March 5, 2010. Except as described below, we are not aware of any holder of more than five percent of any class of our shares. Holders of five percent or more of any class of our shares have the same voting rights with respect to their shares as do holders of less than five percent of the same class.

	AA Shares(1)		A Shares(2)		L Shares(3)		Percent of voting shares(4)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carso Global Telecom(5)(6)	6,000	73.9%	92.1	23.4%	4,846.0	51.0%	71.6%
AT&T International(5)	1,799	22.2	—	—	—	—	21.1

(1)	As of March 5, 2010, there were 8,115 million AA Shares outstanding, representing 95.4% of the total full voting shares (A Shares and AA Shares).
(2)	As of March 5, 2010, there were 394 million A Shares outstanding, representing 4.6% of the total full voting shares (A Shares and AA Shares).
(3)	As of March 5, 2010, there were 9,504 million L Shares outstanding.
(4)	A Shares and AA Shares.
(5)	Holders of A Shares and AA Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws.
(6)	Derived from reports of beneficial ownership of our shares filed with the SEC. For comparability purposes, percent of class is calculated based on the number of L Shares outstanding on March 5, 2010.

The following table sets forth the share ownership, as of March 5, 2010, of our officers and directors who own more than one percent of any class of our capital stock. Carlos Slim Domit (chairman of the board of directors) together with certain other members of Carlos Slim Helú’s immediate family, are the main shareholders of Carso Global Telecom, and may be deemed to have beneficial ownership of 6,000.0 million AA Shares, 92.8 million A Shares, and 5,038.2 million L Shares held by Carso Global Telecom and other companies that are under common control with us. Except as described below, we are not aware of any director, alternate director or executive officer that holds more than one percent of any class of our shares.

	AA Shares(1)		A Shares(1)		L Shares(1)		Percent of voting shares(2)
	Shares (millions)	Percent of class	Shares (millions)	Percent of class	Shares (millions)	Percent of class
Carlos Slim Domit(3)	6,000.0	73.9%	92.8	23.6%	5,038.2	53.0%	71.6%

(1)	Holders of AA Shares and A Shares are entitled to convert a portion of these Shares to L Shares, subject to the restrictions set forth in our bylaws. See “Item 10. Additional Information—Bylaws and Mexican Law.” Based on reports of beneficial ownership filed with the SEC, as of March 5, 2010, 4,512,225,770 AA Shares and all A Shares, of which Carlos Slim Domit may be deemed to share beneficial ownership, could be converted to L Shares. Based on the 2008 annual report of Carso Global Telecom, Carlos Slim Domit and certain other members of Carlos Slim Helú’s immediate family may be deemed to share directly or indirectly, beneficial ownership of 82.69% of Carso Global Telecom’s shareholders’ equity.
(2)	AA Shares and A Shares.
(3)	Includes 9,516,264 L Shares owned directly by Carlos Slim Domit.

At December 31, 2009, 45.6% of our outstanding L Shares were represented by L Share ADSs, each representing the right to receive 20 L Shares, and 99.2% of the holders of L Share ADSs (10,546 holders, including The Depository Trust Company, or DTC) had registered addresses in the United States. Of our outstanding A Shares, 24.7% were represented by A Share ADSs issued under a sponsored A Share ADS facility, each representing the right to receive 20 A Shares, and 99.5% of the holders of sponsored A Share ADSs (3,984 holders, including DTC) had registered addresses in the United States.

We do not have information concerning holders with registered addresses in the United States of shares that are not represented by ADSs. We also have no information concerning U.S. ownership of A Share ADSs held under unsponsored A Share ADS programs.

We purchase our shares on the Mexican Stock Exchange from time to time up to a specified maximum aggregate value authorized by the holders of AA Shares and A Shares and our Board of Directors. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

The aggregate amount of our revenues from affiliates was P.7,194 million in 2009, P.4,923 million in 2008 and P.4,683 million in 2007. The aggregate amount of our expenses paid to affiliates was P.14,071 million in 2009, P.10,751 million in 2008 and P.6,497 million in 2007. See Note 4 to our audited consolidated financial statements.

From time to time we may make investments together with affiliated companies, sell our investments to affiliates and buy investments from affiliates. In July 2006, for example, we entered into a

50-50 joint venture with América Móvil to construct a fiber optic network along Peru’s coastline for an estimated total cost to us of U.S.$42.6 million (P.579 million), of which we have paid U.S.$37.3 million (P.507 million). In February 2009, we paid P.77 million to Pedregales del Sur, S.A. de C.V. and Inmobiliaria Carso, S.A. de C.V., both related parties, to acquire 100% of the capital stock of Contenido Cultural y Educativo, S.A. de C.V., a company that sells print advertising. In April 2009, we purchased for P.248 million 51% of the capital stock of Eidon Software, S.A. de C.V., or Eidon Software, from Promotora del Desarrollo de América Latina, S.A. de C.V., or Promotora. Promotora is a majority-owned subsidiary of Impulsora del Desarrollo y el Empleo en América Latina, S.A.B. de C.V., a company that is indirectly controlled by Carlos Slim Helú and members of his immediate family. Eidon Software is a provider of customized and general software applications.

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

In connection with the Escisión, we entered into a master transition agreement, or the Master Agreement, with Telmex. The Master Agreement includes provisions intended to ensure that the purposes of the Escisión are fully achieved. Among other things, this agreement provides in general terms as follows:

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

Ordinary-Course Transactions with Related Parties

We engage in transactions with entities that, like us, are controlled, directly or indirectly, by Carlos Slim Helú and members of his immediate family. These entities include (a) Telmex and certain subsidiaries of Telmex, (b) América Móvil and its subsidiaries, (c) Grupo Carso and its subsidiaries and (d) Grupo Financiero Inbursa and its subsidiaries. In addition, we enter into transactions with our shareholder AT&T International.

We complete international traffic in Brazil, Colombia, Argentina, Chile, Peru and Ecuador from Telmex and América Móvil and their subsidiaries. Telmex completes international traffic from us in Mexico. The subsidiaries of América Móvil in Latin America and the Caribbean complete international traffic from us through their cellular networks.

In Brazil, Embratel provides telecommunications services in the same geographical markets as subsidiaries of América Móvil that operate under the brand name Claro. As a result, Embratel and América Móvil have extensive operational relationships. Embratel, as a local and long-distance service provider, and Claro, as a mobile service provider, interconnect each other’s traffic and make use of each other’s networks. Embratel also transports Claro’s traffic and leases lines to Claro. Through its subsidiary, BrasilCenter, Embratel provides call center services to Claro. América Móvil also provides interconnection to its cellular network in the other countries in South America where we have operations. Additionally, in these other countries, we provide private circuits and long-distance services to the subsidiaries of América Móvil.

In 2009, Embratel and Net entered into an agreement for shared network use. Embratel was granted an indefeasible right to use Net’s HFC network to provide local fixed telephone service, and Net may use data transmission capacity on Embratel’s IP backbone to provide its broadband service, Virtua.

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

Transactions with our Shareholders

We pay fees to our shareholders Carso Global Telecom and AT&T International for consulting and management services, pursuant to agreements with each party. We paid both companies an aggregate of U.S.$25 million for such services in 2009. The current agreement with Carso Global Telecom was renewed for 2010 on substantially similar terms to the prior agreement and we will pay U.S.$22.5 million this year under the agreement. We expect to enter into an agreement with AT&T International for 2010 with substantially similar terms as the agreement in place in 2009. In addition, we have agreements with AT&T International that provide for the completion of calls in our respective countries of operation.

Item 8.	Financial Information

CONSOLIDATED FINANCIAL STATEMENTS

See “Item 18. Financial Statements” beginning on page F-1.

LEGAL PROCEEDINGS

Embratel

Tax Disputes

We are engaged in a significant number of ongoing disputes with the tax authorities in Brazil relating to tax assessments and other claims against Embratel. As a result, we have a substantial amount of tax-related contingencies. As of December 31, 2009, we had recorded provisions in the aggregate amount of P.457 million with respect to tax-related contingencies at Embratel. While we believe that our positions in these cases are well founded, there can be no assurance that we will prevail or that the amount of our provisions will be sufficient to meet any adverse judgments or penalties.

In August 2006, pursuant to an agreement among all Brazilian states, we were granted a proportional reduction of our liability for value-added goods and services tax, or ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços), including restatement penalties and surcharges, through July 2006. The agreement is applicable throughout all states and the Federal District of Brazil, but the implementation of its provisions depends on each state’s regulations. In the states in which the agreement has already been implemented, we made payments of P.5,353 million in settlement of all disputes related to this matter in such states. With respect to the states in which the agreement has not yet been implemented, we recorded a provision of P.112 million at December 31, 2009.

For more information regarding our tax-related and other contingencies in Brazil, see Note 17 to our audited consolidated financial statements.

Disputes with Third Parties

We are involved in a variety of additional litigation and administrative proceedings that have arisen in the ordinary course of business. Various disputes are in an advanced stage of the litigation process, and we may lose at least some of the cases. As of December 31, 2009, we had a provision of P.1,136 million for unfavorable rulings in 2009, compared to P.811 million as of December 31, 2008.

DIVIDENDS

The dividends from earnings in a given fiscal year are determined at the annual ordinary shareholders’ meeting that, pursuant to our bylaws, is held within four months of the end of that fiscal year. In July 2008, we declared a dividend of P.0.15 per share, which we paid in equal installments of P.0.075 per share in August 2008 and November 2008. In April 2009, we declared a dividend of P.0.17 per share, which was payable in equal installments of P.0.085 per share in August 2009 and November 2009. No dividends were declared for 2010.

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

	Mexican Stock Exchange				New York Stock Exchange
	(pesos per L Share)				(U.S. dollars per L Share ADS)
	High		Low		High		Low
Annual highs and lows
2009	P.	12.15	P.	4.98	U.S.$	18.98	U.S.$	6.43

Quarterly highs and lows
2008:
Third quarter	P.	8.35	P.	5.89	U.S.$	15.96	U.S.$	10.67
Fourth quarter		8.21		5.20		13.45		7.31
2009:
First quarter	P.	8.47	P.	4.98	U.S.$	12.26	U.S.$	6.43
Second quarter		8.83		6.30		13.10		8.92
Third quarter		9.98		7.70		14.79		11.25
Fourth quarter		12.15		8.41		18.98		12.50
2010:
First quarter	P.	12.20	P.	11.29	U.S.$	19.39	U.S.$	17.15

Monthly highs and lows
2009:
November	P.	10.20	P.	8.70	U.S.$	15.86	U.S.$	13.13
December		12.15		10.01		18.98		15.55
2010:
January	P.	11.98	P.	11.29	U.S.$	18.88	U.S.$	17.55
February		11.70		11.30		18.36		17.15
March		12.20		11.54		19.39		18.23
April		12.03		11.60		19.94		18.81

The following table sets forth, for the periods indicated, the reported high and low sales prices for the A Shares on the Mexican Stock Exchange and the reported high and low sales prices for the A Share ADSs on the New York Stock Exchange. Prices have not been restated in constant currency units.

	Mexican Stock Exchange				New York Stock Exchange
	(pesos per A Share)				(U.S. dollars per A Share ADS)
	High		Low		High		Low
Annual highs and lows
2009	P.	11.96	P.	5.25	U.S.$	18.75	U.S.$	6.30

Quarterly highs and lows
2008:
Third quarter	P.	7.88	P.	6.40	U.S.$	15.60	U.S.$	10.50
Fourth quarter		7.80		5.52		13.98		7.15
2009:
First quarter	P.	8.00	P.	5.25	U.S.$	12.50	U.S.$	6.30
Second quarter		8.30		6.25		12.90		8.51
Third quarter	P.	9.60	P.	7.75	U.S.$	14.88	U.S.$	11.27
Fourth quarter		11.96		8.70		18.75		12.87
2010:
First quarter	P.	11.85	P.	10.51	U.S.$	19.17	U.S.$	17.01

Monthly highs and lows
2009:
November	P.	9.90	P.	8.90	U.S.$	15.77	U.S.$	13.00
December		11.96		10.05		18.75		15.52
2010:
January	P.	11.70	P.	11.00	U.S.$	19.17	U.S.$	17.25
February		11.60		10.51		18.25		17.01
March		11.85		10.51		19.06		17.75
April		11.88		10.51		19.56		18.55

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

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the CNBV. Most securities traded on the Mexican Stock Exchange, including those of Telmex Internacional, are on deposit with S.D. Indeval, Institución para el Depósito de Valores, S.A. de C.V., a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

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

Voting Rights

Each AA Share and A Share entitles the holder thereof to one vote at any meeting of our shareholders. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect up to two members of the board of directors and the corresponding alternate directors and on the following matters:

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

The quorum for an ordinary general meeting of the AA Shares and A Shares is 50% of such shares, and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called and action may be taken by a majority of the AA Shares and A Shares present, regardless of the number of such shares. Special meetings of holders of L Shares are governed by the same rules applicable to ordinary general meetings of holders of AA Shares and A Shares. The quorum for an extraordinary general meeting at which holders of L Shares may not vote is 75% of the AA shares and A Shares, and the quorum for an extraordinary general meeting at which holders of L Shares are entitled to vote is 75% of the outstanding capital stock. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present. Whether on first or second call, actions at an extraordinary general meeting may be taken by a majority vote of the AA Shares and A Shares outstanding and, on matters which holders of L Shares are entitled to vote, a majority vote of all the capital stock.

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

Shareholders’ meetings may be called by the board of directors, its chairman, co-chairman or secretary, by the committee that performs audit and corporate practices functions or its chairman, or by a court. The board of directors or the committee that performs audit and corporate practices functions may be required to call a meeting of shareholders by the holders of 10% of the outstanding capital stock. Notice of meetings must be published in the Official Gazette or a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares with us at our office in Mexico City, with a Mexican or foreign banking institution or with a Mexican exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy. The depositary for the L Share ADSs and the A Share ADSs does not satisfy this requirement, so ADS holders are not entitled to attend shareholders’ meetings. ADS holders must exercise their voting rights through the depositary.

Dividend Rights

At the annual ordinary general meeting of holders of AA Shares and A Shares, the board of directors submits our financial statements for the previous fiscal year, together with a report thereon by the board of directors, to the holders of AA Shares and A Shares for approval. Once the holders of AA Shares and A Shares have approved the financial statements, they determine the allocation of our net profits for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of our capital stock. The remainder of net profits is available for distribution.

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

Restrictions on Deregistration in Mexico

Our shares are registered with the National Registry for Securities, as required under the Mexican Securities Market Law. If we wish to cancel our registration, or if it is cancelled by the CNBV, we will be required to make a public offer to purchase all outstanding shares prior to such cancellation. Unless the CNBV authorizes otherwise, the offer price will be the higher of (1) the average of the closing price during the previous 30 days on which the shares may have been quoted, or (2) the book value of the shares in accordance with the most recent quarterly report submitted to the CNBV and to the Mexican Stock Exchange. If, after the public offer is concluded, there are still outstanding shares held by the general public, we will be required to create a trust for a period of six months, into which we will be required to contribute funds in an amount sufficient to purchase, at the same price as the offer price, the number of outstanding shares held by the general public. Within the five days prior to the commencement of the public offer, after taking into account the opinion of the audit and corporate practices committee, our board of directors must publish its opinion regarding the offer price.

Tender Offer Rules

Our bylaws provide that any purchasers or group of purchasers that obtain or increase a significant participation, (i.e., 30% or more) in the capital stock of the company, without conducting a previous public offer in accordance with the Mexican Securities Market Law and applicable rules issued by the CNBV, would not have the right to exercise the corporate rights of their shares, and that the company will not register such shares in the share registry book.

Other Provisions

Variable capital. We are permitted to issue shares constituting fixed and variable capital. All of our outstanding shares of capital stock constitute fixed capital. The issuance of variable-capital shares, unlike the issuance of fixed-capital shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares.

Forfeiture of shares. As required by Mexican law, our bylaws provide that “any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation.” Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder’s rights as a shareholder but is not deemed to have waived any other rights he may have, including any rights under the U.S. securities laws, with respect to his investment in us. If the shareholder invokes such governmental protection in violation of this agreement, his shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

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

CERTAIN CONTRACTS

We are party to concession agreements that authorize us to provide certain telecommunications services on specific terms. These agreements are described in “Item 4. Information on the Company.”

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

Gains realized by other nonresident holders that are eligible to receive benefits pursuant to other income tax treaties to which Mexico is a party may be exempt from Mexican income tax in whole or in part. If the holder is a corporation or a other juridical organization that is subject to a preferential tax regime (as defined by the Mexican Income Tax Law), the applicable rate will be 40% on the gross income obtained. Non-U.S. holders should consult their own tax advisers as to their possible eligibility under such treaties.

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

Treatment of ADSs

In general, a U.S. holder of ADSs will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. A U.S. holder’s tax basis in such shares will be the same as its tax basis in such ADSs, and the holding period in such shares will be the same as the holding period for such ADSs. U.S. holders that withdraw any shares should consult their own tax advisers regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such shares.

Taxation of Distributions

In this discussion, we use the term “dividends” to mean distributions paid out of our current or accumulated earnings and profits with respect to our shares or ADSs. In general, the gross amount of any dividends will be subject to U.S. federal income taxation. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to the ADSs, L Shares and A Shares will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs, L Shares and A Shares will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company, or PFIC. The Tax Treaty has been approved for the purposes of the qualified dividend rules. In addition, based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2008 or 2009 taxable years. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2010 taxable year.

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

•

provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

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

EXCHANGE RATE AND INTEREST RATE RISKS

We are exposed to exchange rate risk and interest rate risk related to our indebtedness. Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than the currencies of the primary operating environments for each of our subsidiaries. As of December 31, 2009, indebtedness denominated in foreign currencies was P.17,578 million, of which P.12,614 million was denominated in U.S. dollars. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.22,120 million of indebtedness bearing interest at floating rates at December 31, 2009.

We use derivative instruments to minimize the impact of fluctuations in exchange rates affecting our indebtedness. We regularly assess our exposure and monitor opportunities to manage these risks. See “Item 5. Operating and Financial Review and Prospects—Risk Management.”

SENSITIVITY ANALYSIS DISCLOSURES

Exchange Rate and Interest Rate Risks

We are exposed to exchange rate risk and interest rate risk related to our indebtedness. Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than the currencies of the primary operating environments for each of our subsidiaries. As of December 31, 2009, indebtedness denominated in foreign currencies was P.17,578 million, of which P.12,614 million was denominated in U.S. dollars. Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. We had P.22,120 million of indebtedness bearing interest at floating rates at December 31, 2009.

We use derivative financial instruments to minimize the impact of fluctuations in exchange rates affecting our indebtedness. We regularly assess our exposure and monitor opportunities to manage these risks. See “Item 5. Operating and Financial Review and Prospects—Risk Management.”

Sensitivity Analysis Disclosures

Exchange Rates

The potential loss in fair value of financial instruments held at December 31, 2009 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates, taking into account our derivative transactions, would have been approximately P.2,940 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately P.402 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in local currency of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% change in exchange rates affecting the foreign currencies in which our indebtedness is denominated.

Interest Rates

The potential loss in fair value of financial instruments (which consisted solely of indebtedness) held at December 31, 2009 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments, taking into account our derivative transactions, would have been approximately P.132 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial liabilities held at December 31, 2009, taking into account our derivative transactions, would have resulted in additional interest expense of approximately P.568 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments as consistently unfavorable.

Item 12.	Description of Securities other than Equity Securities

Item 12.A.	Debt Securities

Not applicable.

Item 12.B.	Warrants and Rights

Not applicable.

Item 12.C.	Other Securities

Not applicable.

Item 12.D.	American Depositary Shares

JPMorgan Chase Bank, N.A., or the Depositary, serves as the depositary for our ADSs. ADS holders are required to pay various fees to the Depositary, and the Depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

ADS holders are required to pay the Depositary: (i) an annual fee of up to US$0.02 per ADS for administering the ADS program, and (ii) amounts in respect of expenses incurred by the Depositary or its agents on behalf of ADS holders, including expenses arising from compliance with applicable law, taxes or other governmental charges, cable, telex and facsimile transmission, or conversion of foreign currency into U.S. dollars. In both cases, the Depositary may decide in its sole discretion to seek payment by either billing holders or by deducting the fee from one or more cash dividends or other cash distributions.

ADS holders are also required to pay additional fees for certain services provided by the Depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance and delivery of ADRs, including in connection with share distributions, sales and stock splits	U.S.$5.00 per 100 ADSs (or portion thereof)
Any dividend or other cash distribution	U.S.$0.02 or less per ADS
Withdrawal, cancellation or reduction of shares underlying ADSs	U.S.$5.00 per 100 ADSs (or portion thereof)
Any transfer of ADRs	U.S.$1.50 per ADR

In addition, holders may be required to pay a fee for the distribution or sale of securities. Such fee would be for an amount equal to the fee for the execution and delivery of ADSs that would be charged as if the securities were treated as deposited shares.

Payments by the Depositary

The Depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses currently include investor relations expenses, exchange application and listing fees, and fees payable to service providers for the distribution of material to ADR holders. The amount of reimbursement available to us is not calculated based on the fees the depositary collects from investors. For the year ended December 31, 2009, this amount was U.S.$9.2 million.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2009. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F. Our internal control over financial reporting includes those policies and procedures that:

(a)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(b)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F, and that receipts and expenditures of the company are being made only in accordance with authorizations of our management and directors; and

(c)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework and, with respect to the effectiveness of our information technology, the criteria set forth in the Control Objectives for Information and related Technology (COBIT).

Based on our assessment and those criteria, management believes that the company maintained effective internal control over financial reporting as of December 31, 2009.

Mancera, S.C., a member practice of Ernst & Young Global, the independent registered public accounting firm that has audited our financial statements, has issued an attestation report on our internal control over financial reporting, which appears below.

There has been no change in our internal control over financial reporting during 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Stockholders

Telmex Internacional, S.A.B. de C.V.

We have audited Telmex Internacional, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Telmex Internacional, S.A.B. de C.V.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Mexican Financial Reporting Standards, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Telmex Internacional, S.A.B. de C.V. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated balance sheets of Telmex Internacional, S.A.B. de C.V. as of December 31, 2009 and 2008, the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2009, and the consolidated statements of cash flows for each of the two years in the period ended December 31, 2009 and the consolidated statement of changes in financial position for the year ended December 31, 2007, and our report dated March 23, 2010, expressed an unqualified opinion thereon.

Mancera, S.C.
A member practice of
Ernst & Young Global

/s/ CPC David Sitt Cofradía
C.P.C. David Sitt Cofradía

Mexico City, Mexico

March 23, 2010

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Antonio del Valle Ruiz, the chairman of our audit and corporate practices committee and a member of our Board of Directors, qualifies as an audit committee financial expert. Mr. del Valle Ruiz, who studied accounting at the Escuela Bancaria y Comercial, acquired his expertise through his role as chief executive officer at various Mexican banks over the last 38 years. Mr. del Valle Ruiz qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law and as defined under the rules of the New York Stock Exchange and the NASDAQ Stock Market, Inc. that are applicable to foreign private issuers. See “Item 6. Directors, Senior Management and Employees—Audit and Corporate Practices Committee.”

Item 16B.	Code of Ethics

We have adopted a code of ethics, as defined in Item 16B of Form 20-F. Our code of ethics applies to our chief executive officer, chief financial officer, principal accounting officer, persons performing similar functions and other personnel. Our code of ethics is available on our website at www.telmexinternacional.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, our chief financial officer, our principal accounting officer and persons performing similar functions or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Mancera, S.C., a member practice of Ernst & Young Global, an independent, registered public accounting firm, and by other Ernst & Young Global members during the fiscal years ended December 31, 2009 and 2008.

	Year ended December 31,
	2009	2008
	(thousands)	(thousands)
Audit fees	P.65,864	P.58,477
Audit-related fees	8,436	70
Tax fees	3,886	1,293
All other fees	—	—

Total fees	P.78,186	P.59,840

Audit fees in the above table are the aggregate fees billed in connection with the audit of our annual financial statements, the review of our interim financial statements and statutory and regulatory audits.

Audit-related fees in the above table are fees billed for services related to the IFRS first-time adoption process, which has not been completed, attestation services and audit-related fees billed with respect to compliance with our debt covenants.

Tax fees in the above table are fees billed for tax compliance services.

All other fees in the above table are fees billed primarily related to review of reports on our operations to industry regulatory agencies. There were no other fees in 2009 or 2008.

Audit and Corporate Practices Committee Approval Policies and Procedures

Our audit and corporate practices committee has established policies and procedures for the engagement of our independent auditors for services. Such policies and procedures outline services that require specific approval on a case-by-case basis and general services that have been approved in advance by the audit and corporate practices committee, including statutory and regulatory audits, tax compliance and evaluation of the security of our information technology. Prior to providing any services that require specific pre-approval, our independent auditor, together with our chief financial officer, will jointly present to the audit and corporate practices committee a request for approval of audit services, in which such persons confirm that the request complies with applicable rules.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table provides information on L Shares purchased by our company and affiliated purchasers in 2009:

Year ended December 31, 2009	Total Number of L Shares Purchased(1)	Weighted Average Price Paid per L Share		Total Number of L Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per L Share Purchased as Part of the Share Repurchase Program		Approximate Peso Value (in Thousands) of L Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	35,102,000	P.	7.31	35,102,000	P.	7.31	P.	5,484,531
February 1-29	14,443,400		6.62	14,443,400		6.62		5,388,850
March 1-31	32,182,700		6.03	31,182,700		6.06		5,197,241
April 1-30	20,250,000		7.15	20,250,000		7.15		10,049,881
May 1-31	79,629,600		7.45	30,073,500		7.44		9,824,369
June 1-30	70,800,000		8.22	40,800,000		8.21		9,488,088
July 1-31	25,908,300		8.27	25,908,300		8.27		9,269,967
August 1-31	30,050,000		8.36	30,050,000		8.36		9,016,822
September 1-30	20,000,000		9.25	20,000,000		9.25		8,827,583
October 1-31	28,100,000		9.23	22,000,000		9.20		8,622,145
November 1-30	24,571,100		9.66	18,471,100		9.77		8,438,165
December 1-31	17,127,500		11.34	15,122,100		11.27		8,264,798

Total/Average	398,164,600	P.	8.06	303,403,100	P.	8.97

(1)	We do not repurchase our L Shares other than through the share repurchase program. An aggregate of 95 million L Shares were purchased by our affiliated purchasers in 2009. These shares were purchased through open-market transactions.
(2)	We periodically repurchase our L Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On April 29, 2009, our shareholders authorized an additional P.5 billion for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

The following table provides information on A Shares purchased by our company and affiliated purchasers in 2009:

Year ended December 31, 2009	Total Number of A Shares Purchased(1)	Weighted Average Price Paid per A Share		Total Number of A Shares Purchased as Part of the Share Repurchase Program(2)	Weighted Average Price Paid per A Share Purchased as Part of the Share Repurchase Program		Approximate Peso Value (in Thousands) of A Shares that May Yet Be Purchased Under the Share Repurchase Program(3)
January 1-31	1,929,900	P.	7.05	1,929,900	P.	7.05	P.	5,484,531
February 1-29	13,800		6.84	13,800		6.84		5,388,850
March 1-31	445,900		6.03	445,900		6.03		5,197,241
April 1-30	354,800		7.07	354,800		7.07		10,049,881
May 1-31	237,100		7.21	237,100		7.21		9,824,369
June 1-30	163,300		8.04	163,300		8.04		9,488,088
July 1-31	480,500		8.27	480,500		8.27		9,269,967
August 1-31	240,500		8.19	240,500		8.19		9,016,822
September 1-30	452,000		9.25	452,000		9.25		8,827,583
October 1-31	325,000		9.05	325,000		9.05		8,622,145
November 1-30	374,500		9.53	374,500		9.53		8,438,165
December 1-31	267,100		11.01	267,100		11.01		8,264,798

Total/Average	5,284,400	P.	7.85	5,284,400	P.	7.85

(1)	No A Shares were purchased by us or our affiliated purchasers in 2009 other than through our share repurchase program.
(2)	We periodically repurchase our A Shares on the open market using funds authorized by our shareholders specifically for the repurchase of L Shares and A Shares by us at our discretion. On April 29, 2009, our shareholders authorized an additional P.5 billion for the repurchase of L Shares and A Shares.
(3)	This is the approximate peso amount available at the end of the period for purchases of both L Shares and A Shares pursuant to the share repurchase program. These are nominal figures and have not been restated for inflation.

Item 16F.	Change in Registrant’s Certifying Account

Not applicable.

Item 16G.	Corporate Governance

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

As a controlled company, we would be exempt from this requirement if we were a U.S. issuer.

NYSE Standards	Our Corporate Governance Practices
Audit Committee. Audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act , and the more stringent requirements under the NYSE standards is required. §§303A.06 & 303A.07.	Audit and Corporate Practices Committee. We have an audit and corporate practices committee of three members. Each member of the audit and corporate practices committee qualifies as independent, as determined by our shareholders at their annual ordinary general meeting pursuant to the Mexican Securities Market Law, and also meets the independence requirements of Rule 10A-3 under the Exchange Act or qualifies for an exemption. Our audit and corporate practices committee operates primarily pursuant to (1) a written charter approved by our Board of Directors and (2) Mexican law. For a description of the duties of our audit and corporate practices committee, see “Item 6. Directors, Senior Management and Employment—Audit and Corporate Practices Committee.”

Equity Compensation Plans. Equity compensation plans and material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 & 312.03.	Equity Compensation Plans. Shareholder approval is required under Mexican law for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives. We do not have a stock option plan for our executive officers.

Shareholder Approval for Issuance of Securities. Issuances of securities (1) that will result in a change of control of the issuer, (2) that are to a related party or someone closely related to a related party, (3) that have voting power equal to at least 20% of the outstanding common stock voting power before such issuance or (4) that will increase the number of shares of common stock by at least 20% of the number of outstanding shares before such issuance require shareholder approval. §§312.03(b)-(d).	Shareholder Approval for Issuance of Securities. Mexican law and our bylaws require us to obtain shareholder approval of the issuance of new equity securities.

Code of Business Conduct and Ethics. Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10.	Code of Business Conduct and Ethics. We have adopted a code of ethics that applies to all our personnel, including our directors and executive officers. A copy of our code of ethics is available on our website: www.telmexinternacional.com.

Conflicts of Interest. Determination of how to review and oversee related party transactions is left to the listed company. The audit committee or comparable body, however, could be considered the forum for such review and oversight. §307.00. Certain issuances of common stock to a related party require shareholder approval. §312.03(b).	Conflicts of Interest. Pursuant to Mexican law, our bylaws and applicable internal guidelines, provided that the corporate practices committee of our board of directors has opined favorably, our board of directors must vote on whether or not to grant approval of certain transactions with a related party (1) that are outside the ordinary course of our business or (2) that are at non-market prices. A director with an interest in the transaction is not permitted to vote on its approval.

NYSE Standards	Our Corporate Governance Practices
Solicitation of Proxies. Solicitation of proxies and provision of proxy materials is required for all meetings of shareholders. Copies of such proxy solicitations are to be provided to NYSE. §§402.01 & 402.04.	Solicitation of Proxies. We are not required to distribute proxy materials to, or solicit the return of proxies from, our shareholders. In accordance with Mexican law and our bylaws, we inform shareholders of all meetings by public notice, which states the requirements for admission to the meeting and provides a mechanism by which shareholders can vote through a representative using a power of attorney. Under the new Mexican Securities Market Law, we have to make power of attorney forms available to shareholders at their request. Under the deposit agreements relating to our ADSs, holders of our ADSs receive notices of shareholders’ meetings and, where applicable, instructions on how to vote at the shareholders’ meeting through the depositary.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Our audited consolidated financial statements are included in this annual report beginning on page F-1.

Item 19.	Exhibits

Documents filed as exhibits to this registration statement:

1.1	Amended and restated bylaws (estatutos sociales) of Telmex Internacional, S.A.B. de C.V., dated April 29, 2009 (English translation) (incorporated by reference to the annual report on Form 20-F of Telmex Internacional, S.A.B. de C.V. (File No. 1-34086) filed on June 26, 2009).

2.1	Form of L Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-151240) filed on June 26, 2009).

2.2	Form of A Share Deposit Agreement (incorporated by reference to our registration statement on Form F-6 (File No. 333-151242) filed on May 29, 2008).

4.1	Master Transition Agreement between Teléfonos de México, S.A.B. de C.V. and Telmex Internacional, S.A.B. de C.V., dated as of December 26, 2007 (English translation) (incorporated by reference to the registration statement on Form 20-F of Telmex Internacional, S.A.B. de C.V. (File No. 1-34086) filed on May 30, 2008).

4.2	Services Agreement, dated January 1, 2010, between Controladora de Servicios de Telecomunicaciones, S.A. de C.V. and Carso Global Telecom, S.A.B. de C.V. (English translation).

4.3	Service Agreement for Management and Operation, dated January 1, 2009, between Controladora de Servicios de Telecomunicaciones, S.A. de C.V. and AT&T México, Inc. (English Translation) (incorporated by reference to the annual report on Form 20-F of Telmex Internacional, S.A.B. de C.V. (File No. 1-34086) filed on June 26, 2009).

8.1	List of significant subsidiaries of Telmex Internacional, S.A.B. de C.V.

12.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Telmex Internacional, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Telmex Internacional, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2009, the consolidated statements of cash flows for each of the two years in the period ended December 31, 2009 and the consolidated statement of changes in financial position for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Telmex Internacional, S.A.B. de C.V. and subsidiaries at December 31, 2009 and 2008, the consolidated results of their operations for each of the three years in the period ended December 31, 2009, and their cash flows for each of the two years ended December 31, 2009 and changes in their financial position for the year ended December 31, 2007, in conformity with Mexican Financial Reporting Standards, which differ in certain respects from U.S. generally accepted accounting principles (see Note 19 to the consolidated financial statements).

As discussed in Note 2(z) to the financial statements, as of January 1, 2009, the Company adopted the new Mexican Financial Reporting Standards B-8, Consolidated and Combined Financial Statements, with the effects described therein. Also, as discussed in Note 2 to the financial statements, as of January 1, 2008, the Company adopted the new Mexican Financial Reporting Standards B-10, Effects of Inflation; B-15, Foreign Currency Translation; and B-2, Statement of Cash Flows, with the effects described therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), Telmex Internacional, S.A.B. de C.V.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2010 expressed an unqualified opinion thereon.

Mancera, S.C. A Member Practice of Ernst & Young Global

/s/ David Sitt Cofradía
C.P.C. David Sitt Cofradía

Mexico City, Mexico

March 23, 2010

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos, see Note 2c)

	December 31,
	2009		2008
Assets
Current assets:
Cash and cash equivalents	P.	10,699,224	P.	7,510,575
Accounts receivable, net (Note 3)		20,462,805		20,290,321
Related parties (Note 4)		4,000,119		2,465,259
Inventories for sale		675,859		1,976,925
Prepaid expenses and other current assets		2,346,295		2,503,554

Total current assets		38,184,302		34,746,634

Plant, property and equipment, net (Note 6)		80,123,766		58,479,225
Inventories for operation of the telephone plant, net		4,000,775		4,178,872
Licenses, trademarks and prepaid indefeasible rights of use, net (Note 7)		14,556,572		6,071,282
Equity investments (Note 5)		16,766,564		11,193,739
Deferred taxes (Note 16)		6,098,449		5,703,932
Goodwill, net (Note 5)		14,399,481		11,006,692
Other non-current assets		170,828		132,888

Total assets	P.	174,300,737	P.	131,513,264

Liabilities and Stockholders’ equity
Current liabilities:
Short-term debt and current portion of long-term debt (Note 8)	P.	12,667,266	P.	14,727,645
Accounts payable and accrued liabilities (Note 12)		15,966,673		14,182,719
Related parties (Note 4)		3,320,070		2,227,341
Taxes payable		468,842		264,457
Deferred credits (Note 11)		4,494,451		4,009,739
Employee benefits (Note 14)		1,522,305		1,223,828

Total current liabilities		38,439,607		36,635,729

Long-term debt (Note 8)		21,310,434		10,894,623
Employee benefits (Note 14)		2,778,593		2,285,105
Deferred credits long-term (Note 11)		4,991,473		—
Deferred taxes (Note 16)		7,295,658		1,572,557

Total liabilities		74,815,765		51,388,014

Stockholders’ equity (Note 15):
Capital stock		16,977,642		17,172,810
Other capital contributions		38,037,900		38,037,900
Retained earnings:
Prior years		11,215,607		11,518,574
Current year		9,104,501		5,535,476

		20,320,108		17,054,050
Accumulated other comprehensive income items (Note 2r)		20,400,517		5,531,032

Majority stockholders’ equity		95,736,167		77,795,792
Non-controlling interest		3,748,805		2,329,458

Total stockholders’ equity		99,484,972		80,125,250

Total liabilities and stockholders’ equity	P.	174,300,737	P.	131,513,264

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except earnings per share, see Note 2c)

	Year ended December 31,
	2009		2008		2007
Operating revenues:
Domestic long-distance service	P.	31,514,115	P.	28,298,510	P.	27,083,640
Corporate networks		21,744,480		16,757,327		15,390,235
Local service		15,255,365		10,593,515		7,873,585
Yellow pages		4,930,218		5,518,778		5,638,733
Internet access services		8,017,708		5,496,491		4,381,169
International long-distance service		3,362,373		3,294,264		3,604,967
Pay television		5,354,872		3,202,715		1,043,879
Other		2,360,955		2,843,141		2,743,963

		92,540,086		76,004,741		67,760,171

Operating costs and expenses:
Transport and interconnection		32,725,808		26,925,068		23,649,023
Cost of sales and services		15,695,224		12,047,733		9,802,648
Commercial, administrative and general expenses		21,540,979		19,141,283		16,207,483
Depreciation and amortization (Notes 6 and 7) (includes P. 9,406,928 in 2009, P. 7,247,610 in 2008 and P. 6,285,879 in 2007, not included in the cost of sales and services)		11,526,288		8,967,605		7,770,805

		81,488,299		67,081,689		57,429,959

Operating income		11,051,787		8,923,052		10,330,212

Other expense, net		47,973		102,434		242,692

Financing cost:
Interest income		(1,085,044)		(1,265,849)		(1,216,707)
Interest expense		2,365,641		1,508,463		1,630,535
Exchange (gain) loss, net		(2,372,766)		1,878,262		3,107
Monetary gain, net		—		—		(140,781)

		(1,092,169)		2,120,876		276,154

Equity interest in net income of affiliates		1,889,386		190,519		689,075

Income before income tax		13,985,369		6,890,261		10,500,441
Income tax (Note 16)		4,422,481		1,259,333		3,486,763

Net income	P.	9,562,888	P.	5,630,928	P.	7,013,678

Distribution of net income:
Majority interest	P.	9,104,501	P.	5,535,476	P.	6,463,834
Non-controlling interest		458,387		95,452		549,844

	P.	9,562,888	P.	5,630,928	P.	7,013,678

Weighted average number of shares issued and outstanding (millions)		18,157		18,596		19,766

Earnings per share	P.	0.50	P.	0.30	P.	0.33

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2009, 2008 and 2007

(In thousands of Mexican pesos, see Note 2c)

	Parent investment		Capital stock		Other capital contributions		Retained earnings		Accumulated other comprehensive income items		Total majority stockholders’ equity		Non-controlling interest		Comprehensive income		Total stockholders’ equity

Balance at December 31, 2006	P.	35,620,168	P.	—	P.	—	P.	11,885,458	P.	10,715,509	P.	58,221,135	P.	3,475,639	P.	—	P.	61,696,774
Increase in parent investment		19,990,005										19,990,005						19,990,005
Effect of split-up		(55,610,173)		17,828,563		37,781,610						—						—
Cash dividend paid to non-controlling interest in subsidiary												—		(122,703)				(122,703)
Acquisition of non-controlling interest								9,414				9,414		(388,348)				(378,934)
Gain on dilution of investment in affiliate								1,840,815				1,840,815						1,840,815
Comprehensive income:
Net income of the year								6,463,834				6,463,834		549,844	P.	7,013,678		7,013,678
Other comprehensive income items:
Effect of translation of foreign entities										652,182		652,182		70,482		722,664		722,664
Effect of labor obligations, net of deferred taxes										(33,610)		(33,610)				(33,610)		(33,610)
Deficit from holding non-monetary assets, net of deferred taxes										(4,251,420)		(4,251,420)		(943,013)		(5,194,433)		(5,194,433)

Comprehensive income															P.	2,508,299

Balance at December 31, 2007		—		17,828,563		37,781,610		20,199,521		7,082,661		82,892,355		2,641,901				85,534,256
Effect of adopting Mexican FRS B-10, net of deferred taxes								(2,048,626)		2,048,626								—
Effect of adopting Mexican FRS D-3										75,360		75,360						75,360
Dividend declared								(2,786,482)				(2,786,482)						(2,786,482)
Cash purchase of Company’s own shares				(655,753)		256,290		(3,845,839)				(4,245,302)						(4,245,302)
Cash dividends paid to non-controlling interest in subsidiary														(195,208)				(195,208)
Comprehensive income:
Net income of the year								5,535,476				5,535,476		95,452	P.	5,630,928		5,630,928
Other comprehensive income items:
Effect of translation of foreign entities, net of deferred taxes										(3,675,615)		(3,675,615)		(212,687)		(3,888,302)		(3,888,302)

Comprehensive income															P.	1,742,626

Balance at December 31, 2008 (Note 15)		—		17,172,810		38,037,900		17,054,050		5,531,032		77,795,792		2,329,458				80,125,250
Dividend declared								(3,098,073)				(3,098,073)						(3,098,073)
Cash purchase of Company’s own shares				(195,168)				(2,294,732)				(2,489,900)						(2,489,900)
Cash dividends paid to non-controlling interest in subsidiary														(52,291)				(52,291)
Transaction between entities under common control								(445,638)				(445,638)		221,011				(224,627)
Comprehensive income:
Net income of the year								9,104,501				9,104,501		458,387	P.	9,562,888		9,562,888
Other comprehensive income items:
Effect of translation of foreign entities, net of deferred taxes										14,869,485		14,869,485		792,240		15,661,725		15,661,725

Comprehensive income															P.	25,224,613

Balance at December 31, 2009 (Note 15)	P.	—	P.	16,977,642	P.	38,037,900	P.	20,320,108	P.	20,400,517	P.	95,736,167	P.	3,748,805			P.	99,484,972

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos, see Note 2c)

	Year ended December 31,
	2009		2008
Operating activities
Income before income tax	P.	13,985,369	P.	6,890,261
Items not requiring the use of cash:
Depreciation and amortization		11,526,288		8,967,605
Net period cost of labor obligations		39,243		48,611
Exchange (gain) loss, net		(2,566,789)		1,556,944
Accrued interest expense		2,365,641		1,508,463
Equity interest in net income of affiliates		(1,889,386)		(190,519)
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		84,757		(2,821,747)
Inventories for sale		1,006,697		(959,703)
Other accounts receivable and other assets		1,791,488		1,915,543
(Decrease) increase in:
Accounts payable and accrued liabilities		(747,500)		(910,213)
Other liabilities		(2,441,721)		(279,560)
Income tax paid		(3,468,314)		(1,627,237)
Benefits paid to employees		39,035		(21,810)

Net cash flow provided by operating activities		19,724,808		14,076,638

Investing activities
Acquisition of property, plant and equipment		(15,818,370)		(18,317,821)
Investment in intangibles		(2,369,349)		(1,510,908)
Investment in affiliated company		(156,401)		(200,600)
Acquisition of companies		(324,910)		(507,340)

Net cash flow used in investing activities		(18,669,030)		(20,536,669)

Net cash flow before financing activities		1,055,778		(6,460,031)

Financing activities
New loans		28,093,304		12,812,577
Repayment of loans		(20,196,990)		(6,583,944)
Derivative financial instruments		571,348		(528,868)
Dividends paid		(3,000,328)		(2,786,482)
Interest paid		(1,976,135)		(1,488,959)
Dividend paid to non-controlling stockholders in subsidiary		(21,628)		(195,208)
Acquisition of non-controlling interest		(106,250)		—
Repurchase of shares		(2,489,900)		(4,245,302)

Net cash flow generated (used) in financing activities		873,421		(3,016,186)

Net increase (decrease) in cash and cash equivalents		1,929,199		(9,476,217)
Effect of changes in cash and cash equivalents value		1,259,450		(281,011)
Cash and cash equivalents at beginning of year		7,510,575		17,267,803

Cash and cash equivalents at end of year	P.	10,699,224	P.	7,510,575

The accompanying notes are an integral part of these financial statements.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Changes in Financial Position

(In thousands of Mexican pesos, see Note 2c)

	Year ended December 31, 2007
Operating activities
Net income	P.	7,013,678
Add (deduct) items not requiring the use of resources:
Depreciation		6,436,751
Amortization		1,334,054
Deferred taxes		1,430,443
Equity interest in net income of affiliates		(689,075)
Net period cost of labor obligations		145,575

		15,671,426
Changes in operating assets and liabilities:
Decrease (increase) in:
Accounts receivable		2,032,933
Related parties, net		(981,293)
Inventories for sale		(939,106)
Prepaid expenses and others		(427,157)
Decrease in:
Labor obligations:
Contributions to trust fund		(338)
Payments to employees		(13,184)
Accounts payable and accrued liabilities		(414,034)
Taxes payable		(408,691)
Deferred credits		(26,628)

Resources provided by operating activities		14,493,928

Financing activities
New loans		5,280,218
Repayment of loans		(3,771,268)
Effect of exchange rate fluctuation and variance in re-expression of debt to constant pesos		(3,816,533)
Increase in holding company investment		19,990,005
Cash dividend paid to non-controlling stockholders in subsidiaries		(147,979)

Resources provided by financing activities		17,534,443

Investing activities
Plant, property and equipment		(12,180,470)
Licenses and trademarks		(849,763)
Inventories for operation of the telephone plant		(623,430)
Subsidiaries and affiliated companies, net		(8,364,691)
Initial balance of cash investments in subsidiaries		352,276

Resources used in investing activities		(21,666,078)

Net increase in cash and cash equivalents		10,362,293
Cash and cash equivalents at beginning of year		6,905,510

Cash and cash equivalents at end of year	P.	17,267,803

The accompanying notes are an integral part of this financial statement.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

1.	Incorporation and Description of the Business

a) Incorporation

Telmex Internacional, S.A.B. de C.V. and subsidiaries (collectively the Company or Telmex Internacional) was incorporated under Mexican law on December 26, 2007 as a result of the split-up of Teléfonos de México, S.A.B. de C.V. (Telmex), at which time each of the holders of Telmex’s shares became the owner of an equal number of Telmex Internacional’s shares of the corresponding class. Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) holds the majority of the Company’s voting shares (71.6% as of December 31, 2009).

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

All of the entities that comprise Telmex Internacional have been operating on a stand-alone basis. Costs incurred or paid by Telmex on behalf of the split-up entities prior to the split-up were charged to each entity.

Ongoing relationships between Telmex and Telmex Internacional after the split-up are limited to: i) ordinary commercial relationships arising in the normal course of business; ii) agreements relating to the execution of the split-up such as indemnification, assistance in obtaining consents, exchange of information, covenants relating to the tax treatment of the split-up and similar matters; and iii) administrative service agreements. Telmex provides Telmex Internacional these services at a fixed price based on the specific costs plus a percentage.

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

On January 13, 2010, América Móvil, S.A.B. de C.V. (América Móvil) announced an exchange offer to the shareholders of Carso Global Telecom, S.A.B. de C.V. (Telmex Internacional’s controlling stockholder) to acquire 100% of Carso Global Telecom, through which América Móvil would acquire indirectly 59.4% of the outstanding shares of Telmex and 60.7% of the outstanding shares of Telmex Internacional. América Móvil also announced its intention to file an offering for the exchange or purchase of all of Telmex Internacional’s shares that are not already owned by Carso Global Telecom (39.3%).

In the event that, at completion of the processes described above, a sufficient number of shares are obtained, América Móvil has indicated that it intends to delist both Carso Global Telecom and Telmex Internacional from the various securities markets in which their shares are registered.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

On February 11, 2010 the majority of the board of the Mexican Antitrust Regulator (Comisión Federal de Competencia) unconditionally authorized América Móvil to carry out an offer to purchase all outstanding shares of Carso Global Telecom with a reciprocal subscription of América Móvil’s shares, and an offer to purchase all outstanding shares of Telmex Internacional, with a reciprocal subscription of América Móvil’s shares.

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

An analysis of the principal subsidiaries and affiliated companies at December 31, 2009, 2008 and 2007 follows:

		% equity interest at December 31
Company	Country	2009		2008		2007
Subsidiaries:
Controladora de Servicios de Telecomunicaciones, S.A. de C.V. (Consertel)	Mexico	100.0%		100.0%		100.0%
Soporte de Servicios Integrales, S.A. de C.V.	Mexico	100.0		100.0		—
Latam Servicios Integrales, S.A. de C.V.	Mexico	100.0		100.0		—
Soporte Comercial de Latam Negocios, S.A. de C.V.	Mexico	100.0		100.0		—
Contenido Cultural y Educativo, S.A. de C.V.	Mexico	100.0	(1)	—		—
Anuncios en Directorios, S.A. de C.V.	Mexico	100.0		100.0		100.0
Sección Amarilla USA, LLC (SAUSA)	U.S.A.	100.0		80.0		80.0
Embratel Participações, S.A. (Embrapar)	Brazil	98.1		98.0		98.0
Empresa Brasileira de Telecomunicações S.A. (Embratel)	Brazil	97.3		97.2		97.0
Star One, S.A.	Brazil	77.8		77.8		77.6
Primesys Soluçoes Empresariais, S.A.	Brazil	97.3		97.2		97.0
Vésper S.A.	Brazil	—	(2)	—	(2)	97.0
Vésper São Paulo, S.A.	Brazil	—	(2)	—	(2)	97.0
Telmex do Brasil Ltda.	Brazil	98.1		98.0		98.0
Metrored Holdings, S.R.L. (formerly MetroRed Telecomunicaciones S.R.L.)	Argentina	96.1		95.7		95.0
Telmex Argentina, S.A.	Argentina	96.7	(3)	96.4	(3)	95.3	(3)
Ertach, S.A.	Argentina	96.9	(4)	96.8	(4)	95.1	(4)
Telmex Chile Holding, S.A.	Chile	100.0		100.0		100.0
Telmex Corp S.A. (formerly Chilesat Corp S.A.)	Chile	99.7		99.7		99.7
Telmex TV, S.A.	Chile	100.0		100.0		100.0
Superview Telecomunicaciones, S.A.	Colombia	99.6		99.6		99.6
Telmex Colombia, S.A.	Colombia	100.0	(5)	100.0		100.0
Network and Operation, S.A.	Colombia	100.0		100.0		100.0
The Now Operation, S.A.	Colombia	100.0		100.0		100.0
Megacanales, S.A.	Colombia	100.0		100.0		100.0
Cablecaribe, S.A.	Colombia	100.0		100.0		100.0
New Dinamic Company, S.A.	Colombia	100.0		100.0		—
Telmex Perú, S.A.	Peru	100.0		100.0		100.0
Boga Comunicaciones, S.A.	Peru	—	(6)	—	(6)	100.0
Ecuador Telecom, S.A. (Ecutel)	Ecuador	100.0		100.0		100.0
Telstar, S.A.	Uruguay	100.0		100.0		100.0

Affiliated companies:
Net Serviços de Comunicação S.A. (Net)	Brazil	34.6	% (7)	34.6	%(7)	34.4	%(7)
Eidon Software, S.A. de C.V.	Mexico	51.0	(1)	—		—

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

(1)	Companies acquired in 2009 (see Note 5).

(2)	On February 29, 2008, these companies were merged into Embratel.

(3)	Corresponds to the indirect equity interest of Telmex Internacional in Telmex Argentina; the direct equity interest of Metrored Holdings, S.R.L. and Controladora de Servicios de Telecomunicaciones, S.A. de C.V. in Telmex Argentina, S.A. is 100%.

(4)	Corresponds to the indirect equity interest of Telmex Internacional in Ertach; the direct equity interest of Metrored Holdings, S.R.L. and Controladora de Servicios de Telecomunicaciones, S.A. de C.V. in Ertach is 100%.

(5)	On September 21, 2009 Telmex Hogar, S.A. was merged into Telmex Colombia, S.A.

(6)	On February 1, 2008, Boga Comunicaciones was merged into Telmex Perú.

(7)	Corresponds to the direct and indirect equity interest of Telmex Internacional in Net; the direct and indirect equity interest of Embratel Participações S.A. in Net at December 31, 2009 and 2008 is 35.3% (35.1% in 2007).

Revenues are obtained primarily from telecommunications services, which are comprised of local telephone services, domestic and international long-distance services, as well as the interconnection of domestic long-distance operators’, cellular telephone companies’ and local service operators’ networks with the Telmex Internacional local network and data transmission to corporate networks, internet access, cable and satellite television and published and on-line telephone directories. Other revenues are obtained from the sale of telephone equipment principally.

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

Under the terms of telecommunications concessions in Brazil for domestic and international long-distance services starting January 1, 2006, Embratel obtained from the Federal Government a renewal for a 20-year term concession. The cost of this license is based on 2% of the total annual revenues from switched telephone service of the year prior to when the license payment is due, net of taxes and social contributions, and is paid on a bi-annual basis. For the years ended December 31, 2009, 2008 and 2007, the cost was P. 319,981, P. 282,314 and P. 251,364, respectively, and is included in cost of sales and services. The satellite licenses are in effect through December 31, 2025, and the related license costs are paid by Star One based on a fixed annual payment of approximately P. 13.0 million. Both concessions may be renewed upon expiration.

Additionally, Telmex Internacional, in other countries, has authorization, licenses, permits and concessions (hereinafter collectively referred to as “licenses”) to build, install, operate and use both public and private telecommunications networks and provide telecommunication services (long distance, fixed-line telephony, satellite service and cable television) in the countries in which the Company has presence, except for in the U.S. These licenses will expire on various dates between the years 2011 and 2025.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Some of these licenses require the payment to the respective governments of a share in sales determined as a percentage of revenues from services under concession. The percentage is set as either a fixed rate or in some cases based on the number of channels in operation.

On March 2, 2010, the Company’s Audit Committee, Chief Executive Officer, General Counsel and Chief Financial Officer authorized the issuance of the accompanying consolidated financial statements and these notes as of December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, and Management evaluated subsequent events through March 23, 2010.

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

The equity method of accounting is used for investments in affiliated companies over which the Company exercises significant influence. This accounting method consists in general terms of recognizing the Company’s proportionate share in the net income and the stockholders’ equity of the investee after their conversion to Mexican Financial Reporting Standards (see Note 5).

The gains and losses arising from issuances by investees of their own stock are recognized in stockholders’ equity.

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

b) Translation of financial statements of foreign subsidiaries and affiliates

The financial statements of the subsidiaries and affiliates located abroad were translated into Mexican pesos, as follows:

Beginning January 1, 2008, the Company adopted B-15 Foreign Currency Translation, which incorporates the concepts of recording currency, functional currency and reporting currency, and eliminates the concepts of integrated foreign operations and foreign entity established in Mexican accounting Bulletin B-15. This standard also establishes new procedures for translating financial information of a company’s foreign

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

operations from its recording currency to its functional currency, and from the functional currency to the reporting currency. The application of the changes of this standard resulted in a decrease in the translation of foreign entities for 2008 of approximately P. 410,000. After the adoption, the financial statements prepared under Mexican Financial Reporting Standards reported by the subsidiaries and affiliates abroad in their functional currency are translated as follows:

i) all assets and liabilities are translated at the prevailing exchange rate at year-end;

ii) stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated;

iii) revenues, costs and expenses are translated using the weighted average exchange rates;

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

The statement of changes in financial position for the year ended December 31, 2007 was prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are considered cash items requiring the use of resources.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

c) Recognition of the effects of inflation on financial information

Mexican FRS B-10, Effects of Inflation, which became effective on January 1, 2008, and upon adoption, the Company ceased to recognize the effects of inflation in its financial information because it currently operates in a “non-inflationary economic environment”.

However, even though the economic environment in 2007 qualified as being non-inflationary, Mexican accounting Bulletin B-10, Accounting Recognition of the Effects of Inflation on Financial Information, was still effective. Accordingly, the financial statements for the year ended December 31, 2007 are presented in Mexican pesos with purchasing power at December 31, 2007, while the 2009 and 2008 financial statements are expressed in nominal pesos, except for those non-monetary items that included inflation effects through December 31, 2007. Subsequent additions are recognized at historical cost.

Capital stock, premium on sale of shares and retained earnings were restated for inflation through December 31, 2007 based on the Mexican National Consumer Price Index (NCPI).

Through December 31, 2007, the deficit from re-expression of stockholders’ equity consists of the accumulated monetary position loss of the Mexican subsidiaries at the time the provisions of Bulletin B-10 were first applied, and of the result from holding non-monetary assets, which represents the difference between re-expression by the specific indexation method and re-expression based on the NCPI. At December 31, 2007, this item is included in stockholders’ equity under the Accumulated other comprehensive income items caption. In conformity with Mexican FRS B-10, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10, was reclassified to retained earnings in 2008.

The net monetary position gain (loss) shown in the 2007 income statement represents the effect of inflation on monetary assets and liabilities and is included as part of the caption Financing cost.

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

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Revenues related to the sale of capacity to the affiliate NET, under a long-term indefeasible rights of use agreement, is recognized on a straight line basis over the five-year term.

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

g) Derivative financial instruments and hedging activities

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. In order to reduce the risks due to exchange rate and interest rate fluctuations, the Company utilizes cross-currency interest rate swaps to fix exchange rates and interest rates on foreign-currency denominated debt being hedged; however, the Company does not apply hedge accounting rules to its derivative financial instruments.

Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions, with which the Company has entered into the related agreements. The Company uses the fair values obtained from the financial institutions, as a reference to establish the basis for recognition of the derivative instruments. Changes in the fair value of derivatives are recognized in the income statement.

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

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

j) Plant, property and equipment

Beginning January 1, 2008 plant, property and equipment are recorded at acquisition cost. Through December 31, 2007, plant, property and equipment acquired abroad were initially recorded at acquisition cost and were then restated for inflation based on the NCPI of each country, and acquisitions of imported telephone plant and equipment were restated based on the rate of inflation of its country of origin and the prevailing exchange rate at the balance sheet date.

At December 31, 2007, approximately 74% of the value of the plant, property and equipment was restated for inflation using specific indexation factors.

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

For the years ended December 31, 2009, 2008 and 2007, there were no indicators of impairment in the Company’s plant, property and equipment.

The Company has not capitalized any financing costs since it has no significant qualifying assets with prolonged acquisition periods.

k) Leases

Lease agreements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any future benefit or residual value.

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rent expense is charged to results of operations when incurred.

l) Licenses, Trademarks and Prepaid Indefeasible Rights of Use (IRU)

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

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The Company recognizes prepaid indefeasible rights of use (IRU) at acquisition cost. The amortization is calculated using the straight-line method based on the terms of the agreements, which is 5 years.

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

During the years ended December 31, 2009, 2008 and 2007, no impairment losses in the carrying amount of licenses, trademarks and prepaid rights of use have been recognized.

m) Business acquisitions and goodwill

Business acquisitions are recorded using the acquisition method. The acquisition of non-controlling interests is considered a transaction between entities under common control and any difference between the purchase price and the book value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the acquisition cost and the fair value of the net assets acquired at the purchase date. Goodwill is not amortized; however, it is subject to annual impairment tests, or whenever there are indicators of impairment, and adjusted for any impairment loss that may be determined (see Note 5). Effective January 1, 2009, the Company adopted the changes in Mexican FRS B-8 Consolidated and Combined Financial Statements, in accordance with these changes, the goodwill is “pushed-down” to the subsidiaries and recorded in the subsidiaries’ functional currency and translated into the parent’s reporting currency at year-end exchange rates. As a result of this adoption, the Company record an effect in goodwill and effect of translation of foreign entities of P. 3,388,371.

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

For the years ended December 31, 2009, 2008 and 2007, there was no impairment in the Company’s goodwill.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

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

o) Employee benefits

The cost of pension benefits, seniority premiums, the medical assistance plan and legal termination payments (dismissals) are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 14).

Contributions by the Company to the defined contribution plan are recognized as an expense.

As of January 1, 2008, the Company adopted Mexican FRS D-3 Employee Benefits, which replaced Mexican accounting Bulletin D-3, Labor Obligations. As a result of the MFRS D-3 adoption, the transition liability for labor obligations at December 31, 2007 is being amortized over a maximum period of five years. Prior to December 31, 2007, the transition liability was being amortized using the straight-line method over the estimated remaining working lifetime of Telmex Internacional’s employees. Prior service costs and actuarial gains and losses are being amortized over the estimated average remaining working lifetime of the Company’s employees (see Note 14).

The Company recognizes an accrual for the costs of paid absences, such as vacation time, based on the accrual method.

p) Employee profit sharing

Current-year and deferred employee profit sharing is included in Other expenses, net in the income statement.

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

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Through December 31, 2007, deferred employee profit sharing was recognized only on temporary differences in the reconciliation of current year net income to taxable income for employee profit sharing purposes, only when there was an indication that the related liability or asset would be realized in the future.

q) Foreign currency transactions

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated assets and liabilities are valued at the prevailing exchange rate at the balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated assets and liabilities are settled, as well as those arising from the conversion of foreign currency denominated balances at the balance sheet date, are charged or credited to results of operations.

See Note 13 for the Company’s consolidated foreign currency position as of December 31, 2009 and 2008, and the exchange rates used to translate foreign currency denominated balances.

r) Comprehensive income

Comprehensive income consists of the net income for the year, the effects of the translation of the financial statements of foreign entities, the changes in the result from holding non-monetary assets (prior to 2008), the effect of labor obligations (prior to 2008) and the deferred taxes related to those items.

Accumulated other comprehensive income items as of December 31, 2009, 2008 and 2007, are comprised of the following:

	2009		2008		2007
Effect of translation of foreign entities	P.	28,334,052	P.	7,707,843	P.	9,206,647
Deferred taxes		(7,933,535)		(2,176,811)		173,551
Deficit from re-expression of stockholders’ equity		—		—		(2,222,177)
Labor obligations		—		—		(75,360)

	P.	20,400,517	P.	5,531,032	P.	7,082,661

s) Income taxes

Deferred taxes on profits are recognized on all differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.

As a result of the adoption of Mexican FRS B-10, as of January 1, 2008, the financial statement amounts are no longer adjusted for the effects of inflation. However, for income tax purposes the Company continues to recognize the effects of inflation on its reported taxable income as required by current Mexican tax legislation, as well as for determining its deferred income taxes.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

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

u) Statement of Cash Flows

Effective January 1, 2008, the Company adopted Mexican FRS B-2 Statement of Cash Flows, which replaced Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. Accordingly, the statement of cash flows substituted the statement of changes in financial position. The main differences between both statements is that the statement of cash flows shows the entity’s cash inflows and outflows during the period, while the statement of changes in financial position shows the changes in the entity’s financial structure. Also, the statement of cash flows first presents income before taxes on profits, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

The statement of cash flows for the years ended December 31, 2009 and 2008 were prepared using the indirect method. The statement of cash flows is not comparable to the statement of changes in financial position for the year ended December 31, 2007.

v) Earnings per share

Earnings per share are determined by dividing net income by the weighted-average number of shares outstanding during the year. In determining the weighted-average number of shares outstanding during the year, shares repurchased by the Company have been excluded.

For the year ended December 31, 2007, earnings per share have been determined by dividing net income by the weighted average number of Telmex’s outstanding shares, since the split-up ratio was 1:1.

w) Concentration of risk

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

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Credit risk represents the potential loss from the failure of counterparties to completely comply with their contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. In order to reduce the risks related to fluctuations in interest rates and exchange rates, the Company uses derivative financial instruments.

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

x) Segment information

Segment information is prepared based on information used by the Company in its decision-making processes, based on the geographical areas in which it operates (see Note 18).

y) Reclassifications

Certain captions shown in the 2008 and 2007 financial statements as originally issued have been reclassified for uniformity of presentation with the 2009 financial statements. An analysis of the effects of such reclassifications is as follows:

		As originally issued 2008		Reclassification		As reclassified 2008
Assets
Equity investments	(1)	P.	5,714,639	P.	5,479,100	P.	11,193,739
Goodwill, net	(1)		16,485,792		(5,479,100)		11,006,692

		As originally issued 2007		Reclassification		As reclassified 2007
Assets
Equity investments	(1)	P.	5,932,778	P.	5,629,732	P.	11,562,510
Goodwill, net	(1)		16,297,953		(5,629,732)		10,668,221

(1)	Reclassification of Goodwill to Equity investments in accordance with the adoption of MFRS C-7.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

z) New accounting pronouncements

i) Following is a discussion of the new accounting pronouncements issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or “CINIF”) that became effective on January 1, 2009 and that affected the Company’s accounting policies:

Mexican FRS B-7, Business Combinations

In December 2008, the CINIF issued Mexican FRS B-7, which became effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-7 replaces Mexican accounting Bulletin B-7, Business Combinations.

Both Mexican FRS B-7 and Mexican accounting Bulletin B-7 require the application of the purchase method for the recognition of business combinations. However, unlike Mexican accounting Bulletin B-7, this new standard requires that all of the costs incurred in a business combination be recognized in the operating results of the acquiring entity.

In certain cases, this standard allows transactions between entities under common control to be treated as business combinations, unlike Mexican accounting Bulletin B-7, which required such transactions, without exceptions, to be recorded at book value. Regarding business combinations carried out in stages, this standard also clarifies that the values recognized in the balance sheet of the buyer for its investment, net of any depreciation, amortization or impairment adjustments, are to be considered as part of the consideration paid (and not at their fair value), when determining goodwill at the time control is acquired over the investee.

The adoption of this standard did not have a material effect on the Company’s financial statements and results of operations as of and for the year ended December 31, 2009.

Mexican FRS B-8, Consolidated and Combined Financial Statements

In November 2008, the CINIF issued Mexican FRS B-8, which is effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-8 replaces Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Mexican FRS B-8 establishes the overall guidelines for preparing and presenting consolidated or combined financial statements, and transfers the guidance related to accounting for long-term equity investments to Mexican FRS C-7.

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

This standard includes guidelines for the accounting treatment of special purpose entities and, upon adoption, abolishes the supplementary application of International Financial Reporting Standards SIC 12, Consolidation – Special Purpose Entities (SPEs). Mexican FRS B-8 establishes that special purpose entities over which the Company exercises control must be consolidated.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Mexican FRS B-8 adds to Mexican FRS B-15 the specific requirement that the goodwill be “pushed-down” to the subsidiaries and recorded in the subsidiaries’ functional currency and translated into the parent’s reporting currency at year-end exchange rates.

The adoption of this standard did not have material effect on the Company’s financial statements and results of operations as of and for the year ended December 31, 2009, except as described in Note 2(m) and 5.

Mexican FRS C-7, Investments in Affiliates and Other Permanent Investments

In November 2008, the CINIF issued Mexican FRS C-7, which became effective for fiscal years beginning on or after January 1, 2009. The purpose of this standard is to establish guidelines for the accounting recognition of investments in affiliated companies, as well as for the recognition of any other permanent investments through which the reporting entity does not have control, joint control or exercise significant influence.

Unlike Mexican accounting Bulletin B-8, this standard establishes that there is significant influence when an entity holds 10% or more of the voting shares in an entity that is listed on a stock exchange, or when it holds 25% or more of the voting shares in an entity not listed on a stock exchange. Mexican FRS C-7 also provides the guidelines for determining the existence of significant influence in the case of an SPE.

In identifying the existence of significant influence, both Mexican FRS B-8 and this standard requires consideration of any potential voting rights held by the entity that might be exercised or converted, regardless of management’s actual intention and financial capacity to exercise such rights.

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

The adoption of this standard did not have material effects on the Company’s financial statements and results of operations as of and for the year ended December 31, 2009.

Mexican FRS C-8, Intangible Assets

Mexican FRS C-8 replaced Mexican accounting Bulletin C-8, Intangible Assets, and became effective for fiscal years beginning on or after January 1, 2009.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Unlike Mexican accounting Bulletin C-8, this standard establishes that separability is not the only condition necessary to determine that an intangible asset is identifiable. Mexican FRS C-8 also provides additional guidance on the accounting recognition of intangible assets acquired through exchange transactions.

Finally, Mexican FRS C-8 establishes the accounting treatment for disposals of intangible assets resulting from sale, abandonment or exchange. The adoption of this standard did not have a material impact on the Company’s financial statements as of December 31, 2009.

ii) The most significant new accounting pronouncements that will become effective on January 1, 2011, and that could affect the Company’s accounting policies, are as follows:

Mexican FRS B-5, Financial Information by Segment

In November 2009, the CINIF issued Mexican FRS B-5, which is effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-5 will replace Mexican accounting Bulletin B-5.

Mexican FRS B-5 establishes the criteria for identifying the segments to be reported by an entity, as well as the standards for disclosing the financial information of such segments. The standard also contains the requirements applicable to the disclosure of certain information related to the entity as a whole.

The principal changes compared to Mexican accounting Bulletin B-5 are as follows:

•

Information to be disclosed – Mexican FRS B-5 is management-focused, since the segment information disclosures it requires refer to the information used by the entity’s most-senior business decision makers. Mexican FRS B-5 also requires the disclosure of information related to an entity’s products, geographic zones, customers and suppliers.

•	Business risks – In identifying operating segments, this standard does not require the different areas of the business to be subject to different risks.

•	Segments in the pre-operating stage – Under Mexican FRS B-5, the different areas of a business in its pre-operating stage can be classified as operating segments.

•	Disclosure of financial results – This standard requires disclosure of interest income and expense, as well as the other comprehensive financing items.

•

Disclosure of liabilities – Mexican FRS B-5 requires disclosure of the liabilities included in the regular information for the operating segment that is habitually used by the entity’s most-senior business decision makers.

The Company expects that this standard will not have a material impact on its determination of segments and related disclosures.

Mexican FRS B-9, Interim Financial Information

In November 2009, the CINIF issued Mexican FRS B-9, which is effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-9 replaces Mexican accounting Bulletin B-9, Interim Financial Information.

Mexican FRS B-9 establishes that interim financial information must contain, as a minimum for each interim period, the following comparative financial statements:

•	Condensed statement of financial position;

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

•	Condensed income statement or statement of activities, as applicable;

•	Condensed statement of changes in shareholders’ equity;

•	Condensed statement of cash flows;

•	Notes to financial statements with select disclosures.

Mexican FRS C-9 requires the interim financial information at the end of a period to be compared to the information at the closing of the immediately prior equivalent period (except for the statement of financial position), which makes it necessary to also include a comparison with the statement at the immediately prior annual closing date.

The Company expects that this standard will not have a material impact on its financial position and results of operations.

3.	Accounts Receivable

a) An analysis of accounts receivable at December 31, 2009 and 2008 is as follows:

	2009		2008
Customers	P.	20,565,851	P.	18,663,948
Link-up services		570,443		672,019
Recoverable taxes		1,847,697		1,764,660
Derivative financial instruments (Note 10)		—		1,025,013
Sundry debtors		2,886,905		2,868,303

		25,870,896		24,993,943
Less:
Allowance for doubtful accounts		5,408,091		4,703,622

Net	P.	20,462,805	P.	20,290,321

b) An analysis of activity in the allowance for doubtful accounts during the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007
Beginning balance at January 1	P.	4,703,622	P.	4,520,257	P.	4,661,878
Effect of acquired companies		—		26,048		63,754
Increase charged to expenses		3,676,161		2,702,855		2,684,271
Translation and monetary effects		1,474,843		(320,704)		(315,900)
Applications to the allowance		(4,446,535)		(2,224,834)		(2,573,746)

Ending balance at December 31	P.	5,408,091	P.	4,703,622	P.	4,520,257

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

4.	Related Parties

The companies mentioned in this note are considered to be related parties, since the Company’s main stockholders are also either direct or indirect stockholders in such companies.

a) An analysis of balances due from/to related parties at December 31, 2009 and 2008 is as follows:

	2009		2008
Due from:
Affiliates:
América Móvil, S.A.B. de C.V. (América Móvil)	P.	1,442,522	P.	992,805
Net Serviços de Comunicação S.A. (Net)		2,240,507		1,216,397
Teléfonos de México, S.A.B. de C.V. (Telmex)		176,922		145,708
AT&T Corp (AT&T)		83,413		39,909
Grupo Carso, S.A. de C.V. (Grupo Carso)		56,568		70,261
Other		187		179

	P.	4,000,119	P.	2,465,259

	2009		2008
Due to:
Affiliates:
América Móvil	P.	1,946,130	P.	1,233,931
Net		869,403		644,458
Telmex		262,330		173,833
AT&T		14,294		5,157
Grupo Carso		227,795		169,221
Other		118		741

	P.	3,320,070	P.	2,227,341

At December 31, 2009 and 2008, Accounts Receivable in Note 3 includes P. 2,100,846 and P. 961,951, respectively, with América Móvil related to co-billing.

b) For the years ended December 31, 2009, 2008 and 2007, the most significant transactions with related parties were:

	2009		2008		2007
Investment and expenses:
Purchase of materials, inventories and fixed assets (1)	P.	1,080,644	P.	927,241	P.	259,790
Billing and services (2)		1,397,101		1,823,494		705,478
Interconnection expenses (3)		11,593,590		8,000,012		5,531,302

	P.	14,071,335	P.	10,750,747	P.	6,496,570

Revenues:
Sale of long distance services and other telecommunications services (4)	P.	6,139,939	P.	3,501,475	P.	2,355,277
Printing and distribution of white pages directories (5)		794,861		830,828		1,658,084
Sale of materials and other services (6)		259,222		590,932		669,324

	P.	7,194,022	P.	4,923,235	P.	4,682,685

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

(1)	For all three years, these transactions are comprised solely of network construction services and purchase of materials from subsidiaries of Grupo Carso and América Móvil, which are entities under common control with Carso Global Telecom, the company that controls Telmex Internacional, S.A.B. de C.V.

(2)	In 2009, Telmex Internacional, through its subsidiaries, paid P. 997,231 (P. 1,479,216 in 2008 and P. 494,948 in 2007) to Telmex for services related to the Yellow Pages business, which include billing and collections and other administrative services, as well as an arrangement whereby the Company has access to Telmex’s customer database for agreed fees.

In 2009 and 2008, the Company reimbursed Telmex US$ 24.6 million (P. 334,188) and US $ 22.5 million (P. 243,997), respectively, of the amount Telmex paid Carso Global Telecom for consulting and administrative services.

No amounts were paid in 2009 and 2008 (P. 73,489 in 2007) for financial services from subsidiaries of Grupo Financiero Inbursa, S.A.B. de C.V.

(3)	Interconnection expenses include outgoing calls from fixed-line telephones to cellular telephones paid to subsidiaries of América Móvil. This includes P. 8,659,012 (P. 6,041,135 in 2008 and P. 4,949,030 in 2007) paid by Embratel for cellular interconnection to subsidiaries of América Móvil that operate under the trade name “Claro” in Brazil.

(4)	Revenues from billings of long-distance services and other telecommunications services in 2009 include P. 3,308,185 (P. 1,854,633 in 2008 and P. 1,399,077 in 2007) from América Móvil’s subsidiaries, P. 2,271,994 (P. 1,249,948 in 2008 and P. 588,542 in 2007) from Net and P. 196,462 (P. 141,467 in 2008 and P. 158,430 in 2007) from subsidiaries of AT&T.

(5)	Service related to the printing and distribution of Telmex’s white pages directories.

(6)	In 2009 and 2008, these transactions are comprised solely of the call center services rendered to América Móvil and Net. In 2007, the transactions include P. 597,066 from the sale of construction materials to subsidiaries of América Móvil.

c) In December 2009, Embratel signed an agreement for sale of capacity for P. 6,372 million (US$ 487.9 million), through which it grants, a right to use its IP Backbone infrastructure. In addition, Embratel signed an agreement to obtain the right to use the network of local access transmission capacity from Net through its network for P.6,551 million (US$ 501.7 million). Both agreements are indefeasible rights of use (IRU) for 5 years with an option to renew them for an additional 5 years.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

d) During 2009, the Company paid P. 52,046(P. 53,275 in 2008) in direct short-term benefits to its key managers and top executives.

5.	Investments

a) Equity investments

An analysis of the equity investments in affiliated companies at December 31, 2009 and 2008, and a brief description of each, is as follows:

	2009		2008
Equity investments in:
Net Serviços de Comunicação S.A. (Net)	P.	16,567,698	P.	11,156,688
Other		198,866		37,051

Total	P.	16,766,564	P.	11,193,739

Net

The aggregate value of the Company’s investment in Net at December 31, 2009 and 2008, based on the quoted market value of Net’s shares and the number of shares held, is P. 19,246,342 and P. 14,078,035, respectively.

In February 2009, the Company paid P. 156,401 to directly and indirectly acquire additional shares in Net, to prevent the dilution of its equity interest in this affiliate resulting from the subscription of shares to other stockholders. As a result, the Company recorded goodwill in the amount of P. 156,401. Embratel’s equity interest in Net is 35.3% as of December 31, 2009 and 2008.

In February 2008, Company paid P. 147,840 to directly and indirectly acquire additional shares in Net, to prevent the dilution of its equity interest in this affiliate resulting from the subscription of shares to other stockholders.

In November 2008, Company acquired 795 thousand preferred shares in Net, for which it paid P. 52,760, thus increasing its equity interest in Net to 35.3%. As a result of the 2008 acquisitions, the Company recorded goodwill in the amount of P. 162,983.

In February 2007, Company paid P. 184,094 to directly and indirectly acquire additional shares in Net, to prevent dilution of its equity interest in this affiliate resulting from the subscription of shares to other stockholders. As a result of 2007 acquisitions, the Company recorded goodwill in the amount of P. 184,094.

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

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Under current Brazilian law governing cable operators, Embratel is not permitted to control Net because it is itself controlled by a foreign entity. Globo Comunicação e Participações S.A. (Globo) owns a majority of the voting interests in GB Emprendimientos e Partipações, S.A., which in turn still holds the majority of the voting shares of Net. If Brazilian law changes to allow Embratel to control Net, Embratel will have the right to purchase an additional interest in GB to gain control of 51% of the voting shares of Net, and Globo shall have the right to cause Embratel to purchase such interest.

The difference between the carrying value and the Company’s share of the net assets of Net corresponds to goodwill of P. 7,247,318 in 2009 and P. 5,479,100 in 2008.

b) Goodwill

Changes in the carrying amount of goodwill during the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009		2008		2007
Balance at beginning of year	P.	11,006,692	P.	10,668,221	P.	3,951,987
Acquisitions		—		333,413		6,693,405
Purchase accounting adjustments		4,418		(5,058)		22,829
Translation effects		3,388,371		—		—

Balance at end of year	P.	14,399,481	P.	11,006,692	P.	10,668,221

c) Investments in subsidiaries

As part of its strategy for expanding its business in Latin America, the Company made the investments during 2009, 2008 and 2007 shown in paragraphs d), e) and f) below. The Company pays a premium over the fair value of the net assets acquired for a variety of reasons, including the opportunity to take advantage of synergies, increase cost savings, and integrate and expand services and coverage in Latin America.

d) Investments in 2009

Contenido Cultural

In February 2009, the Company paid P. 77,050 (US$ 5.9 million) to Pedregales del Sur, S.A. de C.V. e Inmobiliaria Carso, S.A. de C.V. (related parties) to acquire 100% of the shares of Contenido Cultural y Educativo, S.A. de C.V., an entity that sells print advertising. As a result of this acquisition the Company recorded an amount of P. 26,943 as contribution to stockholders.

EIDON Software

In April 2009, Telmex Internacional paid P. 247,860 (US$ 18.9 million) to Impulsora para el Desarrollo y el Empleo en America Latina, S.A.B. de C.V. (related party) to acquire 51% of the shares of Eidon Software, S.A. de C.V., a software services provider. As a result of this acquisition the Company recorded an amount of P. 91,434 as contribution to stockholders.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

SAUSA

In December 2009, the Company acquired the remaining 20% non-controlling interest of Sección Amarilla USA, LLC for P. 106,250 (US$ 8.1 million).

e) Investments in 2008

New Dinamic

In September 2008, the Company acquired all of the assets and assumed a portion of the liabilities of Teledinámica, S.A., Organización Dinámica, S.A. and Telebarranquilla, S.A. (cable television and internet providers in Barranquilla) for P. 351,548 (US$ 30.9 million). These companies operate as New Dinamic Company S.A.

The following analysis shows the allocation of the acquisition cost over the final fair values of the net assets acquired.

	New Dinamic October 2008
Current assets	P.	14,723
Plant, property and equipment, net		68,661
Licenses and trademarks		3,015
Less:
Current liabilities		68,264

Fair value of net assets acquired		18,135
% of equity acquired		100%

Total fair value of net assets acquired		18,135
Acquisition cost		351,548

Goodwill	P.	333,413

Pro forma financial data (unaudited)

The following unaudited pro forma consolidated financial data for 2008 and 2007 are based on the Company’s historical financial statements, adjusted to give effect to (i) the acquisition mentioned in the preceding paragraphs and to (ii) certain accounting adjustments related to the net assets of the acquired companies.

The unaudited pro forma adjustments assume that the acquisition was made at the beginning of 2007 and is determined based upon available information and other assumptions that management believes are reasonable.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

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

f) Investments in 2007

During 2007, the Company acquired several subsidiaries. The allocation of the acquisition cost over fair values of the net assets acquired at the acquisition date is as follows:

	Values at acquisition date
	TV Cable S.A. (1) March 2007		Cable Pacifico (1) March 2007		Boga March 2007		Ecutel March 2007		Telmex TV (formerly ZAPTV) August 2007		Ertach October 2007		Virtecom May 2007		Cable TV Companies (2) October 2007		Total
Current assets	P.	422,641	P.	28,943	P.	37,473	P.	19,305	P.	47,052	P.	75,321	P.	—	P.	502,841
Plant, property and equipment, net		780,806		232,109		32,535		53,379		77,456		112,736		6,867		77,810
Licenses and trademarks		474,545		89,441		5,380		917		76,998		1,242		—		—
Less:		—		—		—		—		—		—		—		—
Current liabilities		1,173,450		273,726		84,183		32,410		235,710		100,066		—		24,274
Long-term liabilities		—		3,144		—		—		—		—		—		—

Fair value of net assets acquired		504,542		73,623		(8,795)		41,191		(34,204)		89,233		6,867		556,377
% of equity acquired		100.0%		100.0%		100.0%		100.0%		100.0%		100.0%		100.0%		100.0%

Total fair value of net assets acquired		504,542		73,623		(8,795)		41,191		(34,204)		89,233		6,867		556,377	P.	1,228,834
Acquisition cost		1,404,060		1,298,710		284,577		270,708		57,401		297,676		21,732		4,287,375		7,922,239

Goodwill	P.	899,518	P.	1,225,087	P.	293,372	P.	229,517	P.	91,605	P.	208,443	P.	14,865	P.	3,730,998	P.	6,693,405

(1)	In November 2007, TV Cable was merged into Cable Pacífico, and the surviving company changed its name to Telmex Hogar, S.A.

(2)	Network and Operation, Cable Caribe, Megacanales and The Now Operation

Embrapar

During 2007, Telmex Internacional made additional acquisitions of non-controlling interests in Embrapar totaling P. 378,934 (US$ 34.4 million), thereby increasing its ownership from 97% to 98% of all of Embrapar’s ordinary shares, issued and outstanding. The aggregate carrying value of such acquisitions was P. 388,348, and the difference between the carrying value and the price paid was credited to stockholders’ equity.

TV Cable y Cable Pacífico

On March 13, 2007 and March 16, 2007, Telmex Internacional acquired 100% of the shares of TV Cable and Cable Pacífico for P. 1,404,060 (US$ 122.9 million) and P.1,298,710 (US$ 113 million), respectively. In November 2007, TV Cable was merged into Cable Pacífico, which then changed its name to Telmex Hogar, S.A. (Telmex Hogar), now Telmex Colombia, S.A. as of September 21, 2009.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

TV Cable provides cable television, internet and IP voice services in Bogota and Cali, Colombia. Cable Pacífico operates in several states in Colombia, and has its main operation in Medellin.

Boga

On March 9, 2007, Telmex Internacional paid P. 284,577 (US$ 25.0 million) to acquire 100% of the shares of Boga Comunicaciones, S.A., a cable television operator in Lima and Chiclayo in Peru.

Virtecom

On May 16, 2007, Boga Comunicaciones, S.A. acquired all the assets of Virtecom, S.A.C. and Virtecom Technology, S.R.L., which are cable television operators in Peru. The transfer of ownership of the assets included all the parts and accessories comprising the operations. The purchase price was P. 21,732 (US$ 2.0 million).

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

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

6.	Plant, Property and Equipment

a) A summary of this caption at December 31, 2009 and 2008 is as follows:

	2009		2008
Telephone plant and equipment	P.	158,008,226	P.	114,425,608
Computer equipment and other assets		34,021,840		23,498,881
Land and buildings		19,432,912		15,138,826
Construction in progress and advances		6,178,125		5,964,329

		217,641,103		159,027,644
Less:
Accumulated depreciation		137,517,337		100,548,419

Total	P.	80,123,766	P.	58,479,225

Construction in progress is comprised mainly of investments being made by Embratel and Star One.

In December 2009, Star One signed a contract denominated in U.S. dollars with a manufacturer for the construction and delivery in orbit of the satellite Star One C-3. The project cost is estimated to amount to approximately P. 3,526,000 (US$ 270 million).

b) Depreciation of telephone plant and equipment has been calculated at annual rates based on useful lives ranging from 5 to 30 years. The rest of the Company’s assets are depreciated at rates based on useful lives ranging from 3 to 30 years. Depreciation expense charged to results of operations for the years ended December 31, 2009, 2008 and 2007 was P. 10,064,156, P. 7,695,564 and P. 6,436,751, respectively.

c) Plant, property and equipment, includes the following assets which are held under capital leases:

	2009		2008
Assets under capital leases	P.	893,164	P.	794,920
Less: Accumulated depreciation		501,023		225,280

Net	P.	392,141	P.	569,640

d) At December 31, 2009, Embratel has pledged property and other equipment with a carrying amount of P. 2,749,677 (P. 2,746,369 in 2008) in connection with certain legal proceedings. Also, at December 31, 2008, Star One had two fleet satellites pledged in guarantee to the Brazilian Federal Tax Agency (SRF) as a result of a review regarding the subsidiary’s income tax (IRPJ) and social contributions (CSLL), with a carrying amount of P. 2,505,182.

7.	Licenses, Trademarks and Prepaid Indefeasible Rights of Use

a) An analysis of licenses, trademarks and prepaid indefeasible rights of use at December 31, 2009 and 2008 is as follows:

	2009		2008
Licenses and prepaid indefeasible rights of use, net	P.	12,740,656	P.	4,336,372
Trademarks, net		1,815,916		1,734,910

Total	P.	14,556,572	P.	6,071,282

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Amortization expense associated with licenses, trademarks and prepaid rights of use is expected to be approximately P. 2,700,000 in each of the next five years.

b) Licenses and prepaid indefeasible rights of use

Telmex Internacional has software licenses, licenses for use of point-to-point and point-to-multipoint links and the indefeasible right to use transmission capacity and databases.

An analysis of these investments in 2009 is as follows:

	Balance at January 1, 2009		Acquisitions and amortization of the year		Translation effect		Balance at December 31, 2009
Investment	P.	14,249,563	P.	8,781,014	P.	3,526,623	P.	26,557,200
Accumulated amortization		(9,913,191)		(1,178,178)		(2,725,175)		(13,816,544)

Net	P.	4,336,372	P.	7,602,836	P.	801,448	P.	12,740,656

In 2009, the investment corresponds primarily to the acquisition of the indefeasible right to use transmission capacity and point-to-point links.

An analysis of these investments in 2008 is as follows:

	Balance at January 1, 2008		Effect of acquired companies		Acquisitions and amortization of the year		Translation effect		Balance at December 31, 2008
Investment	P.	13,270,780	P.	3,015	P.	1,510,908	P.	(535,140)	P.	14,249,563
Accumulated amortization		(9,404,963)		—		(1,031,505)		523,277		(9,913,191)

Net	P.	3,865,817	P.	3,015	P.	479,403	P.	(11,863)	P.	4,336,372

In 2008, the investment corresponds primarily to the acquisition of point-to-point links, the right to use databases and the acquisition of software licenses.

An analysis of these investments in 2007 is as follows:

	Balance at January 1, 2007		Effect of acquired companies		Acquisitions and amortization of the year		Translation effect		Balance at December 31, 2007
Investment	P.	12,346,197	P.	226,236	P.	615,050	P.	83,297	P.	13,270,780
Accumulated amortization		(8,223,108)		—		(1,115,693)		(66,162)		(9,404,963)

Net	P.	4,123,089	P.	226,236	P.	(500,643)	P.	17,135	P.	3,865,817

In 2007, the investment corresponds primarily to the acquisition of rights-of-way and software licenses.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

c) Trademarks

At December 31, 2009, the Company has recorded amounts for the trademarks of certain acquired foreign companies, which were recognized at their fair value at the date of acquisition.

An analysis of these investments in 2009 is as follows:

	Balance at January 1, 2009		Acquisitions and amortization of the year		Translation Effect		Balance at December 31, 2009
Investment	P.	2,480,796	P.	1,679	P.	560,944	P.	3,043,419
Accumulated amortization		(745,886)		(283,954)		(197,663)		(1,227,503)

Net	P.	1,734,910	P.	(282,275)	P.	363,281	P.	1,815,916

An analysis of these investments in 2008 is as follows:

	Balance at January 1, 2008		Purchase accounting adjustments		Acquisitions and amortization of the year		Translation Effect		Balance at December 31, 2008
Investment	P.	2,327,305	P.	193,326	P.	—	P.	(39,835)	P.	2,480,796
Accumulated amortization		(471,788)		—		(240,536)		(33,562)		(745,886)

Net	P.	1,855,517	P.	193,326	P.	(240,536)	P.	(73,397)	P.	1,734,910

An analysis of the changes in 2007 is as follows:

	Balance at January 1, 2007		Effect of acquired companies		Purchase accounting adjustments		Acquisitions and amortization of the year		Translation effect		Balance at December 31, 2007
Investment	P.	1,772,413	P.	422,287	P.	75,902	P.	—	P.	56,703	P.	2,327,305
Accumulated amortization		(250,769)		—		—		(218,361)		(2,658)		(471,788)

Net	P.	1,521,644	P.	422,287	P.	75,902	P.	(218,361)	P.	54,045	P.	1,855,517

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

8. Debt

a) An analysis of the Company’s debt is as follows:

	Weighted-average interest rate at December 31,			Maturities from	Balance at December 31,
	2009		2008	2010 through	2009		2008
U.S. dollar denominated debt:
Banks	2.	6%	3.4%	2014	P.	12,209,057	P.	13,053,784
Suppliers’ credit lines	4.	3%	5.8%	2014		351,186		397,492
Capital leases	7.	0%	6.7%	2011		53,378		71,592

Total U.S. dollar denominated debt:						12,613,621		13,522,868

Debt denominated in Brazilian reals:
Banks	9.	4%	17.0%	2019		2,800,105		4,924,091

Total Brazilian real denominated debt						2,800,105		4,924,091
Mexican peso denominated debt:
Banks (domestic senior notes):	5.	9%	10.1%	2014		15,000,000		5,500,000
Banks:	5.	8%	—	2010		1,400,000		—

Total Mexican peso denominated						16,400,000		5,500,000

Debt denominated in other foreign currencies:
Banks	4.	9%	11.7%	2018		1,645,089		1,140,906
Capital leases	8.	4%	15.3%	2019		518,885		534,403

Total debt denominated in other foreign currencies						2,163,974		1,675,309

Total debt						33,977,700		25,622,268

Less: Short-term debt and current portion of long-term debt						12,667,266		14,727,645

Long-term debt					P.	21,310,434	P.	10,894,623

The amount of the Company’s consolidated debt is within the cap set by the Board of Directors.

The rates shown in the table above are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican taxes withheld.

The Company’s short-term debt and the current portion of long-term debt is P. 12,667,266 at December 31, 2009 and P. 14,727,645 at December 31, 2008.

The weighted average cost of borrowed funds at December 31, 2009 and 2008 (including interest, fees, commissions and taxes withheld) was approximately 5.1% and 8.3%, respectively.

b) Domestic senior notes

On November 27, 2008, the National Banking and Securities Commission of Mexico (CNBV) authorized the Company to open a revolving dual domestic senior note program (Certificados Bursátiles). The amount authorized under the program is P. 10,000,000 or its equivalent in monetary investment units (UDIs) on the date of issuance. This program is revolving, though the sum of outstanding issuances on a given date may not exceed the authorized amount.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

On September 4, 2009 the Company issued its first series of the year of peso-denominated senior notes (Certificados Bursátiles) authorized by CNBV, in an aggregate principal amount of P. 5,000,000 which will mature in August 2012. The interest rate of this issue is TIIE (Tasa de Interés Interbancaria de Equilibrio) for 28 days plus 135 base points. Interest is paid every 28 days.

On December 4, 2009, the Company issued a second series of the year 2009, of peso-denominated senior notes (Certificados Bursátiles) authorized by CNBV, in an aggregate principal amount of P. 5,000,000 which will mature in November 2014. The interest rate of this issue is TIIE (Tasa de Interés Interbancaria de Equilibrio) for 28 days plus 150 base points. Interest is paid every 28 days.

On November 27, 2009, CNBV authorized the increase of the original amount of the senior notes up to P. 20,000,000, or its equivalent in UDI’s (Unidades de Inversión). On December 11, 2009, the Company issued peso-denominated short-term senior notes (Certificados Bursátiles) in an aggregate principal amount of P. 5,000,000 which matured in January 2010. The interest rate of this issue is 5.07% for 40 days.

The maximum term for issuing domestic senior notes under the program is five years as of the authorization date.

Maturities of each long-term issuance shall be between one and forty years. Maturities of short-term senior notes shall not exceed 365 days.

At December 31, 2009, the Company has outstanding the following domestic senior notes:

Amount		Issuance date	Maturity date	Term (days)	Interest rate
P.	5,000,000	Sep-4-09	Aug-30-12	3 years	TIIE+135 bps
	5,000,000	Dec-4-09	Nov-27-14	5 years	TIIE+150 bps
	5,000,000	Dec-11-09	Jan-20-10	40 days	5.07%

P.	15,000,000

c) Restrictions

A portion of Embratel’s debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2009, the subsidiary has complied with all these restrictions.

A portion of Embratel’s debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the subsidiary.

The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as the Company or Carso Global Telecom (Telmex Internacional’s controlling stockholder) or its controlling current stockholders continue to control the majority of Embratel’s voting shares.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

d) Lines of credit

At December 31, 2009, Embratel had unused lines of credit of P. 248,000 (US$ 19 million) available with a 4.5% annual interest.

e) Foreign currency denominated debt

An analysis of the foreign currency denominated debt at December 31, 2009, is as follows:

Currency	Foreign currency (in thousands)	Exchange rate at December 31, 2009 (in units)		Equivalent in Mexican pesos
U.S. dollar	965,917	P.	13.0587	P.	12,613,621
Brazilian real	373,356	7.	4998		2,800,105
Other currency					2,163,974

Total				P.	17,577,700

f) Long-term debt

Maturities of long-term debt at December 31, 2009 are as follows:

Year	Total
2011	P.	5,174,517
2012		8,204,035
2013		1,906,033
2014		5,772,506
2015		145,837
2016 and thereafter		107,506

Total	P.	21,310,434

g) Credit agreements

Most of the Company’s credit agreements include cross-default provisions and cross-acceleration provisions that would permit the holders of such indebtedness to declare the indebtedness to be in default and to accelerate the maturity thereof if a significant portion of the principal amount of the Company’s debt is in default or accelerated. The terms of these agreements restrict the ability of the Company’s subsidiaries to grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers or consolidations. Under a number of these agreements, the Company is required to maintain certain specified financial ratios. At December 31, 2009, the Company has complied with all these financial ratios.

h) Subsequent event - Embratel

In January 2010, Embratel paid at maturity of P. 1,312 million (US$ 100.5 million) aggregate principal amount of a one-year bank loan.

In January 2010, Embratel signed a loan agreement with Banco Safra (BNDES - FINAME) for P.71,300 (R$ 9.5 million) for a period of 5 years with an annual interest fixed rate equal to 4.5%.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

9.	Capital Leases

a) At December 31, 2009 and 2008, the Company has capital leases for machinery and equipment.

b) Minimum lease payment obligations of future years under the leases at December 31, 2009 are as follows:

	2009
2010	P.	156,943
2011		163,530
2012		119,562
2013		116,497
2014		67,065
2015 and thereafter		146,471

Total		770,068
Less: unaccrued interest		197,805

Present value of minimum payments		572,263
Less: Short-term portion of capital lease obligations		105,796

Long-term capital lease obligations	P.	466,467

10.	Derivative Financial Instruments

Embratel uses derivative financial instruments (cross-currency interest rate swaps) to protect itself from the financial effects of Brazilian real/U.S. dollar exchange rate and interest rate fluctuations in connection with its U.S. dollar denominated loans. For the years ended December 31, 2009, 2008 and 2007, Embratel recognized a loss (gain) of P. 1,670,060, P. (2,576,776), and P. 2,828,752, respectively, in results of operations in exchange (gain) loss, net for changes in the fair value of such instruments.

At December 31, 2009 and 2008, the financial instruments contracted by the Company are as follows:

2009 Financial instrument	Notional amount		Fair value
Cross-Currency swaps	US$	528,083	P.	(1,094,223)

2008 Financial instrument	Notional amount		Fair value
Cross-Currency swaps	US$	216,871	P.	1,025,013

The Company’s financial derivative instruments are acquired in the over-the-counter markets. The Company and its subsidiaries have entered into agreements only with well-known and financially strong financial institutions and counterparties. As a result, Telmex Internacional is able to balance its risk positions with its counterparties. The Company’s counterparties are local banks in the countries in which Telmex Internacional operates and have at least credit ratings of “A” on the Fitch scale, “A2” on the Moody’s scale, and “A” on the Standard & Poor’s scale.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The Company and its subsidiaries have no contractual obligations for derivative financial instruments for which they must provide pledges to guarantee margin calls.

11.	Deferred Credits

At December 31, 2009 and 2008, deferred credits consist of the following:

	2009		2008
Advance billings	P.	2,497,110	P.	3,412,003
Advances from services (IRU)		6,265,892		—
Advances from subscribers and others		722,922		597,736

Total		9,485,924		4,009,739

Less: Short-term deferred credits		4,494,451		4,009,739

Long-term deferred credits	P.	4,991,473	P.	—

12.	Accounts payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities at December 31, 2009 and 2008 is as follows:

	2009		2008
Suppliers	P.	11,519,806	P.	11,312,769
Accruals for contingencies		1,979,784		1,969,999
Derivative financial instruments (Note 10)		1,094,223		—
Sundry creditors		125,436		74,596
Link-up services		418,032		437,036
Accrued interest		274,412		236,628
Other		554,980		151,691

	P.	15,966,673	P.	14,182,719

Changes in the Company’s principal accruals for contingencies during the years ended December 31, 2009, 2008 and 2007 were as follows:

	2009		2008		2007
Balance at beginning of year	P.	1,969,999	P.	5,399,516	P.	8,386,396
Increase through charge to expenses		814,278		354,137		350,832
Payments		(1,390,565)		(3,466,215)		(2,941,183)
Translation effects		586,072		(317,439)		(396,529)

Balance at end of year	P.	1,979,784	P.	1,969,999	P.	5,399,516

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

13.	Foreign Currency Position and Transactions

At December 31, 2009 and 2008, the Company had the following foreign currency denominated assets and liabilities:

	Foreign currency (in millions)
	2009	Exchange rate at December 31, 2009		2008	Exchange rate at December 31, 2008
Assets:
U.S. dollars	194	P.	13.06	234	P.	13.54
Argentinean peso	171		3.44	247		3.92
Brazilian real	4,289		7.50	4,107		5.79
Chilean peso	45,282		0.03	60,172		0.02
Colombian peso	287,209		0.01	144,363		0.01
Peruvian sol	189		4.52	350		4.31
Liabilities:
U.S. dollars	1,165	P.	13.06	1,312	P.	13.54
Argentinean peso	172		3.44	182		3.92
Brazilian real	3,687		7.50	2,516		5.79
Chilean peso	64,797		0.03	51,031		0.02
Colombian peso	469,644		0.01	355,663		0.01
Peruvian sol	148		4.52	99		4.31

At March 23, 2010, the exchange rates are as follows:

Currency	Exchange rate
U.S. dollars	P.	12.58
Argentinean peso		3.26
Brazilian real		6.98
Chilean peso		0.02
Colombian peso		0.01
Peruvian sol		4.43
Euro		17.02

14.	Employee Benefits

a) Short-term

An analysis of short-term employee benefits at December 31, 2009 and 2008 is as follows:

	2009		2008
Vacation accrual	P.	665,930	P.	544,011
Sundry contractual benefits		668,776		492,811
Other employee benefits		187,599		187,006

Total	P.	1,522,305	P.	1,223,828

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

b) Long-term

Brazil

Embratel has established a defined-benefit pension plan (DBP) and a defined-contribution plan (DCP) that covers substantially all of its employees, as well as a medical assistance plan (MAP) for its DBP participants. Liabilities (assets) recorded at December 31, 2009 and 2008 for such plans are as follows:

	2009		2008
Defined-benefit pension plan (DBP)	P.	(531,903)	P.	(169,498)
Medical assistance plan (MAP)		2,871,369		1,973,695
Defined-contribution plan (DCP)		435,173		477,763

Total	P.	2,774,639	P.	2,281,960

DBP is determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement. The Company has established funds for these labor obligations through Fundação Embratel de Seguridade Social - Telos, an independent entity that manages these types of funds.

Unrecognized gains and losses are being amortized over a period of 14 years, the estimated average remaining working lifetime of the Company’s employees.

Defined-benefit and medical assistance plans

An analysis of net period cost of Embratel’s benefit plans for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009				2008				2007
	DBP		MAP		DBP		MAP		DBP		MAP
Labor cost	P.	195	P.	135	P.	382	P.	52	P.	368	P.	49
Financial cost of benefit obligation		1,016,279		322,635		701,779		243,232		749,691		256,807
Expected return on plan assets		(1,235,739)		(11,475)		(876,485)		(16,614)		(849,446)		(26,121)
Amortization of (gains) losses		(92,893)		4,905		(43,494)		7,207		(9,447)		10,828

Net period (benefit) cost	P.	(312,158)	P.	316,200	P.	(217,818)	P.	233,877	P.	(108,834)	P.	241,563

A summary of the defined-benefit plan and medical assistance plan obligation at December 31, 2009 and 2008 is as follows:

	2009				2008
	DBP		MAP		DBP		MAP
Present value of labor obligations:
Vested benefit obligation	P.	9,385,959	P.	3,173,777	P.	7,598,503	P.	2,365,848

Defined benefit obligation	P.	9,385,959	P.	3,173,777	P.	7,598,503	P.	2,365,848

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

An analysis of changes in defined-benefit plan and medical assistance plan obligations during the years ended December 31, 2009 and 2008 is as follows:

	2009				2008
	DBP		MAP		DBP		MAP
Defined benefit obligation at beginning of year	P.	7,598,503	P.	2,365,848	P.	7,204,148	P.	2,443,216
Labor cost		195		135		382		52
Financial cost on obligations		1,016,279		322,635		701,779		243,232
Actuarial (gain) loss		(579,422)		(73,858)		675,890		(96,535)
Payments from trust fund		(888,347)		(138,034)		(582,570)		(88,077)
Translation effects		2,238,751		697,051		(401,126)		(136,040)

Defined-benefit plan obligation and obligations under medical assistance plan at end of year	P.	9,385,959	P.	3,173,777	P.	7,598,503	P.	2,365,848

An analysis of changes in plan assets for the years ended December 31, 2009 and 2008 is as follows:

	2009				2008
	DBP		MAP		DBP		MAP
Fair value of plan assets at beginning of year	P.	9,172,387	P.	128,408	P.	8,921,064	P.	214,975
Expected return on plan assets		1,235,739		11,475		876,485		16,614
Actuarial gain (loss)		79,281		(31,694)		453,797		(3,163)
Payments from trust fund		(888,347)		(138,034)		(582,570)		(88,077)
Contributions to fund		442		37		337		29
Translation effects		2,702,465		37,833		(496,726)		(11,970)

Fair value of plan assets at end of year	P.	12,301,967	P.	8,025	P.	9,172,387	P.	128,408

At December 31, 2009, 89% (81% in 2008) of plan assets were invested in fixed-yield securities, 7% (14% in 2008) in variable-yield securities, and the remainder in other investments.

An analysis of the net projected liability for the pension plan and medical assistance plan for the years ended December 31, 2009 and 2008 is as follows:

	2009				2008
	DBP		MAP		DBP		MAP
(Overfunding) underfunding of obligation	P.	(2,916,008)	P.	3,165,752	P.	(1,573,884)	P.	2,237,440
Unamortized actuarial gain (loss)		2,384,105		(294,383)		1,404,386		(263,745)

Net projected (asset) liability	P.	(531,903)	P.	2,871,369	P.	(169,498)	P.	1,973,695

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The rates used in the actuarial calculations at December 31, 2009, 2008 and 2007 are as follows:

	2009 Nominal rates	2008 Nominal rates	2007 Real rates
	%	%	%
Discount of labor obligations:
Long-term average	11.3	10.8	6.0
Salary increase:
Long-term average	4.5	4.5	—
Return on plan assets	11.3	10.8	6.0
Annual inflation:
Long-term average	4.5	4.5	—

Based on the provisions of Mexican FRS D-3, as of January 1, 2008, the actual financial valuation rates were replaced with nominal rates. This change has no effect on the calculation of labor obligations, since these rates are consistent with the rates used in the actuarial valuation at December 31, 2007 (i.e., the long-term inflation rate, discount rate and salary increase rate are the same as those selected for 2007).

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

The unfunded liability represents Embratel’s obligation for those participants that migrated from the DBP to the DCP. Such liability is being amortized over a period of 20 years starting on January 1, 1999. Unpaid balances are adjusted monthly based on the return on the portfolio assets at that date, which is subject to a yearly increase based on the Brazilian general price index plus 6 percentage points per annum. At December 31, 2009, the balance of the DCP obligation amounted to P. 435,173 (P. 477,763 in 2008).

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

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The transition liability, prior service cost and unrecognized actuarial gains and losses are being amortized over 5 years, which is the average remaining service period of the covered employees. The most relevant information related to employee benefits is as follows:

Analysis of net period cost

	2009		2008		2007
Labor cost	P.	19,665	P.	20,053	P.	6,784
Financing cost on projected benefit obligation		58,000		55,098		22,146
Expected return on plan assets		(52,132)		(50,236)		(18,582)
Amortization of past services		1,391		1,429		1,049
Amortization of variances in actuarial assumptions		7,688		5,679		1,253

Net period cost	P.	34,612	P.	32,023	P.	12,650

Analysis of the defined benefit obligation

	2009		2008
Actuarial present value of labor obligation:
Vested benefit obligation	P.	292,512	P.	298,174
Unvested benefit obligation		403,510		344,257

Defined benefit obligation	P.	696,022	P.	642,431

Analysis of changes in the defined benefit obligation

	2009		2008
Defined benefit obligation at beginning of year	P.	642,431	P.	367,972
Labor cost		19,665		20,053
Financial cost on defined benefit obligation		58,000		55,098
Actuarial loss		2,187		14,287
Direct payments to employees		(26,261)		(21,801)
Transfers		—		206,822

Defined benefit obligation at end of year	P.	696,022	P.	642,431

Analysis of changes in plan assets

	2009		2008
Established fund at beginning of year	P.	540,362	P.	278,279
Expected return on plan assets		52,133		50,236
Actuarial loss		(23,864)		(4,451)
Contributions to trust fund		7,948		—
Transfers		—		216,298

Established fund at end of year	P.	576,579	P.	540,362

Analysis of the net projected liability

	2009		2008
Unfunded defined benefit obligation	P.	119,443	P.	102,069
Transition liability		(4,316)		(5,536)
Unamortized actuarial loss		(114,513)		(96,139)

Net pension and seniority premium liability	P.	614	P.	394

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The rates used in the actuarial calculations at December 31, 2009, 2008 and 2007 are as follows:

	2009 Nominal rates	2008 Nominal rates	2007 Real rates
	%	%	%
Discount of labor obligations:
Long-term average	9.2	9.2	5.51
Salary increase:
Long-term average	4.5	4.5	0.97
Return on plan assets	9.2	9.2	5.51

Dismissals

The most important information related to labor obligations for dismissals is as follows:

Analysis of net period cost

	2009		2008		2007
Labor cost	P.	299	P.	190	P.	178
Financing cost on projected benefit obligation		223		130		90
Actuarial loss		67		—		—
Amortization of past services		—		209		(72)

Net period cost	P.	589	P.	529	P.	196

Analysis of labor obligations for dismissals

	2009		2008
Defined benefit obligation	P.	3,340	P.	2,751

Net projected liability	P.	3,340	P.	2,751

A reconciliation of the recorded liability is as follows:

	2009		2008
Balance at beginning of year	P.	2,751	P.	2,222
Net period cost		589		529

Balance at end of year	P.	3,340	P.	2,751

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

15.	Stockholders’ Equity

a) The shares of Telmex Internacional were authorized and issued pursuant to the Telmex stockholders’ meeting held on December 21, 2007, in which the split-up was approved (see Note 1a). At December 31, 2009 and 2008, capital stock is represented by 18,015 million and 18,323 million common shares issued and outstanding, respectively, with no par value, representing the Company’s fixed capital. An analysis is as follows:

	2009		2008
8,115 million Series “AA” shares	P.	10,555,469	P.	10,555,469
394 million Series “A” shares (415 in 2008)		600,472		633,651
9,506 million Series “L” shares with limited voting rights (9,793 in 2008)		5,821,701		5,983,690

Total	P.	16,977,642	P.	17,172,810

An analysis of the changes in 2009 and 2008 is as follows:

	Capital stock (1)
	Series “AA”			Series “A”			Series “L”
	No. of shares	Amount		No. of shares	Amount		No. of shares	Amount
Balance at December 31, 2007	8,115	P.	10,555,469	430	P.	655,799	10,815	P.	6,617,295
Cash purchase of Company’s own shares (2)				(3)		(4,937)	(1,034)		(650,816)
Conversion of shares				(12)		(17,211)	12		17,211

Balance at December 31, 2008	8,115	P.	10,555,469	415	P.	633,651	9,793	P.	5,983,690
Cash purchase of Company’s own shares				(5)		(8,131)	(303)		(187,037)
Conversion of shares				(16)		(25,048)	16		25,048

Balance at December 31, 2009	8,115	P.	10,555,469	394	P.	600,472	9,506	P.	5,821,701

(1)	Number of shares in millions

(2) Includes 414 million Series “L” shares and 1 million Series “A” shares, acquired through Telmex, as explained in paragraph c) of this Note.

Each “A” share can be converted into one “L” share at the option of the holder at any time. Each “AA” share is convertible into one “L” share at the option of the holder at any time, provided that the “AA” shares do not represent less than 20% of the total capital stock. The AA shares may be owned only by holders that qualify as Mexican investors as provided in the bylaws of the Company. Series “A” common shares, which may be freely subscribed, must not exceed more than 19.6% of capital stock and no more than 49% of the common shares of total capital stock. Series “L” shares, which have limited voting rights may be freely subscribed and, in a percentage when combined with the Series “A” shares, may not exceed 80% of capital stock.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

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

On the basis of a resolution passed by Special Stockholders Meeting called for such purpose, holders of Series “L” shares shall be entitled to appoint up to two directors and their corresponding alternate directors.

For the resolutions adopted in extraordinary stockholders’ meetings related to any of the matters on which the Series “L” shares are entitled to vote to be validated, the approval by a majority vote of the Series “AA” and Series “A” stockholders will be required.

Under Mexican law, stockholders of any Series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the stockholders of that particular series and the Company’s stockholders (including the Series “L” stockholders), which individually or collectively represent 20% or more of all capital stock would be entitled to request judicial relief against any stockholders’ resolution with respect to those resolutions for which such stockholders have the right to vote. The determination of whether a matter requires the vote by the holders of Series “L” under such basis would initially be made by the board of directors or by any other party that calls a stockholders’ meeting to decide on the resolution. A negative decision would be subject to judicial challenge by any affected stockholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposal requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

b) At a regular meeting held on April 29, 2009, the stockholders agreed to declare a cash dividend of P. 3,098,073, equal to P. 0.17 per outstanding share, payable in two installments on August 20 and November 5, 2009.

At a regular meeting held on July 9, 2008, the shareholders’ agreed to declare a cash dividend of P. 2,786,482, equal to P. 0.15 per outstanding common share, payable in two installments on August 26 and November 22, 2008.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

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

In addition, during 2008, the Company acquired 620.1 million Series “L” shares for Ps. 4,230,648 and 2.2 million Series “A” shares for Ps. 14,654. The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is allocated to retained earnings.

At a regular stockholders’ meeting held on April 29, 2009, the stockholders authorized an increase of P. 5,000,000 for the purchase of the Company’s own shares.

In addition, during 2009, the Company acquired 303.4 million Series “L” shares for P. 2,448,413 and 5.3 million Series “A” shares for P. 41,487. The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is allocated to retained earnings.

d) In conformity with the Mexican Corporations Act, at least 5% of net income of the year approved by the stockholders must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches 20% of capital stock. At December 31, 2009, the legal reserve is P. 2,910,431 and is included in retained earnings.

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

Beginning January 1, 2008, the FRBT is computed by applying the applicable rate to income determined on the basis of cash flows, which is determined by deducting authorized deductions from all income collected from those activities that are subject to the tax. As established under the Law, certain FRBT credits also may be deducted from the FRBT payable. Under the Law’s transitory provisions, the FRBT rate is 16.5% in 2008, 17% in 2009 and 17.5% in 2010 and succeeding years.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

FRBT is payable only to the extent it exceeds income tax for the same period.

For the years ended December 31, 2009 and 2008, the Company had no FRBT payable and, based on its taxable income projections, estimates that it will not be subject to the payment of FRBT in subsequent years.

On December 7, 2009, a decree amending the Mexican Income Tax Law for 2010 was enacted, and it became effective as of January 1, 2010. The main change applicable to the Company is related to the tax rate, which includes a temporary increase of 2% for all taxpayers. The Corporate income tax rate will increase to 30% from 2010 to 2012, decrease to 29% in 2013 and then return to 28% in 2014.

b) For the years ended December 31, 2009 , 2008 and 2007 income tax expense is as follows:

Income tax (Foreign entities):

	2009		2008		2007
Current	P.	3,564,738	P.	117,360	P.	1,139,840
Deferred		767,428		552,828		1,415,789

Total income tax of foreign entities	P.	4,332,166	P.	670,188	P.	2,555,629

Income tax (Mexican entities):

	2009		2008		2007
Current	P.	113,297	P.	328,142	P.	916,480
Deferred		(22,982)		261,003		14,654

Total income tax of Mexican entities	P.	90,315	P.	589,145	P.	931,134

Total income tax of foreign and Mexican entities	P.	4,422,481	P.	1,259,333	P.	3,486,763

c) At December 31, 2009 and 2008, the foreign entities recognized deferred taxes on the following temporary differences:

	2009		2008
Deferred tax assets:
Tax loss carryforwards	P.	6,123,064	P.	6,144,768
Accrued liabilities		3,031,827		1,795,560
Plant, property and equipment		953,821		1,481,653
Other		3,876		—
Allowances and other reserves		1,415,042		1,146,298
Valuation allowance on tax loss carryforwards and other assets		(5,081,775)		(4,070,496)

		6,445,855		6,497,783

Deferred tax liabilities:
Licenses		(347,406)		(603,051)
Other		—		(190,800)

		(347,406)		(793,851)

Deferred tax asset, net	P.	6,098,449	P.	5,703,932

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

d) At December 31, 2009 and 2008, the Mexican entities recognized deferred taxes on the following temporary items:

	2009		2008
Deferred tax assets
Advance billings	P.	418,716	P.	718,471
Allowance for doubtful accounts		43,886		29,174
Tax loss carryforwards		159,380		—
Plant, property and equipment		7,818		—
Accrued liabilities		31,948		6,883

	P.	661,748	P.	754,528

Deferred tax liabilities:
Deferred assets	P.	—	P.	(141,949)
Deferred tax liabilities		(23,871)		(6,915)
Effect of translation of investments		(7,933,535)		(2,176,811)
Plant, property and equipment		—		(1,410)

		(7,957,406)		(2,327,085)

Deferred tax liabilities net	P.	(7,295,658)	P.	(1,572,557)

Total Consolidated deferred tax asset, net	P.	1,197,209	P.	4,131,375

e) The income tax rates applicable in 2009 in the countries where the Company operates and the years in which tax loss carryforwards may be applied are as follows:

	Statutory tax rate	Carryforward period
Mexico	28%	10 years
Brazil	34%	No expiration
Argentina	35%	5 years
Chile	17%	No expiration
Colombia	33%	No expiration
Ecuador	25%	5 years
U.S.A.	35%	10 years
Peru	30%	4 years

The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The pretax income of foreign subsidiaries in 2009, 2008 and 2007 was P. 13,644,749, P. 4,686,318 and P. 7,418,436, respectively. The pretax income of Mexican subsidiaries in 2009, 2008 and 2007 was P. 340,620, P. 2,203,943 and P. 3,082,005, respectively.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

At December 31, 2009 and 2008, Embratel and subsidiaries have available tax loss carryforwards of P. 10,580,422 and P. 12,292,491, respectively, and negative social contribution bases of P. 10,121,220 and P. 11,674,340, respectively. Under Brazilian tax legislation, tax losses may be carried forward in future years and never expire; however, the tax loss carryforward applied in each year may not exceed 30% of the tax base. The tax rates applicable to the tax loss carryforwards and negative social contribution bases are 25% and 9%, respectively.

Also, at December 31, 2009 and 2008, subsidiaries of the following countries have available tax loss carryforwards that may be utilized in future years (see table above for carryforward period of each country):

	2009		2008
Chile	P.	6,643,910	P.	5,485,088
Argentina		1,000,241		1,188,338
Colombia		2,801,280		1,725,158
Ecuador		198,975		206,289

f) A reconciliation of the statutory corporate income tax rate to the effective income tax rate recognized by the Company for financial reporting purposes for the years ended December 31, is as follows:

	2009		2008		2007
Income before income tax	P.	13,985,369	P.	6,890,261	P.	10,500,441
Statutory Mexican income tax rate		28.0%		28.0%		28.0%

Income tax at statutory rate		3,915,903		1,929,273		2,940,123
Difference with enacted rates in Mexico		927,601		392,752		474,544
Non-taxable income		(342,338)		(164,354)		(110,731)
Other tax deductions		77,454		39,749		6,190
Tax inflation effect		(61,238)		(128,091)		(126,215)
Valuation allowance on tax loss carryforwards and other assets		—		(750,961)		139,384
Other differences		(94,901)		(59,035)		163,468

Income tax	P.	4,422,481	P.	1,259,333	P.	3,486,763

Effective income tax rate		31.6%		18.3%		33.2%

g) At December 31, 2008 and 2009, the balance of the Restated contributed capital account (CUCA) and the Net tax profit account (CUFIN) was P. 21,687,700 and P. 8,275,198, respectively. These amounts correspond to Telmex Internacional, S.A.B. de C.V. on a stand-alone basis.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

17.	Commitments and Contingencies

a) Commitments

At December 31, 2009, the Company has non-cancelable commitments of P. 2,065,332 (P. 3,215,137 in 2008) for the purchase of equipment, consulting and management services, and rights of exploitation for orbital positions. Payments made under purchase agreements aggregated to P. 2,232,962 in 2009 (P. 2,275,215 in 2008 and P. 181,783 in 2007).

The Company’s subsidiary Consertel conducted a split-up in December 2007, which gave rise to a new company called Integración de Servicios TMX, S.A. de C.V. that remained as a subsidiary of Telmex when the new corporation Telmex Internacional was established. A certain amount of Consertel’s obligations were transferred to Integración de Servicios TMX. Under Mexican law, if Integración de Servicios TMX defaults on any of those obligations, the claimant may assert a claim against Consertel. The Company considers the risk of assertion of any such claim to be remote.

b) Contingencies in Brazil

Brazilian value-added goods and services tax (ICMS)

In August 2006, an agreement was published granting a proportional reduction of Embratel’s liability plus re-expression penalties and surcharges generated through July 2006 related to the Brazilian ICMS tax on communication services. The provisions of this agreement are applicable throughout all the states of Brazil, and the Federal District (Brasilia). In 2007, Embratel settled claims totaling of P. 5,353,156, which included the State of Sao Paulo, thus resolving any disputes related to the matter in the states that implemented the benefits of this agreement.

Embratel, Primesys Soluções Empresariais, S.A. and Telmex do Brasil Ltda. received assessments by the tax authorities related to alleged undue ICMS tax credits of P. 52,851 at December 31, 2009 (P. 133,547 in 2008) not addressed by the agreement referred to above that are considered by the Company’s external lawyers as probable losses. Contingencies from the legal proceedings that are considered to be possible losses aggregate to P. 3,288,862 at December 31, 2009 (P. 2,489,332 in 2008).

Star One has tax contingencies of P. 8,811,473 at December 31, 2009 (P. 4,447,242 in 2008) for unpaid ICMS on internet and satellite use, which the Company considers as a possible loss; consequently, the Company has not provided for such contingencies in the financial statements.

Brazilian Social Welfare Tax on Service Exports (PIS)

Embratel, Primesys Soluções Empresariais, S.A. and Telmex do Brasil Ltda. have total tax contingencies of P. 1,393,445 at December 31, 2009 (P. 1,056,538 in 2008), related to the contributions of PIS prior to 1995, which were offset in conformity with Brazilian tax laws. Based on the known facts and arguments and on the opinion of legal consul, only P. 53,774 at December 31, 2009 (P. 3,655 in 2008) of this contingency was considered as a probable loss and P. 1,339,672 at December 31, 2009 (P. 1,052,802 in 2008) as a possible loss.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Brazilian Social Welfare Tax for Service Export Security Tax (COFINS)

Embratel, Star One and Telmex do Brasil Ltda. have tax contingencies of P. 151,617 at December 31, 2009 (P. 110,125 in 2008) related to the payment of COFINS from 1999, considered as a probable loss, as well as P. 1,270,958 at December 31, 2009 (P. 2,297,788 in 2008), considered as a possible loss.

Other tax contingencies

Embratel, Embratel Participações, S.A., Telmex do Brasil Ltda., Brasil Center Comunicações Ltda. and Primesys Soluções Empresariais S.A. have other on-going tax litigations involving the Brazilian Social Security Institute (INSS), Income Tax and Social Contribution on Net Income (IRPJ/CSLL), Telecommunications Systems Universalization Fund (FUST), Telecom Development Fund (FUNTTEL) and Income Tax on Payments Abroad (IRRF), among others. The total amount of the claim status that is considered as a probable loss at December 31, 2009 is zero (P. 24,950 in 2008), and P. 5,431,938 at December 31, 2009 (P. 3,042,072 in 2008) was considered as a possible loss.

Additionally, Embratel received assessments by the Brazilian tax authorities in the form of a fine for not filing electronic files from 2001 through 2005 of P. 3,514,554 at December 31, 2009 (P. 2,714,716 in 2008), which are considered as a possible loss.

Embratel and Star One have other on-going litigation relating to the offsetting of IRPJ, PIS, COFINS, CIDE (Contribuição de Intervenção do Domínio Econômico), CSLL and IRRF on allegedly improper IRPJ and ILL (Imposto sobre lucro líquido) credits of P. 2,927,910 at December 31, 2009 (P. 2,261,570 in 2008), which are considered as a possible loss.

Disputes with third parties

Certain cases on a number of different matters are in advanced stages of the litigation process and, according to Embratel’s external lawyers, the subsidiary stands a chance of losing at least some of these suits; consequently, P. 1,136,216 at December 31, 2009 (P. 810,682 in 2008) has been accrued for probable unfavorable rulings.

Additionally, Embratel, Telmex do Brasil Ltda., BrasilCenter Comunicações Ltda. and Primesys Soluções Empresariais S.A. have other on-going litigation with claims totalling of P. 1,442,419 at December 31, 2009 (P. 1,156,670 in 2008), which are considered as a possible loss.

Other civil and labor contingencies

Embratel is party to claims filed by its telephone service customers, for which it has accrued P. 163,174 in 2009 (P. 112,784 in 2008), since such amount was considered as a probable loss, and P. 385,754 at December 31, 2009 (P. 297,708 in 2008) was considered as a possible loss.

Additionally, Embratel received a fine from Anatel of P. 2,140,676 at December 31, 2009 (P. 1,033,604 in 2008), of which P. 1,986,607 at December 31, 2009 (P. 912,473 in 2008) was considered to be a possible loss, and P. 154,069 at December 31, 2009 (P. 121,131 in 2008) was considered as a probable loss.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

18.	Segments

Telmex Internacional operates in various countries in Latin America. Additional information related to the Company’s operations is provided in Note 1. The most relevant segment information, which has been prepared based on the accounting policies described in Note 2, is as follows:

	(2009 and 2008 in millions of nominal Mexican pesos; 2007 in millions of Mexican pesos with purchasing power at December 31, 2007)
	Mexico		Brazil		Argentina		Chile		Colombia		Peru		Ecuador		U.S.A.		Eliminations		Consolidated total
December 31, 2009
Operating revenues	P.	4,690	P.	72,325	P.	2,176	P.	3,652	P.	7,441	P.	1,827	P.	243	P.	312	P.	(126)	P.	92,540
Depreciation and amortization		126		8,225		468		727		1,479		342		135		24		—		11,526
Operating income		1,032		10,990		(10)		(240)		147		(67)		(276)		(524)		—		11,052
Segment assets		947		184,110		4,542		9,940		14,881		5,735		1,450		37		—		221,642
Goodwill		—		3,392		424		1,738		7,826		409		269		341		—		14,399
December 31, 2008
Operating revenues	P.	5,171	P.	59,954	P.	1,799	P.	2,380	P.	5,678	P.	1,270	P.	63	P.	300	P.	(610)	P.	76,005
Depreciation and amortization		73		6,773		449		494		883		248		29		19		—		8,968
Operating income		2,015		8,303		(290)		(299)		(226)		(120)		(136)		(324)		—		8,923
Segment assets		424		135,599		4,502		6,169		11,081		4,228		1,170		34		—		163,207
Goodwill		—		1,866		438		1,436		6,374		309		230		354		—		11,007
December 31, 2007
Operating revenues	P.	5,490	P.	55,457	P.	1,445	P.	1,695	P.	2,695	P.	987	P.	29	P.	111	P.	(149)	P.	67,760
Depreciation and amortization		66		6,442		263		344		434		189		17		16		—		7,771
Operating income		3,184		7,334		(37)		(149)		172		13		(23)		(164)		—		10,330
Segment assets		402		134,688		3,304		3,972		6,119		2,143		231		15		—		150,874
Goodwill		—		1,897		408		1,487		6,055		308		230		283		—		10,668

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

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

As described in Note 2c, effective January 1, 2008, the Company ceased to recognize the effects of inflation in its financial statements as required by Mexican FRS B-10. However, as required by such new standard, the financial statement amounts that were previously reported remained unchanged, and the inflation adjustments previously recognized have been maintained in their corresponding caption. This new standard required that the re-expressed amounts of non-monetary assets as reported at December 31, 2007 to become the carrying amounts for those assets effective January 1, 2008. The carrying amounts will also affect net income in subsequent periods. For example, depreciation expense after the adoption of Mexican FRS B-10 is based on carrying amounts of fixed assets that include inflation adjustments recorded prior to the adoption of Mexican FRS B-10.

The Mexican FRS and US GAAP amounts included in this Note, as they relate to the years ended December 31, 2009 and 2008, are presented using the carrying amounts as required by MFRS B-10. The effects of inflation that were recorded prior to 2008 have not been reversed in the reconciliations to US GAAP.

Through December 31, 2007 the consolidated financial statements prepared under Mexican FRS included the effect of inflation as provided by Bulletin B-10 and, in the case of foreign operations, as provided by Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations. The reconciliation to U.S. GAAP includes a reconciling item for the reversal of the effect of applying Bulletin B-15 for the re-expression into constant pesos as of December 31, 2007, because the application of such provisions was equivalent to not presenting the comparative financial statements in the same currency for all periods presented, as required by the United States Securities and Exchange Commission (SEC) rules.

The Mexican FRS and U.S. GAAP amounts, included throughout Note 19 for the year ended December 31, 2007, are presented in constant Mexican pesos as of December 31, 2007. The reconciliation to U.S. GAAP for the year ended December 31, 2007 does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican FRS (Bulletin B-10), because the application of Bulletin B-10 represented a comprehensive measure of the effects of price level changes in the Mexican economy as permitted by the SEC.

The principal differences between Mexican FRS and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect net income, stockholders’ equity and resources provided by operating and financing activities.

Cash flow information:

The cash flow statements as prepared by the Company under Mexican FRS for the years ended December 31, 2009 and 2008 complies with International Accounting Standard No. 7, Cash Flow Statements, as issued by the International Accounting Standards Board; therefore, no reconciliation is presented.

However, the financial statements under Mexican FRS for the year ended December 31, 2007, include the presentation of the statement of changes in financial position as provided for under Bulletin B-12. The changes in the consolidated financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Accounting Standards Codification (“ASC”) 230, Statement of Cash Flows, does not provide guidance with respect to inflation adjusted financial statements. For 2007, in accordance with Mexican FRS, the changes in current and long-term debt due to re-expression into constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. Also, under U.S. GAAP non-cash investing activities are not reported in the statement of cash flows, whereas in the statement of changes in financial position prepared under Mexican FRS, non-cash transactions that affect the financial structure of an entity must be presented separately.

If the monetary gain and the exchange gain or loss related to the debt reported in the year ended December 31, 2007 were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

	Year ended December 31, 2007
Cash flows from operating activities:
Net income under U.S.GAAP	P.	6,163,008
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation		7,381,955
Amortization		1,068,839
Effect of exchange rate differences on debt		(2,789,199)
Monetary gain, net		141,051
Deferred taxes		1,883,584
Deferred revenues and deferred credits		(26,267)
Equity interest in net income of affiliates		(717,730)
Net periodic cost of labor obligations		145,575
Change in operating assets and liabilities		(728,494)

Total adjustments		6,359,314

Net cash provided by operating activities		12,522,322

Cash flows from investing activities:
Investment in plant, property and equipment and inventories		(14,679,007)
Initial cash from subsidiaries acquired		352,276
Investment in subsidiaries and affiliates		(10,336,068)
Other assets		(1,921,005)

Net cash used in investing activities		(26,583,804)

Cash flows from financing activities:
Proceeds from new loans		6,079,868
Repayment of loans		(3,771,268)
Capitalized interest		(113,153)
Cash dividends paid to non-controlling interest		(27,403)
Increase in parent investment		19,990,005

Net cash provided by financing activities		22,158,049

Effect of inflation accounting on cash and cash equivalents		3,178,444
Net increase in cash and cash equivalents		11,275,011
Cash and cash equivalents at beginning of year		5,992,792

Cash and cash equivalents at end of year	P.	17,267,803

	2007
Supplemental disclosure of cash flow information:
Income taxes paid	P.	1,385,028
Interest paid		3,194,300
Employee profit sharing paid		51,733

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Noncash transactions related to investment in plant, property and equipment and intangible assets as of December 31, 2009, 2008 and 2007 were P. 6,119,886, P. 281,181 and P. 200,067, respectively.

Capitalized interest:

Under U.S. GAAP, financing cost incurred during the construction period must be considered as an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of capitalized financing cost for U.S. GAAP purposes was determined by applying the weighted-average rate of interest.

Under Mexican FRS in force through December 31, 2006, the Company did not capitalize financing cost in its Mexican FRS financial statements. Starting January 1, 2007, although Telmex Internacional adopted the policy of capitalizing financing costs on assets under construction started on or after January 1, 2007, as a result of adopting Mexican FRS D-6, it did not capitalize any financing cost since it has not had significant qualifying assets with prolonged acquisition periods. The reconciling items for 2009, 2008 and 2007 show the capitalized interest and the related depreciation, as required under U.S. GAAP.

Valuation of inventories and plant, property and equipment:

As previously discussed in Note 2i and Note 2j, through December 31, 2007, the re-expression of inventories and plant, property and equipment was based on the rate of inflation in the respective country of origin. This method is not acceptable for U.S. GAAP purposes; consequently, the difference between this method and the re-expression of inventories and plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations subsequently presented.

As a result of this comparison, inventories, plant, property and equipment and stockholders’ equity increased by P. 10,419,221 in 2009 (P. 8,935,167 in 2008), and the depreciation expense for 2009 increased by P. 1,255,506 (P. 1,468,915 and P. 1,674,019 in 2008 and 2007, respectively).

Deferred income tax and deferred employee profit sharing:

As mentioned in Note 2s, under Mexican FRS, deferred income tax is determined on all differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the balance sheet date, which is substantially in conformity with ASC 740, Income Taxes, except for the treatment of deferred taxes on effect of translation of foreign entities.

The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing under U.S. GAAP is determined following the guidelines of ASC 740, Income Taxes; however, through December 31, 2007, under Mexican FRS the deferred consequences of employee profit sharing were determined only on temporary differences considered non-recurring with a known turnaround time. The reconciliation between Mexican FRS and U.S. GAAP in 2007 does not include deferred employee profit sharing as related amounts are not significant.

Under Mexican FRS employee profit sharing is presented as other (expenses), net; whereas under US GAAP, such expenses are presented in operating costs and expenses.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

As described in Note 2p, under Mexican FRS the Company began recognizing deferred employee profit sharing, using the asset and liability method, beginning January 1, 2008. Under this method, deferred profit sharing is computed by applying the 10% rate to all differences between the values of all assets and liabilities for financial and tax reporting purposes, which is consistent with ASC 740 Income Taxes.

In accordance with Mexican FRS D-4 effective as of January 1, 2008, Telmex Internacional recognized deferred taxes on the cumulative effect of translation of foreign entities, which for the year ended December 31, 2009 was a decrease in stockholders’ equity of P. 5,756,724. However, under US GAAP, deferred tax consequences on unremitted foreign earnings that are considered to be permanently invested are not recognized. Therefore, the Company has eliminated the deferred tax consequences on the effect of translation of its foreign operations in the reconciliation of stockholders’ equity between Mexican FRS and US GAAP. In the event that Company repatriated these earnings, incremental taxes may be incurred. The Company has determined that it is not practicable to determine the amount of these incremental taxes.

The deferred tax adjustment included in the net income and stockholders’ equity reconciliations, includes the effect of deferred taxes on all U.S. GAAP adjustments reflected in the reconciliation between Mexican FRS and U.S. GAAP.

The differences in the recognition of deferred income tax between Mexican FRS and U.S. GAAP for purposes of the income statement were as follows:

2007	P.	(453,141)
2008		(2,013,208)
2009		(166,504)

The effect of deferred income tax on the difference between the indexed cost and the specific indexation factor valuation of plant, property and equipment and inventories, primarily for operation of the telephone plant, is applied as an adjustment to stockholders’ equity. The related accumulated amounts at December 31, 2009 and 2008 that decreased stockholders’ equity were P. (3,499,067) and P. (2,852,202), respectively.

The yearly changes in the accumulated amount for deferred taxes applied to stockholders’ equity as a result of this effect from 2007 through 2009 are the following:

2007	P.	(651,267)
2008		471,331
2009		(646,865)

In 2007, monetary gains of P. 267,411 on the deferred taxes balance related to the difference between the indexed cost and specific indexation cost valuation of fixed assets and inventories, primarily for operation of the telephone plant, were taken to stockholders’ equity, as part of the change of the year.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Deferred taxes from our foreign operations under U.S. GAAP at December 31, 2009 and 2008 are as follows:

	2009		2008
Deferred tax assets:
Tax loss carryforwards	P.	6,123,064	P.	6,144,768
Accrued liabilities		3,131,920		1,255,264
Allowance and other reserves		1,415,042		1,146,298
Other		6,043		—
Valuation allowance on tax loss carryforwards and other assets		(5,081,775)		(4,070,496)

		5,594,294		4,475,834

Deferred tax liabilities:
Plant, property and equipment		(4,710,361)		(2,617,905)
Licenses		(130,819)		(462,133)
Other		—		(190,800)

		(4,841,180)		(3,270,838)

Deferred tax asset, net	P.	753,114	P.	1,204,996

For Mexican FRS purposes, as discussed earlier in Note 16, the net deferred income tax assets recognized for the foreign operations amounted to P. 6,098,449 and P. 5,703,932 at December 31, 2009 and 2008, respectively.

Deferred taxes from our Mexican operations under U.S. GAAP at December 31, 2009 and 2008 are as follows:

	2009		2008
Deferred tax assets:
Advance billings	P.	418,716	P.	718,471
Allowance for doubtful accounts		43,886		29,174
Plant, property and equipment		7,818		—
Tax loss carryforwards		159,380		—
Accrued liabilities		31,948		6,883

		661,748		754,528

Deferred tax liabilities:
Deferred assets		(15,826)		(22,598)
Deferred tax liabilities		(23,871)		(6,915)
Plant, property and equipment		—		(1,410)

		(39,697)		(30,923)

Deferred tax assets, net	P.	622,051	P.	723,605

Total consolidated deferred tax asset, net	P.	1,375,165	P.	1,928,601

For Mexican FRS purposes, as discussed in Note 16, the net deferred income tax liability recognized for the Mexican operations amounted to P. 7,295,658 and P. 1,572,557 at December 31, 2009 and 2008, respectively.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Under U.S. GAAP, deferred tax assets and liabilities are classified as current or non-current, based on the classification of the asset or liability that originated it. A deferred tax asset or liability that is not related to an asset or liability for financial reporting purposes, including deferred tax assets related to carryforwards, is classified in accordance to its expected reversal date. For a particular tax-paying component and within a particular tax jurisdiction, (a) all current deferred tax assets and liabilities are offset and presented as a single amount and (b) all noncurrent deferred tax assets and liabilities are offset and presented as a single amount. However, deferred tax assets and liabilities attributable to different tax-paying components of the enterprise or to different tax jurisdictions are not offset.

Under Mexican FRS, deferred tax assets and liabilities are classified as noncurrent and are presented in one net amount in the balance sheet. The consolidated amounts of deferred taxes are not offset if they do not belong to the same taxable entity and to the same taxing authority.

Employee benefit obligation:

Brazil – Defined Contribution Plan as of December 31, 2009 and 2008 is as follows:

	2009		2008
Unfunded liability (*):
Beginning balance	P.	477,763	P.	605,961
Plus – adjustments for percentage yield on plan assets		70,735		48,186
Less – gain on long and short term investments		(92,019)		—
Less – payments during the year		(120,695)		(142,862)
Effect of translation		99,389		(33,522)

Ending balance	P.	435,173	P.	477,763

Total expense:
Matching contribution plus risk benefits	P.	120,908	P.	117,042

(*)	The unfunded liability represents Embratel’s obligation for those participants that migrated from the defined-benefit plan to the defined-contribution plan. Any unpaid balance is adjusted monthly based on the return on the portfolio assets at that time, subject to a minimum increase based on the Brazilian general price index plus 6% per annum.

Plan assets:

The plan assets to cover pension and other post-retirement benefits totaled P. 12,309,992 and P. 9,300,795 at December 31, 2009 and 2008, respectively. The Telos fund managers seek to match the plan assets with benefit obligations over the long-term. Brazilian pension funds are subject to certain restrictions relating to their ability to invest in foreign assets and consequently, the funds are primarily invested in Brazilian securities. Under its current investment strategy, pension assets of Telos are allocated with a goal to achieve the following distribution:

•	89% in fixed income

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

•	7% in stocks

•	3% in real estate

•	1% in beneficiary loans

•	seek the duration and convexity matching between its assets and liabilities

The actual allocations for the pension assets as of December 31, 2009 and 2008 are as follows:

	2009
	Defined benefit plan	Medical plan	Total
Fixed income	89%	100%	89%
Stocks	7%	0%	7%
Real estate	3%	0%	3%
Beneficiary loans	1%	0%	1%

Total	100%	100%	100%

	2008
	Defined benefit plan	Medical plan	Total
Fixed income	81%	100%	81%
Stocks	14%	0%	14%
Real estate	4%	0%	4%
Beneficiary loans	1%	0%	1%

Total	100%	100%	100%

The table below presents the fair value hierarchy of the plan assets as of December 31, 2009.

The assumed Medical Plan cost trend rates, are as follows:

	December 31,
	2009	2008
Current trend rate	12%	12%
Ultimate trend rate	6%	6%
Year of ultimate trend rate	2022	2021

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

There are three broad levels to the fair value hierarchy of inputs to fair value (Level 1 being the highest priority and Level 3 being the lowest priority):

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

•	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

•	Level 3: Unobservable inputs (e.g., a reporting entity’s own data).

	Level 1		Level 2	Level 3		Total
Fixed income	P.	10,911,258				P.	10,911,258
Stocks		896,813					896,813
Real estate				P.	401,044		401,044
Beneficiary loans					100,877		100,877

Established fund	P.	11,808,071		P.	501,921	P.	12,309,992

Estimated future benefit payments:

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Years	Defined benefit plan		Medical plan		Total per year
2010	P.	668,034	P.	123,021	P.	791,055
2011		691,276		139,699		830,975
2012		714,344		157,779		872,123
2013		736,635		177,052		913,687
2014		759,587		197,496		957,083
2015 to 2019		4,122,745		1,319,628		5,442,373

Total	P.	7,692,621	P.	2,114,675	P.	9,807,296

ASC 715 Compensation – Retirement Benefits:

ASC 715 Compensation – Retirement Benefits, (ASC 715) requires (1) recognition on the balance sheet of an asset for a defined benefit plan’s overfunded status or a liability for a plan’s underfunded status, (2) measurement of a defined benefit plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and (3) recognition of the changes in the funded status of a defined benefit postretirement plan as a component of other comprehensive income in the year the changes occur.

The requirement to recognize the funded status of a defined benefit plan and the disclosure requirements were effective for fiscal years ending after December 15, 2006.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The components of the plan’s funded status reflected in the consolidated statements of financial position as of December 31, 2009 and 2008 are as follows:

	2009				2008
	DBP		MAP		DBP		MAP
Projected benefit obligation	P.	(9,385,959)	P.	(3,173,777)	P.	(7,598,503)	P.	(2,365,848)
Fair value of plan assets		12,301,967		8,025		9,172,387		128,408

Over (under) funded status	P.	2,916,008	P.	(3,165,752)	P.	1,573,884	P.	(2,237,440)

Amounts recognized in other accumulated other comprehensive income consist of the following:

	2009				2008
	DBP		MAP		DBP		MAP
Unrecognized actuarial (gain) loss	P.	(2,337,854)	P.	288,672	P.	(1,376,017)	P.	248,417

Total	P.	(2,337,854)	P.	288,672	P.	(1,376,017)	P.	248,417

Through December 31, 2007, for MFRS reporting purposes, labor obligations were accounted for under rules similar to ASC 715 prior to its amendment by SFAS 158 Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, effective December 31, 2006, which requires companies to recognize changes in the funded status (benefit obligation less fair value of plan assets) in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net periodic cost. Under Mexican FRS, such items are being amortized over the estimated average remaining working lifetime of the Company’s employees.

Effects of inflation accounting on U.S. GAAP adjustments:

Through December 31, 2007, to determine the net effect on the consolidated financial statements of recognizing the U.S. GAAP adjustments described throughout this Note, it was also necessary to recognize the effects of inflation on such adjustments as described in Note 2c. These effects were taken into consideration in the preparation of the U.S. GAAP reconciliations of net income and stockholders’ equity.

However, the Company has reversed the re-expression of the financial information for prior periods, as related to its foreign operations, into constant Mexican Pesos at December 31, 2007, using a weighted-average inflation factor of 1.2607, and re-expressed such period into constant Mexican Pesos at December 31, 2007 using the Mexican only inflation factor of 1.0376, in order to present its financial statements in the same reporting currency for all periods included in this Note.

Effective January 1, 2008, and as a result of adopting MFRS B-10, Effects of inflation, the Company ceased recognizing the effects of inflation in its financial statements and considered the re-expressed amounts of all non-monetary items as its carrying basis as of January 1, 2008. The Company has not reconciled the inflation adjustments still included in its non-monetary items, with one exception for the adjustments in the valuation of plant, property and equipment and related depreciation expense, previously mentioned in this Note.

Business combinations:

Business combinations achieved in stages (step acquisitions):

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

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (codified primarily in ASC 805, Business Combinations), which replaced SFAS No. 141, Business Combinations. The changes effected by the new standard include accounting for business combinations achieved in stages (step acquisitions). Under the new standard, it requires that identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree be recognized and measured at fair value as of the acquisition date, which is the date an acquirer takes control and begins to consolidate an acquiree. The Company adopted the revised ASC 805 as of January 1, 2009. However, the provisions of ASC 805 are applied prospectively. Thus, business combinations with an acquisition date before January 1, 2009, which were accounted for in accordance with the provisions of SFAS No. 141, have not been modified as a result of adoption of ASC 805. The adoption of this accounting pronouncement did not have any impact on the Company’s financial position or results of operations.

Under the prior accounting method in accordance with SFAS 141, it required a step-acquisition model under which the fair value of net assets acquired were recorded only with respect to the percentage acquired in each step acquisition. Non-controlling interest is recorded based on the carrying value of the entity acquired; consequently, the non-controlling interest is not adjusted to reflect the adjustments to fair value of its shares of net assets.

The difference in the application of the acquisition method under Mexican FRS and the step-acquisition model under the prior standard in U.S. GAAP creates reconciling adjustments principally on the following:

Difference on the measurement of fair value for Mexican FRS and U.S. GAAP

a) Under Mexican FRS, assets acquired and liabilities assumed and their corresponding effect on depreciation and amortization in income are recognized at their full estimated fair values as of the date control is obtained. Under U.S. GAAP the estimated fair value of assets acquired and liabilities assumed was measured by the percentage acquired in each step acquisition using the estimated fair value at each acquisition date.

In the Company’s case, step-acquisitions under U.S. GAAP prior to adoption of ASC 805, as amended by SFAS No. 141(R) as of January 1, 2009, imply the determination of fair values using step-acquisition model at each acquisition date, which differs from the fair value used under Mexican FRS. As a result it created a reconciling item for the effects on income of the depreciation of plant, property and equipment, amortization of intangible assets and interest expense. The change in fair value of the percentage acquired at each acquisition date implies the reclassification between stockholders’ equity recognized under Mexican FRS and the fair value of the net assets acquired.

b) Under Mexican FRS, non-controlling interests are recorded at their estimated fair value at the date of acquisition, whereas under U.S. GAAP prior to adoption of ASC 805, as amended by SFAS No. 141(R), it was based on the historical carrying values of the acquired entity. This difference in the measurement of non-controlling interest affects the values assigned to plant, property and equipment, intangible assets, goodwill, debt and non-controlling interest on the balance sheet and the related depreciation and amortization, interest expense and non-controlling interest on the income statement.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Excess of fair value of acquired net assets over cost treated as equity transaction under Mexican FRS in a series of acquisitions.

Mexican FRS requires that acquisitions of non-controlling interests be considered as transactions between entities under common control and thus are treated as equity transactions. Any difference between the acquisition cost and the carrying value of the net assets acquired is recognized in equity, whereas under the prior step-acquisition model of U.S. GAAP, any difference between the acquisition cost paid and the fair value of the net assets acquired at each acquisition date was treated as goodwill.

In summary, due to the differences mentioned above, the reconciliations between net income and stockholders’ equity include the following adjustments:

In order to recognize the differences between the full fair value utilized for Mexican FRS and the fair value at each acquisition date for U.S. GAAP prior to adoption of ASC 805, as amended by SFAS No. 141(R), and between the full fair value utilized for Mexican FRS and the carrying value for non-controlling interest under U.S. GAAP, the reconciliation of stockholders’ equity for 2009 and 2008 includes a decrease of P. (661,492) and P. (356,814), respectively, for accumulated depreciation and amortization. For the years ended December 31, 2009, 2008 and 2007, the impact on the reconciliation of net income to recognize the difference in depreciation and amortization expense is P. (205,352), P. (79,670) and P. 82,780, respectively.

As of December 31, 2009 and 2008, the reconciliation of stockholders’ equity includes decreases of P. (65,324) and P. (50,458) respectively, to recognize the difference on the carrying value of fixed assets attributable to the non-controlling interest and its related fair value as recognized under Mexican FRS. For the years ended December 31, 2009, 2008 and 2007, the net income reconciliation includes P. (16,331), P. (12,615) and P. (13,362), respectively, related to the difference in depreciation and amortization on the carrying values of the non-controlling interest and its related fair value under Mexican FRS.

As result of the acquisitions of Embrapar’s non-controlling shares in 2005, 2006 and 2007, the Company has determined an excess of fair value of acquired net assets over cost at each acquisition transaction date, which according to Mexican FRS were treated as an equity transaction (equity increase) since they were acquisitions of a non-controlling interest; whereas for U.S. GAAP purposes the acquisitions of non-controlling interest are treated as step acquisitions giving rise to negative goodwill that have been accounted for as a reduction of non-current assets.

As of December 31, 2009 and 2008, the reconciliation of stockholders’ equity includes P. (4,951,724) related to the reversal of the equity increase recognized under Mexican FRS for the acquisition of Embrapar’s non-controlling shares, and P. 4,530,885 and P. 3,840,520, respectively, to recognize the effect on accumulated depreciation and amortization due to the reduction of non-current assets under U.S. GAAP derived from the negative goodwill. For the years ended December 31 2009, 2008 and 2007, the reconciliation of net income includes P.690,365, P. 1,092,398 and P. 1,092,398, respectively, to recognize the effect of negative goodwill on depreciation and amortization expense under US GAAP.

In addition, gains or losses on dilution of investment in affiliate under Mexican FRS have been included in retained earnings, whereas under U.S. GAAP these gains were included in other capital contributions.

Excess of cost over the fair value of acquired net assets

In 2005, the Company acquired the remaining equity interest of a subsidiary. This transaction resulted in an excess of cost over the carrying value of net assets acquired, which was recognized as an equity transaction as required by Mexican FRS for acquisitions of non-controlling interest. As of December 31, 2009 and 2008, the reconciliation of stockholders’ equity includes a credit of P. 296,601 due to the reversal of the decrease to equity recognized under Mexican FRS.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Impairment on Goodwill

Under Mexican FRS, an impairment loss on goodwill must be recognized if its carrying value exceeds its recoverable value, which is the greater of its net selling price, if it can be obtained, and its value in use.

The value in use can be determined through valuation techniques or, in a more practical manner, through its perpetuity value. Goodwill’s net selling price shall be determined in the same manner that goodwill is obtained in a business acquisition. In this case, the net selling price of the business unit must be determined through the use of market values or through valuation techniques.

The determination of the value in use of goodwill through the determination of perpetuity values is made in two steps. In the first step the Company must determine the excess of the value in use of the cash generating unit’s assets other than intangible assets with indefinite lives and goodwill, where value in use is the projected discounted cash flows of the cash generating unit. In the second step, the Company must measure the perpetuity value of the excess value in use of the cash generating unit, which is determined by dividing the average of the excess of the value in use determined in step 1 by the average of the appropriate discount rates used in the cash projections.

For US GAAP purposes the impairment test on goodwill requires a two-step process to identify and quantify the amount of impairment loss to be recognized. The first step of this test requires the comparison of the fair value of the reporting unit against its carrying value. The fair value of a reporting unit is the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties. In some instances quoted market prices in active markets provide the best evidence of fair value and should be used as the basis for the measurement, if available. However, there are instances when the market price of an individual equity security may not be representative of the reporting unit’s fair value taken as a whole.

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

As of December 31, 2009 and 2008, the reconciliation of stockholders’ equity includes P. 305,304 to recognize the effect of the reversal of an impairment loss on goodwill recognized in the previous periods for Mexican FRS. In the determination of fair values, Telmex Internacional used the perpetuity values for Mexican FRS and the discounted cash flows technique for US GAAP purposes. Both techniques give different measurements and results, which in Telmex Internacional’s case, gave rise to an impairment charge under Mexican FRS for goodwill recognized for the acquisitions in Chile, whereas for US GAAP purposes no impairment charge was determined. Therefore, the reconciliations between Mexican FRS and US GAAP show the reversal of P. 305,304 impairment loss recognized under Mexican FRS in 2006.

Goodwill translation

Through December 31, 2008, for Mexican FRS purposes, the goodwill related to the foreign subsidiaries was recorded at the parent level and maintained in the parent’s functional currency. Under U.S. GAAP, the goodwill was “pushed-down” to the subsidiaries and recorded in the subsidiaries’ functional currency and translated into the parent’s reporting currency at year-end exchange rates.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Goodwill effect of change in valuation allowance of deferred income tax assets

For Mexican FRS purposes, a change in the valuation allowance of deferred income tax assets after the end of the purchase price allocation period that was originally recorded in a business combination using the purchase method is included in the determination of net income in the period in which the adjustment is determined, whereas for US GAAP prior to adoption of ASC 805, as modified by SFAS 141(R), the adjustment was recorded as reduction of the goodwill determined in the business combination. In 2009 and 2008 the related adjustment of P. 2,158,090 and P. 1,666,954, respectively, was included in the reconciliation of stockholders’ equity as of December 31, 2009 and 2008, and resulted in a decrease to goodwill and an increase in income tax expense of P. 1,666,954 in 2008.

Exchange of long-lived assets between entities under common control:

Mexican FRS requires that an exchange of assets between entities under common control be recognized based on the carrying value of the assets acquired and any difference with the carrying value of the assets transferred being treated as a capital transaction. For U.S. GAAP, the exchange of assets between entities under common control is accounted for at the lower of fair value or the carrying amount of the assets transferred. As of December 31, 2009 and 2008, the U.S. GAAP condensed balance sheets, include an increase in non-controlling interest of P. 1,170,300 and a decrease in stockholders’ equity for the same amount, related to the exchange of Telmex do Brasil and Net shares between Embrapar and Telmex Internacional which resulted in an increase in Telmex Internacional’s participation in Embrapar in October 2005.

Equity method in net income of affiliate:

For Mexican FRS purposes, the equity method in the net income of Net Serviços de Comunicação S.A. was based on its net income after its conversion to Mexican FRS (see Note 2a), while for U.S. GAAP purposes, the equity method in the net income of this affiliate is determined based on net income reconciled to U.S. GAAP. The differences in 2009, 2008 and 2007 of (P. 37,711), P. 117,500 and P. 28,655, respectively, shown in the net income reconciliation represent the equity method in the differences applicable in Net, between Mexican FRS and U.S. GAAP, which consist principally of valuation of plant, property and equipment, as previously described.

Condensed Balance Sheets as of December 31, 2009 and 2008, and Income Statements for the three years in the period ended December 31, 2009, 2008 and 2007 of Net Serviços de Comunicação S.A. under Mexican FRS are as follows:

Condensed Balance Sheets

	December 31,
	2009		2008
Assets
Current assets	P.	17,007,418	P.	10,910,362
Non-current assets		38,397,310		24,069,603

Total assets	P.	55,404,728	P.	34,979,965

Liabilities and Stockholders’ equity
Current liabilities	P.	7,548,164	P.	4,996,090
Non-current liabilities		21,509,806		13,934,103

Total liabilities		29,057,970		18,930,193
Stockholders’ equity		26,346,758		16,049,772

Total liabilities and stockholders’ equity	P.	55,404,728	P.	34,979,965

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Condensed Income Statements

	Year ended
	2009		2008		2007
Operating revenues	P.	28,810,704	P.	20,831,191	P.	12,924,219
Operating costs and expenses		(24,788,693)		(18,030,916)		(10,495,050)

Operating income		4,022,011		2,800,275		2,429,169

Net income	P.	4,622,785	P.	284,453	P.	1,709,953

Transaction between entities under common control:

In 2008, Telmex provided the Company access to its customer database for use in its yellow pages directories for a payment of P. 452,160. Since both entities are subsidiaries of Carso Global Telecom, this transaction was considered a transaction between entities under common control and was recognized as a charge to retained earnings for US GAAP purposes net of a tax benefit of P. 126,605. However, under Mexican FRS, the transaction was considered as an acquisition of a definite-lived intangible asset, which is being amortized over an eight-year period. Therefore, an adjustment of P. 369,735 in 2009 and P. 426,255 in 2008 was included in the US GAAP reconciliation which represents the excess over Telmex’s carrying value as of December 31, 2009 and 2008, respectively. For the years ended December 31, 2009 and 2008, the Company reversed the amortization expense related to the intangible asset of Ps. 56,520 and P. 25,905, respectively recorded under Mexican FRS and included an adjustment in net income of the US GAAP reconciliation.

Offsetting of assets and liabilities:

Under Mexican FRS, in the case of the existence of accounts receivable and accounts payable balances to the same person or entity, such balances, when applicable, a Company may offset for purposes of its presentation in the balance sheet. Accordingly, the net amount may be presented as either an asset or liability, while for U.S. GAAP purposes the offsetting of assets and liabilities in the balance sheet is improper except where a right of setoff exists. A right of setoff is a debtor’s legal right, by contract or otherwise, to discharge all or a portion of the debt owed to another party by applying against the debt an amount that the other party owes to the debtor. As of December 31, 2009 for U.S. GAAP the balance sheet includes an account receivable from Net of P. 6,372 million and an account payable to Net of P. 6,551 million, while for Mexican FRS these balances were presented net in the balance sheet.

Other income (expenses):

Under Mexican FRS current and deferred employee profit sharing are presented as other income (expense), net; whereas under US GAAP they are presented in operating expenses. For the years ended December 31, 2009, 2008 and 2007, the amounts reclassified for this item amounted to (P. 44,854), (P. 55,734) and (P. 62,279), respectively.

Accounting for uncertainty in income taxes:

The Company adopted the provisions of ASC 740, Income Taxes, with respect to the accounting for uncertainty in income taxes for U.S. GAAP purposes as of January 1, 2007.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The Company establishes reserves to remove some or all of the tax benefit of any of its tax positions at the time management determines that it becomes uncertain based upon one of the following conditions: (1) the tax position is not “more likely than not” to be sustained, (2) the tax position is “more likely than not” to be sustained, but for a lesser amount, or (3) the tax position is “more likely than not” to be sustained, but not in the financial period in which the tax position was originally taken.

For purposes of evaluating whether or not a tax position is uncertain, (1) management presumes the tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information, (2) the technical merits of a tax position are derived from authorities such as legislation and statutes, legislative intent, regulations, rulings and case law and their applicability to the facts and circumstances of the tax position, and (3) each tax position is evaluated without consideration of the possibility of offset or aggregation with other tax positions taken.

A number of years may elapse before a particular uncertain tax position is audited and finally resolved or when a tax assessment is raised. The number of years subject to tax assessments varies depending on the tax jurisdiction and is generally five years for the countries in which the Company principally operates. The tax benefit that has been previously reserved because of a failure to meet the “more likely than not” recognition threshold would be recognized in the Company’s income tax expense in the first period when the uncertainty disappears under any one of the following conditions: (1) the tax position is “more likely than not” to be sustained, (2) the tax position, amount, and/or timing is ultimately settled through negotiation or litigation, or (3) the statute of limitations for the relevant taxing authority to examine and challenge the tax position has expired.

The adoption of the provisions with respect to the accounting for uncertainty in income taxes in ASC 740, Income Taxes, as of January 1, 2007 did not have a material impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption, because all uncertain tax positions not more likely than not to be sustained were reserved in prior years. As of December 31, 2009 and 2008, there are no uncertain tax positions that are not more likely than not to be sustained.

ASC 605, Revenue Recognition:

The Company presents taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes on a net basis in operating revenues.

Fair value measurements:

On January 1, 2008, the Company adopted ASC 820, Fair Value Measurements and Disclosures, which establishes a framework for measuring fair value for all financial assets and liabilities and for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis (at least annually). For all other assets and liabilities, these requirements became effective on January 1, 2009. The adoption of ASC 820 did not have a significant impact on the Company’s consolidated financial statements.

Accounting principles generally accepted in United States define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Additionally, the inputs used to measure fair value are prioritized based on a three-level hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quote prices in active markets for identical assets or liabilities.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

•

Level 2 – Observable inputs other than quoted priced included in Level 1. We value assets and liabilities included in this level using dealer and broker quotations, bid prices for similar assets and liabilities in active markets, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

In accordance with U.S. G.A.A.P., certain assets and liabilities are required to be recorded at fair value on a recurring basis. For the Company, the only assets and liabilities that are adjusted to fair value on a recurring basis are the debt and the derivative financial instruments.

The following tables summarize those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Fair Value Measurement
	Level 1		Level 2		Level 3		Total
Liabilities
Derivative financial instruments	P.	—	P.	1,094,222	P.	—	P.	1,094,222
Debt	P.	5,000,000	P.	28,338,329	P.	—	P.	33,338,329

The following table provides a summary of significant assets and liabilities at December 31, 2008 that are measured at fair value on a recurring basis:

	Fair Value Measurement
	Level 1		Level 2		Level 3		Total
Assets
Derivative financial instruments	P.	—	P.	1,025,013	P.	—	P.	1,025,013
Liabilities
Debt	P.	5,500,000	P.	19,953,276	P.	—	P.	25,453,276

In accordance with ASC 825, Financial Instruments, under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of cash, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short-term maturity of these instruments.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on estimated borrowing rates that the Company would be offered for debt of the same remaining maturities and the market value for the senior notes at December 31, 2009 and 2008. Since the Company primarily uses observable inputs in its valuation of its debt, they are considered Level 2. The Company uses quoted prices in active markets in its valuation of senior notes and domestic senior notes, which are considered Level 1. As of December 31, 2009, the carrying value of total debt is P. 33,977,700 (P. 25,622,268 at December 31, 2008) and the fair value is P. 33,338,329 (P. 25,453,276 at December 31, 2008).

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company records assets and liabilities at fair value on a nonrecurring basis as required by accounting principles generally accepted in the United States. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges. During the year ended December 31, 2009, there were no changes in carrying value as a result of impairment charges.

Short-term debt:

The Company’s short-term debt at December 31, 2009 and 2008 is P. 6,806,126, and P. 11,016,031, represented principally by domestic senior notes in 2009.

Advertising:

Advertising costs are expensed as incurred. For the years ended December 31, 2009, 2008 and 2007, advertising expense aggregated to P. 1,546,244, P. 1,520,582 and P. 1,185,779, respectively.

A summary of the most significant new pronouncements in U.S. GAAP that became effective in 2009 or after and may apply to the Company is as follows:

Accounting Standards Codification

On July 1, 2009, FASB Accounting Standards Codification (ASC) became the sole source of authoritative U.S. GAAP recognized by the Financial Accounting Standards Board (FASB) to be applied by nongovernmental entities for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC did not change U.S. GAAP, but rather combined the sources of U.S. GAAP and the framework for selecting among those sources into a single source. Accordingly, the adoption of ASC had no impact on the Company.

ASC 605-25, Multiple-Element Arrangements

On September 23, 2009, the FASB ratified Emerging Issues Task Force Issue No. 08-1, Revenue Arrangements with Multiple Deliverables (EITF 08-1). EITF 08-1 updates the current guidance pertaining to multiple-element revenue arrangements included in ASC 605-25, which originated primarily from EITF 00-21, also titled Revenue Arrangements with Multiple Deliverables. EITF 08-1 will be effective for annual reporting periods beginning January 1, 2011 for calendar-year entities. The Company is currently evaluating the impact of EITF 08-1 on its financial position, results of operations, cash flows, and disclosures.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

ASC 350, Intangibles—Goodwill & Other

In November 2008, the FASB ratified ASC 350, Intangibles—Goodwill & Other. ASC 350 requires that a defensive intangible asset be accounted for as a separate unit of accounting and assigned a useful life which reflects the entity’s consumption of the expected benefits related to that asset. A defensive intangible asset is an acquired intangible asset which the acquirer does not intend to actively use, but intends to hold to prevent others from obtaining access to the asset, excluding intangible assets that are used in research and development. An entity’s benefit from holding a defensive intangible asset is the direct and indirect cash flows resulting from the entity preventing others from realizing any value from the intangible assets. The period over which a defensive asset diminishes in fair value can be used as a proxy for the entity’s consumption of the expected benefits related to the asset. This guidance is effective for defensive intangible assets acquired on or after January 1, 2009. Also in April 2008, the FASB issued and update to this ASC, that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and expanded disclosure related to the determination of intangible asset useful lives is required, effective for financial statements issued for fiscal years beginning after December 15, 2008. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

ASC 810, Consolidation

In December 2007, the FASB issued ASC 810, Consolidation, as amended by SFAS 160. This ASC establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary, effective beginning January 1, 2009, requiring retroactive presentation and disclosure of existing non-controlling interest. ASC 810 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss will be measured using the fair value of the non-controlling equity investment on the deconsolidation date. This standard includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. The adoption of this new guidance resulted in a retrospective adjustment of the Balance Sheet, Income Statement and Stockholders’ Equity for the prior years, for presentation and disclosures purposes as follows:

	As originally issued 2008		Reclassification		As reclassified 2008
Non-controlling interest	P.	4,307,931	P.	(4,307,931)	P.	—
Stockholders’ equity		81,529,277		4,307,931		85,837,208
Net income		3,328,579		(51,743)		3,276,836

	As originally issued 2007		Reclassification		As reclassified 2007
Non-controlling interest	P.	4,790,947	P.	(4,790,947)	P.	—
Stockholders’ equity		86,771,564		4,790,947		91,562,511
Net income		5,739,051		423,957		6,163,008

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

ASC 815, Derivatives and Hedging

In March 2008, the FASB issued ASC 815, Derivatives and Hedging, as amended by SFAS 161. This ASC requires enhanced disclosures about an entity’s derivative and hedging activities. Under ASC 815, as amended by SFAS 161, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under ASC 815 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. ASC 815 is effective beginning January 1, 2009 and encourages comparative disclosures for earlier periods at initial adoption. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

ASC 715, Compensation – Retirement Benefits

In December 2008, the FASB issued ASC 715, Compensation – Retirement Benefits. This ASC requires plan sponsors to provide improved disclosures about plan assets, including categories of plan assets, nature and amount of concentrations of risk and disclosure about fair value measurements of plan assets, similar to those required by ASC 820. These new disclosures are required for fiscal years ending after December 15, 2009. The adoption of this new guidance did not have any impact on the Company’s financial position or results of operations.

ASC 855, Subsequent Events

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, ASC 855 sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. In accordance with ASC 855, an entity should apply the requirements to annual financial periods ending after June 15, 2009. The adoption of this new guidance had no impact on the Company.

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

Summary:

Net income and total stockholders’ equity, adjusted to take into account the material differences between Mexican FRS and U.S. GAAP, are as follows:

	Year ended December 31,
	2009		2008 Retrospectively adjusted		2007 Retrospectively adjusted
Net income as reported under Mexican FRS	P.	9,562,888	P.	5,630,928	P.	7,013,678

U.S. GAAP adjustments:
Capitalized interest on net financing cost		—		22,252		113,153
Reversal of amortization of intangible asset acquired in transaction between entities under common control		56,520		25,905
Depreciation of capitalized interest		(41,848)		(37,739)		(26,863)
Deferred income tax under U.S. GAAP included in this reconciliation		(166,504)		(346,254)		(453,141)
Goodwill effect of change in valuation allowance of deferred income tax asset		—		(1,666,954)		—
Difference between the re-expression of depreciation expense based on specific indexation factors and on the basis of the NCPI		(1,255,506)		(1,468,915)		(1,674,019)
Equity interest in net income of affiliate		(37,711)		117,500		28,655
Negative goodwill effect on depreciation and amortization		690,365		1,092,398		1,092,398
Difference between the measurement of depreciation and amortization expense due to step acquisitions		(205,352)		(79,670)		82,780
Difference between the carrying value and fair value of non-controlling interest		(16,331)		(12,615)		(13,361)
Effects of inflation accounting on U.S. GAAP adjustments		—		—		(272)

Total U.S. GAAP adjustments		(976,367)		(2,354,092)		(850,670)

Net income under U.S. GAAP	P.	8,586,521	P.	3,276,836	P.	6,163,008

Distribution of net income:
Majority interest		8,312,253		3,328,579		5,739,051
Non-controlling interest		274,268		(51,743)		423,957

		8,586,521		3,276,836		6,163,008

Weighted average outstanding shares (millions)		18,157		18,596		19,766
Earnings per share under U.S. GAAP (in pesos)	P.	0.46	P.	0.18	P.	0.29

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

	Year ended December 31,
	2009		2008 Retrospectively Adjusted
Total stockholders’ equity under Mexican FRS	P.	99,484,972	P.	80,125,250
U.S. GAAP adjustments, net of effects of inflation on monetary items:
Capitalized interest on net financing cost		604,531		468,205
Accumulated depreciation of capitalized interest or net financing cost		(139,803)		(77,791)
Deferred income tax on U.S.GAAP adjustments included in this reconciliation		(1,862,094)		(1,527,383)
Transaction between entities under common control		(369,735)		(426,255)
Deferred income tax on effect of translation of foreign subsidiaries		7,933,535		2,176,811
Goodwill effect of change in valuation allowance of deferred income tax asset		(2,158,090)		(1,666,954)
Deferred taxes on the difference between the indexed cost and specific indexation factor valuation of inventories and plant, property and equipment		(3,499,067)		(2,852,202)
Difference between the re-expression of inventories and plant, property and equipment based on specific indexation factors and on the basis of the NCPI		10,419,221		8,935,167
Labor obligations (ASC 715)		2,014,362		1,065,281
Equity investment in affiliated company		65,849		86,600
Reversal of goodwill impairment		305,304		305,304
Goodwill translation		—		447,050
Reversal of capital gain due to negative goodwill		(4,951,724)		(4,951,724)
Negative goodwill effect on depreciation and amortization		4,530,885		3,840,520
Difference between the measurement of accumulated depreciation and amortization due to step acquisitions		(661,492)		(356,814)
Reversal of capital loss for acquisition of non-controlling interest		296,601		296,601
Difference between the carrying value and fair value of non-controlling interest		(65,324)		(50,458)

Total U.S. GAAP adjustments net		12,462,959		5,711,958

Total stockholders’ equity under U.S. GAAP	P.	111,947,931		P85,837,208

Condensed financial information under U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2009, 2008 and 2007, prepared under U.S. GAAP, including the differences and reclassifications as compared to Mexican FRS described in this Note:

	2009		2008		2007
Operating revenues	P.	92,540,086	P.	76,004,741	P.	67,760,171
Operating costs and expenses		82,313,044		67,716,273		58,172,227

Operating income		10,227,042		8,288,468		9,587,944
Other expenses, net		(3,119)		(46,700)		(180,413)
Financing income (cost), net		1,099,908		(2,000,410)		(22,348)
Equity interest in net income of affiliates		1,851,675		308,019		717,729

Income before income tax		13,175,506		6,549,377		10,102,912
Income tax		4,588,985		3,272,541		3,939,904

Net income	P.	8,586,521	P.	3,276,836	P.	6,163,008

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

The following table presents consolidated condensed balance sheets at December 31, 2009 and 2008, prepared under U.S. GAAP, including the differences and reclassifications as compared to Mexican FRS described in this Note:

	2009		2008 Retrospectively adjusted
Assets
Current assets	P.	49,580,079	P.	37,705,009
Plant, property and equipment, net		88,448,843		65,349,309
Goodwill, net		12,843,296		10,220,378
Equity investments		16,832,412		11,448,654
Other non-current assets		19,135,878		10,417,161

Total assets	P.	186,840,508	P.	135,140,511

Liabilities and stockholders’ equity
Short-term debt and current portion of long-term debt	P.	12,667,266	P.	14,727,645
Other current liabilities		37,135,907		21,908,084

Total current liabilities		49,803,173		36,635,729

Long-term debt		20,676,654		10,411,056
Employee benefits		764,231		1,226,744
Deferred taxes		3,648,519		1,029,774

Total liabilities		74,892,577		49,303,303

Stockholders’ equity		106,096,325		81,529,277
Non-controlling interest		5,851,606		4,307,931

Total Stockholders’ equity		111,947,931		85,837,208

Total liabilities and stockholders’ equity	P.	186,840,508	P.	135,140,511

TELMEX INTERNACIONAL, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

(In thousands of Mexican pesos, see Note 2c)

	Total
Balances at December 31, 2006	P.	51,956,347
Increase in parent investment		19,990,005
Cash dividend paid to non-controlling interest in subsidiary		(122,763)
Acquisition of non-controlling interest		(388,348)
Gain on dilution of investment in affiliate		1,840,815
Comprehensive income:
Net income of the year		6,163,008
Other comprehensive income items:
Effect of translation of foreign entities		11,268,001
Effect of labor obligations, net of deferred taxes		855,446

Balances at December 31, 2007		91,562,511
Dividend declared		(2,786,482)
Repurchase of Company’s own shares in cash		(4,245,302)
Cash dividend paid to non-controlling interest in subsidiary		(195,208)
Related parties transactions		(325,555)
Comprehensive income:
Net income of the year		3,276,836
Other comprehensive income items:
Deferred taxes allocated to equity		471,331
Effect of translation of foreign entities		(1,716,016)
Effect of ASC 715, net of deferred taxes		(204,907)

Balances at December 31, 2008		85,837,208
Dividend declared		(3,098,073)
Repurchase of Company’s own shares in cash		(2,489,900)
Cash dividend paid to non-controlling interest in subsidiary		(52,291)
Transactions between entities under common control and acquisition of non-controlling interest		(224,627)
Comprehensive income:
Net income of the year		8,586,521
Other comprehensive income items:
Deferred taxes allocated to equity		193,473
Effect of translation of foreign entities		22,242,210
Effect of ASC 715, net of deferred taxes		953,410

Balances at December 31, 2009	P.	111,947,931

	2009		2008		2007
Comprehensive income for the year	P.	31,975,614	P.	1,827,244	P.	18,286,455

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Telmex Internacional, S.A.B. de C.V.

By:	/s/ Oscar Von Hauske Solís
Name: Oscar Von Hauske Solís
Title: Chief Executive Officer

Date: May 26, 2010